    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 1, 2001
                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                         BELLWETHER EXPLORATION COMPANY
             (Exact name of Registrant as specified in its charter)

             DELAWARE                             1311                            74-0437769
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                             1331 LAMAR, SUITE 1455
                           HOUSTON, TEXAS 77010-3039
                                 (713) 495-3000
              (Address, including zip code, and telephone number,
        including area code of Registrant's principal executive offices)

                                 ROLAND SLEDGE
                                GENERAL COUNSEL
                         BELLWETHER EXPLORATION COMPANY
                             1331 LAMAR, SUITE 1455
                           HOUSTON, TEXAS 77010-3039
                                 (713) 495-3000
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                             ---------------------

                                   Copies to:

                GEORGE G. YOUNG III                              MICHAEL E. DILLARD, P.C.
               HAYNES AND BOONE, LLP                     AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
         1000 LOUISIANA STREET, SUITE 4300                   711 LOUISIANA STREET, SUITE 1900
               HOUSTON, TEXAS 77002                                HOUSTON, TEXAS 77002
                  (713) 547-2000                                      (713) 220-5800
            (713) 547-2600 (FACSIMILE)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective and the satisfaction or waiver of all other conditions to the merger, pursuant to the Agreement and Plan of Merger, dated as of January 24, 2001, described in the enclosed Proxy Statement/ Information Statement/Prospectus.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM      PROPOSED MAXIMUM
         TITLE OF SHARES               AMOUNT TO BE       OFFERING PRICE PER    AGGREGATE OFFERING         AMOUNT OF
         TO BE REGISTERED              REGISTERED(2)             SHARE               PRICE (3)         REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
  share(1)                              11,428,571        $      5.94           $   67,922,872        $     16,981
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

(1) Includes associated Rights to purchase shares of the Registrant's Preferred Stock. The Rights are not currently separable from the shares of common stock, par value $0.01 per share, of Registrant and are not currently exercisable.
(2) Represents the maximum number of shares of Bellwether common stock, par value $0.01 per share, estimated to be issuable upon the consummation of the merger of Bargo Energy Company with and into Bellwether as described herein.
(3) Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) of the Securities Act of 1933, as amended, and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to (a) 113,709,220, the estimated number of shares of Bargo common stock to be exchanged in the merger, multiplied by (b) $1.125, the last sale of Bargo common stock reported on the over-the-counter bulletin board on January 30, 2001, less (c) $60.0 million, the estimated amount of cash to be received by Bargo shareholders in the merger.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

       THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 1, 2001

                               [BELLWETHER LOGO]

                                  [BARGO LOGO]

                   PROPOSED MERGER -- YOUR VOTE IS IMPORTANT

     The boards of directors of Bellwether Exploration Company and Bargo Energy Company have agreed upon a merger of the two companies. This merger will create an independent oil and gas company with pro forma estimated net proved reserves of over 85 million barrels of oil equivalent and pro forma production of 25.0 thousand barrels of oil equivalent per day. If we complete the merger, Bargo will be merged into Bellwether and Bellwether will change its name to a name to be agreed upon between Bellwether and Bargo.

     If the average closing price of Bellwether common stock for the 20 trading days ending three days before closing is between $7.00 and $9.00, holders of Bargo common stock will receive $1.26 per share, payable in a combination of cash and Bellwether common stock. If the average closing price of Bellwether common stock exceeds $9.00, Bargo common shareholders will receive more than $1.26 per share, and if the average closing price of Bellwether common stock is less than $7.00, Bargo common shareholders will receive less.

     The proportion of the merger consideration paid in cash to holders of Bargo common stock will depend on the number of Bargo stock options and warrants exercised prior to the closing of the merger. Assuming that the average price of Bellwether common stock is between $7.00 and $9.00 over the relevant trading period, we anticipate that Bargo common shareholders will receive $0.448 in cash per share and between 0.090 and 0.116 shares of Bellwether common stock in exchange for each share of Bargo common stock that they own. After the merger, Bargo common shareholders and optionholders will own between 41.1% and 31.9% of the common stock of the combined company on a fully diluted basis.

     Unless Bargo's outstanding preferred stock is redeemed prior to the merger, Bargo preferred shareholders will receive an aggregate of $50 million in cash, the redemption price of the preferred stock, plus approximately $ million in accrued and unpaid dividends to the closing date.

     Bellwether stockholders will continue to own their existing shares of Bellwether common stock after the merger, which will represent from 58.9% to 68.1% of the common stock of the combined company on a fully diluted basis.

     Bellwether common stock is quoted on The Nasdaq National Market System under the symbol "BELW."

     We cannot complete the merger unless the Bellwether and Bargo stockholders vote to approve the merger. Additionally, at the Bellwether annual meeting the Bellwether stockholders are being asked to approve an amendment to Bellwether's certificate of incorporation increasing its authorized capital stock, an amendment to Bellwether's 1996 Stock Incentive Plan increasing the number of Bellwether shares reserved for issuance under the plan, the election of eight directors to the Bellwether board and the ratification of Bellwether's auditors for 2001. Holders of Bargo common stock and preferred stock who own a majority of the outstanding shares of each class have agreed to approve the merger by executing an action by written consent of shareholders. WE ARE NOT SOLICITING THE PROXIES OR WRITTEN CONSENT OF BARGO SHAREHOLDERS.

     YOUR VOTE IS VERY IMPORTANT. If you are a Bellwether stockholder, please take the time to vote by completing and mailing the enclosed proxy card to us, whether or not you plan to attend the annual meeting.

     The date, time and place of the annual meeting of Bellwether stockholders
is             , 2001, at 10:00 am, Houston, Texas time at           . The Bargo
written consent will be effective on the same day as the Bellwether annual meeting.

     This document is a prospectus relating to the shares of Bellwether common stock to be issued in the merger, a proxy statement for Bellwether to solicit proxies for Bellwether's annual meeting and an information statement for Bargo's shareholders to provide them with information about the merger. It contains answers to frequently asked questions and a summary of the important terms of the merger and related transactions, followed by a more detailed discussion. For a discussion of certain significant matters that should be considered before
voting on the merger, see "Risk Factors" beginning on page   .

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE BELLWETHER COMMON STOCK TO BE ISSUED IN THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This proxy statement/information statement/prospectus is dated           ,
2001 and is first being mailed to Bellwether stockholders and Bargo shareholders
on or about           , 2001.

                         BELLWETHER EXPLORATION COMPANY
                             1331 LAMAR, SUITE 1455
                           HOUSTON, TEXAS 77010-3039
                                 (713) 495-3000

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                         TO BE HELD ON           , 2001

To the Stockholders of Bellwether Exploration Company:

     The annual meeting of stockholders of Bellwether Exploration Company will
be held at           , on           , 2001 at 10:00 a.m., Houston, Texas time,
for the following purposes:

          1. to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated January 24, 2001, between Bargo Energy Company and Bellwether pursuant to which Bargo will be merged with and into Bellwether and to which Bellwether's name will be changed and certain directors and officers of Bargo and Bellwether will be granted stock options;

          2. to consider and vote upon a proposal to amend Bellwether's certificate of incorporation to increase the number of shares of Bellwether's authorized capital stock from 31.0 million to 65.0 million shares, 60.0 million of which will be common stock and 5.0 million of which will be preferred stock;

          3. to consider and vote upon a proposed amendment to Bellwether's 1996 Stock Incentive Plan to increase the shares of Bellwether common stock reserved for issuance under the plan by 2.0 million shares or, if the merger is not approved, by 500,000 shares;

          4. to elect eight nominees to the board of directors to serve until their successors are duly elected and qualified or until their earlier death, resignation or removal;

          5. to ratify the selection of KPMG LLP as Bellwether's independent auditors for the fiscal year ending December 31, 2001; and

          6. to transact such other business incident to the conduct of the meeting as may properly come before the Bellwether annual meeting or any adjournments or postponements thereof.

     Only stockholders of record at the close of business on           , 2001
are entitled to notice of and to vote at the Bellwether annual meeting or at any adjournments or postponements thereof. Each share of Bellwether common stock is entitled to one vote per share. A complete list of stockholders entitled to vote at the annual meeting will be available for examination at the offices of Bellwether in Houston, Texas during normal business hours by any holder of Bellwether common stock for any purpose relevant to the Bellwether annual meeting for a period of 10 days prior to the Bellwether annual meeting. Such list will also be available at the annual meeting and may be inspected by any Bellwether stockholder for any purpose relevant to the annual meeting. Holders of Bellwether common stock are not entitled to dissenters' appraisal rights under the Delaware General Corporation Law in respect of the merger.

                                            By Order of the Board of Directors,

                                            Secretary

Houston, Texas
            , 2001

YOUR VOTE IS IMPORTANT. EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, WE REQUEST THAT YOU SIGN AND RETURN THE ENCLOSED PROXY OR VOTING INSTRUCTION CARD AND THUS ENSURE THAT YOUR SHARES WILL BE REPRESENTED AT THE ANNUAL MEETING IF YOU ARE UNABLE TO ATTEND. IF YOU DO ATTEND THE ANNUAL MEETING AND WISH TO VOTE IN PERSON, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.

                              BARGO ENERGY COMPANY
                           700 LOUISIANA, SUITE 3700
                              HOUSTON, TEXAS 77002
                                 (713) 236-9792

                             INFORMATION STATEMENT

To the Shareholders of Bargo Energy Company:

     This Information Statement is being furnished to the shareholders of Bargo Energy Company in connection with an action to be taken by the written consent of the holders of a majority of the voting power of Bargo common stock and preferred stock, voting separately as a class.

         WE ARE NOT ASKING YOU FOR A PROXY OR TO SIGN A WRITTEN CONSENT
                 AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

     Holders of a majority of the voting power of Bargo common stock and preferred stock have agreed to sign a written consent approving the adoption of the Agreement and Plan of Merger, dated January 24, 2001, between Bargo and Bellwether Exploration Company pursuant to which Bargo will be merged with and into Bellwether.

     Texas law and Bargo's articles of incorporation permit Bargo shareholders to approve the merger without a meeting of shareholders and without prior notice if the written consent approving the merger describes the action taken and is signed by holders of a majority of Bargo's outstanding common stock and preferred stock, voting separately as a class. We are sending this Information Statement to all shareholders that were entitled to vote but did not agree to execute the written consent in compliance with Texas law. The written consent adopting the Agreement and Plan of Merger will be effective on the date of the Bellwether annual meeting.

     Holders of our common stock and preferred stock who comply with certain requirements and procedures set forth in Article 5.12 of the Texas Business Corporation Act may be entitled to assert dissenters' rights. A copy of Article
5.12 is attached as Annex E.

                                            By Order of the Board of Directors,

                                            Corporate Secretary

Houston, Texas
            , 2001

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Questions and Answers About the Merger..........  iii
Summary.........................................    1
  The Companies.................................    1
  The Merger....................................    1
  Our Recommendations to Stockholders...........    2
  Opinions of Financial Advisors................    2
  Board of Directors and Management of Newco
    following the Merger........................    2
  The Annual Meeting and Action by Written
    Consent.....................................    2
  Record Dates..................................    3
  Votes Required................................    3
  Voting Agreements.............................    3
  Share Ownership of Management.................    3
  Risks Associated with the Merger..............    4
  Accounting Treatment..........................    4
  Conditions to the Merger......................    4
  Termination of the Merger Agreement...........    4
  Termination Fees..............................    4
  Interests of Certain Persons in the Merger
    that Differ from Your Interests.............    5
  No Solicitation...............................    5
  Material Differences in the Rights of
    Stockholders................................    5
  Comparative per Share Market Price
    Information.................................    5
Summary Selected Historical Consolidated
  Financial Data................................    6
Summary Historical Oil and Gas Reserve
  Information...................................    7
Summary Unaudited Pro Forma Combined Financial
  and Reserve Data of Newco.....................    8
Unaudited Pro Forma Combined Financial Data of
  Newco.........................................    9
Summary Pro Forma Oil and Gas Reserve Data of
  Newco.........................................   10
Comparative Per Share Data......................   11
Risk Factors....................................   12
  Risks Relating to the Merger..................   12
  Risks Relating to the Business of Newco After
    the Merger..................................   13
Market Price and Dividend Information...........   18
  Historical Market Prices of Bellwether and
    Bargo.......................................   18
  No History of Dividends and No Dividends
    Expected in the Foreseeable Future..........   19
The Annual Meeting and Action by Written
  Consent.......................................   19
  Time and Place................................   19
  Purpose of the Annual Meeting and Action by
    Written Consent.............................   19
  Voting and Record Dates.......................   20
  Bellwether Proxies............................   20
  Solicitation of Proxies.......................   21
  Voting Agreements.............................   22
Newco -- The Combined Company...................   22
The Merger......................................   23
  Background of the Merger......................   23
  Reasons for the Merger -- Bargo...............   26
  Reasons for the Merger -- Bellwether..........   27
  Opinions of Bargo's Financial Advisor.........   29
  Opinion of Bellwether's Financial Advisor.....   36
  Accounting Treatment..........................   41
  Opinion as to Material U.S. Federal Income Tax
    Consequences of the Merger..................   41

                                                  PAGE
                                                  ----
  Board of Directors and Management of Newco
    Following the Merger........................   41
  Interests of Certain Persons in the Merger....   42
  Appraisal Rights..............................   43
  Termination of Trading of Bargo Common
    Stock.......................................   43
Terms of the Merger Agreement...................   43
  Effective Time of the Merger..................   44
  Manner and Basis of Converting Shares.........   44
  Surrender and Exchange of Stock
    Certificates................................   45
  Representations and Warranties................   45
  Conduct of Business Prior to the Merger.......   46
  Limitation on Discussing or Negotiating Other
    Acquisition Proposals.......................   46
  Certain Additional Agreements.................   46
  Conditions to the Merger......................   47
  Termination of the Merger Agreement...........   49
  Termination Fees and Expenses.................   49
Material U.S. Federal Income Tax Consequences of
  the Merger....................................   51
Selected Historical Consolidated Financial and
  Operating Data................................   54
Unaudited Pro Forma Condensed Combined Financial
  Statements of NewCo...........................   56
Management's Discussion and Analysis of
  Financial Condition and Results of Operations
  of Bargo Energy Company.......................   64
  General.......................................   64
  Results of Operations.........................   64
  Liquidity and Capital Resources...............   66
  Inflation.....................................   67
  Market Risk Disclosure; Hedging...............   67
  New Accounting Pronouncements.................   67
Information About Bargo.........................   69
  Overview......................................   69
  Oil and Gas Properties........................   69
  East Texas Region.............................   70
  Gulf Coast Region.............................   70
  Permian Region................................   71
  Midcontinent Area.............................   72
  Oil and Gas Reserves..........................   73
  Productive Wells..............................   73
  Acreage.......................................   74
  Drilling Activities...........................   74
  Title to Properties...........................   74
  Oil and Gas Marketing and Major Customers.....   74
  Competition...................................   75
  Regulation....................................   75
  Employees.....................................   76
Management of Bargo.............................   77
  Executive Compensation........................   78
  Employment Agreements, Deferred Salary and
    Benefits....................................   78
  Options Granted in Last Year..................   79
  Aggregated Option Exercises in Last Year and
    Year End Option Values......................   79
  Stock Option and Award Plan...................   80
Certain Transactions of Bargo...................   81
  Security Ownership of Bargo's Principal
    Shareholders................................   81

                                                  PAGE
                                                  ----
Comparison of Stockholder Rights................   84
Description of Bellwether Capital Stock.........   86
  Common Stock..................................   86
  Preferred Stock...............................   87
  Delaware Anti-Takeover Law....................   87
  Provisions of Bellwether's Certificate of
    Incorporation and Bylaws....................   87
  Number of Directors; Filling Vacancies;
    Removal.....................................   88
  No Stockholder Action by Written Consent;
    Special Meetings............................   88
  Advance Notice Provisions for Stockholders
    Nominations and Stockholder Proposals.......   88
  Limitations on Liability and Indemnification
    of Officers and Directors...................   89
  Bellwether's Rights Plan......................   89
  Listing.......................................   90
  Transfer Agent and Registrar..................   90
Approval of Amendment to the Bellwether
  Certificate of Incorporation..................   90
  General.......................................   90
  Changes in Capitalization.....................   90
  Recommendation of the Bellwether Board; Vote
    Required for Approval.......................   91
Amendment to 1996 Stock Incentive Plan..........   91
  General.......................................   91
  Terms of the 1996 Plan and Agreements.........   92
  Federal Income Tax Consequences...............   93
Election of Directors of Bellwether.............   95
  Directors and Executive Officers..............   95

                                                  PAGE
                                                  ----
  Information Concerning the Operation of the
    Bellwether Board............................   97
  Compensation Committee Interlocks and Insider
    Participation...............................   98
  Compensation of Directors.....................   98
  Executive Compensation........................   98
  Executive Employment Contracts................   99
  Options Granted in Last Year..................  100
  Aggregated Option Exercises in Last Year and
    Year End Option Values......................  100
  Long-Term Incentive Plan Awards in 2000.......  101
  1994 Plan.....................................  101
  1996 Plan.....................................  101
  Report of Compensation Committee on Executive
    Compensation................................  101
  Compensation Committee Report.................  101
  Audit Committee Report........................  103
Transactions with Related Persons...............  104
  Relationship with Torch and Affiliates........  104
Performance Graph...............................  105
Section 16(a) Beneficial Ownership Reporting
  Compliance....................................  106
Ratification of Independent Auditors............  106
Experts.........................................  106
Legal Matters...................................  107
Bellwether Stockholder Proposals................  107
Where You Can Find More Information.............  108
Glossary of Oil and Gas Terms...................  110

LIST OF ANNEXES

Annex A  -- Agreement and Plan of Merger
Annex B -- Opinion of J.P. Morgan, a division of Chase Securities Inc. Annex C -- Opinion of Johnson Rice & Company, L.L.C.
Annex D -- Proposed Amendment to Bellwether's Certificate of Incorporation Annex E -- Article 5.12 of the Texas Business Corporation Act
Annex F  -- Bellwether Audit Committee Charter

                             ---------------------

     This document incorporates important business and financial information about Bellwether that is not included in or delivered with this document. Bellwether and Bargo stockholders may obtain this information from Bellwether without charge upon written or oral request to the following:

                         BELLWETHER EXPLORATION COMPANY
                             1331 LAMAR, SUITE 1455
                           HOUSTON, TEXAS 77010-3039
                         ATTENTION: INVESTOR RELATIONS
                           TELEPHONE: (713) 495-3000

     IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM BELLWETHER, PLEASE DO SO BY
            , 2001 SO THAT YOU MAY RECEIVE THEM BEFORE THE BELLWETHER ANNUAL MEETING. If you request any incorporated documents, we will mail them to you by first class mail or other equally prompt means as soon as practicable after we receive your request.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL HAPPEN IN THE MERGER?

A: The proposed merger will combine the business of Bellwether and Bargo. As a result of the merger, Bargo will cease to exist, and Bellwether will continue as a public company, but its name will change. We refer to Bellwether after the merger as "Newco."

Q: WHY ARE BELLWETHER AND BARGO MERGING?

A We believe that the merger will create a stronger exploration and production company. We believe the merger will:

     - Create a larger company with a strong platform to execute Newco's business strategy. The merger is expected to position Newco for further consolidation of small independent exploration and production companies, and for the acquisition of oil and gas properties in its core areas of the Permian Basin and the onshore/offshore Gulf Coast regions. We believe that Newco's enhanced asset base and financial position will allow it to pursue acquisitions on a more effective basis than either of the companies could have on an individual basis.

     - Provide a more balanced reserve mix which should improve Newco's risk profile. Newco will have an attractive balance of low-risk, long-life production and significant potential through high-impact development and exploitation opportunities. The pro forma reserve life of Newco's properties as of July 1, 2000 will be nine years compared with Bellwether's six-year reserve life. A longer reserve life generally results in longer and more stable cash flow generation and typically is less capital intensive than shorter life reserves.

     - Add significantly to Bellwether's current production and reserve base and enhance growth prospects. The merger will add 12 MBOE per day of production, none of which is subject to hedges, increasing Newco's pro forma average daily production to 25.0 MBOE per day. The merger will more than double Bellwether's reserve base from 28 MMBOE to approximately 86 MMBOE as of July 1, 2000. The combined complimentary reserve base will increase the prospect inventory and enhance the potential to further increase production from existing properties.

     - Improve financial flexibility. The merger will give Newco increased size and greater financial flexibility, which we believe will allow it to successfully compete for additional acquisitions. Newco is expected to have a larger capital base and more efficient access to capital, at a lower cost, than either Bellwether or Bargo has individually. In addition, Newco should be better positioned to fund future growth or reduce leverage through the possible sale of equity and/or through the divestiture of non-core properties.

     - Expand capital base and trading liquidity. At an assumed price of $8 per share at the close of the merger, the number of outstanding shares of Newco common stock will be approximately 24 million with a total market value of $192 million. This represents a 70% increase over Bellwether's current market value. We believe that the larger trading base and the expanded size and scope of Newco's operations will increase investor awareness of Newco.

     - Expand and strengthen Bellwether's management resources. The merger will combine the complimentary skill sets of the Bellwether and Bargo teams. Jonathan Clarkson, who has over 25 years of experience both as a banker and executive officer in the independent energy sector, including positions as Chief Financial Officer of United Meridian Corporation and Ocean Energy, Inc., will join Newco as President and Chief Financial Officer. He will join Douglas Manner, Bellwether's Chief Executive Officer, who has over 23 years of experience in the oil and gas business, including as Vice President and Chief Operating Officer of Gulf Canada Resources Limited and as Senior Vice President of Ryder Scott Company Petroleum Engineers.

     - Create cost savings and rationalization opportunities. Given the complimentary nature of their operations, the merger is expected to result in significant cost savings. Newco expects to reduce costs in the combined operations by $4 million per year through rationalization of existing outsourcing agreements, consolidation of corporate headquarters, elimination of duplicative administrative staff and expenses, realization of operating expense efficiencies and other savings. In addition, Newco intends to high grade and rationalize capital spending. Newco plans to pursue the most attractive development and exploitation opportunities available to the combined company. As a result, Newco should be able to allocate capital more efficiently in order to enhance its expected return on investment.

     - Provide Bargo shareholders immediate cash liquidity and the opportunity for continued investment appreciation. The merger consideration provides Bargo shareholders immediate cash liquidity on their investment and provides the opportunity for longer-term gains with their continued investment in Newco.

Q: HOW WILL THE MERGER AFFECT BARGO COMMON SHAREHOLDERS? WHAT WILL BARGO COMMON
   SHAREHOLDERS RECEIVE FOR THEIR SHARES?

A: If the average closing price of Bellwether's common stock for the 20 trading days ending three trading days prior to the closing of the merger is between $7.00 and $9.00, Bellwether will pay $140 million for all of the common stock of Bargo, assuming exercise of all warrants and stock options of Bargo. The consideration is payable as follows:

        - $60 million in cash; and

        - $80 million in Bellwether common stock valued at the average closing price.

   If the average closing price of the Bellwether common stock is between $7.00 and $9.00, holders of Bargo common stock will therefore receive $1.26 per share, payable $0.448 in cash and the balance in between 0.090 and 0.116 shares of Bellwether common stock.

Q: HOW WILL THE MERGER AFFECT BARGO PREFERRED SHAREHOLDERS? WHAT WILL BARGO
   PREFERRED SHAREHOLDERS RECEIVE IN THE MERGER?

A: Bargo preferred shareholders will receive $50.0 million in cash, the stated value of their preferred stock, plus approximately $ million in accrued and unpaid dividends to the closing date. Bargo may redeem the preferred stock prior to the merger for the same price.

Q: WHAT WILL HAPPEN TO BARGO'S STOCK OPTIONS IN THE MERGER?

A: Immediately prior to the closing of the merger, Bargo will purchase for cash stock options representing approximately 70% of the value of the options based on the consideration to be received in the merger. The remainder of the options will be converted into Bellwether common stock. Employees may exercise their options prior to the merger, in which case they will receive the same consideration as other holders of Bargo common stock in the merger.

Q: WHAT WILL HAPPEN AT THE BELLWETHER MEETING IN ADDITION TO VOTING ON THE
   MERGER?

A: In addition to voting on the merger, the Bellwether meeting will also constitute Bellwether's annual meeting, at which Bellwether stockholders will vote on the following additional matters:

   - An amendment to Bellwether's certificate of incorporation to increase its authorized capital stock from 31.0 million shares to 65.0 million shares,
     60.0 million shares of which will be common stock and 5.0 million shares of which will be preferred stock;

   - An amendment to Bellwether's 1996 incentive stock option plan to increase the number of shares of common stock subject to the plan by 2.0 million shares or, if the merger is not approved, by 500,000 shares;

   - The election of eight director nominees to serve until the next annual meeting of Bellwether directors or until their successors are elected or appointed and qualified. If the merger is approved, four of these directors will resign, the size of Newco's board will be reduced to seven members and three designees of Bargo will be appointed to the board; and

   - The ratification of KPMG LLP as Bellwether's auditors for its fiscal year ending December 31, 2001.

   If the merger is not approved, Bellwether's certificate of incorporation will not be amended.

Q: WILL BELLWETHER STOCKHOLDERS RECEIVE ANY SHARES IN THE MERGER?

A: No. Bellwether stockholders will continue to hold the common stock they own at the time of the merger.

Q: WHERE WILL MY SHARES BE TRADED AFTER THE MERGER?

A: Your Newco common stock will be quoted on The Nasdaq National Market System
   under the symbol "     ".

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We hope to complete the merger as soon as possible after receiving stockholder approval.

Q: HOW DO I VOTE AT THE BELLWETHER ANNUAL MEETING?

A: If you own Bellwether common stock, after reading this document, indicate on the enclosed proxy how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible so that your shares will be represented at the Bellwether annual meeting. In order to assure that we obtain your vote, please vote as instructed on your proxy card, even if you plan to attend the Bellwether annual meeting in person. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals submitted at the Bellwether annual meeting. You may revoke your proxy on or before the day of the Bellwether annual meeting by following the instructions on page 21. You then may either change your vote or attend the Bellwether annual meeting and vote in person.

   Bargo shareholders who own a majority of the voting power of Bargo common stock and preferred stock have agreed to execute a written consent approving the merger. We are not soliciting the vote or written consent of other Bargo shareholders.

Q: WHAT HAPPENS IF I DO NOT SUBMIT A PROXY OR VOTE ON THE MERGER?

A: If a Bellwether stockholder does not submit a proxy or vote at the meeting, it will have the effect of voting against the merger.

Q: IF MY BELLWETHER SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY
   BROKER VOTE THEM FOR ME?

A: Your broker will not be able to vote your shares in connection with the merger and the amendments to Bellwether's certificate of incorporation and stock option plan without instructions from you. You should instruct your broker to vote your shares, following the procedure provided by your broker. For the election of directors and ratification of KPMG LLP as Bellwether's auditors, your broker will have the right to vote your shares held in street name.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger, if you are a Bargo shareholder we will send written instructions on how to exchange your Bargo stock certificates for cash and certificates representing Bellwether common stock.

Q: AM I ENTITLED TO APPRAISAL RIGHTS?

A: Bargo common and preferred shareholders may be entitled to dissenters' rights of appraisal in connection with the merger under Texas law, subject to compliance with the procedures of Article 5.12 of the Texas Business Corporation Act. Bellwether stockholders will not be entitled to dissenter's rights under Delaware law in connection with the merger.

Q: IS THE MERGER TAXABLE?

A: Bargo and Bellwether each expect the merger to be tax free to the extent
   Bargo common shareholders receive stock in the merger. The cash portion of the merger consideration is expected to be taxable as capital gains to Bargo common shareholders. The consideration, if any, received by the Bargo preferred shareholders in the merger is expected to constitute ordinary income to the extent received for accrued but unpaid dividends. To the extent that cash received other than for accrued but unpaid dividends exceeds such shareholder's tax basis in his preferred stock he will recognize gain, which may be taxable as ordinary income. We have received opinions from our legal counsel that neither Bellwether, Bargo, any other member of Bargo's consolidated group nor, except to the extent described above, the Bargo shareholders will recognize any gain or loss for U.S. federal income tax purposes in the merger. In addition, the merger will have no tax consequences to Bellwether stockholders. Please review carefully the information under the caption "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page 51 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q: WHY ARE YOU PROPOSING THE AMENDMENT TO THE 1996 STOCK INCENTIVE PLAN?

A: We are proposing an amendment to increase the number of shares reserved for issuance under the 1996 Stock Incentive Plan by 2.0 million shares (500,000 shares if the merger is not approved) to permit additional grants of options and other awards to Bellwether employees and employees of Bargo that become employees of Newco pursuant to the merger. Under the 1996 plan, no more shares are currently available for issuance.

Q: ARE THERE ANY RISKS IN THE MERGER THAT I SHOULD CONSIDER?

A: Yes. There are risks associated with all business combinations, including the proposed merger. In particular, you should be aware that the amount of cash to be received by Bargo shareholders will change if outstanding Bargo stock options are exercised prior to the closing. Also, the number of shares of Bellwether common stock issued to Bargo shareholders is equal to $80.0 million divided by the average closing price of the Bellwether common stock for the 20 trading days ending on the third day prior to the closing date. If the average trading price is greater than $9.00, the average trading price will be deemed to be $9.00, and if less than $7.00, the average trading price will be deemed to be $7.00. Accordingly, the number of shares of Bellwether common stock that Bargo shareholders will receive will not change if the average market price is more or less than those amounts. We have described this risk and other risks in more detail under "Risk Factors."

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have more questions about the merger, please call the Investor
   Relations department of Bellwether at (713) 495-3000 or Bargo at (713) 236-9792. In addition, stockholders of Bellwether may contact MacKenzie Partners, Inc., Bellwether's proxy solicitor, who may be called toll-free at
   1-800-          .

Q: WHERE CAN I FIND MORE INFORMATION ABOUT THE COMPANIES?

A: Both companies file periodic reports with the Securities and Exchange
   Commission. You may read and copy this information at the SEC's public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available through the Internet at the Edgar database maintained by the SEC at http://www.sec.gov.

                                    SUMMARY

     This summary primarily highlights selected information from this document and does not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the other available information referred to under "Where You Can Find More Information" on page 108. The merger agreement is included as Annex A to this document. It is the legal document that governs the merger. We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary. If you are not familiar with the terms used to describe the assets and operations of oil and gas companies, you should read "Glossary of Oil and Gas Terms" on page 110.

THE COMPANIES

                         BELLWETHER EXPLORATION COMPANY
                             1331 LAMAR, SUITE 1455
                           HOUSTON, TEXAS 77010-3039
                                 (713) 495-3000

     Bellwether is an independent oil and gas exploration and production company engaged in the acquisition, exploitation, development, exploration and production of oil and gas properties. Bellwether owns a diversified portfolio of domestic and international properties, including properties in southwestern New Mexico, West Texas, the Gulf Coast region of Texas and Louisiana (on and offshore) and Latin America (on and offshore).

     For the first nine months of 2000, Bellwether had net income of $31.8 million, or $2.24 per share on a diluted basis. Bellwether generated earnings before interest, taxes, depreciation, depletion and amortization of $53.7 million for the nine months ended September 30, 2000. As of July 1, 2000, Bellwether had pro forma estimated net proved reserves of approximately 15.0 MMBbls of oil, which represented 53% of total proved reserves, and 78.4 Bcf of natural gas, which represented 47% of total proved reserves, for a total of 28.0 MMBOE. These reserves exclude reserves attributable to non-strategic assets sold by Bellwether subsequent to July 1, 2000. Since July 1, 2000 Bellwether acquired properties with estimated net proved reserves as of December 31, 2000 of 4.8 MMBOE.

                              BARGO ENERGY COMPANY
                           700 LOUISIANA, SUITE 3700
                              HOUSTON, TEXAS 77002
                                 (713) 236-9792

     Bargo is an independent oil and gas company engaged primarily in the acquisition, exploitation and development of oil and gas properties in the Permian Basin, Gulf Coast, Mid-Continent and East Texas.

     For the first nine months of 2000, Bargo had net income allocable to common shares of $9.4 million, or $0.09 per share on a diluted basis. Bargo generated earnings before interest, taxes, depreciation, depletion, amortization and charges for an extraordinary item of $48.4 million for the nine months ended September 30, 2000. As of July 1, 2000, Bargo had pro forma estimated net proved reserves of approximately 40.7 MMBbls of oil, which represented 70% of total proved reserves, and 104.5 Bcf of natural gas, which represented 30% of total proved reserves, for a total of 58.1 MMBOE. These reserves exclude reserves attributable to non-strategic assets sold by Bargo subsequent to July 1, 2000, including Bargo's California Coles Levee properties.

THE MERGER (SEE PAGES 23-53)

     Pursuant to the merger agreement Bargo will merge with and into Bellwether, and Bellwether will be renamed.

OUR RECOMMENDATIONS TO STOCKHOLDERS (SEE PAGES 22-29)

     The members of the Bellwether board who voted on the merger unanimously approved the merger, and recommended that Bellwether stockholders vote in favor of the merger. One of Bellwether's directors abstained from voting on the merger because he owns stock in Bargo and another director was unavailable for the meeting of directors. In addition, those Bellwether directors unanimously recommended that Bellwether stockholders vote in favor of the amendment to Bellwether's certificate of incorporation, the amendment to the 1996 plan, the nominees for director and the ratification of KPMG, LLP as Bellwether's auditors. The board of directors of Bargo unanimously approved the merger and recommended adoption of the merger agreement by Bargo's shareholders.

OPINIONS OF FINANCIAL ADVISORS (SEE PAGES 29-41)

     In deciding to recommend the merger, we considered opinions from our respective financial advisors.

     Bellwether received a written opinion from its financial advisor, Johnson Rice & Company, LLC, to the effect that as of the date of such opinion, the merger consideration to be paid to the Bargo shareholders in the merger is fair to the Bellwether stockholders, from a financial point of view.

     Bargo received a written opinion from its financial advisor, J.P. Morgan, a division of Chase Securities Inc., to the effect that as of the date of such opinion, the merger consideration to be received by the holders of outstanding Bargo common stock in the merger is fair, from a financial point of view, to those holders of Bargo common stock.

     The full texts of these opinions describe the basis and assumptions on which they were rendered and are attached hereto as Annexes B and C. You should read these opinions in their entirety.

BOARD OF DIRECTORS AND MANAGEMENT OF NEWCO FOLLOWING THE MERGER (SEE PAGES
41-42)

     If the merger is approved, four existing Bellwether directors will resign as directors of Bellwether and the size of the board will be reduced to seven. The remaining Bellwether directors will fill those vacancies with three Bargo designated directors to serve on the Bellwether board. As a result, following the merger, the Newco board will consist of four individuals designated by Bellwether, each of whom currently serves on the Bellwether board, and three individuals designated by Bargo, each of whom currently serves on the Bargo board. After the merger, the management of Newco will include the following executive officers:

NAME                         CURRENT POSITION              POSITION WITH NEWCO
----                         ----------------              -------------------
Douglas G. Manner            Chairman of the Board,        Chairman of the Board and
                               Chief Executive Officer       Chief Executive Officer
                               and President of
                               Bellwether
Jonathan M. Clarkson         President, Chief Operating    President, Chief Financial
                               Officer and Director of       Officer and Director
                               Bargo

THE ANNUAL MEETING AND ACTION BY WRITTEN CONSENT (SEE PAGES 19-22)

     Bellwether. At the Bellwether annual meeting, holders of Bellwether common stock will be asked to adopt the merger agreement. In addition, Bellwether stockholders will be asked to:

     - approve an amendment to Bellwether's certificate of incorporation to increase Bellwether's authorized capital stock from 31.0 million shares to 65.0 million shares if the merger is approved;

     - approve an amendment to Bellwether's 1996 Stock Incentive Plan to increase the number of shares reserved for issuance under the 1996 Plan by 2.0 million, or if the merger is not approved, by 500,000 shares;

     - elect eight directors to serve until the 2002 annual meeting of stockholders or until their successors are elected and qualified, or until they earlier resign; and

     - ratify the selection of KPMG LLP as Bellwether's independent auditors for the fiscal year ending December 31, 2001.

     Bargo. Holders of a majority of the voting power of the Bargo common stock and preferred stock have agreed to execute a written consent approving the merger agreement. We are not soliciting proxies or written consents from holders of Bargo common stock or preferred stock.

RECORD DATES (SEE PAGE 20)

     Bellwether. You can vote at the annual meeting of Bellwether stockholders if you owned Bellwether common stock at the close of business on
                    , 2001.

     Bargo. The record date for holders of Bargo common stock and preferred stock was January 23, 2001.

VOTES REQUIRED (SEE PAGE 20)

     Bellwether. Adoption of the merger agreement and the amendment to Bellwether's certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of Bellwether common stock. Abstentions and broker non-votes will be the equivalent of a "no" vote on the merger and amendment to Bellwether's certificate of incorporation.

     Adoption of the amendment to the 1996 Plan and ratification of auditors requires the affirmative vote of a majority of the shares of Bellwether common stock present in person or proxy at the annual meeting. Abstentions will be the equivalent of a "no" vote because they are considered present at the annual meeting for these matters. Broker non-votes will not be considered present at the annual meeting for these matters so that broker non-votes will have the effect of reducing the number of affirmative votes required to achieve a majority vote by reducing the total number of shares from which the majority is calculated.

     The election of directors requires the affirmative vote of the holders of a plurality of shares of common stock present and voting, in person or by proxy, at the annual meeting. Abstentions and broker non-votes have no effect on determinations of plurality except to the extent that they affect the total votes received by any particular candidate. Each share of Bellwether common stock will be entitled to one vote per share.

     Bargo. Approval of the merger agreement by Bargo requires the affirmative vote of a majority of the voting power of the Bargo common stock and the preferred stock, voting separately as a class. Each share of Bargo common stock and preferred stock will be entitled to one vote per share.

VOTING AGREEMENTS (SEE PAGE 22)

     In connection with the signing of the merger agreement, directors, executive officers and stockholders of Bellwether and Bargo entered into voting agreements to vote all of their shares of common stock in favor of the merger agreement and in the case of Bellwether the other matters to be acted upon at the annual meeting. The total number of shares of Bellwether common stock subject to these voting agreements represents approximately 9.1% of the outstanding shares of Bellwether common stock and the total number of shares of Bargo common stock subject to these voting agreements represents approximately 80.9% of the outstanding shares of Bargo common stock and 94.6% of the outstanding shares of Bargo preferred stock.

SHARE OWNERSHIP OF MANAGEMENT

     Bellwether. As of the record date for the Bellwether annual meeting, there were 13,993,229 shares of Bellwether common stock outstanding. Directors and executive officers of Bellwether own approximately 2% of the shares entitled to vote at the Bellwether annual meeting.

     Bargo. As of January 23, 2001, there were 87,935,885 shares of Bargo common stock and 5,000,000 shares of preferred stock outstanding. Directors and executive officers of Bargo beneficially own approximately 34.7% of the outstanding common stock and 10.0% of the preferred stock.

RISKS ASSOCIATED WITH THE MERGER (SEE PAGES 12-13)

     You should be aware of and carefully consider the risks relating to the merger described under "Risk Factors." These risks include the possible difficulties in combining two companies that have previously operated independently.

ACCOUNTING TREATMENT (SEE PAGE 41)

     The merger will be accounted for by Bellwether under the "purchase" method of accounting.

CONDITIONS TO THE MERGER (SEE PAGES 47-48)

     In addition to the approval for trading of the shares of Newco common stock to be issued in the merger on The Nasdaq National Market System, we will complete the merger only if the conditions to the merger are satisfied, including the following:

     - the adoption and approval of the merger agreement by the Bellwether stockholders and the Bargo shareholders; and

     - the absence of any law or court order that prohibits the merger.

     Either of us may choose to complete the merger even though a condition has not been satisfied if the law allows us to do so.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE 49)

     We can agree to terminate the merger agreement at any time. In addition, either of us can unilaterally terminate the merger agreement in various circumstances, including the following:

     - if the merger has not been completed by July 16, 2001,

     - if the stockholders of either company fail to approve the merger agreement as described in this document; and

     - if either of our boards determines that its fiduciary duties require termination.

     In addition, Bargo may terminate the merger agreement if the average of the closing prices of Bellwether's common stock over any ten consecutive trading days from the date of the merger agreement until the closing of the merger is less than $6.00. Bargo may only terminate the merger agreement for this reason if it sends Bellwether a termination notice within five business days after any such ten day period.

     Bellwether may terminate the merger agreement if it fails to obtain the requisite financing to complete the merger. Bellwether's right to terminate the merger agreement for this reason terminates, however, 21 days after delivery of Bargo's December 31, 2000 reserve report to Bellwether.

     The merger agreement can be terminated in other circumstances which are
described on page   .

TERMINATION FEES (SEE PAGES 49-51)

     If the merger agreement is terminated by either party in specific circumstances involving a business transaction with a third party, the party entering into the other business transaction will be required to pay the other party to the merger agreement a termination fee of $7.5 million and the expenses of such other party up to $750,000.

     Additionally, if Bellwether terminates the merger agreement because it fails to obtain the requisite financing to complete the merger and Bargo's reserve report prepared by independent petroleum engineers does not contain reserve quantities materially less than represented to Bellwether, Bellwether must pay Bargo a termination fee of $5.0 million.

INTERESTS OF CERTAIN PERSONS IN THE MERGER THAT DIFFER FROM YOUR INTERESTS (SEE PAGES 42-43)

     Some of Bellwether's directors and officers have interests in the merger that differ from, or are in addition to, your interests as stockholders of Bellwether. These interests include:

     - Mr. Bryan, the chairman of Bellwether's board, owns 1,061,750 shares of common stock of Bargo. Mr. Bryan also owns approximately 23% of Torch Energy Advisors Incorporated on a fully diluted basis, which together with its subsidiaries, provides outsourcing services to Bellwether and Bargo, and will provide such services to Newco following the merger. Mr. Bryan's interests were disclosed to and considered by Bellwether's board in connection with their consideration of the merger. Mr. Bryan abstained from voting on the merger agreement because of these interests.

     - Options under Bellwether's stock option plans will vest as a result of the merger and become immediately exercisable.

     - Executive officers of Bellwether will be granted stock options pursuant to the merger agreement.

     Some of Bargo's directors and officers have interests in the merger that differ from, or are in addition to, your interests as shareholders of Bargo. These interests include:

     - Mr. Goff, Bargo's chief executive officer, will receive a cash payment under his severance agreement and may receive a cash payment under his non-compete agreement;

     - the designation of three members of the Bargo board to the board of directors of Newco;

     - stock options will vest and holders will receive cash from Bargo prior to the merger and common stock from Bellwether after the completion of the merger;

     - two officers of Bargo have entered into employment agreements with Newco that will become effective upon completion of the merger; and

     - executive officers of Bargo who will become executive officers of Bellwether will be granted stock options pursuant to the merger agreement.

NO SOLICITATION (SEE PAGE 46)

     We have each agreed not to initiate or engage in any discussions with another party regarding a business combination while the merger is pending.

MATERIAL DIFFERENCES IN THE RIGHTS OF STOCKHOLDERS (SEE PAGES 84-86)

     Bargo is a Texas corporation and Bellwether is a Delaware corporation. Upon completion of the merger, your rights as stockholders of Newco will be governed by its charter and bylaws, and Delaware law. You should consider the fact that Newco charter and bylaws and Delaware law will differ in some material respects from Bargo's charter and bylaws and Texas law.

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

     Bellwether's common stock is quoted on The Nasdaq National Market System and Bargo's common stock is quoted on the Over-the-Counter Bulletin Board. On January 24, 2001, the last full trading day prior to public announcement of the merger, Bellwether's common stock closed at $9.22 per share and the last reported sale price of Bargo's common stock was $1.72 per share. On January 31, 2001, Bellwether's common stock closed at $8.59 per share and the last reported sale price of Bargo's common stock was $1.19 per share. We urge you to obtain current market quotations before making any decision with respect to the merger.

            SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following information should be read in conjunction with the historical consolidated financial statements of Bellwether, incorporated by reference in this document, and of Bargo included elsewhere in this document.
                         BELLWETHER EXPLORATION COMPANY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     SIX MONTH
                                                   FISCAL YEAR   TRANSITION PERIOD       YEAR ENDED         NINE MONTHS ENDED
                                                      ENDED            ENDED            DECEMBER 31,          SEPTEMBER 30,
                                                    JUNE 30,       DECEMBER 31,      -------------------   -------------------
                                                      1997             1997            1998       1999       1999       2000
                                                   -----------   -----------------   --------   --------   --------   --------
                                                                                                               (UNAUDITED)
Revenues and Expense Data:
  Oil and gas revenues...........................   $ 39,067         $ 44,163        $ 73,217   $ 67,948   $ 43,840   $ 78,298
  Gas plant revenues, net........................      3,330              804           1,203      1,464        907      2,141
  Interest and other income......................        363              609           1,347      1,335      1,444        757
                                                    --------         --------        --------   --------   --------   --------
        Total revenues...........................     42,760           45,576          75,767     70,747     46,191     81,196
  Production expense.............................     11,437           13,836          25,381     21,532     16,051     21,405
  Impairment expenses............................         --               --          73,899         --         --         --
  General and administrative expenses............      4,042            3,748           8,459      7,848      6,188      6,768
  Depreciation, depletion and amortization.......     15,574           16,352          39,688     23,863     16,856     22,567
  Interest expense...............................      4,477            5,978          11,660     11,845      8,720     11,150
  Provision (benefit) for income taxes...........      2,585            2,114          (6,069)    (3,154)      (465)   (12,470)
                                                    --------         --------        --------   --------   --------   --------
        Total expenses...........................     38,115           42,028         153,018     61,934     47,350     49,420
                                                    --------         --------        --------   --------   --------   --------
Net income (loss) available to common
  shareholders...................................   $  4,645         $  3,548        $(77,251)  $  8,813   $ (1,159)  $ 31,776
                                                    ========         ========        ========   ========   ========   ========
Earnings (loss) per common share.................   $   0.46         $   0.26        $  (5.50)  $   0.64   $  (0.08)  $   2.29
Earnings (loss) per common share -- diluted......   $   0.45         $   0.25        $  (5.50)  $   0.63   $  (0.08)  $   2.24
Cash flows from operating activities.............   $ 23,251         $ 21,840        $ 30,372   $ 30,768   $ 16,312   $ 42,988
EBITDA(1)........................................   $ 27,281         $ 27,992        $ 41,947   $ 41,367   $ 23,952   $ 53,023
Balance Sheet Data (at end of period):
  Long-term debt, net of current maturities......   $115,300         $100,000        $104,400   $130,000   $117,900   $140,400
  Stockholders' equity...........................   $ 87,924         $ 91,669        $ 14,489   $ 23,314   $ 13,329   $ 56,246
  Total assets...................................   $222,648         $214,757        $131,196   $171,761   $148,683   $251,132

                              BARGO ENERGY COMPANY
                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                     YEAR ENDED              NINE MONTHS ENDED
                                                                    DECEMBER 31,               SEPTEMBER 30,
                                                              ------------------------   --------------------------
                                                                 1998         1999          1999           2000
                                                              ----------   -----------   -----------   ------------
                                                                                                (UNAUDITED)
Revenues and Expense Data:
  Oil and gas revenues......................................  $    3,663   $    19,134   $     9,520   $     83,213
  Interest and other income.................................          35             8             6            151
                                                              ----------   -----------   -----------   ------------
        Total revenues......................................  $    3,698   $    19,142   $     9,526   $     83,364
                                                              ----------   -----------   -----------   ------------
  Production expense........................................       1,826         7,685         4,187         28,370
  General and administrative expenses.......................         783         3,659         2,377          6,415
  Depreciation, depletion and amortization..................       1,316         4,898         2,559         12,817
  Interest expense..........................................       1,238         2,378         1,630         11,275
  Provision (benefit) for income taxes......................        (287)         (141)         (417)         9,720
  Extraordinary (gain) loss on conversion of debt...........      (2,586)           --            --          1,051
                                                              ----------   -----------   -----------   ------------
        Total expenses......................................       2,290        18,479        10,336         69,648
                                                              ----------   -----------   -----------   ------------
Net income (loss)...........................................       1,408           663          (810)        13,716
Redeemable preferred stock dividends, including accretion...          --        (3,473)       (1,934)        (4,358)
                                                              ----------   -----------   -----------   ------------
Net income (loss) available to common shareholders..........  $    1,408   $    (2,810)  $    (2,744)  $      9,358
                                                              ==========   ===========   ===========   ============
Earnings (loss) per common share............................  $     0.14   $     (0.04)  $     (0.04)  $       0.11
Earnings (loss) per common share -- diluted.................  $     0.14   $     (0.04)  $     (0.04)  $       0.09
Cash flows from operating activities........................  $      350   $     2,361   $        82   $     32,144
EBITDA(1)...................................................  $    1,070   $     7,790   $     2,956   $     48,428
Balance Sheet Data (at end of period):
  Long-term debt, net of current maturities.................  $   30,907   $    20,780   $    19,605   $    118,750
  Stockholders' equity......................................  $    8,111   $     4,293   $     3,088   $     13,653
  Total assets..............................................  $   51,948   $    84,539   $    78,562   $    212,860

---------------

(1) Earnings before interest, tax, depreciation, depletion and amortization, or EBITDA, is included because it is commonly used as a measure of a company's ability to incur indebtedness. EBITDA should not be used as a substitute for cash flow from operations or other income or cash flow information prepared in accordance with generally accepted accounting principles as an indication of profitability or liquidity. EBITDA may not be comparable to similarly titled items of other companies.

               SUMMARY HISTORICAL OIL AND GAS RESERVE INFORMATION

     The following tables set forth summary information with respect to Bellwether's and Bargo's estimated net proved oil and gas reserves as of July 1, 2000. The reserve information does not include reserves attributable to non-strategic assets sold by Bellwether and Bargo subsequent to July 1, 2000, including Bargo's California Coles Levee properties.

                                                                               BARRELS OF OIL
                                                     CRUDE OIL   NATURAL GAS    EQUIVALENTS
                                                      (MBBLS)      (MMCF)          (MBOE)
                                                     ---------   -----------   --------------
Net Proved Reserves
  Bellwether:
     United States:
       Developed..................................    10,714        67,967         22,042
       Undeveloped................................       639        10,439          2,379
                                                      ------       -------         ------
          Total...................................    11,353        78,406         24,421
                                                      ======       =======         ======
     Ecuador:
       Developed..................................       562            --            562
       Undeveloped................................     3,043            --          3,043
                                                      ------       -------         ------
          Total...................................     3,605            --          3,605
                                                      ======       =======         ======
     Total:
       Developed..................................    11,276        67,967         22,604
       Undeveloped................................     3,682        10,439          5,422
                                                      ------       -------         ------
          Total...................................    14,958        78,406         28,026
                                                      ======       =======         ======
  Bargo:
     United States:
       Developed..................................    35,681        70,675         47,460
       Undeveloped................................     4,985        33,777         10,615
                                                      ------       -------         ------
          Total...................................    40,666       104,452         58,075
                                                      ======       =======         ======

                                                               (IN THOUSANDS)
                                                               --------------
Discounted present value (pretax)
  Bellwether U.S. ..........................................      $258,388
  Bellwether Ecuador........................................        19,260
                                                                  --------
          Total Bellwether..................................      $277,648
                                                                  ========
  Bargo.....................................................      $551,193

     Reserve volumes and present values were calculated using prices and costs as of the date of the report held constant. Average prices used to calculate reserve quantities and present values were $25.69 per Bbl and $4.29 per Mcf in the case of Bellwether and $31.12 per Bbl and $4.36 per Mcf in the case of Bargo. Since July 1, 2000 Bellwether has purchased properties in Ecuador with estimated net proved reserves of 4.8 MMBOE as of December 31, 2000.

    SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL AND RESERVE DATA OF NEWCO

     The following tables set forth summary unaudited pro forma combined financial and reserve data which give effect to the merger, accounted for as a purchase, and the following pro forma adjustments:

     - the sale by Bellwether during 2000 of oil and gas properties for net proceeds of $45.9 million as if such sales took place at the start of the periods presented;

     - the purchase by Bargo of oil and gas properties from Texaco for $161.1 million in March 2000 and of the East Texas properties from Arco for $16.0 million in September 1999 and the related financing, as if the purchase and financing took place at the start of the periods presented; and

     - the sale of Bargo's California Coles Levee properties in January 2001 for total proceeds of $39.45 million as if the sale took place at the start of the period presented.

     The summary unaudited pro forma financial data do not reflect Bargo's sale of non-core assets in 15 transactions for total net proceeds of approximately $59.0 million.

     For financial accounting purposes, Bellwether allocated the purchase price of $324.7 million as follows: $219.0 million to properties and equipment and $100.4 million to goodwill. The allocation to property and equipment was made based on the present value, discounted at 20%, of future net revenues attributable to estimated net proved reserves, using prices for oil of $25 and $21 in 2001 and 2002, held constant thereafter at $19.00, and for gas of $5.50 and $4.00 in 2001 and 2002, held constant at $3.00 thereafter. Costs were escalated at 3% per annum. The balance of $100.4 million allocated to goodwill reflects the value of the anticipated benefits to Newco of the merger. These benefits are described under "The Merger -- Reasons for the Merger -- Bellwether."

     The unaudited pro forma combined financial data is not necessarily indicative of the results of operations or the financial position that would have occurred had the merger been consummated at January 1, 1999, nor is it necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial data should be read together with the historical financial statements of Bellwether incorporated by reference into this document and of Bargo included elsewhere in this document.

              UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF NEWCO
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               YEAR ENDED    NINE MONTHS ENDED
                                                              DECEMBER 31,     SEPTEMBER 30,
                                                                  1999             2000
                                                              ------------   -----------------
Revenue and Expense Data:
  Oil, gas and gas plant revenues...........................    $148,323         $164,639
  Interest and other income.................................       1,343              908
                                                                --------         --------
          Total revenues....................................     149,666          165,547
                                                                --------         --------
  Production expense........................................      60,392           52,752
  General and administrative expenses.......................      13,314           13,301
  Depreciation, depletion and amortization..................      43,105           29,728
  Interest expense..........................................      41,286           30,938
  Provision (benefit) for income taxes......................      (8,508)          (5,052)
  Amortization of goodwill..................................       5,022            3,766
                                                                --------         --------
          Total expenses....................................     154,611          125,433
                                                                --------         --------
  Net (loss) income.........................................    $ (4,945)        $ 40,114
  Earnings (loss) per common share..........................    $  (0.21)        $   1.74
  Earnings (loss) per common share-diluted..................    $  (0.21)        $   1.72
  Cash flow from operations.................................
  EBITDA(1).................................................    $ 75,961         $ 99,494
Balance Sheet Data (at end of period):
  Total assets..............................................                     $543,911
  Working capital...........................................                     $ (3,123)
  Long-term debt, net of current maturities.................                     $319,699(2)
  Stockholders' equity......................................                     $135,751

---------------

(1) Earnings before interest, tax, depreciation, depletion and amortization, or EBITDA, is included because it is commonly used as a measure of a company's ability to incur indebtedness. EBITDA should not be used as a substitute for cash flow from operations or other income or cash flow information prepared in accordance with generally accepted accounting principles as an indication of profitability or liquidity. EBITDA may not be comparable to similarly titled items of other companies.

(2) Between September 30, 2000 and January 31, 2001, Bellwether and Bargo have repaid $58.3 million of this bank indebtedness.

              SUMMARY PRO FORMA OIL AND GAS RESERVE DATA OF NEWCO

     The following table sets forth summary pro forma information with respect to Newco's combined estimated net proved oil and gas reserves as of July 1, 2000.

                                                                               BARRELS OF OIL
                                                     CRUDE OIL   NATURAL GAS    EQUIVALENTS
                                                      (MBBLS)      (MMCF)          (MBOE)
                                                     ---------   -----------   --------------
Net Proved Reserves
  United States
     Developed....................................    46,395       138,642         69,502
     Undeveloped..................................     5,624        44,216         12,993
                                                      ------       -------         ------
          Total...................................    52,019       182,858         82,495
                                                      ======       =======         ======
  Ecuador
     Developed....................................       562            --            562
     Undeveloped..................................     3,043            --          3,043
                                                      ------       -------         ------
          Total...................................     3,605            --          3,605
                                                      ======       =======         ======
  Total
     Developed....................................    46,957       138,642         70,064
     Undeveloped..................................     8,667        44,216         16,037
                                                      ------       -------         ------
          Total...................................    55,624       182,858         86,100
                                                      ======       =======         ======

                                                               (IN THOUSANDS)
Discounted present value (pretax)
  United States.............................................      $809,581
  Ecuador...................................................        19,260
                                                                  --------
          Total.............................................      $828,841
                                                                  ========

     Since July 1, 2000, Bellwether has purchased properties in Ecuador with estimated net proved reserves of 4.8 MMBOE as of December 31, 2000.

     Reserve volumes and present values were calculated using prices and costs as of the date of the report held constant. Average prices used to calculated reserve quantities and present values were $25.69 per Bbl and $4.29 per Mcf in the case of Bellwether and $31.12 per Bbl and $4.36 per Mcf in the case of Bargo.

                           COMPARATIVE PER SHARE DATA

     The following table sets forth historical per share data for Bellwether and Bargo and unaudited pro forma and combined per share data after giving effect to the merger under the purchase method of accounting.

                                                               YEAR ENDED    NINE MONTHS ENDED
                                                              DECEMBER 31,     SEPTEMBER 30,
                                                                  1999             2000
                                                              ------------   -----------------
Historical -- Bargo
  Earnings (Loss) Per Share:
     Basic..................................................     $(0.04)           $0.11
     Diluted................................................     $(0.04)           $0.09
  Book Value Per Share -- Diluted...........................     $ 0.06            $0.13
Historical -- Bellwether
  Earnings Per Share:
     Basic..................................................     $ 0.64            $2.29
     Diluted................................................     $ 0.63            $2.24
  Book Value Per Share -- Diluted...........................     $ 1.68            $3.97
Pro Forma Combined
  Earnings (Loss) Per Share:
     Basic..................................................     $(0.21)           $1.74
     Diluted................................................     $(0.21)           $1.72
  Book Value Per Share -- Diluted...........................         --            $5.82

                                  RISK FACTORS

     In deciding whether to approve the merger, you should consider the following risks related to the merger and to your investment in the combined company following the merger. You should consider carefully these risks along with the other information in this document and the documents to which we have referred you. See "Where You Can Find More Information" on page 108.

RISKS RELATING TO THE MERGER

  We may not realize the benefits of integrating our companies

     To be successful after the merger, we will need to combine and integrate the operations of our separate companies into one company. It will require substantial management attention and could detract attention away from the day-to-day business of the combined company. We could encounter difficulties in the integration process, such as the loss of key employees, customers or suppliers. If we cannot integrate our businesses successfully, we may fail to realize the benefits we expect to realize from the merger, including any expected cost savings.

  If the Bellwether common stock trades under $7.00 or over $9.00, then Bargo shareholders will receive a fixed number of Bellwether shares, not a fixed value

     In the merger, Bargo common stock will be converted into cash and Bellwether common stock. The total amount of Bellwether common stock to be received by holders of Bargo's common stock, options and warrants will equal $80 million divided by the average closing price of the Bellwether common stock for the 20 trading days ending on the third trading day prior to the closing day of the merger. Bellwether will not, however, issue more than 11,428,571 shares of common stock in the merger. As a result, if the applicable average closing price of Bellwether is less than $7.00, the value of the Bellwether common stock issued to holders of Bargo common stock will be based on $7.00 rather than the average price. In addition, Bellwether will issue at least 8,888,889 shares of common stock in the merger. Consequently, if the relevant average closing price of Bellwether common stock is greater than $9.00 per share, the value of the Bellwether common stock issued to Bargo common shareholders will be based on $9.00 rather than the average price.

  The amount of cash to be received by Bargo shareholders will depend on the number of options exercised prior to the closing date of the merger

     Immediately prior to the closing of the merger, Bargo will purchase options having an aggregate value of 70% of the value of these options for cash and the remaining portion of these options will convert into Bellwether common stock. Options exercised prior to the closing will not be repurchased, but the stock received from the exercise will be converted into cash and stock in the same manner as other Bargo common stock outstanding at the closing. The amount of cash paid for options will reduce the amount of cash paid to holders of common stock in the merger. As a result, if holders of options exercise their options prior to the closing, the proportion of the merger consideration paid in cash will proportionately increase, and the proportion paid in Bellwether common stock will decrease.

  Several directors and executive officers of Bargo and Bellwether have interests in the merger different from the interests of other stockholders

     Some of the directors of Bellwether and Bargo are parties to agreements, own interests, or participate in other arrangements, that give them interests in the merger that are different from your interests as a stockholder of Bellwether or Bargo. Bellwether stockholders should consider these interests in voting on the merger and amendment to Bellwether's certificate of incorporation, and Bargo shareholders should consider them in connection with their receipt of Bellwether common stock in the merger. We have described these different interests under "Interests of Certain Persons in the Merger" on page 42.

  Significant charges and expenses will be incurred as a result of the merger

     We expect to incur approximately $11.0 million of costs related to the merger. These expenses will include severance and related costs paid to employees of Bargo, investment banking fees, bank commitment fees, legal, accounting and reserve engineering fees, and printing costs, transition costs and other related charges. We may also incur unanticipated costs in the merger.

  Newco will have higher levels of indebtedness than either Bellwether or Bargo had before the merger.

     You should consider that Newco will have higher levels of debt and interest expense than either company on a stand-alone basis. The level of combined indebtedness after the merger will have important effects on our future operations, including:

     - A substantial portion of Newco's cash flow will be used to pay interest and principal on debt and will not be available for other purposes.

     - Newco's bank credit facility will contain financial tests which it must satisfy in order to continue to borrow funds under the facility. Failure to meet these tests may be a default under the bank credit facility.

     - Covenants in Bellwether's $100.0 million senior subordinated notes, which will remain outstanding, will require Newco to meet financial tests in order to borrow additional money, which may have the effect of limiting Newco's flexibility in reacting to changes in its business and its ability to fund future operations and acquisitions.

     - Newco's ability to refinance existing debt or to obtain additional financing for capital expenditures and other purposes may be limited.

     - Newco may have more leverage than its competitors, which may place it at a competitive disadvantage.

     - Newco may be unable to adjust rapidly to changing market conditions.

     These considerations may make Newco more vulnerable than a less leveraged competitor in the event of a downturn in its business or general economic conditions.

RISKS RELATING TO THE BUSINESS OF NEWCO AFTER THE MERGER

  Volatile oil and gas prices could adversely affect Newco's financial condition and results of operations

     Newco's success will depend on the prices of oil and gas, which are extremely volatile. In that regard, we note that oil prices have been at historically high prices since the middle of 1999, and gas prices have been at historically high levels since the middle of 2000. Any substantial or extended decline in the price of oil and gas below historical averages would have a material adverse effect on us. Oil and gas markets are both seasonal and cyclical. The prices of oil and gas depend on factors we cannot control, such as weather, actions by OPEC, general economic conditions in the U.S. and worldwide, and governmental regulations. Prices of oil and gas will affect the following aspects of our business:

     - Newco's revenues, cash flows and earnings;

     - Newco's ability to attract capital to finance our operations and the cost of such capital;

     - the amount Newco is allowed to borrow under its bank credit facility;

     - the value of Newco's oil and gas properties; and

     - the profit and loss Newco incurs in exploring for and developing its reserves.

  Newco may be unable to replace the reserves which it has produced

     Newco's future success depends on its ability to find, develop and acquire additional oil and gas reserves that are economically recoverable. Without successful exploration, exploitation or acquisition activities, Newco's reserves and revenues will decline. We cannot assure you that we will be able to find or acquire additional reserves at acceptable costs.

  Newco may not be able to meet its capital requirements

     After the merger, Newco will have to make substantial capital expenditures for the acquisition, exploration and development of oil and gas reserves. Historically, our companies have paid for these expenditures with cash from operating activities, proceeds from debt and equity financings and asset sales. We cannot assure you that we will be able to raise capital successfully in the future.

     Newco must refinance both Bellwether's and Bargo's current bank credit facilities and borrow funds to pay the cash portion of the merger consideration paid to Bargo's common and preferred shareholders, to refinance Bellwether's and Bargo's current bank debt, and to supplement our available cash. The amount we may borrow under our bank credit facility may not exceed a borrowing base determined by our lenders based on their projections of our future production, future production costs and taxes and oil and gas prices. We cannot control the assumptions the lenders use to calculate our borrowing base. The lenders may, without our consent, adjust the borrowing base from time to time or in situations in which we purchase or sell assets, or issue debt securities. If our borrowings under the credit facility exceed the borrowing base, the lenders may require that we repay the excess. If this were to occur, we might have to sell assets or arrange substitute financing.

     Additionally, where Newco is not the majority owner or operator of an oil and gas project, it may have no control over the timing or amount of capital expenditures associated with the particular project. If Newco cannot fund its capital expenditures, its interests in some projects may be reduced or forfeited.

  Oil and gas reserve information represents estimates

     The proved oil and gas reserve information for Bellwether included and incorporated by reference in this document and for Bargo included elsewhere in this document represent only estimates. These estimates are based primarily on reports prepared by independent petroleum engineers. The estimates were calculated using oil and gas prices in effect on the date of the report. Any significant price changes will have a material effect on the reserve quantity and present values.

     Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including the following:

     - historical production from the area compared with production from other producing areas;

     - the assumed effects of regulations by governmental agencies;

     - assumptions concerning future oil and gas prices; and

     - assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

     Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating reserves:

     - the quantities of oil and gas that are ultimately recovered,

     - the production and operating costs incurred,

     - the amount and timing of future development expenditures, and

     - future oil and gas sales prices, which may differ materially from those assumed in estimating reserves.

     Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Actual production, revenues and expenditures with respect to reserves will vary from estimates and the variances may be material.

     The discounted future net cash flows included or incorporated by reference in this document should not be considered as the market value of the reserves attributable to our properties. As required by the SEC, the estimated discounted future net cash flows from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as:

     - the amount and timing of actual production,

     - supply and demand for oil and gas,

     - increases or decreases in consumption, and

     - changes in governmental regulations or taxation.

     In addition, the 10% discount factor, which is required by the SEC to be used to calculate discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Bellwether, Bargo or the oil and gas industry in general.

  Newco will operate in foreign countries and will be subject to political, economic and other uncertainties

     Bellwether currently has operations in Ecuador. Newco may also operate in other countries in the future. Operations in foreign countries, particularly in the oil and gas business, are subject to political, economic and other uncertainties, including:

     - the risk of war, revolution, border disputes, expropriation, renegotiation or modification of existing contracts, import, export and transportation regulations and tariffs;

     - taxation policies, including royalty and tax increases and retroactive tax claims;

     - exchange controls, currency fluctuations and other uncertainties arising out of foreign government sovereignty over the combined company's international operations;

     - laws and policies of the United States affecting foreign trade, taxation and investment; and

     - the possibility of having to be subject to the exclusive jurisdiction of foreign courts in connection with legal disputes and the possible inability to subject foreign persons to the jurisdiction of courts in the United States.

     Certain regions of the world have a history of political and economic instability. This instability could result in new governments or the adoption of new policies that might assume a substantially more hostile attitude toward foreign investment. In an extreme case, such a change could result in termination of contract rights and expropriation of foreign-owned assets. This could adversely affect Newco's interests.

  Weather, unexpected subsurface conditions and other unforeseen operation hazards may adversely affect our oil and gas activities

     The nature of the oil and gas business involves certain operating hazards such as well blowouts, cratering, explosions, uncontrollable flows of oil, gas or well fluids, fires, formations with abnormal pressures, pollution, releases of toxic gas and other environmental hazards and risks. Any of these operating hazards could result in substantial losses to us. Newco also may be liable for environmental damages caused by these hazards and risks. Newco may incur substantial liabilities to third parties or governmental entities. The payment of these amounts could reduce or eliminate the funds available for exploration, development or acquisitions, or result in a loss of our properties.

     Newco will conduct some of its operations offshore. These offshore operations are subject to a variety of risks peculiar to the marine environment such as hurricanes and other adverse weather conditions. Offshore operations are also subject to more extensive governmental regulations. Additionally, some of Newco's oil and gas operations will be located in areas subject to tropical weather disturbances. Some of these disturbances can be severe enough to cause substantial damage to facilities and possibly interrupt production.

     In accordance with customary industry practices, each of Bellwether and Bargo maintains insurance against some, but not all, of such risks and losses. Newco will maintain similar insurance. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on the financial position and results of operations of Newco.

  Information in this document regarding our future exploitation and exploration projects reflects our current intent and is subject to change

     We describe and incorporate by reference our current exploitation and exploration plans in this document. Whether we ultimately undertake an exploitation or exploration project will depend on the following factors, among others:

     - the availability and cost of capital;

     - the receipt of additional seismic or other data, or the reprocessing of such data;

     - current and future oil and gas prices;

     - the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations;

     - success or failure of activities in similar areas;

     - changes in the estimates of the costs to complete the projects;

     - our ability to attract other industry participants to acquire a portion of the working interest to reduce exposure to costs and risks; and

     - decisions of operations and joint interest owners.

     We will continue to gather data about our projects, and it is possible that additional information may cause us to alter our schedule or determine that a project should not be pursued at all. You should understand that our plans regarding our projects are subject to change.

  We may not be successful in acquiring and developing oil and gas properties

     The successful acquisition and development of oil and gas properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact. As a result we may not recover the purchase price of a property from the sale of production from the property, or may not recognize an acceptable return from properties we acquire. In addition, we cannot assure you that our exploration, exploitation and development operations will result in any increases in reserves. Newco's operations may be curtailed, delayed or canceled as a result of a lack of adequate capital or other factors, such as title problems, weather, compliance with governmental regulations or price controls, mechanical difficulties or shortages or delays in the delivery of equipment. In addition, the costs of exploration and development may greatly exceed initial estimates.

  Future corporate acquisitions may dilute your percentage ownership in Newco or require substantial expenditures

     Newco's strategic plan includes the acquisition of additional reserves, including through subsequent business combination transactions. Newco may not be able to consummate future acquisitions on favorable terms. Additionally, future acquisitions may not achieve favorable financial results.

     Future acquisitions may involve the issuance of shares of Newco common or preferred stock, which could have a dilutive effect on the stockholders of Newco. Furthermore, acquisitions may require substantial financial expenditures that will need to be financed through cash flow from operations or future debt and equity offerings by the combined company. Newco may not be able to consummate future business combinations using its equity as currency. In the case of cash acquisitions, Newco may not be able to generate sufficient cash flow from operations or obtain debt or equity financing sufficient to fund future acquisitions of reserves.

  Competition within the oil and gas industry is intense

     The oil and gas business is highly competitive. Although the merger will result in a larger combined company, many of Newco's competitors will have substantially larger financial resources, staffs and facilities than Newco. These larger competitors include other independent oil and gas producers such as Apache Corporation, Burlington Resources, Inc., Anadarko Petroleum, Inc., and Ocean Energy, Inc.

  Government agencies can increase costs and can terminate or suspend operations

     Newco's business will be subject to foreign, federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, oil and gas, as well as environmental and safety matters. Many of these laws and regulations have become stricter in recent years. These laws and regulations often impose greater liability on a larger number of potentially responsible parties.

     Under certain circumstances, the U.S. Minerals Management Service may require the operations of Newco on federal leases to be suspended or terminated. These circumstances include Newco's failure to pay royalties, Newco's failure to comply with safety and environmental regulations and the MMS' reaction to political pressure to limit offshore drilling in environmentally sensitive areas. This could have a material adverse effect on Newco's financial condition and operations. The requirements imposed by these laws and regulations are frequently changed and subject to new interpretations. It is likely that the costs of compliance could increase the cost of operating offshore drilling equipment or significantly limit drilling activity.

  Cautionary statements concerning forward-looking statements

     This document includes or incorporates by reference "forward-looking statements" within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 about Bellwether, Bargo and Newco that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Forward-looking statements may be found under "Summary," "The Merger," "Management's Discussion and Analysis of Financial Condition and Results of Operations of Bargo Energy Company," "Information about Bargo" and elsewhere in this document and documents incorporated by reference regarding the financial position, business strategy, production and reserve growth, possible or assumed future results of operations, and other plans and objectives for the future operations of Bellwether, Bargo or Newco, and statements regarding integration of the businesses of Bellwether and Bargo and general economic conditions.

     Forward-looking statements are subject to risks and uncertainties and include information concerning cost savings from the merger. Although we believe that in making such statements, our expectations are based on reasonable assumptions, such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

     When used in this document, the words "should," "believes," "expects," "anticipates," "intends" or similar expressions are intended to identify such forward-looking statements. The following important factors, in addition to those discussed under "Risk Factors" and elsewhere in this document and in the documents which are incorporated by reference, could affect the future results of the energy industry in general, and Bellwether, Bargo and Newco after the merger in particular, and could cause those results to differ materially from those expressed in such forward-looking statements:

     - the effect of changes in oil and gas prices, hedging activities and conditions in the capital markets;

     - risks incident to the drilling and operation of oil and gas wells;

     - future production and development costs;

     - the effect of existing and future laws and regulatory actions;

     - the political and economic climate in the foreign jurisdictions in which Bellwether or Bargo conducts oil and gas operations;

     - a significant delay in the expected closing of the merger; and

     - competition from others in the energy industry.

     All written and oral forward-looking statements attributable to Bellwether or Bargo or persons acting on behalf of Bellwether, Bargo and Newco are expressly qualified in their entirety by such factors. For additional information with respect to these factors, see "Where You Can Find More Information."

                     MARKET PRICE AND DIVIDEND INFORMATION

HISTORICAL MARKET PRICES OF BELLWETHER AND BARGO

     Bellwether's common stock is quoted on The Nasdaq National Market System under the symbol "BELW." Bargo's common stock is quoted on the OTC Bulletin Board under the symbol "BARG." The following table sets forth the high and low trading prices per share of Bellwether common stock and the high and low bid prices of Bargo common stock on The Nasdaq National Market and OTC Bulletin Board, respectively. OTC Bulletin Board quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                          BELLWETHER     BARGO COMMON
                                                         COMMON STOCK        STOCK
                                                        --------------   -------------
                                                         HIGH     LOW    HIGH     LOW
                                                        ------   -----   -----   -----
1999
  First Quarter.......................................  $ 5.56   $2.69   $0.51   $0.26
  Second Quarter......................................  $ 5.75   $3.19   $0.47   $0.22
  Third Quarter.......................................  $ 6.25   $4.00   $0.69   $0.16
  Fourth Quarter......................................  $ 6.19   $3.88   $0.69   $0.25
2000
  First Quarter.......................................  $ 7.25   $4.19   $3.00   $0.34
  Second Quarter......................................  $ 9.88   $5.63   $1.88   $0.69
  Third Quarter.......................................  $ 8.88   $6.69   $1.75   $1.00
  Fourth Quarter......................................  $ 8.50   $5.88   $1.72   $0.69
2001
  First Quarter (through January 31, 2001)............  $ 9.88   $7.22   $1.72   $0.75

     On January 24, 2001, the last full trading day before the public announcement of the proposed merger, the closing price per share of Bellwether common stock on The Nasdaq National Market System was $9.22 and the last reported sale price per share of Bargo common stock on the OTC Bulletin Board was $1.72.

     As of January 31, 2001, there were approximately 761 record holders of Bellwether common stock, and there were approximately 835 record holders of Bargo common stock.

     There is currently no public trading market for the shares of Bargo preferred stock.

NO HISTORY OF DIVIDENDS AND NO DIVIDENDS EXPECTED IN THE FORESEEABLE FUTURE

     Neither Bellwether nor Bargo is currently paying dividends on its common stock. After the merger, Newco expects that it will retain all available earnings generated by its operations for the development and growth of the business. Therefore, Newco does not anticipate paying cash dividends on its common stock in the foreseeable future. The debt instruments of Bellwether, Bargo and Newco limit their ability to pay dividends on their common stock.

     Dividends on Bargo's preferred stock equal 10% per annum, subject to increase or decrease based on Bargo's ratio of assets to liabilities. Dividends on the preferred stock accrue quarterly and are payable if, as and when declared by the Board of Directors. Bargo has not paid any dividends on its preferred stock. As of December 31, 2000, accrued and unpaid dividends were $8,917,000.

                THE ANNUAL MEETING AND ACTION BY WRITTEN CONSENT

     The Bellwether board is using this document to solicit proxies from Bellwether stockholders for use at Bellwether's annual meeting of stockholders. Bargo is sending this document to its shareholders to provide information about the merger. In addition, this document constitutes a prospectus covering the issuance of Bellwether common stock in the merger.

TIME AND PLACE

     The Bellwether annual meeting will be held at 10:00 a.m. Houston, Texas
time, on             , 2001, at                     .

     Ten of Bargo's shareholders who own enough stock to approve the merger without any other action by Bargo shareholders have agreed to execute a written consent approving the merger on the day before this document is first mailed to shareholders. This written consent will be effective upon the approval of the merger by Bellwether's stockholders.

PURPOSE OF THE ANNUAL MEETING AND ACTION BY WRITTEN CONSENT

     The purpose of the Bellwether's annual meeting is to consider and vote upon the adoption of the merger agreement. In addition, Bellwether stockholders will vote on the following proposals:

     - an amendment to Bellwether's certificate of incorporation to increase the number of shares of authorized capital stock from 31.0 million shares to
       65.0 million shares;

     - an amendment to Bellwether's 1996 stock incentive plan to authorize an additional 2.0 million shares under the plan or, if the merger is not approved by 500,000 shares;

     - the election of eight directors of Bellwether to serve until the next annual meeting of directors and until their successors are elected and qualified, unless they sooner resign. If the merger is closed, four of these directors have agreed to resign and be replaced by three nominees of Bargo;

     - the ratification of KPMG LLP as auditors for the fiscal year ended December 31, 2001; and

     - any other matter which may properly come before the meeting.

Bellwether knows of no other matters to come before the annual meeting.

     Bellwether will amend its certificate of incorporation to increase its authorized capital stock only if the merger is also approved. Therefore, if all of the conditions to completing the merger are satisfied, we will close the merger even if Bellwether's certificate of incorporation is not amended to increased its authorized capital.

     The members of the Bellwether board participating in the board decision on the merger and related proposals unanimously recommend that Bellwether stockholders vote at the annual meeting to approve the merger, the amendments to Bellwether's certificate of incorporation, the amendment to Bellwether's 1996 stock incentive plan, the election of eight nominees to the Board of Directors and the ratification of KPMG LLP as Bellwether's auditors for the year ending December 31, 2001.

     The purpose of the Bargo written consent is to approve the merger agreement. The members of the Bargo board unanimously approved the merger and recommended the execution of the written consent approving the merger.

VOTING AND RECORD DATES

     Only holders of record of shares of Bellwether common stock at the close of
business on             , 2001 are entitled to notice of and to vote at the
Bellwether annual meeting. The record date for holders of Bargo common stock and preferred stock was January 23, 2001.

     Bellwether. The presence, in person or by proxy, of the holders of a majority of the shares of Bellwether common stock outstanding is necessary to constitute a quorum at the Bellwether annual meeting. Adoption of the merger agreement and the amendment to Bellwether's certificate of incorporation each requires the affirmative vote of a majority of the outstanding shares of Bellwether common stock. The election of directors requires the affirmative vote of the holders of a plurality of shares of common stock present and voting, in person or by proxy, at the annual meeting. Adoption of the amendment to the 1996 plan and ratification of accountants requires the affirmative vote of a majority of the shares of Bellwether common stock present in person or proxy at the annual meeting. Each share of Bellwether common stock will be entitled to one vote per share.

     On January 31, 2001, there were 13,993,229 shares of Bellwether common stock outstanding held by approximately 761 holders of record.

     Bargo. The affirmative vote by written consent by the holders of a majority of the voting power of Bargo common stock and preferred stock, voting separately as a class, is required to approve the merger agreement.

     On January 23, 2001 there were 87,935,885 shares of Bargo common stock outstanding and 5,000,000 shares of preferred stock held by approximately 835 and ten holders of record, respectively.

BELLWETHER PROXIES

     A proxy card will be sent to each holder of Bellwether common stock on the record date. If you receive a proxy card, you may grant a proxy vote on the proposals by marking and signing your proxy card and returning it to Bellwether. If you hold your Bellwether common stock in the name of a bank, broker or other nominee, you should follow the instructions of the bank, broker or nominee when voting your shares. All shares of Bellwether common stock represented by properly executed proxies received prior to or at the Bellwether annual meeting will be voted in accordance with the instructions indicated on such proxies. Proxies that have been revoked properly and on time will not be counted. If no instructions are indicated on a properly executed returned proxy, that proxy will be voted "FOR" adoption of the merger agreement, the amendment to Bellwether's certificate of incorporation, the amendment to the 1996 plan, each nominee for the Bellwether board and the ratification of KPMG LLP as Bellwether's accountants.

     Voting on the Merger, the Amendment to Bellwether's Certificate of Incorporation and the Amendment to Bellwether's 1996 Plan. In accordance with The Nasdaq National Market System rules, brokers and nominees who hold shares in street name for customers are precluded from exercising their voting discretion with respect to the approval or adoption of the merger agreement, the amendment to Bellwether's certificate of incorporation and the amendment to the 1996 plan. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees will not be able to vote such shares with respect to the approval or adoption of those proposals. Shares represented by these "broker non-votes" will be counted for purposes of determining whether there is a quorum at the Bellwether annual meeting but will have the effect of a vote against the merger, the amendment to Bellwether's certificate of incorporation and the amendment to Bellwether's 1996 plan.

     A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum, will not be voted. Accordingly, if a Bellwether stockholder marks its proxy "ABSTAIN," that will have the effect of a vote against the merger, the amendment to Bellwether's certificate of incorporation and the amendment to Bellwether's 1996 plan. In addition, the failure to return a proxy will have the effect of a vote against the merger and the amendment to Bellwether's certificate of incorporation.

     Voting on the Election of Directors and Ratification of KPMG LLP. Unless they receive instructions from you, banks, brokers and other nominees who hold shares in street name will be entitled to vote your shares of Bellwether common stock in connection with the election of directors and the ratification of KPMG LLP as auditors. Abstentions will be the equivalent of a vote against ratification of KPMG LLP. With respect to the election of directors, abstentions and broker non-votes have no effect on determinations of a plurality except to the extent that they affect the total votes received by any particular nominee.

     Other Business. The Bellwether board is not currently aware of any business to be acted upon at its annual meeting other than the matters described herein. If, however, other matters are properly brought before the annual meeting, or any adjournments or postponements, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment. Adjournments or postponements of the annual meeting may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of common stock representing a majority of the votes present in person or by proxy at the annual meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. Proxies voted against the merger will not be voted in favor of an adjournment or postponement of the annual meeting for the purpose of soliciting additional proxies.

     Revocation of Proxies. You may revoke your Bellwether proxy before it is voted by:

     - submitting a new proxy with a later date;

     - notifying Bellwether's corporate secretary in writing before the annual meeting that you have revoked your proxy; or

     - voting in person, or notifying Bellwether's corporate secretary orally at the annual meeting of your wish to revoke your proxy.

     The written consents of Bargo shareholders may not be revoked.

SOLICITATION OF PROXIES

     In addition to solicitation by mail, we will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners. Bellwether will reimburse them for their reasonable expenses in doing so. Bellwether has engaged MacKenzie Partners, a proxy solicitation firm, to solicit proxies. In addition, Bellwether's directors, officers and employees may solicit proxies by telephone, telecopy, fax, telegram or in person. These directors and employees will receive no additional compensation for doing so. Bellwether estimates that the total fees paid to MacKenzie Partners will be less than $10,000.

     To ensure sufficient representation at the annual meetings, Bellwether may request the return of proxy cards by telephone, telegram, or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. If you are a Bellwether stockholder, you are urged to send in your proxies without delay.

     The cost of soliciting proxies from Bellwether stockholders, including the cost of preparing and mailing this document and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners, will be paid by Bellwether if the merger is consummated. In the merger agreement, we have agreed to split most of the costs of the preparing and distributing this document, other than legal and investment banking fees, if the merger agreement is terminated.

     Bargo is not soliciting proxies from the holders of its common stock or its preferred stock. Instead, holders of a majority of Bargo's common stock and preferred stock, separately as a class, have agreed to execute a written consent approving the merger which will be effective upon the approval of the merger by Bellwether's stockholders.

VOTING AGREEMENTS

     In connection with the execution of the merger agreement, all of the directors and executive officers of Bellwether, solely in their capacity as stockholders, and Rho Management, a major stockholder, each entered into a voting agreement with Bargo to vote all of the shares of Bellwether common stock owned or controlled by them in favor of the merger agreement and other matters to be acted upon at the annual meeting. In addition, they have each agreed not to transfer their shares of Bellwether common stock unless the transferee agrees to be bound by the terms of the voting agreement, not to grant a proxy with respect to such shares and not to solicit or vote in favor of any competing transaction to the merger. The aggregate amount of shares of Bellwether common stock subject to these voting agreements represents 9.1% of the outstanding Bellwether common stock.

     Each of BancAmerica Capital Investors SBIC I, L.P., Thomas D. Barrow, James
E. Sowell, Kayne Anderson Energy, L.P., Tim J. Goff, EnCap Energy Capital Fund III, L.P., SGC Partners II, LLC, EOS Partners SBIC, L.P., EnCap Energy Capital Fund, III-B and Energy Capital Investment Co., PLC entered into voting agreements with Bellwether to vote all of the shares of Bargo common stock and preferred stock they own in favor of the merger agreement. In addition, they have each agreed not to transfer their shares of Bargo common stock or preferred stock unless the transferee agrees to be bound by the terms of the voting agreement, not to grant a proxy with respect to such shares and not to solicit or vote in favor of any competing transaction to the merger. The aggregate amount of shares of Bargo common stock and preferred stock subject to these voting agreements represents approximately 80.9% of the outstanding Bargo common stock and approximately 94.6% of the outstanding preferred stock.

                         NEWCO -- THE COMBINED COMPANY

     The combination of Bellwether and Bargo will create an independent oil and gas company with an aggregate of 86.1 MMBOE of pro forma estimated net proved reserves at July 1, 2000, with pro forma production of 25.0 MBOE per day in December 2000. We expect the merger to provide Newco with the following advantages:

     Larger, More Balanced Asset Base. Newco's pro forma estimated net proved reserves of 86.1 MMBOE would be approximately 65% oil and 35% gas as of July 1, 2000, and proved developed reserves represent 81% of total proved reserves. During December 2000, on a pro forma basis, Newco operated approximately 46% of its production. Newco will have an attractive balance of low-risk, long-life production and significant potential through high-impact development and exploitation opportunities. The pro forma reserve life of Newco's properties as of July 1, 2000 will be nine years compared with Bellwether's six year reserve life. Newco's pro forma reserves will be concentrated in five core areas:

REGION                                                        PERCENTAGE
------                                                        ----------
Permian Basin...............................................         39%
Gulf Coast..................................................         24%
East Texas..................................................         15%
Gulf of Mexico..............................................          8%
Ecuador.....................................................          4%
                                                              ----------

     Improved Financial Flexibility. The merger will give Newco increased size and greater financial flexibility, which we believe will allow it to effectively compete for additional acquisitions. Newco is expected to have a larger capital base and more efficient access to capital, at a lower cost, than either Bellwether or Bargo has individually. In addition, Newco will be better positioned to fund future growth and reduce leverage through the possible sale of equity and/or through the divestiture of non-core properties.

     Enhanced Platform for Industry Consolidation and Production Growth. The combination is expected to position Newco for further consolidation among small independent exploration and production companies, and for the acquisition of oil and gas properties in its core areas of the Permian Basin and the onshore/offshore Gulf Coast areas. We believe that Newco's enhanced asset base and financial position will allow it to pursue acquisitions on a more effective basis than either of the companies could have on an individual basis. The combined complimentary asset base provides a more significant base from which Newco can further expand production. Newco intends to thoroughly review opportunities available in the combined asset portfolio. The addition of Bargo's management team and employees will further enable Newco to execute its growth plans.

     Expanded and Strengthened Management Team. The merger will combine the complimentary skill sets of the Bellwether and Bargo teams. Jonathan Clarkson, who has over 25 years of experience both as a banker and executive officer in the independent energy sector, including positions as Chief Financial Officer of United Meridian Corporation and Ocean Energy, Inc. will join Newco as President and Chief Financial Officer. He will join Douglas Manner, Bellwether's Chairman and Chief Executive Officer, who has over 23 years of experience in the oil and gas business, including as Vice President and Chief Operating Officer of Gulf Canada Resources Limited and as Senior Vice President of Ryder Scott Company Petroleum Engineers.

     Cost Savings and Rationalization Opportunities. Given the complimentary nature of the operations, the merger is expected to result in significant cost savings. Newco expects to reduce costs in the combined operations by $4 million per year through consolidation of existing outsourcing agreements, consolidation of corporate headquarters, elimination of duplicative administrative staff and expenses, and realization of operating expense efficiencies. In addition, Newco intends to high grade and rationalize capital spending. Newco plans to pursue the most attractive development and exploitation opportunities available to it. As a result, Newco should be able to allocate capital more efficiently in order to enhance its expected return on investment.

     Expanded Capital Base and Trading Liquidity. The number of outstanding shares of common stock will increase to 24 million with a total market value of $192 million assuming an $8.00 price of Bellwether common stock on the closing date. This represents a 70% increase to Bellwether's current aggregate market value. We believe that the larger trading base and the expanded size and scope of Bellwether operations will increase investor awareness of Bellwether.

                                   THE MERGER

BACKGROUND OF THE MERGER

     Between February and May of 2000, Bellwether and Bargo had preliminary discussions regarding a possible business combination. In connection with these discussions, on March 21, 2000, Bargo retained

Donaldson Lufkin & Jenrette and Chase Securities Inc. as financial advisors. During these conversations, the two companies and their representatives were not able to agree on a valuation method for the two companies. In mid-May 2000, Bellwether hired Douglas G. Manner as its new Chief Executive Officer. Also, in March 2000, Bargo consummated an agreement to purchase $161.1 million of oil and gas properties from Texaco Inc. As a result of these two significant events and the continuing disagreement as to valuation methods, the two companies abandoned their discussions.

     Soon after Douglas Manner was hired as Bellwether's Chief Executive Officer he recommended to the Bellwether board that Bellwether pursue a strategy of growth through a substantial corporate acquisition or merger transaction. The board emphasized that priority should be given to a transaction that strengthened Bellwether's competitive position. While the board indicated that it would review any credible offer made, the board emphasized that Bellwether was not for sale. The Bellwether board authorized Bellwether's management to review possible acquisitions of oil and gas exploration and production companies or a merger of equals transaction. During 2000, Bellwether entered into confidentiality agreements and exchanged confidential information with 25 exploration and production companies. In connection with these activities, Bellwether had numerous conversations about possible business combinations, none of which advanced beyond the preliminary stages.

     On August 11, 2000, Bargo's board of directors held a meeting at which the board reviewed favorably the results of the acquisitions made by Bargo, and concluded that the high prices for oil and gas made it desirable to review the merits of a possible sale of Bargo or its assets. At the meeting, the board authorized the engagement of Lehman Brothers Inc. as a financial advisor, subject to reaching acceptable terms, which were agreed to on August 14, 2000. The board directed management to take initial steps to determine the terms on which Bargo could sell its assets or enter into a merger or similar transaction.

     Lehman Brothers and Bargo management developed an extensive list of potential companies that might have an interest in entering into a transaction with Bargo. Bargo entered into confidentiality agreements with 25 exploration and production companies. After reviewing preliminary information about Bargo, 19 companies held due diligence sessions with Bargo personnel and reviewed due diligence materials.

     On November 1, 2000, Lehman Brothers and Bargo management presented a summary to Bargo's board of the expressions of interest that had been received. These expressions of interest were to purchase all or part of the assets of Bargo. In that meeting the board, management and Lehman Brothers representatives discussed the fact that a sale of Bargo's assets with an associated liquidation or repurchase of Bargo's capital stock would not be attractive to Bargo's shareholders due to the tax liabilities incurred. At the end of the meeting the Bargo board directed management to continue to review alternatives for selling Bargo's stock, or if feasible, its assets.

     As part of the process of reviewing strategic alternatives, Bargo received a firm offer for its Coles Levee California properties, which management recommended to the board that Bargo accept. On November 17, 2000, Bargo signed a definitive agreement for the sale of its Coles Levee properties, and closed that sale on January 12, 2001.

     On December 15, 2000, Mr. Goff, Mr. Clarkson and Greg Pipkin, Managing Director of Lehman Brothers, met with Mr. Manner and Kent Williamson, Bellwether's Senior Vice President -- Engineering to discuss an acquisition of Bargo by Bellwether. They met again on December 18, 2000 to continue discussing the relative valuation of the companies, and a possible merger transaction.

     Also, on December 18, 2000, representatives of Bargo and Bargo's financial advisors met with Bellwether representatives and exchanged detailed information regarding their respective properties and reserves. They discussed in general terms the future of the oil and gas industry, the direction of their respective companies, their strategies for growth, management philosophies and a framework for possible future merger discussions. Bellwether and Bargo agreed to exchange additional technical and financial information before proceeding further.

     On January 3, 2001, Mr. Goff, Mr. Clarkson and Mr. Pipkin met with Mr. Manner and Mr. Williamson to make a presentation regarding Bargo. The presentation included rationale for the acquisition, the relative contributions both companies would make and a proposed valuation of the two companies.

     On January 12, 2001, representatives of Bellwether and Bargo met to discuss a possible merger. The parties at the meeting agreed on tentative terms that they were willing to recommend to their respective boards of directors, subject to completion of due diligence. Several meetings were held between Bellwether and its advisors and Bargo and its advisors for the purpose of preparing a merger agreement and related documents, and to complete final due diligence. The representatives met again on January 14, 2001 to finalize the principal terms of the proposed merger.

     On January 15, 2001, a draft of the merger agreement and voting agreement was circulated among Bellwether, Bargo and their representatives.

     On January 16, 2001, Bellwether's board of directors met to review the merger with Bargo. At the meeting the board approved the hiring of Johnson Rice & Company, LLC as its financial advisor. Johnson Rice reviewed with the board preliminary materials concerning Bargo and a possible merger with Bellwether. Johnson Rice advised the board that they expected to be able to complete their analysis and be in a position to determine whether they could render a fairness opinion on the merger within a week. The board also received a report from management regarding terms of the merger, and the expected benefits of the merger. The board authorized management of Bellwether to continue their discussions with Bargo regarding a merger.

     On January 19, 2001, Bargo's board of directors met together with representatives of Lehman Brothers and legal counsel to review the merger with Bellwether. In that meeting Lehman Brothers reviewed with the board preliminary materials about Bellwether and a possible merger with Bellwether. The board also received a report from management regarding terms of the merger, and the expected benefits of the merger. The board authorized Bargo's management to continue their discussions with Bellwether regarding a merger.

     Between January 16, 2001 and January 23, 2001 meetings were held between Bellwether and its legal counsel, financial advisors and other representatives and Bargo, its counsel, financial advisors and representatives. During this period, the parties completed their due diligence review, and negotiated a merger agreement. During the negotiation of the merger agreement, no new substantive issues between Bellwether and Bargo were raised, but the specific wording of the merger agreement was finalized.

     On January 23, 2001, Bellwether held a board of directors meeting. At the meeting, Johnson Rice delivered their opinion that the terms of the merger were fair to Bellwether stockholders, from a financial point of view. In addition, management and legal counsel made a presentation regarding their due diligence review of Bargo and the material terms of the merger agreement, which had been provided to the board previously, and related transactions. Management also updated the anticipated benefits of the merger, together with the challenges and risks of the merger. Following a discussion, Bellwether's board approved the merger with Bargo, the merger agreement and the related transactions.

     On January 23, 2001, Bargo's board of directors met. At the meeting, J.P. Morgan, a division of Chase Securities Inc., delivered its opinion that the consideration to be received by the holders of outstanding Bargo common stock in the merger was fair, from a financial point of view, to those holders of Bargo common stock. Additionally, legal counsel and management made a presentation regarding their due diligence review and discussed the material terms of the merger agreement. Following a discussion, the Bargo board of directors approved the merger and the merger agreement and the related transactions.

     On January 24, 2001, representatives of Bellwether and Bargo met to finalize the terms of the merger agreement. On that date, the merger agreement and most of the voting agreements were signed. As contemplated by the merger agreement, several voting agreements to be entered into by directors and a stockholder of Bellwether who were not available on January 24 were signed at a later date.

     Signing the Voting Agreements. Immediately prior to the execution of the merger agreement, BancAmerica Capital Investors SBIC I, L.P., Thomas D. Barrow, James E. Sowell, Kayne Anderson Energy, L.P., Tim J. Goff, EnCap Energy Capital Fund III, L.P., SGC Partners II, LLC, EOS Partners SBIC, L.P., EnCap Energy Capital Fund, III-B and Energy Capital Investment Co., PLC each entered into a voting agreement with Bellwether. Under these voting agreements, each of these stockholders agreed to vote in favor of the merger.

     J.P. Bryan, Habib Kairouz, Douglas G. Manner, Judy Ley Allen, A.K. McLanahan, Dr. Jack Birks, Vincent Buckley, Townes G. Pressler, Cliff M. West and Rho Management each entered into a voting agreement with Bargo. Under these voting agreements, each of these stockholders agreed to vote in favor of the merger.

REASONS FOR THE MERGER -- BARGO

     At its January 23, 2001 meeting the Bargo board approved the merger. All of the directors that were present at the meeting voted in favor of the merger.

     The Bargo board believes that the merger agreement and the terms of the merger are fair to, and in the best interests of, Bargo and the Bargo shareholders. Therefore, the Bargo board recommended that the shareholders of Bargo sign written consents voting "FOR" adoption of the merger agreement and the transactions contemplated thereby.

     In reaching its recommendation, the Bargo board consulted with Bargo's management, as well as its financial and legal advisors, and considered the following material factors:

     - that as a result of the merger Bargo shareholders would receive cash liquidity on their investment and a continuing investment in Newco on a tax-free basis;

     - that after the merger, Newco would have greater financial flexibility and access to capital than Bargo had on a stand-alone basis;

     - that the continued involvement of key members of Bargo management would include Jonathan M. Clarkson as Newco's President and Chief Financial Officer and as a board member and Tim J. Goff as a board member;

     - that Bargo could designate three members of the Newco board;

     - the valuation analyses performed by J.P. Morgan, a division of Chase Securities Inc., of the merger consideration to be received by the holders of outstanding Bargo common stock, which analyses utilized generally accepted valuation methods, including net asset value, precedent asset transactions, premiums paid, and selected corporate transactions analyses;

     - that the pro forma merger analysis performed by J.P. Morgan, a division of Chase Securities Inc., indicated that the merger would be accretive to cash flow per share of Bargo common stock in 2001 and 2002 both inside the Bellwether $7.00 and $9.00 share price collar and outside the collar at $6.00 and $10.00;

     - the comparable public company analysis performed by J.P. Morgan, a division of Chase Securities Inc., which compared Bellwether trading data to the trading data of certain other public companies in lines of business believed to be generally comparable to those of Bellwether. Data compared included the ratio of total proven reserves to production (one billion cubic feet of natural gas equivalent basis), the ratio of equity value to projected 2001 and 2002 discretionary cash flow (cash flow from operations before changes in working capital), the ratio of firm value (equity value plus net debt, preferred stock and minority interest) to projected 2001 and 2002 earnings before interest, depreciation, amortization, depletion and exploration expense, and the ratio of firm value to total proved reserves; and

     - that the opinion of J.P. Morgan, a division of Chase Securities Inc., to the Bargo board that as of such date that the merger consideration to be received by the holders of outstanding Bargo common stock was fair to such shareholders from a financial point of view.

     In reaching the decision to recommend the merger to its shareholders, the Bargo board also considered a number of additional factors, including:

     - its discussions with Bargo's management concerning the results of Bargo's investigation of Bellwether;

     - the strategic, operational and financial opportunities available to Bargo in the normal course of its business compared to those that might be available following the merger;

     - the possibility of alternative strategic transactions;

     - the historical and current market prices of Bargo common stock and Bellwether common stock; and

     - the proposed structure of the transaction and the other terms of the merger agreement and related agreements.

     The Bargo board also considered certain risks and potential disadvantages associated with the merger, including:

     - the increased level of debt that the combined company would have compared to Bargo on a stand-alone basis;

     - the risk that the operations of the two companies may not be successfully integrated;

     - the risk that anticipated cost savings may not be realized to the degree anticipated;

     - the risk that the business combination might not be completed as a result of a failure to satisfy the conditions to the merger agreement; and

     - other matters described under "Risk Factors."

     In the judgment of the Bargo board, the potential benefits of the merger outweigh these considerations. The foregoing discussion of the information and factors that were given weight by the Bargo board is not intended to be exhaustive, but it is believed to include all material factors the Bargo board considered.

     In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Bargo board did not believe it was practicable to quantify or assign relative weights to the factors considered in reaching its conclusion. In addition, individual Bargo directors may have given different weights to different factors.

     In considering the recommendation of the Bargo board with respect to the merger, the merger agreement and the transactions contemplated thereby, Bargo shareholders should be aware that certain officers and directors of Bargo have certain interests in the proposed merger that are different from and in addition to the interests of Bargo stockholders generally. The Bargo board was aware of these interests and considered them in approving the merger and merger agreement. Please refer to "The Merger -- Interests of Certain Persons in the Merger" for more information about these interests.

REASONS FOR THE MERGER -- BELLWETHER

     At its January 24, 2001 meeting the members of the Bellwether board participating in the board decision on the merger unanimously approved the merger agreement and recommended that the Bellwether stockholders approve the merger agreement. The members of the Bellwether board participating in the board decision on the merger believe that the merger agreement and the terms of the merger are fair to, and in the best interests of, Bellwether and the Bellwether stockholders. Therefore, the members of

Bellwether board participating in the board decision recommend that Bellwether's stockholders vote "FOR" approval of the merger agreement, the amendment to Bellwether's certificate of incorporation and the amendment to Bellwether's 1996 plan. One of Bellwether's directors, J.P. Bryan, did not participate in the board decision on the transaction because he owns Bargo stock. Also, another director, Habib Kairouz was unable to attend the meeting.

     In reaching its recommendation, the Bellwether board consulted with Bellwether's management, as well as its financial and legal advisors, and considered the following material factors:

     - The merger is in accordance with Bellwether's long-term strategy of growth through corporate acquisitions.

     - The merger is expected to create a larger company with more liquidity in its common stock and more financial flexibility.

     - The merger will strengthen Bellwether's executive management team.

     - The merger will add significantly to Bellwether's production.

     - The merger will balance Bellwether's short reserve life properties with Bargo's long reserve life properties.

     - The merger is expected to provide a platform for further consolidation.

     - The merger will increase the percentage of operated properties.

     - The Bellwether board of directors also considered the presentation and opinion of Johnson Rice described below to the effect that, based upon its review and assumptions and subject to specific matters stated in the opinion, as of January 24, 2001, the consideration paid by Bellwether in the merger was fair to the stockholders of Bellwether from a financial point of view.

     In reaching its decision to recommend the merger to its shareholders, the Bellwether board also considered a number of additional factors, including:

     - Bellwether's management anticipates a cost savings of approximately $4 million per year as a result of elimination of duplicative employment and consulting costs;

     - its discussions with Bellwether's management concerning the results of Bellwether's investigation of Bargo;

     - the strategic, operational and financial opportunities available to Bellwether in the normal course of its business compared to those that might be available following the merger; and

     - the possibility of alternative strategic transactions.

     The Bellwether board also considered certain risks and potential disadvantages associated with the merger, including:

     - the increased amount of debt that the combined company would have compared to Bellwether on a stand-alone basis;

     - the cash expenses payable in connection with the merger;

     - the risk that the operations of the two companies may not be successfully integrated;

     - the risk that expected cost savings may not be realized to the degree anticipated;

     - the time and resources required to complete the merger and the risk that the merger might not be completed as a result of a failure to satisfy the conditions to the merger agreement; and

     - other matters described under "Risk Factors."

     In the judgment of the Bellwether board, the potential benefits of the merger outweigh these considerations. The foregoing discussion of the information and factors that were given weight by the Bellwether board is not intended to be exhaustive, but it is believed to include all material factors considered by the Bellwether board.

     In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Bellwether board did not deem it practicable to quantify or assign relative weights to the factors considered in reaching its conclusion. In addition, individual Bellwether directors may have given different weights to different factors.

     In considering the recommendation of the Bellwether board with respect to the merger, the merger agreement and the transactions contemplated thereby, Bellwether stockholders should be aware that certain officers and directors of Bellwether have certain interests in the proposed merger that are different from and in addition to the interests of Bellwether stockholders generally. The Bellwether board was aware of these interests and considered them in approving the merger and merger agreement. Please refer to "The Merger -- Interests of Certain Persons in the Merger" for more information about these interests.

OPINIONS OF BARGO'S FINANCIAL ADVISOR

     J.P. Morgan, a division of Chase Securities Inc., acted as Bargo's financial advisor in connection with the merger. Bargo requested J.P. Morgan, in its role as a financial advisor, to evaluate the fairness, from a financial point of view, of the merger consideration to be received by the holders of outstanding Bargo common stock in the merger. On January 23, 2001, J.P. Morgan delivered its oral and written opinion to the Bargo board, to the effect that, as of such date and based upon and subject to certain matters stated therein, the merger consideration to be received by the holders of outstanding Bargo common stock in the merger was fair, from a financial point of view, to such holders.

     THE FULL TEXT OF THE J.P. MORGAN FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS UPON THE REVIEW UNDERTAKEN BY J.P. MORGAN IN RENDERING ITS OPINION, IS INCLUDED AS ANNEX B. J.P. MORGAN'S WRITTEN OPINION IS ADDRESSED TO THE BARGO BOARD OF DIRECTORS, IS DIRECTED ONLY TO THE MERGER CONSIDERATION TO BE RECEIVED BY THE HOLDERS OF OUTSTANDING BARGO COMMON STOCK IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY BARGO SHAREHOLDER AS TO HOW SUCH SHAREHOLDER SHOULD CONSENT TO OR OTHERWISE VOTE ON THE MERGER. THE FOLLOWING SUMMARY OF THE MATERIAL PROVISIONS OF J.P. MORGAN'S FAIRNESS OPINION IS QUALIFIED BY REFERENCE TO SUCH OPINION. BARGO SHAREHOLDERS ARE URGED TO READ THIS OPINION IN ITS ENTIRETY.

     In arriving at its opinion, J.P. Morgan reviewed, among other things:

     - drafts of the merger agreement and the voting agreements dated January 19, 2001;

     - certain publicly available information concerning the business of Bargo and Bellwether and of certain other companies engaged in the oil and gas business, and the reported market prices for certain other companies' securities deemed comparable;

     - publicly available terms of certain transactions involving companies engaged in the oil and gas business and the consideration received for such companies or the assets of such companies;

     - current and historical market prices of Bargo's and Bellwether's common stock;

     - the audited financial statements of Bargo and Bellwether for the fiscal year ended December 31, 1999, and the unaudited financial statements of Bargo and Bellwether for the period ended September 30, 2000;

     - certain internal financial analyses and forecasts prepared by Bargo and Bellwether and their respective managements; and

     - the terms of other business combinations deemed relevant by J.P. Morgan.

     J.P. Morgan also held discussions with certain members of the management of Bargo and Bellwether with respect to certain aspects of the merger, and the past and current business operations of Bargo and Bellwether, the financial condition and future prospects and operations of Bargo and Bellwether, the effects of the merger on the financial condition and future prospects of Bargo and Bellwether, and certain other matters believed necessary or appropriate to J.P. Morgan's inquiry. In addition, J.P. Morgan reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

     In rendering its opinion, J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or that was furnished to it by Bargo and Bellwether or otherwise reviewed by it, and J.P. Morgan did not assume any responsibility or liability therefor. J.P. Morgan did not conduct any valuation or appraisal of any assets or liabilities, nor have any valuations or appraisals been provided to it. In relying on financial analyses and forecasts provided to it, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Bargo and Bellwether to which such analyses or forecasts relate. In addition, J.P. Morgan assumed that the merger will have the tax consequences described in discussions with, and materials furnished to it by, representatives of Bargo, and that the other transactions contemplated by the merger agreement will be consummated as described in the merger agreement. J.P. Morgan further assumed that the definitive merger agreement will not differ in any material respects from the draft merger agreement dated January 19, 2001 furnished to it. J.P. Morgan has relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

     The projections furnished to J.P. Morgan for Bargo and Bellwether were prepared by the respective managements of each company. Neither Bargo nor Bellwether publicly discloses internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan's analysis of the merger consideration, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

     J.P. Morgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. Subsequent developments may affect the written opinion dated January 23, 2001, and J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan expressed no opinion as to the price at which Bargo's or Bellwether's common stock will trade at any future time.

     In connection with the preparation of its opinion, J.P. Morgan did not participate in the structuring of the merger or the negotiation of the merger consideration to be received by the holders of outstanding Bargo common stock. However, J.P. Morgan understood that Lehman Brothers, as a financial advisor to Bargo, broadly solicited offers for Bargo from August 2000 to December 2000 pursuant to an auction process.

     In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with delivering its opinion.

     Some of the analyses include information presented in a tabular format. To understand fully the financial analyses used by J.P. Morgan, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

     Net Asset Value Analysis. J.P. Morgan conducted an after-tax, net asset value analysis to determine the net asset value per share of Bargo's common stock. Using financial forecasts provided by Bargo's management, J.P. Morgan estimated Bargo's net asset value by discounting the projected cash flows from Bargo's unrisked reserves (proved developed producing, which is referred to as PDP, proved developed non-producing, which is referred to as PDNP, and proved undeveloped, which is referred to as PUD) to obtain a present value based on the following discount rates for the low and high cases:

TYPE OF
RESERVE                                   LOW   HIGH
-------                                   ---   ----
PDP.....................................  10%   12%
PDNP....................................  12%   15%
PUD.....................................  20%   30%

     Using the above range of discount rates and assuming an effective cash tax rate of 31% and projected 2001-2003 and with 2003 prices held constant until and including 2020 West Texas Intermediate oil and Henry Hub gas prices, J.P. Morgan calculated a range of total reserve values from $182.2 million based on the high discount rates to $202.6 million based on the low discount rates. J.P. Morgan then calculated an implied net asset value by subtracting from the total reserve value in each such case the net indebtedness and preferred stock liabilities of Bargo and then adding the amount of Bargo's working capital, which resulted in estimated values ranging from $117.0 million to $137.4 million. Based on the foregoing, J.P. Morgan's after-tax, net asset value analysis indicated an implied per share net asset value range between $1.05 and $1.24 per share of Bargo common stock on a fully diluted basis.

     Precedent Asset Transactions Analysis. J.P. Morgan reviewed certain publicly available information regarding selected asset sales in the oil and gas exploration and production industry in four regions:

     - Permian Asset Transactions;

     - Mid-Continent Asset Transactions;

     - East Texas Asset Transactions; and

     - Gulf Coast -- Onshore Asset Transactions.

     For Permian Asset Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - Apache Corp./Collins & Ware Inc. (June 2000);

     - Falcon Creek Resources Inc./Cross Timbers Oil Co. (February 2000);

     - Bargo Energy Company/Texaco, Inc. (February 2000);

     - Undisclosed/Barrett Resources Corp. (February 2000);

     - Arnos Corp./National Energy Group, Inc. (November 1999);

     - 3TEC Energy Corp./Floyd Oil Co./Undisclosed (October 1999);

     - CNG/EnerQuest O & G/Undisclosed/Pioneer Natural Resources Co. (September
       1999);

     - Randall & Dewey Capital/Undisclosed/Cross Timbers Oil Co. (September
       1999);

     - Baytech Inc./Mansefeldt Invst. Co./Parallel Pet./Fina Oil and Chemica Co. (July 1999);

     - Parallel Petroleum et al./Fina Oil (June 1999); and

     - Prize Energy Corp./Pioneer Natural Resources Co. (May 1999).

     For Mid-Continent Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - EXCO Resources Inc./Central Resources Inc. (September 2000);

     - Dominion Exploration & Production/DDD Energy/Seitel, Inc. (August 2000);

     - Chesapeake Energy Corp./Undisclosed (June 2000);

     - Aries Resources, LLC/Undisclosed (May 2000);

     - Le Norman Partners, LLC/Bargo Energy Company (May 2000);

     - Occidental Petroleum Corp./Altura Energy/BP Amoco/Royal Dutch/Shell Group (March 2000);

     - Bargo Energy Company/Texaco, Inc. (February 2000);

     - Apache Corp./Repsol-YPF SA (February 2000); and

     - BP Amoco plc/Repsol-YPF SA (November 1999).

     For East Texas Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - 3TEC Energy Corp./Classic Resources Inc. (January 2001);

     - Cross Timbers Oil Co./Herd Producing Co. (December 2000);

     - 3TEC Energy Corp./Undisclosed private company (April (2000);

     - EEX Corporation/Tesoro Petroleum Corp. (October 1999); and

     - Phillips Petroleum Co./Kelley Oil & Gas Corp. (April 1999).

     For Gulf Coast -- Onshore Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - Denbury Resources, Inc./Undisclosed (October 2000);

     - EnerVest Energy/Texaco Exploration & Production, Inc. (April 2000);

     - Newfield Exploration Co./Headington Oil Co. (February 2000);

     - 3TEC Energy Corp./Magellan Exploration, LLC (January 2000); and

     - EEX Corporation/Tesoro Petroleum Corp. (October 1999).

     For Ecuador Transactions, the comparable transactions and the month in which each transaction was announced were as follows:

     - Crestar Energy Inc./CMS Energy Corp. (July 2000);

     - Vintage Petroleum, Inc./Petrobras (December 1999); and

     - ENI SpA/Atlantic Richfield Company (December 1999).

     The analysis indicated that:

     - for the Permian Transactions, by dividing the individual asset transaction value by seller's proved reserves, the implied value per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) ranged from $2.52 to $8.86, with a mean of $4.35 and a median of $4.09;

     - for the Mid-Continent Transactions, by dividing the individual asset transaction value by seller's proved reserves, the implied value per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) ranged from $1.19 to $6.45, with a mean of $3.56 and a median of $3.32;

     - for the East Texas Transactions, by dividing the individual asset transaction value by seller's proved reserves, the implied value per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) ranged from $3.84 to $6.83, with a mean of $5.10 and a median of $4.65; and

     - for the Gulf Coast-Onshore Transactions, by dividing the individual asset transaction value by seller's proved reserves, the implied value per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) ranged from $3.94 to $7.48, with a mean and median of $5.80.

     J.P. Morgan narrowed the ranges derived from the analysis conducted for the transactions listed above by estimating a reference range based upon the percentage of PDP in each asset transaction region as follows:

     - if PDP is greater than 90%, the reference range is the upper third of asset transaction values per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel);

     - if PDP is greater than 60% but less than or equal to 90%, the reference range is the middle third of asset transaction values per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel); and

     - if PDP is less than or equal to 60%, the reference range is the lower third of asset transaction values per barrel of oil equivalent (assuming a conversion ratio of six thousand cubic feet of gas to one barrel).

     By multiplying the low and high points of each reference range against management projections of one million barrels of oil equivalent (MMBOE) (assuming a conversion ratio of six thousand cubic feet of gas to one barrel) and then adjusting for taxes paid on the asset gain, this analysis rendered a range of implied price per share from $0.84 to $1.25.

     Premiums Paid Analysis. J.P. Morgan reviewed the premiums paid in selected business combinations in the oil and gas exploration and production industry that J.P. Morgan determined were comparable to the merger. The transactions and the month in which each transaction was announced were:

     - Hunt Oil Co.'s acquisition of Berkley Petroleum Corp. (December 2000);

     - Stone Energy Corp.'s acquisition of Basin Exploration, Inc. (October
       2000);

     - Forest Oil Corp.'s acquisition of Forcenergy Inc. (July 2000);

     - Devon Energy Corp.'s acquisition of Santa Fe Snyder Corporation (May
       2000);

     - Anadarko Petroleum Corp.'s acquisition of Union Pacific Resources (April
       2000);

     - Calpine Corp.'s acquisition of Sheridan Energy Inc. (August 1999);

     - Devon Energy Corp.'s acquisition of PennzEnergy Company (May 1999); and

     - Santa Fe Energy Resources, Inc.'s acquisition of Snyder Oil Corp. (January 1999).

     For each transaction listed above, J.P. Morgan calculated the premium represented by the offer price over the target company's share price one day, one month and two months prior to the date of the transaction's announcement. The analysis indicated that:

     - the premium to the share price one day prior to the announcement ranged from negative 3.6% to 37.5%, with a mean of 13.0% and a median of 12.5%;

     - the premium to the share price one month prior to the announcement ranged from 4.0% to 76.0%, with a mean of 38.9% and a median of 36.8%; and

     - the premium to the share price two months prior to the announcement ranged from negative 12.9% to 66.0%, with a mean of 35.2% and a median of 40.3%.

     J.P. Morgan calculated a range of implied prices per share of Bargo's common stock by applying the mean and median figures listed above to the closing share price of Bargo's common stock as of the dates one day, one month and two months prior to the announcement. The analysis yielded an implied median share price of $1.16, $1.20, and $1.40, respectively.

     Selected Corporate Transaction Analysis. Using publicly available information, J.P. Morgan examined selected transactions with respect to the oil and gas exploration and production industry. The comparable transactions and the month in which each transaction was announced were as follows:

     - Pogo Producing Company/North Central Oil Corp. (November 2000);

     - Stone Energy Corp./Basin Exploration Inc. (October 2000);

     - Forest Oil Corp./Forcenergy Inc. (July 2000);

     - Chesapeake Energy Corp./Gothic Energy Corp. (June 2000);

     - Louis Dreyfus Natural Gas Corp./Costilla Energy, Inc. (April 2000);

     - Pure Energy Resources Inc./Titan Exploration Inc./Unocal Corp. (December
       1999);

     - Prize Energy Corp./Vista Energy Resources, Inc. (October 1999); and

     - Santa Fe Energy Resources, Inc./Snyder Oil Corp. (January 1999).

     The analysis indicated that:

     - the proved MMBOE ranged from $4.19 to $12.30;

     - the ratio of firm value to EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) ranged from 4.6x to 9.9x; and

     - the ratio of equity value to discretionary cash flow (cash flow from operations before changes in working capital) ranged from 4.0x to 8.6x.

     J.P. Morgan narrowed the ranges derived from the analysis to the lower third of the corporate transaction multiples to take into account Bargo's oil and gas mix, components of reserves by category and ratio of total proven reserves to production compared to its peers which indicated that:

     - the proved MMBOE ranged from $4.19 to $6.89;

     - the ratio of firm value to EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) ranged from 4.6x to 6.4x; and

     - the ratio of equity value to discretionary cash flow ranged from 4.0x to 5.5x.

     Based upon the range of multiples derived from the analysis conducted for the transactions listed above, J.P. Morgan calculated the implied asset value by multiplying the low end and the high end of each of the above ranges by estimates of Bargo's proved MMBOE, EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) and discounted cash flow for the 12 month period ending December 31, 2000 provided by Bargo's management. J.P. Morgan then calculated the mean of the implied asset values calculated from proved MMBOE, the ratio of firm value to EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) and the ratio of equity value to discounted cash flow and used the mean of the implied asset values to calculate the average implied asset price per share, which ranged from $1.87 to $2.89.

     Pro Forma Merger Analysis. J.P. Morgan also analyzed the pro forma effects of the merger on the projected cash flow of Bargo for fiscal years 2001 and 2002 based on projections provided by the managements of Bargo and Bellwether. Incorporating assumptions with respect to various structural considerations, transaction and financing costs and estimated synergies of $5 million to be realized in 2001 and 2002, this analysis indicated that the merger would be accretive to cash flow per Bargo share in 2001 and 2002.

     Comparable Public Company Analysis.

     Using publicly available information, J.P. Morgan compared certain financial and operating information and ratios for Bellwether with corresponding financial and operating information and ratios for the following six companies in lines of business believed to be generally comparable to those of Bellwether, as follows:

     - Belco Oil & Gas;

     - Chieftain International;

     - Comstock Resources;

     - Denbury Resources;

     - Key Production Inc.; and

     - Remington Oil & Gas.

     The analysis indicated that:

     - the ratio of total proven reserves to production (one billion cubic feet of natural gas equivalent basis) ranged from 6.2 to 10.6, with a mean and median of 8.3;

     - the ratio of equity value, meaning the market value based on diluted shares outstanding using the treasury stock method, to projected discretionary cash flow (cash flow from operations before changes in working capital) ranged from 2.9x to 4.9x for 2001, with a mean of 3.4x and a median of 3.1x, and 2.9x to 4.3x for 2002, with a mean of 3.5x and a median of 3.3x;

     - the ratio of firm value, meaning the equity value plus net debt, preferred stock and minority interest, to projected EBITDAX (earnings before interest, taxes, depreciation, amortization and exploration costs) ranged from 2.4x to 6.5x for 2001, with a mean of 4.1x and a median of 4.0x, and 2.6x to 5.3x for 2002, with a mean of 4.1x and a median of 4.4x; and

     - the ratio of firm value to total proven reserves (MMBOE) ranged from $7.01 to $16.16, with a mean of $11.14 and a median of $10.74.

     Based on the share price of Bellwether common stock on January 19, 2001 of $9.09 and using Bellwether's management estimates and projections, Bellwether's ratio of equity value to projected 2001 and 2002 discretionary cash flow (2001E and 2002E DCF), ratio of firm value to projected 2001 and 2002 EBITDAX (2001E and 2002E EBITDAX) and ratio of firm value to total proven reserves (MMBOE) compared to the range of median multiples 10% above and 10% below the median multiples set forth above for the six companies in lines of business believed to be generally comparable to those of Bellwether referred to above, are as follows:

                                                           COMPARABLE
                                          BELLWETHER    PUBLIC COMPANIES
                                          ----------    ----------------
2001-E DCF..............................      1.9x        2.8x to 3.4x
2002-E DCF..............................      2.9x        3.0 to 3.7x
2001-E
  EBITDAX...............................      2.9x        3.6x to 4.4x
2002-E
  EBITDAX...............................      4.4x        4.0x to 4.8x
2001-E
  Reserves
  (MMBOE)...............................    $7.92       $9.67 to $11.82

     The summary set forth above does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the summary set forth above and their analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. J.P. Morgan based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which J.P. Morgan based its analyses are set forth above under the description of each such analysis. J.P. Morgan's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

     None of the comparable companies used in the comparable public companies analysis described above is identical to Bargo or Bellwether, and none of the comparable transactions used in the comparable transactions analysis described above is identical to the merger. Accordingly, an analysis of publicly traded comparable companies and transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Bargo with respect to the merger and deliver an opinion to Bargo's board of directors with respect to the merger on the basis of such experience and its familiarity with Bargo.

     For services rendered in connection with the merger and the delivery of its opinion, Bargo has agreed to pay J.P. Morgan a fee of $500,000, payable upon delivery of the opinion, plus an additional $750,000, payable upon the closing of the merger. In addition, Bargo has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the Federal securities laws.

     Certain affiliates of J.P. Morgan Chase & Co., including J.P. Morgan, have, from time to time, performed certain financial advisory and other commercial and investment banking services for Bargo and Bellwether, for which they received customary compensation, and in the future may continue to perform, from time to time, certain financial advisory and other commercial and investment banking services for Bargo or Bellwether, for which they would receive customary compensation. Specifically, affiliates of J.P. Morgan Chase & Co. and J.P. Morgan (including their predecessors) have arranged or provided senior and subordinated debt financing to Bargo and Bellwether, and affiliates of J.P. Morgan Chase & Co. and J.P. Morgan may be arranging or providing financing to Bellwether in connection with the merger. In addition, in the ordinary course of their businesses, J.P. Morgan Chase & Co. and its affiliates may actively trade the debt and equity securities and loans of Bargo or Bellwether for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or loans.

OPINION OF BELLWETHER'S FINANCIAL ADVISOR

     Bellwether retained Johnson Rice & Company, L.L.C. to act as its financial advisor in connection with the merger. On January 23, 2001 Johnson Rice rendered its oral opinion to the Bellwether board, later confirmed in writing, that as of such date and based upon factors and assumptions set forth therein, the terms of the transaction were fair from a financial point of view to holders of Bellwether common stock. In rendering its opinion, Johnson Rice took into account that the consideration to be paid to the holders of Bargo common stock in connection with the merger and that the merger was determined through arms'-length negotiations between Bargo and Bellwether.

     THE FULL TEXT OF THE JOHNSON RICE FAIRNESS OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY JOHNSON RICE, IS ATTACHED AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. THE SUMMARY OF THE MATERIAL PROVISIONS OF THE JOHNSON RICE FAIRNESS OPINION SET FORTH IN THIS DOCUMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. BELLWETHER STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

     The following is a summary of the material terms of the Johnson Rice analysis. The summary does not purport to be a complete description of the analyses supporting the Johnson Rice fairness opinion or the presentation made by Johnson Rice to the Bellwether board. The preparation of a fairness opinion is a complex process of involving various determinations as to the most relevant and appropriate methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such opinion is not readily susceptible to partial analyses. In arriving at its opinion, Johnson Rice did not assign any particular weighting to any of the factors considered, but rather made qualitative judgments as to the relevance or significance of each factor. Accordingly, Johnson Rice believes that the analyses must be considered as a whole and that selecting portions of the analyses without considering the analyses as a whole, would create an incomplete view to the process underlying the fairness opinion.

     For purposes of the analyses, Johnson Rice made many assumptions with respect to the industry performance, general business, economic, market and financial conditions and other matters beyond the control of Johnson Rice. Actual conditions may differ significantly from those assumed. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the fairness opinion was among several factors taken into consideration by the Bellwether board in making its decision to approve the merger. The Johnson Rice fairness opinion and analyses described below should not be viewed as the determinative factor of the decision of the Bellwether board with respect to the fairness of the transaction.

     In arriving at its opinion Johnson Rice among other things,

     - reviewed certain publicly available business and financial information relating to Bellwether and Bargo that Johnson Rice deemed relevant;

     - reviewed financial information provided by the management of both Bellwether and Bargo relating to the business, earnings, cash flow, assets, liabilities and prospects of Bellwether and Bargo, as well as the synergies and impacts from the merger;

     - reviewed available securities analysts' models regarding the earnings and cash flow estimates for Bellwether for 2000 and 2001;

     - reviewed third party reserve reports prepared by independent petroleum engineers provided by Bellwether and Bargo management;

     - conducted discussions with members of senior management of Bellwether and Bargo concerning information about their respective companies, as well as their respective businesses and outlook before and after giving effect to the merger;

     - reviewed market prices and valuation multiples of Bellwether and Bargo common stock and compared them to other public companies deemed to be relevant by Johnson Rice;

     - reviewed the potential pro forma impact of the merger on Bellwether's earnings per share, cash flow, consolidated capitalization and financial ratios;

     - reviewed the reported prices and trading activity of Bellwether and Bargo;

     - reviewed the financial terms of other comparable mergers;

     - reviewed the merger agreement and related documents;

     - participated in certain discussions and negotiations among representatives of Bellwether, Bargo and their financial and legal advisors; and

     - reviewed other such financial studies and analyses and took into account other such matters as deemed relevant by Johnson Rice.

     In preparing its opinion, Johnson Rice assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to Johnson Rice, discussed with or reviewed by or for Johnson Rice, or publicly available, and Johnson Rice did not assume any responsibility for independently verifying such information. Johnson Rice did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Bellwether or Bargo and was not furnished with any such appraisal or evaluation. In addition, Johnson Rice did not assume the responsibility to conduct any physical inspection of the properties, facilities or equipment of Bellwether or Bargo. With respect to the reserve reports and financial forecasts provided to or discussed with Johnson Rice by Bellwether or Bargo, Johnson Rice assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of the management of Bellwether and Bargo, respectively, as to the expected future financial performance of Bellwether or Bargo. Johnson Rice further assumed that the merger would be accounted for as a purchase under GAAP and that it will qualify as a tax-free reorganization for U.S. federal income tax purposes. Johnson Rice also assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by it.

     The fairness opinion is based upon market, economic and other conditions as they existed and could be evaluated on the date of such opinion. Johnson Rice was not authorized by Bellwether or the Bellwether board to solicit, nor did it solicit, third-party indications of interest for the acquisition of all or any part of Bellwether. Johnson Rice did not express an opinion regarding the value that would be realized upon the sale or liquidation of Bellwether, and the fairness opinion does not address the relative merits of the merger compared to any alternative business combination transaction that might be available to Bellwether. In addition, Johnson Rice was not asked to consider, and the fairness opinion does not address the price at which Bellwether shares will trade following the consummation of the merger.

     Both Bellwether and Bargo provided Johnson Rice with financial information regarding their respective financial performance to develop estimates of future performance. Johnson Rice also utilized models available from various securities analysts and reserve reports developed by third party petroleum engineers made available by Bellwether and Bargo management to develop a two-year financial forecast for the two year period ending December 31, 2001 and December 31, 2002 for both Bellwether and Bargo. Johnson Rice relied upon the information available and provided by Bellwether and Bargo in performing their analyses and preparing the fairness opinion.

     The following is a brief summary of selected analyses presented to the Bellwether board by Johnson Rice in connection with the delivery of its fairness opinion.

Valuation of Bellwether

     Comparable Public Company Analysis Bellwether. As part of its analysis, Johnson Rice compared financial and operating information of Bellwether and Bargo with that of a group of exploration and production companies deemed comparable to Bargo and Bellwether by Johnson Rice including,

          Chesapeake Energy Corporation         Denbury Resources, Inc.
          Southwestern Energy Company           Swift Energy Company
          Vintage Petroleum, Inc.               Mallon Resources Corporation

     Such analyses indicated that as of January 19, 2001, the median ratio of adjusted market value (defined as equity market value plus short and long-term debt less net working capital) to estimated 2000 and 2001 earnings before interest, tax, depreciation and amortization, or EBITDA, was 5.9x and 3.3x, respectively. Based upon this analysis, Johnson Rice applied a range of comparable multiples after making certain qualitative adjustments to Bellwether EBITDA estimates in 2000 and 2001. The multiples applied were 3.3x to 3.5x for 2000 and 3.0x to 3.3x for 2001. Application of these multiples yielded a reference equity value range for Bellwether of $112.8 million to $157.9 million.

     No company utilized in the comparable public company analysis is identical to Bellwether. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Bellwether and other factors that could affect the public trading value of the companies to which they are being compared.

     Discounted Cash Flow Analysis Bellwether. As part of its analysis, Johnson Rice preformed a discounted cash flow analysis for the purpose of determining the equity reference value range for Bellwether. The third party engineering reports were utilized to arrive at forecasted volumes. Johnson Rice utilized oil and gas price assumptions as follows:

                            OIL        NATURAL GAS
                           ------      -----------
2001                       $25.00         $5.00
2002                       $21.00         $4.15
thereafter                 $21.00         $3.50

     Realized prices were then adjusted for Bellwether's hedging contracts in 2001. Proved reserves were risked at 100% for proved developed producing, 95% for proved developed non-producing and 75% for proved undeveloped. The calculated net present value of after tax cash flows of Bellwether's oil and gas reserve based on proved reserve estimates as given by the reserve reports were discounted at a rate of 10% and 15%. Adjusting for pro-forma debt and other corporate adjustments Johnson Rice arrived at an implied equity value of $117.3.

     Net Asset Value Analysis Bellwether. Johnson Rice also assigned a value to Bellwether's reserves based upon comparable public company asset values and comparable transactions observed in the market place. Certain qualitative adjustments were made based on the reserve life, location, type of hydrocarbon, hedging contracts, operational control and other factors deemed to be relevant. Johnson Rice assigned an average value of $6.00 per barrel of equivalent to Bellwether's reserve quantities as determined by third party engineering reports. Adjusting of pro-forma debt and other corporate adjustments Johnson Rice arrived at an implied equity value of $87.3 million.

     Comparable Transaction Analysis Bellwether. As part of its analysis, Johnson Rice also compiled a list of 14 comparable property and corporate transactions. The selected transactions were deemed relevant based on their geographic location, corporate structure, or other qualitative factors. On a per barrel equivalent basis, Johnson Rice found a total enterprise value consideration range of $3.72 to $7.98 with an average price per barrel of $5.22. From the observed transactions, Johnson Rice arrived at a total corporate enterprise value range for Bellwether of $113.1 million to $242.59 million.

Valuation of Bargo

     Comparable Public Company Analysis Bargo. As part of its analysis, Johnson Rice compared financial information of Bargo with that of a group of selected exploration and production companies deemed relevant by Johnson Rice. Bargo was compared to several mid to small capitalization exploration and production companies including, Chesapeake Energy Corporation, Denbury Resources Inc., Southwestern Energy Company, Swift Energy Company, Vintage Petroleum Inc., and Mallon Resources Corporation.

     Such analyses indicated that as of January 19, 2001, the median ratio of adjusted market value (defined as equity market value plus short and long-term debt less net working capital) to estimated 2000 and 2001 EBITDA was 5.9x and 3.3x, respectively. Based upon this analysis, Johnson Rice applied a range of comparable multiples after making certain qualitative adjustments to Bargo EBITDA estimates in 2000. The multiples applied ranged from 3.0x to 3.5x for 2001. Application of these multiples yielded a reference equity value range for Bargo of $134.5 million to $155.9 million.

     No company utilized in the comparable public company analysis is identical to Bargo. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Bargo and other factors that could affect the public trading value of the companies to which they are being compared.

     Discounted Cash Flow Analysis Bargo. As part of its analysis, Johnson Rice preformed a discounted cash flow analysis for the purpose of determining the equity reference value range for Bargo. The third party engineering reports were utilized to arrive at forecasted volumes. Johnson Rice utilized oil and gas price assumptions as follows:

                            OIL        NATURAL GAS
                           ------      -----------
2001                       $25.00         $5.00
2002                       $21.00         $4.15
thereafter                 $21.00         $3.50

     Proved reserves were risked at 100% for proved developed producing, 95% for proved developed non-producing and 75% for proved undeveloped. The calculated net present value of after tax cash flows of Bargo's oil and gas reserve based on proved reserve estimates as given by the reserve reports were discounted at a rate of 10% and 15%. Adjusting for pro-forma debt and other corporate adjustments Johnson Rice arrived at an implied equity value of $221.3 million.

     Net Asset Value Analysis Bargo. Johnson Rice also assigned a value to Bargo's reserves based upon comparable public company asset values and comparable transactions observed in the market place. Certain qualitative adjustments were made based on the reserve life, location, type of hydrocarbon, hedging contracts, operational control and other factors deemed to be relevant. Johnson Rice assigned an average value of $5.00 per barrel of equivalent to Bargo's reserve quantities as determined by third party engineering reports. Adjusting of pro-forma debt and other corporate adjustments Johnson Rice arrived at an implied equity value of $161.5 million.

     Comparable Transaction Analysis Bargo. As part of its analysis, Johnson Rice also compiled a list of 14 comparable property and corporate transactions. The selected transactions were deemed relevant based on their geographic location, corporate structure, or other qualitative factors. On a per barrel equivalent basis, Johnson Rice found a total enterprise value consideration range of $3.72 to $7.98 with an average price per barrel of equivalent of $5.22. From the observed transactions, Johnson Rice arrived at a total corporate enterprise value range for Bargo of $171.1 million to $367.1 million, or an implied equity value range of $92.1 million to $288.1 million.

Review of Pro Forma Results

     Contribution Analysis. Johnson Rice analyzed the pro forma contribution of each Bellwether and Bargo to the combined company. Such analysis included, among other things, relative contribution of cash flow from operations, EBITDA and reserve contributions on both a present value and Johnson Rice assigned net asset value basis. Johnson Rice utilized certain financial information and third party engineering reports provided by Bellwether and Bargo management as well as estimates from various securities analysts for the analysis. The relative levels of cash flow from operations and EBITDA were used to develop implied enterprise value contributions on a leverage-adjusted basis to derive implied equity market value contributions. The analysis indicated that in 2001 Bellwether would contribute 53.2% of the production, 56.0% of the equity value based on operating cash flow, 49.1% of the equity value based on EBITDA, 34.6% of the equity value based on the PV-10 value of reserves, and 35.8% of the equity value based on Johnson Rice assigned net asset value. In 2002, the analysis indicated Bellwether would contribute 47.7% of the production, 56.1% of the equity value based on operating cash flow and 48.4% of the equity value based on EBITDA.

     Pro Forma Analysis of the Merger. Johnson Rice analyzed the pro forma impact of the merger on earnings per share, cash flow per share for Bargo for the calendar year 2000 and 2001. Johnson Rice utilized certain financial information provided by Bellwether and Bargo management, as well as estimates from various securities analysts for the analysis. The pro forma analyses also took into account the anticipated cost savings and synergies expected to be derived from the merger as estimated by Bellwether and Bargo management. Johnson Rice noted that, assuming the merger would be treated as a purchase for accounting purposes, the merger would be accretive to earnings per share and cash flow per share in 2000 and 2001.

     Johnson Rice also analyzed the effects of the merger on the balance sheet and credit statistics of the combined company. Treating Bargo's preferred stock including accrued dividends as debt, Bellwether's debt to total market capitalization ratio using an $8.50 per share price results in a debt to total market capitalization ratio of 57.8% pro forma at year end 2000.

     Advisory Fee. Bellwether retained Johnson Rice based on its experience and expertise. Johnson Rice is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Johnson Rice is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Neither Johnson Rice nor its principals have a material ownership interest in Bellwether or Bargo. In the past, Johnson Rice has provided financial advisory and financing services to Bellwether and its affiliates and has received customary fees in connection with these services. No limitations were placed by the Bellwether board or management regarding the procedures or investigations undertaken by Johnson Rice in connection with arriving at its opinion. Bellwether and its management cooperated fully with Johnson Rice in connection therewith.

     Bellwether has agreed to pay Johnson Rice a fee for the rendering of its financial opinion of $600,000 due at delivery and an additional advisory fee of $400,000 to be paid upon the consummation of the merger. Bellwether has also agreed to reimburse Johnson Rice for its expenses related to the engagement and to indemnify Johnson Rice and its affiliates against certain liabilities, expenses, including liabilities under federal securities laws in connection with Johnson Rice's engagement.

ACCOUNTING TREATMENT

     Bellwether intends to account for the merger as a purchase under generally accepted accounting principles.

OPINION AS TO MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     Bargo will receive an opinion of its tax counsel, Akin, Gump, Strauss, Hauer & Feld L.L.P., that the merger constitutes a reorganization under Section 368(a) of the Code. In addition, such opinion will provide that receipt of the merger consideration by the Bargo common shareholders of the stock portion of the merger consideration will not be taxable to such common shareholders, except to the extent of any cash received. Such opinion will also provide that the consideration, if any, received by holders of Bargo preferred stock in the merger is expected to constitute ordinary income to the extent of accrued but unpaid dividends. Bellwether will receive an opinion of its tax counsel, Haynes and Boone, LLP, that the merger will constitute a reorganization under Section 368(a) of the Code. Please review carefully the information under the caption "Material U.S. Federal Income Tax Consequences of the Merger" beginning on page for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

BOARD OF DIRECTORS AND MANAGEMENT OF NEWCO FOLLOWING THE MERGER

     Immediately after the merger, the Newco board will have eight members. Pursuant to the terms of the merger agreement, after the merger is effective, four directors of Bellwether will resign their position as a director of Bellwether. The remaining Newco directors will fill these vacancies with three individuals designated by Bargo. After the merger, the Newco board will therefore consist of seven members, four Bellwether designated directors and three Bargo designated directors, as follows:

BELLWETHER DESIGNEES                               BARGO DESIGNEES
--------------------                               ---------------
Douglas G. Manner                                  Tim J. Goff
J.P. Bryan                                         Jonathan M. Clarkson
Habib Kairouz                                      D. Martin Phillips
Judy Ley Allen

     Each of the Bellwether designees currently serves on the Bellwether board and each of the Bargo designees currently serves on the Bargo board.

     After the merger, the management of Newco will include the following executive officers:

NAME                             CURRENT POSITION              POSITION WITH NEWCO
----                             ----------------              -------------------
Douglas G. Manner                Chairman of the Board, Chief  Chairman of the Board and
                                   Executive Officer and         Chief Executive Officer
                                   President of Bellwether
Jonathan M. Clarkson             President, Chief Operating    President, Chief Financial
                                   Officer and Director of       Officer and Director
                                   Bargo

     If at any time prior to the effective time any director nominee is unable to serve as a director at the effective time, the respective board of directors that designated such individual will designate another individual to serve in his place.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the boards with respect to the merger, stockholders of Bellwether and Bargo should be aware that certain officers and directors of Bellwether and Bargo have the following interests in the merger that are separate from and in addition to the interests of stockholders of Bellwether and shareholders of Bargo generally. The boards were aware of these interests and took them into account in approving the merger agreement and the transactions contemplated thereby.

     Stock ownership. J. P. Bryan, Chairman of the Board of Directors of Bellwether, owns 1,061,750 shares of common stock of Bargo. In addition, Mr. Bryan is a managing director and owns 23% of the fully diluted equity interests in Torch Energy Advisors Incorporated. Torch and its subsidiaries provide operational and accounting outsourcing services to Bellwether, and accounting outsourcing services to Bargo. In addition, Mr. Bryan owns 25,000 Bellwether options which will vest as a result of the merger. Because of these interests, Mr. Bryan abstained from voting on the merger.

     Composition of Newco Board. The merger agreement provides that after the merger the Newco board will consist of seven members; four individuals designated by Bellwether and three individuals designated by Bargo.

     Stock Option and Severance Agreements. The merger constitutes a change in control for purposes of Bargo's stock option plans and other benefit plans. As a result of this change of control and further Bargo board action, stock options under Bargo's plans automatically became fully vested. In addition, two executive officers of Bargo are party to severance agreements which will be triggered by the merger. Pursuant to these arrangements, the following directors and executive officers of Bellwether and Bargo are entitled to receive the following:

     - TIM J. GOFF. Mr. Goff will receive a payment equal to two times his annual salary under his severance agreement. In addition, Mr. Goff is a party to a one-year noncompete agreement with Bellwether, which the Bellwether board, at its discretion, may enforce in return for a payment of up to $250,000. Mr. Goff also owns options to purchase 5,654,641 shares of Bargo common stock, all of which will vest prior to the merger. Mr. Goff has agreed to exercise all of these options and to cause BER Partnership L.P. to exercise warrants to purchase 250,000 shares of common stock prior to the merger.

     - DOUGLAS G. MANNER. Mr. Manner owns options to purchase 500,000 shares of Bellwether common stock which will vest as a result of the merger. Mr. Manner will be issued options to purchase an additional 300,000 shares of Bellwether common stock pursuant to the merger agreement.

     - JONATHAN M. CLARKSON. The merger constitutes a change of control under Mr. Clarkson's severance agreement with Bargo. If Mr. Clarkson's employment with Newco is terminated or his compensation or responsibilities are materially reduced within two years after the merger, Mr. Clarkson will be entitled to a severance payment equal to three times his prior year's salary. Mr. Clarkson also owns options to purchase 5,000,000 shares of Bargo common stock, all of which will vest as a result of the merger. Mr. Clarkson will be issued options to purchase 300,000 shares of Bellwether common stock pursuant to the merger agreement.

     - JOSEPH G. NICKNISH. Mr. Nicknish, Vice President -- Engineering, of Bargo, owns options to purchase 2,375,039 shares of Bargo common stock which will vest as a result of the merger. In connection with the merger, Mr. Nicknish will become Senior Vice President -- Operations, Acquisitions and Divestitures of Bellwether and will receive options to purchase 150,000 shares of Bellwether common stock pursuant to the merger agreement.

     - KENT A. WILLIAMSON.  Mr. Williamson, Senior Vice
       President -- Engineering, of Bellwether, owns options to purchase 200,000 shares of Bellwether common stock which will vest as a result of the merger. Mr. Williamson will receive options to purchase an additional 150,000 shares of Bellwether common stock pursuant to the merger agreement.

     Directors' and Officers' Indemnification and Insurance. The merger agreement provides that, for six years after the effective time, Newco will indemnify the present and former officers and directors of Bargo from liabilities arising out of actions or omissions in their capacity as such prior to the effective time of the merger, to the full extent permitted under Delaware law or Newco's certificate of incorporation and bylaws. In addition, Newco will maintain Bargo's directors' and officers' insurance coverage for six years after the effective time but only to the extent related to actions or omissions prior to the effective time, provided that the maximum aggregate amount of premiums that Newco will be required to pay to maintain this coverage is $50,000.

APPRAISAL RIGHTS

     Bellwether is a Delaware corporation and Bargo is a Texas corporation. Under Delaware law, the common stockholders of Bellwether are not entitled to appraisal rights with respect to the merger. Holders of Bargo's common stock or preferred stock may be entitled to dissenters' rights of appraisal under Texas law. Holders must carefully follow the procedures and requirements of Article
5.12 of the Texas Business Corporation Act, a copy of which has been attached as Annex E.

TERMINATION OF TRADING OF BARGO COMMON STOCK

     If the merger is completed, the shares of Bargo common stock will cease trading on the OTC Bulletin Board and will be deregistered under the Securities Exchange Act of 1934.

                         TERMS OF THE MERGER AGREEMENT

     The following describes the material terms of the merger agreement. The full text of the merger agreement is attached as Annex A and is incorporated herein by reference. We encourage you to read the entire merger agreement.

EFFECTIVE TIME OF THE MERGER

     The merger agreement provides that the closing of the merger will take place as soon as practicable after the satisfaction or waiver of the conditions to the merger. At the closing we will file the necessary documents with public officials to complete the merger. We expect that, if all conditions to the merger have been satisfied or waived, the effective time will occur on the date of the Bellwether meeting or as soon thereafter as practicable.

MANNER AND BASIS OF CONVERTING SHARES

     Bargo Common Stock. In the merger, each Bargo common share will be converted into a combination of cash and Bellwether common stock. The total consideration to be paid in exchange for all of the outstanding Bargo common stock, warrants and employee stock options (all of which will vest as a result of the merger) will be $60 million in cash (less the exercise price of options and warrants outstanding at the closing of the merger) and, if the average price of the Bellwether common stock is between $7.00 and $9.00 over the relevant trading period, $80.0 million in Bellwether common stock. Bellwether will issue no more than 11,428,571 and no less than 8,888,889 shares of common stock in exchange for the Bargo common stock, employee options and warrants. To the extent the average price of the Bellwether common stock is outside this trading range, Bargo's common shareholders, warrantholders and optionholders will be subject to the risk of the changes in the value of the Bellwether shares to be issued in exchange for their interests in Bargo.

     The total cash consideration and stock consideration will be allocated first to purchase or assume the Bargo options as described below. The remaining cash and the stock consideration will be issued in exchange for all of the Bargo common stock outstanding on the closing date. The following table describes the merger consideration that will be received in the merger depending on the average price of the Bellwether common stock and for the 20 trading days ending on the third trading day before closing.

   BELLWETHER
    AVERAGE
     STOCK                                                              VALUE OF
     PRICE                                                   CASH        STOCK       TOTAL
   ----------                                                -----      --------     -----
     $6.00..................................................  $0.47      $0.690      $1.16
     $7.00 to $9.00.........................................  $0.45      $0.810      $1.26
     $10.00.................................................  $0.45      $0.890      $1.34
     $11.00.................................................  $0.45      $0.970      $1.42

     Tim Goff, Bargo's chief executive officer, has agreed to exercise all of his employee stock options prior to the effective time of the merger. In addition, a partnership in which Mr. Goff owns an interest agreed to exercise a warrant to purchase 250,000 shares of Bargo common stock for $0.43 per share prior to the effective time of the merger. The foregoing table assumes that no other stock options will be exercised prior to the closing date.

     All Bargo common stock, when converted into Bellwether common stock, will be cancelled.

     Options to Purchase Bargo Common Stock. Immediately prior to the merger, Bargo will purchase, for cash or a note at Bargo's option, a portion of the outstanding options to acquire Bargo common stock. The amount of such options to be acquired will equal 70% of the positive value, if any, of the difference between the value of the consideration to be paid for each share of Bargo common stock and the exercise price of such option, and the remaining portion of these options will convert into Bellwether common stock. To the extent the average price of Bellwether common stock for the relevant trading period is greater than $9.00, the amount of Bargo stock options to be acquired shall be reduced to that amount that would have been acquired if such price were equal to $9.00 or less. In the merger Newco will assume the Bargo stock options not purchased by Bargo. Each assumed Bargo option will be exercisable for the number of shares of Newco common stock equal to the value of such remaining Bargo options based on the value of the consideration to be paid for each share of Bargo common stock in the merger plus the exercise price of such option divided by the average price of the Bellwether common stock. The exercise price per share of such options will be equal to the aggregate exercise price of the Bargo options remaining after the purchase by Bargo described above divided by the number of Bellwether options issued as a result of the assumption of the remaining Bargo options. Each option Newco assumes will be required to be exercised either for cash or on a "cashless" basis as soon as Newco is able to make effective a registration statement under the Securities Act with respect to that exercise.

     Bargo Preferred Stock. Unless the Bargo preferred stock is redeemed prior to the merger, Bargo preferred shareholders will receive an aggregate of $50 million in cash, which is the stated value of their preferred stock, plus approximately $ million in accrued and unpaid dividends to the closing.

     Treatment of Fractional Shares. Certificates for fractional shares of Newco common stock will not be issued in the merger. Bargo shareholders who would otherwise receive fractional shares will instead be entitled to receive a cash payment equal to the value of these fractional share interests as determined by multiplying the fractional part of a share of Newco common stock by the average of the closing price of Bellwether common stock on the 20 consecutive trading days ending three trading days prior to the closing date.

     Bellwether Common Stock. Each issued and outstanding share of Bellwether common stock will not be affected by the merger and will represent one share of Newco common stock after the merger.

SURRENDER AND EXCHANGE OF STOCK CERTIFICATES

     Prior to the merger, Bellwether will deposit with           , the exchange
agent, certificates representing the Newco common stock to be issued, and cash to be paid, to the Bargo shareholders. The exchange agent will exchange the Newco common stock and cash for surrendered Bargo common stock certificates.

     Within five business days after the effective time of the merger the exchange agent will send to each holder of Bargo common stock certificates will be sent a letter of transmittal and instructions for use in effecting the exchange of their Bargo common stock certificates for certificates representing the Newco common stock and cash. The exchange agent will also make arrangements for holders of Bargo common stock certificates to obtain a letter of transmittal and instructions and to deliver such letter of transmittal and their Bargo common stock certificates in exchange for the Bellwether common stock and cash in person after the merger.

     Any shares of Newco common stock and cash that remain unclaimed one year after the effective time will be returned to Newco, upon demand, and any holder of Bargo common stock who has not exchanged his Bargo common stock certificates prior to that time may thereafter look only to Newco, as general creditors thereof, to exchange such Bargo common stock certificates or to pay amounts to which such holders are entitled pursuant to the merger agreement.

     If your Bargo common stock certificate has been lost, stolen or destroyed, you may make an affidavit of that fact and, if required by Newco, post a bond in such reasonable amount as Newco may direct as indemnity against any claim that may be made against it with respect to such Bargo common stock certificate. Upon receipt of the affidavit and bond, if any, the exchange agent will issue in exchange for such lost, stolen or destroyed Bargo common stock certificate the requisite number of shares of Newco common stock and an amount of cash and, if applicable, cash and unpaid dividends and other distributions on such shares of Newco common stock.

REPRESENTATIONS AND WARRANTIES

     The merger agreement contains customary representations and warranties of Bellwether and Bargo relating to various aspects of the respective businesses and financial statements of the parties and other matters. The representations and warranties will not survive the merger, but they will serve as the basis of conditions to each of our obligations to complete the merger.

CONDUCT OF BUSINESS PRIOR TO THE MERGER

     Bellwether and Bargo have agreed that prior to the merger each party will operate their business in the ordinary course consistent with past practices and use all reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its respective key employees.

     In addition, the merger agreement places specific restrictions on the ability of Bellwether and Bargo and their subsidiaries to:

     - amend their charters or bylaws;

     - declare or pay any dividends on common stock;

     - acquire any of their outstanding stock, except Bargo's redemption of its preferred stock, or any ownership interest of any of their subsidiaries;

     - merge or consolidate with another entity;

     - make a material acquisition, enter into a new line of business or commence business in a new country;

     - dispose of material assets or properties;

     - issue securities or amend the terms of any of their outstanding securities;

     - incur indebtedness outside the ordinary course of business;

     - settle litigation outside the ordinary course of business;

     - enter into hedging transactions outside their ordinary course of business; and

     - increase the compensation of executive officers or former employees.

LIMITATION ON DISCUSSING OR NEGOTIATING OTHER ACQUISITION PROPOSALS

     Pursuant to the merger agreement each of Bellwether and Bargo has agreed that it will not solicit, initiate or encourage any acquisition proposal. This includes engaging in negotiations with, or giving any nonpublic information to any person that has made or may be considering making an acquisition proposal.

     An "acquisition proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Bellwether or Bargo or any of their subsidiaries, or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, either Bellwether or Bargo, other than the merger.

     However, if required by their fiduciary duties under law, the merger agreement permits Bellwether and Bargo to furnish information to, or enter into negotiations with, any party that has indicated its willingness to make an unsolicited offer relating to an acquisition proposal if the board of either Bellwether or Bargo has determined that the third party has the good faith intent to proceed with negotiations and the financial capability to consummate such acquisition proposal.

     Each company has agreed to inform the other of any acquisition proposal or any discussions or negotiations regarding an acquisition proposal. Each company has also agreed to use all reasonable efforts to keep the other party informed of the status and terms of any developments with respect to such discussions or negotiations.

CERTAIN ADDITIONAL AGREEMENTS

  Employee Benefit Matters

     Prior to the merger, Bargo will cause its stock option plan to accelerate the vesting of all options outstanding under the plan to be accelerated in connection with the merger. Bargo will also cause each of its employee pension benefit plans under Section 3(2) of ERISA, to be amended to provide that all participants shall become fully vested in their accrued benefits because of the merger. Bellwether will initially provide to any employees of Bargo who are employed by Bellwether after the merger the same wages, bonuses and benefits provided to such employees prior to the merger. After the merger, Bellwether may change such wages. After the merger, Bellwether will permit the retained employees to continue to participate in the employee benefit plans in which such retained employees were participating before the merger. Bellwether may terminate its employee benefit plans after the merger, if Bellwether permits such retained employees to participate in benefit plans or arrangements providing the same or better benefits than the Bargo plans provided. In addition, Bellwether will assume the obligations of Bargo under Bargo's benefit plans. The terms of each Bargo benefit plan will continue to apply. Furthermore, Bellwether will pay up to an aggregate of $100,000 to certain Bargo employees who will not be employed by Bellwether. Bellwether will also pay the health insurance premiums for these Bargo employees until six months after the merger or such employee obtains alternate health insurance, which ever is earlier.

     Holders of unexercised options to purchase Bargo common stock will receive a combination of cash or notes and Bellwether stock as discussed under "Manner and Basis of Converting Shares."

  Change of Name

     Under the merger agreement, the surviving corporation's name will be changed to a name agreed to by Bellwether and Bargo.

  Grant of Options

     The merger agreement provides for the grant of options to the following persons:

Douglas G. Manner...........................................    300,000
Jonathan M. Clarkson........................................    300,000
Joseph G. Nicknish..........................................    150,000
Kent A. Williamson..........................................    150,000

     These options will be granted on the closing date of the merger and will have a ten year term. The exercise price of the options will be the average of the high and low trading prices of the Bellwether common stock on the day prior to the closing date. If the amendment to the 1996 plan is approved, these options will be issued under the 1996 plan. If the amendment to the 1996 plan is not approved, the options will be issued under the merger agreement, and the adoption of the merger agreement will be deemed approval of the grant of options.

CONDITIONS TO THE MERGER

  Conditions to the Obligations of Each Party

     The obligations of each party to complete the merger are subject to the following conditions:

     - the requisite approval by the Bellwether and Bargo stockholders;

     - the absence of any, statute, injunction, order, judgment or other legal restraint prohibiting, enjoining or restricting the completion of the merger;

     - the absence of any stop order regarding the registration statement relating to the merger or any proceeding for such purpose pending before or threatened by the SEC;

     - the receipt of such permits, authorizations, consents, or approvals required to consummate the transactions contemplated by the merger agreement;

     - approval for listing of the Bellwether common stock to be issued in the merger and upon exercise of the assumed Bargo employee stock options by The Nasdaq National Market system or the New York Stock Exchange, subject to official notice of issuance; and

     - the termination of the shareholders' agreement among certain of Bargo's shareholders.

  Conditions to the Obligations of Bargo

     The obligation of Bargo to complete the merger is also subject to the following additional conditions:

     - compliance by Bellwether with its obligations under the merger agreement and the representations and warranties of Bellwether contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

     - all proceedings taken by Bellwether under the merger agreement and all documents, instruments and certificates delivered by Bellwether under the merger agreement being reasonably satisfactory in form and substance to Bargo and its counsel;

     - the absence of any change in the financial condition, business, operations or prospects of Bellwether and its subsidiaries that as a whole, would be reasonably likely to have a material adverse effect on Bellwether, other than any such change affecting both Bargo and Bellwether in a substantially similar manner;

     - the receipt by Bargo of an opinion from its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a);

     - four members of the Bellwether board shall have resigned;

     - the execution of an employment agreement between Newco and Jonathan M. Clarkson; and

     - the closing price of a share of Bellwether common stock on The Nasdaq National Market System on the closing date of the merger is greater than $6.00.

  Conditions to the Obligations of Bellwether

     The obligation of Bellwether to complete the merger is also subject to the following additional conditions:

     - compliance by Bargo with its obligations under the merger agreement and the representations and warranties of Bargo contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

     - all proceedings taken by Bargo under the merger agreement and all documents, instruments and certificates delivered by Bargo under the merger agreement being reasonably satisfactory in form and substance to Bellwether and its counsel;

     - the absence of any change in the financial condition, business, operations or prospects of Bargo and its subsidiaries, that taken as a whole, would be reasonably likely to have a material adverse effect on Bargo, other than any such change affecting both Bargo and Bellwether in a substantially similar manner; and

     - the receipt by Bellwether of an opinion of its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a).

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated at any time prior to the effective time, whether before or after approval by the stockholders of Bellwether or
Bargo:

     by mutual written consent of Bargo and Bellwether;

     by either Bellwether or Bargo if:

       - the merger has not occurred by July 16, 2001, provided the party seeking termination is not in material breach of the merger agreement,

       - the other party is in material breach of the merger agreement and such breach is not cured in all material respects within 20 business days after notice of such breach,

       - any law, rule or regulation which makes consummation of the merger illegal or if any final and nonappealable judgment, injunction, order or decree of a court or other governmental authority of competent jurisdiction restrains or prohibits the consummation of the merger,

       - the Bellwether or Bargo stockholders fail to approve the merger at a stockholders meeting or by written consent,

       - the board of directors of the other party withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to such party or the board recommends any acquisition proposal to its stockholders or resolves to do any of the foregoing,

       - a tender offer or exchange offer for 50% or more outstanding shares of capital stock of the other party is commenced, and the board of directors of the other party does not recommend that its stockholders not tender their shares into such tender or exchange offer, or

       - if the other party accepts a superior proposal and pays the applicable termination fee to such party.

     by Bargo if:

       - the average closing prices of the Bellwether common stock is below $6.00 for any ten consecutive trading day period between the date of the merger agreement and the closing if Bargo gives Bellwether notice of its desire to terminate the merger agreement by the end of the fifth business day after the applicable ten-day trading period; or

     by Bellwether if:

       - Bellwether fails to obtain the requisite financing to complete the merger and notifies Bargo of such termination within 21 days of Bellwether's receipt of Bargo's December 31, 2000 reserve report.

     The term "superior proposal" means an unsolicited bona fide proposal made by a third party relating to an acquisition proposal on terms that the applicable board of directors determines it cannot reject in favor of the merger, based on applicable fiduciary duties and the advice of its outside counsel.

TERMINATION FEES AND EXPENSES

     The merger agreement provides that, except as provided below, all expenses incurred by the parties will be borne by the party that has incurred such expenses. If the merger agreement is terminated for any reason, Bargo and Bellwether will share equally the expenses relating to this document and all regulatory filing fees.

     Payment of a Termination Fee by Bargo. Bargo will pay Bellwether a $7.5 million termination fee and up to $750,000 of expenses if the merger agreement is terminated:

     - by Bellwether because the Bargo board:

      (a) withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to Bellwether,

      (b) recommends any acquisition proposal to the Bargo shareholders, or

      (c) does not recommend that the Bargo shareholders do not tender or exchange their shares pursuant to a tender offer or exchange offer for 50% or more of the outstanding Bargo common stock;

     - by Bellwether or Bargo, if Bargo accepts a superior proposal; or

     - by Bellwether in the event of a material breach of the merger agreement by Bargo.

     If the merger agreement is terminated because Bargo has accepted a superior proposal, Bargo will be obligated to pay Bellwether the termination fee without any further requirements or pre-conditions to the payment obligation. If, however, the merger agreement is terminated in the manner set forth in either the first or third bullet points above, Bargo will only be obligated to pay Bellwether the termination fee if within 12 months after such termination:

     - Bargo consummates a transaction that would constitute an acquisition proposal,

     - Bargo enters into a definitive agreement providing for an acquisition proposal that has been approved by the Bargo board, or

     - any person or "group" acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the Bargo common stock and Bargo has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership.

     Bargo will not be obligated to pay Bellwether a termination fee under any circumstance if the Bellwether board withdraws, modifies or changes its recommendation of the merger agreement or the merger or if the Bellwether stockholders fail to approve the merger agreement and the merger.

     Payment of a Termination Fee by Bellwether. Bellwether will pay Bargo a $7.5 million termination fee and up to $750,000 of expenses if the merger agreement is terminated:

     - by Bargo because the Bellwether board:

      (a) withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to Bargo,

      (b) recommends any acquisition proposal to the Bellwether stockholders or

      (c) does not recommend that the Bellwether stockholders do not tender or exchange their shares pursuant to a tender offer or exchange offer for 50% or more of the outstanding Bellwether common stock;

     - by Bellwether or Bargo, if Bellwether accepts a superior proposal; or

     - by Bargo in the event of a material breach of the merger agreement by Bellwether.

     If the merger agreement is terminated because Bellwether has accepted a superior proposal, Bellwether will be obligated to pay Bargo the termination fee without any further requirements or pre-conditions to the payment obligation. If, however, the merger agreement is terminated in the manner set forth in either of the first or third bullet points above, Bellwether will only be obligated to pay Bargo the termination fee if within 12 months after such termination:

     - Bellwether consummates a transaction that would constitute an acquisition proposal,

     - Bellwether enters into a definitive agreement providing for an acquisition proposal that has been approved by the Bellwether board, or

     - any person or "group" acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the Bellwether common stock and Bellwether has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership.

     Bellwether will not be obligated to pay Bargo a termination fee under any circumstance if the Bargo board withdraws, modifies or changes its recommendation of the merger agreement or the merger or if the Bargo shareholders fail to approve the merger agreement and the merger.

     The merger agreement also provides for the payment by Bellwether to Bargo of $5.0 million if Bellwether terminates the merger agreement because it fails to obtain the requisite financing and Bargo's December 31, 2000 reserve report does not contain reserve quantities that are materially less than the reserves assumed in the merger agreement.

          MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

     The following general discussion summarizes the anticipated material U.S. federal income tax consequences of the merger to holders of Bargo common stock and Bargo preferred stock. This discussion addresses only those shareholders who hold their shares of Bargo common stock and Bargo preferred stock as a capital asset, and does not address all of the U.S. federal income tax consequences that may be relevant to particular Bargo shareholders in light of their individual circumstances, or to Bargo shareholders who are subject to special rules, such as:

     - financial institutions;

     - mutual funds;

     - tax-exempt organizations;

     - insurance companies;

     - dealers in securities or foreign currencies;

     - traders in securities who elect to apply a market-to-market method of accounting;

     - foreign holders;

     - persons who hold shares of Bargo common stock as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction; or

     - holders who acquired their shares of Bargo common stock upon the exercise of warrants or employee stock options or otherwise as compensation.

     The following general discussion also summarizes the anticipated material U.S. federal income tax consequences of the merger to Bellwether, Bargo, the other members of Bargo's consolidated group, and the Bellwether stockholders. This discussion does not, however, address the anticipated material U.S. federal income tax consequences of the merger to holders of options to purchase Bargo common stock.

     The following discussion is not binding on the Internal Revenue Service. It is based upon the Internal Revenue Code of 1986, as amended, and the regulations, rulings, and decisions thereunder in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws and U.S. federal laws other than U.S. federal income tax laws are not addressed. BARGO SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES.

     It is a condition to the closing of the merger that Bargo and Bellwether each receive an opinion from its respective tax counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. This opinion is based on customary assumptions and representations made by, among others, Bellwether and Bargo. An opinion of counsel represents counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service or any state taxing authority as to the tax consequences of the merger. THE FOLLOWING DISCUSSION ASSUMES THAT THE MERGER QUALIFIES AS A REORGANIZATION WITHIN THE MEANING OF SECTION 368(A) OF THE U.S. INTERNAL REVENUE CODE. IN ADDITION, THE FOLLOWING DISCUSSION ASSUMES THAT EACH MEMBER OF BARGO'S CONSOLIDATED GROUP (OTHER THAN BARGO) WILL BE A MEMBER OF BELLWETHER'S CONSOLIDATED GROUP IMMEDIATELY AFTER BARGO'S CONSOLIDATED GROUP CEASES TO EXIST, WITHIN THE MEANING OF SECTIONS 1.1502-13(J)(5) AND 1.1502-19(C)(3) OF THE U.S. TREASURY REGULATIONS.

     Holders of shares of Bargo common stock that receive shares of Bellwether common stock in the merger will not recognize gain or loss for U.S. federal income tax purposes, except with respect to cash they receive as part of the merger consideration. The gain will equal the amount of the cash received or the total merger consideration, minus the tax basis of Bargo common shares exchanged, whichever is less. Each shareholder's aggregate tax basis in the shares of Bellwether common stock received in the merger will be the same as such shareholder's aggregate tax basis in the shares of Bargo common stock surrendered in the merger, increased by any gain recognized, decreased by any cash received, and further decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the shares of Bellwether common stock received in the merger by a holder of shares of Bargo common stock will include the holding period of the shares of Bargo common stock that such shareholder surrendered in the merger. A holder of shares of Bargo common stock that receives cash in lieu of a fractional share of Bellwether common stock will recognize gain or loss equal to the difference between the amount of cash received and such shareholder's tax basis in the shares of Bargo common stock allocable to the fractional share. That gain or loss generally will constitute capital gain or loss. In addition, a holder of shares of Bargo common stock who exercises dissenters' rights and receives a cash payment with respect to those shares will recognize gain or loss equal to the difference between the amount of cash received and such shareholder's tax basis in those shares. That gain or loss also generally will constitute capital gain or loss. In the case of an individual shareholder, any of this capital gain generally will be subject to a maximum U.S. federal income tax rate of 20% if the individual has held his shares of Bargo common stock for more than 12 months on the date of the merger. The deductibility of capital losses is subject to limitations for both individuals and corporations.

     Holders of Bargo preferred stock who receive cash in the merger will recognize ordinary dividend income to the extent of any cash allocable to accrued but unpaid dividends on the preferred stock. Additionally, a holder of Bargo preferred stock will recognize gain (or loss) to the extent of the amount of cash received by such holder of Bargo preferred stock exceeds (or is less than) his basis in his preferred stock.

     No gain or loss will be recognized by Bellwether or Bargo in the merger. Bellwether's tax basis in the assets acquired from Bargo pursuant to the merger will be the same as Bargo's tax basis in those assets immediately prior to the merger. Bellwether's holding period for the assets acquired from Bargo pursuant to the merger will include Bargo's holding period for those assets. Pursuant to the merger, neither Bargo nor any other member of Bargo's consolidated group will recognize as income, gain, deduction or loss any "intercompany item" or "corresponding item," or any "excess loss account" in the stock of another member, as those terms are defined in Sections 1.1502-13(b) and 1.150219(a) of the U.S. Treasury Regulations. Instead, Bellwether will succeed to any "intercompany item," "corresponding item" or "excess loss account" of Bargo, the members of Bargo's consolidated group will become members of

Bellwether's consolidated group, and after the merger the members of Bellwether's consolidated group will recognize such items as income, gain deduction or loss as and when otherwise required by Sections 1.1502-13 and 1.1502-19 of the U.S. Treasury Regulations.

     Because shares of Bellwether common stock will remain unchanged in the merger, the merger will not cause Bellwether stockholders to recognize any gain or loss.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following information should be read together with the historical consolidated financial statements of Bellwether, incorporated by reference in this document and of Bargo, included elsewhere in this document.

                         BELLWETHER EXPLORATION COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        SIX MONTH
                                                                    TRANSITION PERIOD
                                        FISCAL YEARS ENDED                ENDED             YEAR ENDED         NINE MONTHS ENDED
                                             JUNE 30,                 DECEMBER 31,         DECEMBER 31,          SEPTEMBER 30,
                                  -------------------------------   -----------------   -------------------   -------------------
                                    1995       1996       1997            1997            1998       1999       1999       2000
                                  --------   --------   ---------   -----------------   --------   --------   --------   --------
                                                                                                                  (UNAUDITED)
Revenue and Expense Data:
  Gas revenues..................  $  4,864   $  9,856   $  24,202       $ 26,755        $ 46,461   $ 41,380   $ 16,487   $ 33,194
  Oil revenues-United States....     3,643      5,810      14,865         17,408          26,756     26,568     27,353     42,129
  Oil revenues-Ecuador..........        --         --          --             --              --         --         --      2,975
  Gas plant revenues, net.......     4,627      3,534       3,330            804           1,203      1,464        907      2,141
  Interest and other income.....        97        116         363            609           1,347      1,335      1,444        757
                                  --------   --------   ---------       --------        --------   --------   --------   --------
        Total revenues..........    13,231     19,316      42,760         45,576          75,767     70,747     46,191     81,196
                                  --------   --------   ---------       --------        --------   --------   --------   --------
  Production expenses...........     2,856      5,317      11,437         13,836          25,381     21,532     16,051     21,405
  General and administrative
    expenses....................     2,739      3,013       4,042          3,748           8,459      7,848      6,188      6,768
  Depreciation, depletion and
    amortization................     5,269      8,148      15,574         16,352          39,688     23,863     16,856     22,567
  Impairment expenses...........        --         --          --             --          73,899         --         --         --
  Interest expense..............     1,245      1,657       4,477          5,978          11,660     11,845      8,720     11,150
  Provision (benefit) for income
    taxes.......................         9         46       2,585          2,114          (6,069)    (3,154)      (465)   (12,470)
  Other expenses................       172        153          --             --              --         --         --         --
                                  --------   --------   ---------       --------        --------   --------   --------   --------
        Total expenses..........    12,290     18,334      38,115         42,028         153,018     61,934     47,350     49,420
                                  --------   --------   ---------       --------        --------   --------   --------   --------
  Net income (loss).............  $    941   $    982   $   4,645       $  3,548        $(77,251)  $  8,813   $ (1,159)  $ 31,776
                                  ========   ========   =========       ========        ========   ========   ========   ========
  Earnings (loss) per common
    share.......................  $   0.12   $   0.11   $    0.46       $   0.26        $  (5.50)  $    .64   $  (0.08)  $   2.29
  Earnings (loss) per common
    share-diluted...............  $   0.12   $   0.11   $    0.45       $   0.25        $  (5.50)  $    .63   $  (0.08)  $   2.24
Balance Sheet Data (end of
  period):
  Total assets..................  $ 74,650   $ 67,225   $ 222,648       $214,757        $131,196   $171,761   $148,683   $251,132
  Working capital...............  $ (1,246)  $  5,168   $  22,783       $ 13,964        $  6,077   $  3,770   $  5,255   $(21,115)
  Long-term debt, net of current
    maturities..................  $ 18,525   $ 13,048   $ 115,300       $100,000        $104,400   $130,000   $117,900   $140,400
  Stockholders' equity..........  $ 45,447   $ 46,597   $  87,924       $ 91,669        $ 14,489   $ 23,314   $ 13,329   $ 56,246
Other Financial Data:
  EBITDA........................  $  7,636   $ 10,833   $  27,281       $ 27,992        $ 41,947   $ 41,367   $ 23,952   $ 53,023
  Net cash provided by operating
    activities..................  $  5,283   $  7,485   $  29,283       $ 17,961        $ 33,701   $ 37,329   $ 19,033   $ 64,798
  Net cash provided by (used in)
    investing activities........  $(27,289)  $  3,542   $(152,122)      $(15,500)       $(40,535)  $(56,850)  $(30,308)  $(78,208)
  Net cash provided by (used in)
    financing activities........  $ 21,642   $(11,332)  $ 137,397       $(15,103)       $  4,145   $ 25,612   $ 13,499   $ 10,777
  Capital expenditures..........  $ 42,191   $  6,977   $ 155,766       $ 20,845        $ 40,868   $ 57,162   $ 33,453   $ 78,363
Operating Data:
  Sales Volumes:
    Oil (MBbls).................       216        334         854          1,054           2,298      2,080      1,531      1,775
    Gas (MMcf)..................     2,932      5,099      10,552         11,193          21,302     18,695     13,611     15,241
    MBOE........................       705      1,183       2,613          2,919           5,848      5,196      3,800      4,315
  Average Prices(1):
    Oil (per Bbl)...............  $  16.89   $  17.40   $   17.41       $  16.52        $  11.64   $  12.77   $  10.77   $  20.38
    Gas (per Mcf)...............  $   1.66   $   1.93   $    2.29       $   2.39        $   2.18   $   2.18   $   2.01   $   2.76
    Per BOE.....................  $  12.07   $  13.24   $   14.95       $  15.13        $  12.52   $  13.08   $  11.54   $  18.15

---------------

(1) Average sales prices include the effect of hedges.

                              BARGO ENERGY COMPANY

                      CONSOLIDATED STATEMENT OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  YEAR ENDED         NINE MONTHS ENDED
                                                                 DECEMBER 31,          SEPTEMBER 30,
                                                              ------------------    -------------------
                                                               1998       1999       1999        2000
                                                              -------    -------    -------    --------
                                                                                        (UNAUDITED)
Total revenues..............................................    3,679     19,134    $ 9,520      83,213
                                                              -------    -------    -------    --------
Costs and expenses:
  Lease operations and production taxes.....................    1,826      7,685      4,187      28,370
  General and administrative................................      783      3,659      2,377       6,415
  Depletion, depreciation and amortization..................    1,316      4,898      2,559      12,817
                                                              -------    -------    -------    --------
         Total expenses.....................................    3,925     16,242      9,123      47,602
                                                              -------    -------    -------    --------
Other (income) and expense:
  Interest expense..........................................    1,238      2,378      1,630      11,275
  Interest (income) and other...............................      (19)        (8)        (6)       (151)
                                                              -------    -------    -------    --------
         Total other income and expense.....................    1,219      2,370      1,624      11,124
                                                              -------    -------    -------    --------
Income (loss) before income taxes and extraordinary item....   (1,465)       522     (1,227)     24,487
Income tax benefit (expense)................................      287        141        417      (9,720)
                                                              -------    -------    -------    --------
Income (loss) before extraordinary item.....................   (1,178)       663       (810)     14,767
Extraordinary gain (loss) on conversion of debt.............    2,586         --         --      (1,051)
                                                              -------    -------    -------    --------
Net income (loss)...........................................    1,408        663       (810)     13,716
Redeemable preferred stock dividends, including accretion...       --     (3,473)    (1,934)     (4,358)
                                                              -------    -------    -------    --------
Net income (loss) available to common shareholders..........  $ 1,408    $(2,810)   $(2,744)   $  9,358
                                                              =======    =======    =======    ========
Net income (loss) per common share -- basic.................  $  0.14    $ (0.04)   $ (0.04)   $   0.11
Net income (loss) per common share -- diluted...............  $  0.14    $ (0.04)   $ (0.04)   $   0.09
Weighted average common shares outstanding -- basic.........    9,924     75,942     70,622      87,933
Weighted average common shares outstanding -- diluted.......    9,924     75,942     70,622     103,280

Balance Sheet Data (end of period):
  Total assets..............................................  $51,948    $84,539    $78,562    $212,860
  Working capital...........................................   (8,034)     5,516      2,210       4,441
  Long term debt, net of current maturities.................   30,907     20,780     19,605     118,750
  Stockholders' equity......................................    8,111      4,293      3,088      13,653

Other Financial Data:
  EBITDA....................................................  $ 1,070    $ 7,790    $ 2,956    $ 48,428
  Net cash provided by operating activities.................      350      2,361         82      32,144
  Net cash used in investing activities.....................   31,692     27,999     27,549     118,080
  Net cash provided by financing activities.................   32,290     26,772     27,373      85,736
  Capital expenditures, including acquisitions, net of
    dispositions............................................   31,857     27,999     27,549     118,080

                     UNAUDITED PRO FORMA CONDENSED COMBINED
                         FINANCIAL STATEMENTS OF NEWCO

     The unaudited pro forma condensed combined statements of operations of Newco for the year ended December 31, 1999 and the nine-months ended September 30, 2000 gives effect, using the purchase method of accounting, to the merger with Bargo as if it had occurred at the beginning of the period presented. The unaudited pro forma condensed combined statements of operations also gives effect to Bellwether's sale of oil and gas properties during the quarter ended December 31, 2000, Bargo's sale of its Coles Levee California properties and Bargo's Texaco and East Texas acquisitions, as if they had occurred on January 1, 1999.

     The unaudited pro forma condensed combined balance sheet of Newco gives effect, using the purchase method of accounting, to the merger as if it occurred on September 30, 2000. The unaudited pro forma condensed combined balance sheet also gives effect to Bellwether's sale of oil and gas properties during the quarter ended December 31, 2000 and Bargo's sale of its California Coles Levee oil and gas properties during January, 2001 as if they had occurred on September 30, 2000.

     The following unaudited pro forma financial data have been included as required by the rules of the SEC and are provided for comparative purposes only. The unaudited pro forma financial data are presented based upon the historical consolidated financial statements of Bellwether and Bargo and should be read in conjunction with such financial statements and the related notes thereto which are incorporated by reference and included herein, respectively.

     The unaudited pro forma financial data are based upon assumptions and include adjustments as explained in the notes to the unaudited pro forma condensed combined financial statements, and the actual recording of the transactions could differ. The unaudited pro forma financial data are not necessarily indicative of the financial results that would have occurred had the merger been effective on and as of the date indicated and should not be viewed as indicative of operations in the future.

         UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS OF NEWCO
                          YEAR ENDED DECEMBER 31, 1999
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        BELLWETHER                               BARGO                  MERGER PRO        NEWCO
                            -----------------------------------   -----------------------------------      FORMA        PRO FORMA
                            HISTORICAL   PRO FORMA     ADJUSTED   HISTORICAL   PRO FORMA     ADJUSTED   ADJUSTMENTS     COMBINED
                            ----------   ---------     --------   ----------   ---------     --------   -----------     ---------
Revenues:
  Oil and gas revenues....   $67,948     $(19,062)(a)  $48,886     $19,134      $78,839(c)   $97,973     $     --       $146,859
  Gas plant operations....     1,464           --        1,464          --           --           --           --          1,464
  Interest and other
    income................     1,335           --        1,335           8           --            8           --          1,343
                             -------     --------      -------     -------      -------      -------     --------       --------
                              70,747      (19,062)      51,685      19,142       78,839       97,981           --        149,666
                             -------     --------      -------     -------      -------      -------     --------       --------
Costs and expenses:
  Production expenses.....    21,532       (5,152)(a)   16,380       7,685       36,327(c)    44,012           --         60,392
  Depreciation, depletion
    and amortization......    23,863       (8,626)(a)   15,237       4,898       18,070(c)    22,968      (38,205)(d)
                                                                                                           43,105(e)      43,105
  General and
    administrative
    expenses..............     7,848           --        7,848       3,659        3,254(c)     6,913       (1,447)(g)     13,314
  Interest expense........    11,845           --       11,845       2,378       15,360(c)    17,738       11,745(h)
                                                                                                             (875)(x)
                                                                                                         --------       --------
                                                                                                              833(f)      41,286
  Amortization of
    goodwill..............        --           --           --          --           --           --        5,022(i)       5,022
                             -------     --------      -------     -------      -------      -------     --------       --------
                              65,088      (13,778)      51,310      18,620       73,011       91,631       20,178        163,119
                             -------     --------      -------     -------      -------      -------     --------       --------
  Income (loss) before
    income taxes..........     5,659       (5,284)         375         522        5,828        6,350      (20,178)       (13,453)
  Provision (benefit) for
    income taxes..........    (3,154)      (2,008)(b)   (5,162)       (141)       2,554(b)     2,413       (5,759)(b)     (8,508)
                             -------     --------      -------     -------      -------      -------     --------       --------
Net income (loss).........     8,813       (3,276)       5,537         663        3,274        3,937      (14,419)        (4,945)
Redeemable preferred stock
  dividends, including
  accretion...............        --           --           --      (3,473)          --       (3,473)       3,473(j)          --
                             -------     --------      -------     -------      -------      -------     --------       --------
Net income (loss)
  allocable to common
  shareholders............   $ 8,813     $ (3,276)     $ 5,537     $(2,810)     $ 3,274      $   464     $(10,946)      $ (4,945)
                             =======     ========      =======     =======      =======      =======     ========       ========
Net income (loss) per
  share...................   $  0.64                   $  0.40                                                          $  (0.21)
                             =======                   =======                                                          ========
Net income (loss) per
  share -- diluted........   $  0.63                   $  0.40                                                          $  (0.21)
                             =======                   =======                                                          ========
Weighted average common
  shares outstanding......    13,854                    13,854                                              9,164(k)      23,018
                             =======                   =======                                           ========       ========
Weighted average common
  shares outstanding
   -- diluted.............    13,896                    13,896                                              9,164(k)      23,060
                             =======                   =======                                           ========       ========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

         UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS OF NEWCO
                      NINE MONTHS ENDED SEPTEMBER 30, 2000
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          BELLWETHER                              BARGO                    MERGER         NEWCO
                              -----------------------------------   ----------------------------------    PRO FORMA     PRO FORMA
                              HISTORICAL   PRO FORMA     ADJUSTED   HISTORICAL   PRO FORMA    ADJUSTED   ADJUSTMENTS    COMBINED
                              ----------   ---------     --------   ----------   ---------    --------   -----------    ---------
Revenues:
  Oil and gas revenues......   $ 78,298    $(17,773)(a)  $ 60,525    $83,213      $18,760(c)  $101,973    $     --      $162,498
  Gas plant operations......      2,141          --         2,141         --           --           --          --         2,141
  Interest and other
    income..................        757          --           757        151           --          151          --           908
                               --------    --------      --------    -------      -------     --------    --------      --------
                                 81,196     (17,773)       63,423     83,364       18,760      102,124          --       165,547
                               --------    --------      --------    -------      -------     --------    --------      --------
Costs and expenses:
  Production expenses.......     21,405      (4,043)(a)    17,362     28,370        7,020(c)    35,390          --        52,752
  Depreciation, depletion
    and amortization........     22,567      (5,339)(a)    17,228     12,817        3,251(c)    16,068     (33,296)(d)
                                                                                                            29,728(e)     29,728
  General and administrative
    expenses................      6,768          --         6,768      6,415          766(c)     7,181        (648)(g)    13,301
  Interest expense..........     11,150          --        11,150     11,275        3,090(c)    14,365       8,809(h)
                                                                                                            (4,011)(x)
                                                                                                               625(f)     30,938
  Amortization of
    goodwill................         --          --            --         --           --           --       3,766(i)      3,766
                               --------    --------      --------    -------      -------     --------    --------      --------
                                 61,890      (9,382)       52,508     58,877       14,127       73,004       4,973       130,485
                               --------    --------      --------    -------      -------     --------    --------      --------
  Income (loss) before
    income taxes............     19,306      (8,391)       10,915     24,487        4,633       29,120      (4,973)       35,062
  Provision (benefit) for
    income taxes............    (12,470)     (3,188)(b)   (15,658)     9,720        1,345(b)    11,065        (459)(b)    (5,052)
                               --------    --------      --------    -------      -------     --------    --------      --------
Net income (loss) before
  extraordinary item........     31,776      (5,203)       26,573     14,767        3,288       18,055      (4,514)       40,114
Extraordinary loss on
  extinguishment of debt....         --          --            --     (1,051)          --       (1,051)      1,051(x)         --
                               --------    --------      --------    -------      -------     --------    --------      --------
Net income (loss)...........     31,776      (5,203)       26,573     13,716        3,288       17,004      (3,463)       40,114
Redeemable preferred stock
  dividends, including
  accretion.................         --          --            --     (4,358)          --       (4,358)      4,358(j)         --
                               --------    --------      --------    -------      -------     --------    --------      --------
Net income (loss) allocable
  to common shareholders....   $ 31,776    $ (5,203)     $ 26,573    $ 9,358      $ 3,288     $ 12,646    $    895      $ 40,114
                               ========    ========      ========    =======      =======     ========    ========      ========
Net income (loss) per
  share.....................   $   2.29                  $   1.91                                                       $   1.74
                               ========                  ========                                                       ========
Net income (loss) per
  share -- diluted..........   $   2.24                  $   1.88                                                       $   1.72
                               ========                  ========                                                       ========
Weighted average common
  shares outstanding........     13,888                    13,888                                            9,164(k)     23,052
                               ========                  ========                                         ========      ========
Weighted average common
  shares outstanding --
  diluted...................     14,156                    14,156                                            9,164(k)     23,320
                               ========                  ========                                         ========      ========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

              UNAUDITED PRO FORMA COMBINED BALANCE SHEET OF NEWCO
                               SEPTEMBER 30, 2000
                             (AMOUNTS IN THOUSANDS)

                                                      BELLWETHER                               BARGO                  MERGER PRO
                                         ------------------------------------   -----------------------------------      FORMA
                                         HISTORICAL   PRO FORMA     ADJUSTED    HISTORICAL   PRO FORMA     ADJUSTED   ADJUSTMENTS
                                         ----------   ---------     ---------   ----------   ---------     --------   -----------
Current assets:
  Cash and cash equivalents............  $   3,468    $  2,600(a)   $   6,068    $  2,175    $     --      $  2,175    $      --
  Accounts receivable and accrued
    revenues...........................     26,409          --         26,409      23,385          --        23,385           --
  Prepaid expenses and other...........      1,641          --          1,641          --          --            --           --
                                         ---------    --------      ---------    --------    --------      --------    ---------
        Total current assets...........     31,518       2,600         34,118      25,560          --        25,560           --
                                         ---------    --------      ---------    --------    --------      --------    ---------
Property and equipment, at cost:
  Oil and gas properties (full cost)...    424,151          --        424,151     193,679     (39,450)(c)   154,229     (154,229)(l)
                                                                                                                         219,000 (m)
  Gas Plant Facilities.................     18,011          --         18,011          --          --            --           --
                                         ---------    --------      ---------    --------    --------      --------    ---------
                                           442,162          --        442,162     193,679     (39,450)      154,229       64,771
  Accumulated depreciation, depletion
    and amortization -- oil and gas....   (244,811)    (41,698)(a)   (286,509)    (18,368)         --       (18,368)      18,368 (l)
  Accumulated depreciation, depletion
    and amortization -- gas plant......     (7,056)         --         (7,056)         --          --            --           --
                                         ---------    --------      ---------    --------    --------      --------    ---------
  Net property, plant and equipment....    190,295     (41,698)       148,597     175,311     (39,450)      135,861       83,139
  Leasehold, furniture and equipment...      2,903          --          2,903         832          --           832         (832)(l)
  Accumulated depreciation.............       (299)         --           (299)       (147)         --          (147)         147 (l)
                                         ---------    --------      ---------    --------    --------      --------    ---------
                                             2,604          --          2,604         685          --           685         (685)
                                         ---------    --------      ---------    --------    --------      --------    ---------
Investments in outside companies.......      4,554          --          4,554          --          --            --           --
Goodwill, net of accumulated
  amortization.........................         --          --             --       1,642          --         1,642       (1,642)(n)
                                                                                                                         100,434 (o)
Loan costs, net of accumulated
  amortization.........................        798          --            798       8,871          --         8,871       (9,669)(p)
                                                                                                                           2,500 (q)
Notes receivable.......................        721          --            721          --          --            --           --
Deferred income taxes..................     15,610          --         15,610          --          --            --      (15,610)(r)
Other assets...........................      5,032          --          5,032         791          --           791           --
                                         ---------    --------      ---------    --------    --------      --------    ---------
                                         $ 251,132    $(39,098)     $ 212,034    $212,860    $(39,450)     $173,410    $ 158,467
                                         =========    ========      =========    ========    ========      ========    =========

                                           NEWCO
                                         PRO FORMA
                                         COMBINED
                                         ---------
Current assets:
  Cash and cash equivalents............  $   8,243
  Accounts receivable and accrued
    revenues...........................     49,794
  Prepaid expenses and other...........      1,641
                                         ---------
        Total current assets...........     59,678
                                         ---------
Property and equipment, at cost:
  Oil and gas properties (full cost)...    424,151
                                           219,000
  Gas Plant Facilities.................     18,011
                                         ---------
                                           661,162
  Accumulated depreciation, depletion
    and amortization -- oil and gas....   (286,509)
  Accumulated depreciation, depletion
    and amortization -- gas plant......     (7,056)
                                         ---------
  Net property, plant and equipment....    367,597
  Leasehold, furniture and equipment...      2,903
  Accumulated depreciation.............       (299)
                                         ---------
                                             2,604
                                         ---------
Investments in outside companies.......      4,554
Goodwill, net of accumulated
  amortization.........................         --
                                           100,434
Loan costs, net of accumulated
  amortization.........................         --
                                             2,500
Notes receivable.......................        721
Deferred income taxes..................         --
Other assets...........................      5,823
                                         ---------
                                         $ 543,911
                                         =========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

              UNAUDITED PRO FORMA COMBINED BALANCE SHEET OF NEWCO
                               SEPTEMBER 30, 2000
                             (AMOUNTS IN THOUSANDS)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                        BELLWETHER                               BARGO                  MERGER PRO        NEWCO
                            -----------------------------------   -----------------------------------      FORMA        PRO FORMA
                            HISTORICAL   PRO FORMA     ADJUSTED   HISTORICAL   PRO FORMA     ADJUSTED   ADJUSTMENTS     COMBINED
                            ----------   ---------     --------   ----------   ---------     --------   -----------     ---------
Current liabilities:
  Accounts payable and
    accrued liabilities...   $ 52,633    $(21,648)(a)  $ 30,985    $ 13,537    $     --      $ 13,537    $ 11,000(s)    $ 55,522
  Accrued income taxes
    payable...............         --          --            --       7,582          --         7,582        (303)(t)      7,279
                             --------    --------      --------    --------    --------      --------    --------       --------
        Total current
          liabilities.....     52,633     (21,648)       30,985      21,119          --        21,119      10,697         62,801
                             --------    --------      --------    --------    --------      --------    --------       --------
Long-term debt............    140,400     (17,450)(a)   122,950     118,750     (39,450)(c)    79,300     117,449(u)     319,699
Deferred income tax
  liability...............         --          --            --       3,317          --         3,317      36,100(v)
                                                                                                          (15,610)(r)     23,807
Other liabilities.........      1,853          --         1,853          --          --            --          --          1,853
Redeemable preferred
  stock...................         --          --            --      56,021          --        56,021     (56,021)(y)         --
Stockholders' equity:
  Common stock............        142          --           142         921          --           921        (921)(w)
                                                                                                               92(k)         234
  Additional paid-in
    capital...............     81,611          --        81,611       6,878          --         6,878      (6,878)(w)
                                                                                                           79,908(k)     161,519
  Retained earnings
    (deficit).............    (23,602)         --       (23,602)      7,894          --         7,894      (7,894)(w)
                                                                                                             (495)(t)    (24,097)
  Treasury stock..........     (1,905)         --        (1,905)     (2,040)         --        (2,040)      2,040(w)      (1,905)
                             --------    --------      --------    --------    --------      --------    --------       --------
                               56,246          --        56,246      13,653          --        13,653      65,852        135,751
                             --------    --------      --------    --------    --------      --------    --------       --------
                             $251,132    $(39,098)     $212,034    $212,860    $(39,450)     $173,410    $158,467       $543,911
                             ========    ========      ========    ========    ========      ========    ========       ========

   See accompanying notes to unaudited pro forma condensed combined financial statements.

                          NOTES TO UNAUDITED PRO FORMA
                CONDENSED COMBINED FINANCIAL STATEMENTS OF NEWCO

(a) To record Bellwether's oil and gas property sales during the quarter ended December 31, 2000 as if the sales had occurred at the beginning of the periods presented.

(b) To adjust income taxes for pro forma adjustments of the periods presented utilizing the applicable statutory tax rate.

(c) To record the following Bargo acquisitions and divestiture of oil and gas properties as if they had occurred at the beginning of the periods presented: a) California Coles Levee divestiture (closed January 2001),
       b) Texaco acquisition (closed March 2000) and c) East Texas acquisition (closed September 1999).

(d) To record the reversal of Bargo's and Bellwether's historical depreciation, depletion and amortization expense.

(e) To record pro forma depreciation, depletion and amortization on the combined estimated fair value of the depreciable and depletable assets of Bellwether and Bargo for the periods presented.

(f) To record the amortization of Bellwether's debt issue costs incurred in connection with the merger for the periods presented. The debt issuance costs will be amortized over a period of three years.

(g) To record the estimated additional fees Newco will be charged in connection with its accounting and information technology service agreement with a subsidiary of Torch Energy Advisors Incorporated and to remove the fees Bargo had paid for those same services.

(h) To record interest expense for debt incurred in connection with the Bargo acquisition for the periods presented.

(i) To record goodwill associated with the acquisition of Bargo pursuant to the purchase method of accounting.

(j)    To record the reversal of Bargo's preferred dividends.

(k) To reflect the issuance of Newco's common stock pursuant to the merger agreement using a stock price of $8.73 per share.

(l) To reverse historical Bargo property and equipment balances and the related accumulated depreciation, depletion and amortization pursuant to the purchase method of accounting.

(m) To record the estimated pro forma allocation of the purchase price of the acquisition of Bargo, including estimated merger costs, to properties and equipment in accordance with the purchase method of accounting. The following is a calculation and allocation of the purchase price to the assets acquired and liabilities assumed based on their relative fair value.

 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF NEWCO

CALCULATION OF PURCHASE PRICE:

Estimated number of shares of common stock to be issued.....      9,164
Average of Bellwether common stock 20 days prior to
  closing...................................................   $   8.73
                                                               --------
Fair value of estimated common stock to be issued...........   $ 80,000
Add:
  Cash......................................................     60,000
  Redemption of Bargo's preferred issue.....................     57,449
  Bargo debt assumed by Bellwether..........................     79,300
  Deferred income tax liability incurred in connection with
     merger.................................................     39,417
                                                               --------
                                                                316,166
  Estimated merger costs, excluding Bellwether's debt
     issuance costs.........................................      8,500
                                                               --------
                                                               $324,666
  Bellwether's debt issuance costs..........................      2,500
                                                               --------
Purchase price..............................................   $327,166
                                                               ========

ALLOCATION OF PURCHASE PRICE (IN THOUSANDS):

Current assets..............................................   $ 25,560
  Other assets..............................................        791
  Properties and equipment..................................    219,000
  Goodwill..................................................    100,434
  Current liabilities.......................................    (21,119)
                                                               --------
                                                               $324,666
                                                               ========

     For financial accounting purposes, Bellwether allocated the purchase price of $324.7 million as follows: $219.0 million to properties and equipment and $100.4 million to goodwill. The allocation to property and equipment was made based on the present value, discounted at 20%, of future net revenues attributable to estimated net proved reserves, using prices for oil of $25 and $21 in 2001 and 2002, held constant thereafter at $19.00, and for gas of $5.50 and $4.00 in 2001 and 2002, held constant at $3.00 thereafter. Costs were escalated at 3% per annum. The balance of $100.4 million allocated to goodwill reflects the value of the anticipated benefits to Newco of the merger. These benefits are described under "The Merger -- Reasons for the Merger -- Bellwether."

     The purchase price allocation is subject to changes in:

     - the number of actual shares issued;

     - the fair value of Bargo's working capital and other assets and liabilities on the effective date; and

     - the actual merger costs incurred.

     These items will not be known until the effective date of the merger.

 NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF NEWCO

(n) To reverse goodwill associated with Bargo's previous acquisitions, pursuant to the purchase method of accounting.

(o) To record goodwill associated with the acquisition of Bargo pursuant to the purchase method of accounting. Goodwill will be amortized over a period of 20 years.

(p) To record the reversal of the capitalized debt issuance costs related to Bellwether's and Bargo's historical long-term debt.

(q)    To record Newco's debt issuance costs associated with the merger.

(r) To net Bellwether's historical deferred income tax asset against Newco's deferred income tax liability.

(s) To record the liabilities associated with estimated merger related costs, consisting primarily of investment banker fees and financing costs.

(t) To record the retained earnings and income tax effect of the write-off of Bellwether's historical deferred loan costs.

(u) To record additional monies borrowed by Newco in connection with the merger.

(v) To record the incremental deferred income tax liability resulting from the basis allocated to the Bargo oil and gas properties in connection with the merger. The adjustment amount is calculated as follows:

       Allocated book basis of Bargo's oil and gas properties......   $ 219,000
       Tax basis of Bargo's oil and gas properties.................    (124,000)
                                                                      ---------
                                                                      $  95,000
       Statutory tax rate..........................................          38%
                                                                      ---------
       Deferred income tax liability...............................   $  36,100
                                                                      =========

(w) To record the reversal of Bargo's owners' equity in accordance with the purchase method of accounting.

(x) To record the reversal of Bellwether's and Bargo's historical credit facility amortization.

(y)    To record the redemption of Bargo's redeemable preferred stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
               AND RESULTS OF OPERATIONS OF BARGO ENERGY COMPANY

     The following discussion should be read in connection with the consolidated financial statements of Bargo, and the notes to those statements and other financial information appearing elsewhere in this proxy statement/information statement/prospectus.

GENERAL

     Bargo is a domestic independent oil and gas developer and producer. Bargo's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas and Bargo's ability to find, develop and acquire additional oil and gas reserves that are economically recoverable. Bargo's ability to maintain or increase its borrowing capacity and to obtain additional capital on attractive terms is also influenced by oil and gas prices.

     Bargo's operations have been significantly impacted by acquisitions and dispositions of oil and gas properties. In March 2000, Bargo acquired properties from subsidiaries of Texaco for a gross purchase price of $161.1 million, before closing adjustments. The purchase price continues to be subject to reduction if joint working interest owners exercise preferential rights to purchase certain properties or for title or other environmental defects identified before closing and an adjustment for operating cash flow from the effective date through the closing date. The effective date of the purchase was January 1, 2000. Through December 31, 2000, Bargo sold non-core assets with aggregate estimated net proved reserves at December 31, 1999 of 13.5 MBOE in 15 transactions for total net proceeds, including interim cash flow, of approximately $59.0 million or $4.37 per BOE.

     Bargo uses the full cost method of accounting for its investment in oil and gas properties. Under the full cost method of accounting, all costs of acquisition, exploration and development of oil and gas reserves are capitalized into a "full cost pool." Oil and gas properties in the pool, plus estimated future expenditures to develop proved reserves and future abandonment, site remediation and dismantlement costs, are depleted and charged to operations using the unit of production method based on the portion of current production to total estimated proved recoverable oil and gas reserves. To the extent that such capitalized cost (net of depreciation, depletion and amortization) exceed the discounted future net cash flows on an after-tax basis of estimated proved oil and gas reserves, such excess costs are charged to operations. Once incurred, the write down of oil and gas properties is not reversible at a later date even if oil or natural gas prices increase.

RESULTS OF OPERATIONS

     The following table reflects Bargo's oil and gas production and average oil and gas prices for the periods presented.

                                              DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
                                                  2000             1999             1998
                                              ------------     ------------     ------------
Production Data:
  Oil (MMBbls)..............................      3,341              627              126
  Natural gas (Bcf).........................      7,523            3,762            1,109
  Total (MMBOE).............................      4,595            1,254              311
Average sales price per unit:
  Oil (Bbl).................................     $29.79           $20.10           $ 8.46
  Natural gas (Mcf).........................     $ 4.21           $ 2.25           $ 2.34

     Average sales prices do not include the effects of hedging. Bargo sells gas on a contract basis to one of several purchasers in each of the areas in which it has productive gas wells. Bargo sells oil at posted field prices to one of several purchasers in each of the areas in which it has productive oil wells.

  Comparison of Nine Months ended September 30, 2000 and 1999

     Revenues. Total revenues for the nine months ended September 30, 2000 increased to $83.2 million from $9.5 million for the same period in 1999, primarily due to an increase in production from Bargo's oil and gas property acquisitions. This represents a 776% increase over 1999. Production for the nine months ended September 30, 2000 increased by 2.5 MBOE, or 335%, to 3.2 MBOE versus the same period in 1999. This increased production is due to the Texaco acquisition completed in March 2000. The increase in revenues was also attributable to an increase in commodity prices.

     Expenses. Production costs increased from $4.2 million in the nine months ended September 30, 1999 to $28.4 million in the nine months ended September 30, 2000 due to the acquisition of properties from Texaco. The increase in general and administrative expenses to $6.4 million in the first nine months of 2000 from $2.4 million for the same period in 1999 was partially due to increased overhead associated with the Texaco acquisition as well as non-recurring accounting system implementation charges of $1.15 million. Depreciation, depletion and amortization for the nine months ended September 30, 2000 was $12.8 million. For the same period in 1999, the total was $2.6 million. This increase is primarily a result of increased production volumes resulting from the Texaco acquisition. Total interest expense for the nine months ended September 30, 2000 was $11.3 million (of which $3.6 million was non-cash amortization of debt issue costs), compared to $1.6 million for the same period in 1999. This increase is due to higher levels of indebtedness in 2000 associated with the Texaco acquisition.

     Net income. Bargo had net income of $13.7 million for the nine months ended September 30, 2000 compared to a net loss of $810,000 for the same period in 1999. Income before income taxes and extraordinary items increased by $25.7 million to $24.5 million for the nine months ended September 30, 2000 compared to a net loss of $1.2 million for the comparable period in 1999. After taking into account accrued but unpaid dividends of $4.4 million for the nine months ended September 30, 2000 versus $1.9 million for the same period in 1999, income available to common shareholders increased from a loss of $2.7 million to income of $9.4 million. The increase in the preferred stock dividends was because the preferred stock was outstanding for the entire nine month period in 2000 versus only four and one half months in 1999. In addition, the dividends on the preferred stock cumulated resulting in dividends on dividends in the later period.

  Comparison of Years Ended December 31, 1999 and 1998

     Revenues. Total revenues in 1999 increased 416% to $19.1 million from $3.7 million in 1998, primarily due to increased production as a result of Bargo's acquisition of producing properties during 1998. Production for the year ended December 31, 1999 was 1,254 MBOE, a 300% increase over production of 311 MMBOE for the year ended December 31, 1998 due to the numerous acquisitions Bargo made in 1998 and 1999. Higher commodity prices in 1999 also contributed to the increases in total reserves.

     Expenses. Production costs increased to $7.7 million for 1999 from $1.8 million in 1998 as a result of these acquisitions. General and administrative expenses increased to $3.7 million from $783,000 in 1998 due to increased overhead associated with Bargo's acquisition activities. Depreciation, depletion and amortization for the year ended December 31, 1999 was $4.9 million compared to $1.3 million for the year ended December 31, 1998. Interest expense was $2.4 million in 1999 compared to $1.2 million in 1998 as a result of the financing of Bargo's acquisitions.

     Net income. Bargo's net income in 1999 decreased $745,000 to $663,000 compared to net income of $1.4 million in 1998. In 1999, Bargo's net income before extraordinary items was $663,000, an increase of $1.8 million compared to the net loss (before extraordinary items) of $1.2 million in 1998. This increase is attributable to increased production from the Raccoon Bend and East Texas acquisitions. After taking into account accrued but unpaid dividends of $3.4 million for the year ended December 31, 1999 versus $0 for 1998, income available to common shareholders decreased from income of $1.4 million in 1998 to a loss of $3.5 million in 1999. This decrease was due to the dividends resulting from the issuance of the preferred stock, the proceeds of which were used to finance Bargo's acquisition activity.

LIQUIDITY AND CAPITAL RESOURCES

     Bargo's primary sources of capital are its cash flows from operations, borrowings and issuance of debt and equity securities.

     Operating activities of Bargo during the nine months ended September 30, 2000 provided net cash of $32.1 million. In the same period during 1999, operations provided net cash of $82,000. The increase is due to Bargo's acquisition activity along with higher commodity prices during 2000. Investing activities in the nine months ended September 30, 2000, used net cash of $118.1 million, due to the acquisition of oil and gas properties. Financing activities in the nine months ended September 30, 2000 provided net cash of $85.7 million primarily due to proceeds from the issuance of debt related to Bargo's acquisition activity.

     Bargo's operating activities during 1999 provided net cash of $2.4 million. Bargo acquired oil and gas properties totaling $27.9 million in 1999, consisting of the East Texas and Raccoon Bend acquisitions. Investing activities in 1999 used net cash of $28.0 million, primarily due to the acquisitions referred to above. Financing activities in 1999 provided net cash of $26.8 million primarily due to the $50.0 million in gross proceeds from the issuance of redeemable preferred stock in May 1999, which was reduced by the repayment of debt.

     Operating activities of Bargo during 1998 provided net cash of $350,000. Bargo acquired oil and gas properties totaling $29.9 million in 1998 with the majority of these acquisitions occurring in the fourth quarter of the year. Investing activities in 1998 used net cash of $31.7 million, primarily due to the acquisition of these oil and gas properties. Financing activities in 1998 provided net cash of $32.3 million primarily due to proceeds from the issuance of debt.

     At September 30, 2000, Bargo had working capital of $4.4 million, which was a $1.1 million decrease from the $5.5 million of working capital that Bargo had as of December 31, 1999. The decrease in working capital as of September 30, 2000 is primarily due to an increase in accrued oil and gas receivables which are offset by increased payables, including accrued income taxes payable of $7.6 million.

     Bargo has a revolving credit facility with Chase Bank of Texas and several other energy lending banks. Chase serves as the administrative agent. Borrowings under the credit facility are secured by mortgages covering substantially all of Bargo's producing oil and gas properties. The credit agreement provides a revolving commitment amount of $200.0 million, with a current borrowing base of $130.0 million, subject to a reduction to $120.0 million in connection with Bargo's sale of the non-core properties anticipated to be sold in February 2001.

     Bargo has a choice of two different interest rates under the credit facility; the Base Rate or the LIBO Rate (which is the higher of the lender's "Prime Rate" or the Federal Funds Rate plus .5%) plus an applicable margin of 1.0% or interest under the LIBO Rate at the LIBO rate (reserve adjusted) plus 2.5%. Bargo may convert any portion of the outstanding debt from one interest rate type to another in increments of $1.0 million with a minimum transfer amount of $1.0 million. The applicable margin for borrowings under Bargo's revolving credit facility will be computed based on borrowing base utilization ranging from 0%-.75% for Base Rate loans and 1.5%-2.25% for LIBO Rate loans.

     As of January 29, 2001, there was $40.0 million outstanding under the credit facility.

     Bargo issued 5.0 million shares of its Cumulative Redeemable Preferred Stock, Series B in a May 1999 private placement. In connection with this transaction, Bargo issued an aggregate of 43,815,810 shares of its common stock to the investors in the private placement, equal to 40% of Bargo's then outstanding common stock (on a fully diluted basis). Bargo has the right, however, to repurchase 2,738,488 shares of the common stock issued to the investors if Bargo redeems all of the outstanding shares of the preferred stock prior to May 14, 2001.

     The preferred stock accrues dividends equal to 10% per annum and are payable quarterly. The dividend rate is subject to increase (but in no event to more than 16%) or decrease (but in no event to less than 10%) based upon Bargo's ratio of assets to liabilities, which is calculated on January 1 and July 1 of each year or at such other time as requested by the investors. Bargo may redeem the preferred stock at any time and must redeem it upon the occurrence of certain events, including upon the fifth anniversary of the issue date or upon a change of control. A change of control is deemed to occur upon any (1) merger or reorganization, (2) purchase or sale of more than 50% of Bargo's voting securities, (3) the sale of substantially all of the assets of Bargo or (4) at any time Tim Goff ceases to serve as Bargo's Chief Executive Officer. Bargo is prohibited from taking certain actions, including authorizing, creating or issuing any shares of capital stock, amending its articles of incorporation and authorizing a merger or change of control, without the consent of the holders of a majority of the outstanding shares of preferred stock.

     Bargo currently intends to either redeem the preferred stock prior to May 14, 2001 at an approximate cash cost of $60.9 million or, if the merger occurs prior to that date, such shares will be redeemed in connection with the merger. If Bargo redeems the preferred stock prior to the closing of the merger, it intends to finance that redemption by drawing down on its credit facility. Any such drawdown will require consent of the lenders under the credit facility and there can be no assurance that the consent can be obtained.

INFLATION

     Bargo's activities have not been, and in the near term are not expected to be, materially affected by inflation. Bargo's oil exploration and production activities are generally affected by prevailing prices for oil, however.

MARKET RISK DISCLOSURE;  HEDGING

     Bargo implements oil and gas hedges as it deems appropriate to ensure minimum levels of cash flow or as market conditions are believed to create an opportunity to increase cash flows. In 1999, approximately 50% (or 150,000 MMBTU per month) of current natural gas production was hedged through calendar year 1999. For Bargo's South Coles Levee production a hedge was in place for 65,000 MMBTU at prices ensuring a floor of $2.00 per MMBTU and a ceiling of $2.45 per MMBTU based on Southern California border prices. For Bargo's Gulf Coast properties a hedge was in place for 85,000 MMBTU at prices ensuring a floor of $2.00 per MMBTU and a ceiling of $2.04 per MMBTU based on Houston Ship Channel pricing.

     At December 31, 1999 collars were in place for portions of Bargo's oil production for October 1 through September 2000 at floors of $18.00 and ceilings of $20.75 and $23.08 per Bbl. Contracted volumes totalled 50,200 Bbls per month declining each month to 42,000 Bbls. Beginning in October 2000 through September 2001 Bargo arranged to have two swaps in place at $17.55 and $18.05 per Bbl. Contracted volumes totalled 41,350 Bbls per month declining to 34,300 Bbls per month representing approximately 50% of Bargo's projected oil production. In December 2000, Bargo unwound the swaps in place for 2001 for $3.2 million.

     In addition to the hedges in place at December 31, 1999, Bargo entered into derivative contracts in the first quarter of 2000 in relation to the Texaco acquisition. Bargo was required to place a floor on a portion of its production under the terms of its new credit agreement. The instruments cover approximately 75% (or approximately 190,000 Bbls per month) of estimated oil production related to the Texaco acquisition through calendar year 2001. Beginning in April 2000 through December 2000, Bargo had one contract in place at a floor of $22 per Bbl. From January 2001 through December 2001, Bargo had one contract in place at a floor of $21 per Bbl.

     In connection with Bargo's sale of the Coles Levee California properties in December 2000, Bargo entered into oil and natural gas hedges. These hedges were assigned to the buyer upon sale of the properties on January 12, 2001.

     Revenue was decreased under the above hedging agreements by approximately $3.1 million for the nine months ended September 30, 2000.

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1998 the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS 137 and SFAS 138). This standard is effective for fiscal years beginning after June 15, 2000 (January 1, 2001 for Bargo). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Upon adoption on January 1, 2001, the cumulative effect of the adoption of this accounting pronouncement results in a non-cash charge to net income of $2.4 million and a non-cash charge to other comprehensive income of $2.2 million. The charge to other comprehensive income relates to certain oil and natural gas hedges for the Coles Levee field which were entered into during the fourth quarter in anticipation of the sale of the field and have been designated as cash flow hedges. On January 12, 2001 the Coles Levee field was sold with these oil and natural gas derivatives assigned to the buyer.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101) which provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The provisions of this pronouncement were to be adopted, if applicable, by Bargo in the three-month period ended June 30, 2000. There was no effect of this pronouncement on Bargo's financial position or results of operations.

     In March 2000, the FASB issued FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25. This Interpretation clarifies the application of APB Opinion 25 for certain issues and generally was effective July 1, 2000. This Interpretation had no effect on the financial position or results of operation of Bargo.

     In September 2000, the FASB issued SFAS No. 140, Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities. This pronouncement replaces SFAS 125. As it relates to Bargo, the Statement provides that a liability be de-recognized if and only if either (a) the debtor pays the creditor and is relieved of its obligation for the liability, or (b) the debtor is legally released form being the primary obligor under the liability either judicially or by the creditor. Therefore a liability is not considered extinguished by an in-substance defeasance. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. Bargo believes that the statement will not have a material effect on its financial position or results of operations.

                            INFORMATION ABOUT BARGO

OVERVIEW

     Bargo Energy Company is engaged in the acquisition and exploitation of oil and natural gas properties located onshore primarily in Texas and Louisiana. Bargo's principal business strategies include (i) maximizing the value of its existing high-quality, long-life reserves through efficient operating and marketing practices, (ii) conducting detailed field studies using the latest technology to identify additional reserves and exploration potential, and (iii) seeking acquisitions of producing properties, with exploration and development potential in areas where Bargo has operating experience and expertise.

     During 1998, through a change in management and the establishment of a credit facility, Bargo implemented an aggressive acquisition program, seeking to acquire producing properties with exploitation and development potential. Bargo has complemented these efforts with strategic divestitures.

     In August 1998, Bargo (formerly named Future Petroleum Corporation) acquired BER Partnership L.P.'s interest in the South Coles Levee unit in Kern County, California, for cash and stock, and refinanced outstanding indebtedness. In connection with that transaction, Bargo's board of directors was expanded to include nominees appointed by BER and BER's nominee, Mr. Tim J. Goff was appointed Chairman of the Board.

     In December 1998, Bargo acquired substantially all of the assets of BER, including BER's experienced staff of professional geologists, engineers, landmen, accountants and other employees and refinanced outstanding indebtedness. The company, originally incorporated in Utah in 1959, changed its name to Bargo Energy Company and changed its jurisdiction of incorporation to Texas in April 1999.

     In May 1999, Bargo issued shares of its common stock and preferred stock in a private placement for $50 million. Proceeds from the transaction were used to acquire the Raccoon Bend properties from Exxon. In August 1999, Bargo acquired 40 leases, a waterflood unit, over 60 royalty properties and an oil transportation contract in East Texas from Atlantic Richfield Company using available borrowings under its credit facility.

     In March 2000, Bargo completed the acquisition of properties in the Permian Basin, East Texas, Oklahoma and Kansas from Texaco. In connection with the transaction, Bargo closed a $245 senior secured credit facility ($200.0 million in a revolving facility and a $45.0 million term facility that has since been repaid) to finance the acquisition and refinance outstanding indebtedness. In July 2000, Bargo acquired additional interests in the South Coles Levee unit and an interest in the North Coles Levee unit in California. On January 12, 2001, effective December 1, 2000, Bargo sold all of its interest in the Coles Levee unit in California.

     Since May 2000, Bargo has sold various non-strategic assets in the Permian Basin, Midcontinent Region, East Texas and Kansas, the proceeds of which have been used to pay bank indebtedness.

OIL AND GAS PROPERTIES

     Bargo's properties are located primarily in east Texas, the onshore Gulf Coast region, the Permian Basin and the Midcontinent region of the Texas panhandle. As of December 31, 2000, Bargo owned interests in a total of 3,900 gross (1,303 net) producing wells, of which 1,340 wells are operated by Bargo (excluding 93 Bargo-operated wells attributable to the California Coles Levee properties that Bargo sold on January 12, 2001, effective December 1, 2000).

     At December 31, 1999, Bargo owned estimated net proved reserves of 29.0 MMBOE. As of July 1, 2000, Bargo's pro forma estimated net proved reserves were
58.1 MMBOE. This represents a 100% increase in estimated net proved reserves over December 31, 1999. This increase is attributable to Bargo's active acquisition program and a material increase in commodity prices from year-end 1999 to 2000. At July 1, 2000, 74% of Bargo's reserves were proved developed producing reserves.

     On January 12, 2001, effective December 1, 2000, Bargo sold all of its interests in the North and South Coles Levee fields in California, for $39.45 million in cash. On July 31, 2000, effective March 1, 2000, Bargo purchased the remaining 37.0% working interest in the South Coles Levee unit and a 100% working interest in the North Coles Levee unit, along with 8,634 undeveloped acres, from Aera Energy LLC for $10.7 million. Bargo obtained its interest in the South Coles Levee unit initially through the acquisition of a 37.0% working interest from BER Partnership L.P. in August 1998 followed by the acquisition of a 25.0% working interest from Chevron in December 1998. As a result of the acquisition from Aera, Bargo acquired a 100% working (76.5% net revenue) interest in North and South Coles Levee units and succeeded Aera as operator of both fields.

EAST TEXAS REGION

     East Texas Field, Sand Flat/Hitts Lake Field. Bargo's interest in the East Texas region is comprised of working interests in the East Texas field, South Kilgore unit and Sand Flat/Hitts Lake field, located in Gregg and Rusk counties. Bargo owns 36,107 gross (32,000 net) acres and has an average 90.0% working (70.0% net revenue) interest in 932 producing wells in the region, 826 of which Bargo operates. Bargo acquired its position in the region through a series of strategic purchases from Arco in 1999 and Texaco in 2000. Bargo has increased production from the South Kilgore unit from an average of 4.5 MBbls per month in 1999 to an average of 30 MBbls per month in 2001 through waterflood utilization. Bargo also lowered productions costs by approximately 10%.

GULF COAST REGION

     Raccoon Bend Field. Bargo is the operator and holds a 100% working (80% net revenue) interest in 7,316 gross (7,060 net) acres in the Raccoon Bend field located in Austin and Waller Counties, Texas, approximately 60 miles northwest of Houston. The field was acquired by Bargo from Exxon in May 1999. Current daily net production from the field is 480 Bbls per day. Upside potential lies in behind pipe zones, waterflooding certain reservoirs and identifying attic plays and undrilled traps. A new 3-D seismic program has recently been acquired and is currently being interpreted. Since discovery of the field in 1920, there have been in excess of 400 wells drilled in the field of which 77 are actively producing, 12 are salt-water disposal and 77 are shut-in.

     Cross Creek Field. Bargo is the operator and holds a 100% working (75% net revenue) interest in 1,500 acres in the Cross Creek field, located in northeastern Harris County, Texas, just north of the city of Houston. It was discovered in 1993 by Chevron and produces from the geopressured upper Wilcox sandstones at a depth of 11,000 feet. Besides many recompletion opportunities in the eight producing wellbores, infill drilling opportunities exist.

     San Miguel Creek Field. Located in McMullen County, Texas, this field is operated by Exxon and Lakewood Operating Co. Bargo's working interest in the field ranges from 33% to 50% with a net revenue interest ranging from 25% to 40%. The field was discovered in 1953 by Humble Oil and is a deep seated salt dome with numerous faults. Since its discovery, there have been in excess of 70 wells drilled in the field, of which 12 are currently producing. Upside potential lies in gas compression on the mechanical side and also undertaking a detailed field study to integrate 3-D seismic data.

     Bright Falcon Field. Bargo owns an average 33-47% working (25-36% net revenue) interest in this field. Operated by Cox and Perkins, the Bright Falcon field is located along the Texas Gulf Coast in Jackson County. Four wells are currently producing, and one additional development location has been identified on 3-D seismic. This well is expected to spud in the third quarter of 2001.

     North East Limes Field. Bargo owns a 10% working (7.5% net revenue) interest in this field, which is located in Live Oak County, Texas. Operated by Southern Resources Company, there are currently seven producing wells. Most wells in the field also have proved behind pipe reserves. Seven additional proved, undeveloped drilling locations have been identified.

     Candy B Field. Bargo is the operator and owns a 67.2% working (52.5% net revenue) interest in this field. Located along the Texas Gulf Coast in San Patricio County, two wells with proved behind pipe reserves are currently producing. Bargo has identified two proved undeveloped drilling locations.

     North Leroy Field. Bargo's working interest in this field ranges from 87.5% to 63.0% with a net revenue interest ranging from 61.0% to 51.0%. Operated by Alpine Resources and Bargo, the North Leroy field is located in southern Louisiana in Vermilion Parish. Bargo owns 1,090 gross (750 net) acres where two wells produce from Oligocene age Frio sandstones. There are additional behind pipe reserves as well as one proved, undeveloped location. Bargo owns an additional 184 undeveloped acres in the field.

PERMIAN REGION

     Bargo's interest in the Permian region encompasses six major fields and several other small fields/units. Major fields in the region include Bedford, Goldsmith, Levelland/Slaughter, Penwell, TXL and Wasson. Bargo increased its position in the region with the purchase of the Texaco properties in early 2000. As of December 31, 2000, Bargo owned approximately 205,340 gross acres and operated 104 producing wells in the Permian region.

     Management of Bargo believes that significant upside opportunities exist in the region through carbon dioxide injection, waterflood expansion and downspacing. Other future exploitation potential exists in the region through 3-D exploration and well stimulations and deepenings.

     TXL Field. The TXL field is located on the Central Basin Platform in Ector County, Texas. The field is comprised of the TXL North unit and several small Bargo operated leases. Bargo acquired both leasehold and fee mineral interests in this field in the package of properties purchased from Texaco in early 2000. Bargo owns a 20.1% working (17.5% net revenue) interest and a 7.5% royalty interest in the TXL North unit, which is comprised of 8,560 acres. Anadarko, as operator, has plans to continue downspacing and waterflood conversions in the TXL North unit.

     Levelland/Slaughter Field. The Levelland/Slaughter field is located in Hockley and Cochran Counties, Texas. Bargo's interest in the field is comprised of several units, the largest being the Central Levelland, Southeast Levelland, and Mallet units, each of which produces from the San Andreas formation. Bargo owns a 44.6% working (39.1% net revenue) interest in the Central Levelland unit, comprised of approximately 5,188 acres. Oxy Permian is the operator of the Central Levelland unit. Bargo owns a 6.2% working (5.4% net revenue) interest in the Southeast Levelland unit, comprised of approximately 5,800 acres. Oxy Permian is the operator of the Southeast Levelland unit. Bargo owns a 10.9% working (9.5% net revenue) interest in the Mallet unit, comprised of approximately 5,000 acres. ExxonMobil is the operator of the Mallet unit. Additional leases/units in the field include West RKM, Whirley, Smyer and East RKM. Management of Bargo believes that upside opportunities exist in the field through additional carbon dioxide flooding, infill drilling and waterflood conformance.

     Wasson Field. The Wasson field is located in Yoakum, Terry, and Gaines Counties, Texas, and produces from San Andreas formation. Geologically, the Wasson field is located in the Midland Basin. Bargo's interest in the field consists of several leases/units, including the Yoakum Wasson Clearfork, Brahaney, and Reeves units, which Bargo acquired from Texaco in the first quarter of 2000. Bargo owns a 15.4% working (13.4% net revenue) interest in the Yoakum Wasson Clearfork unit, which is comprised of approximately 7,682 acres. The unit, operated by Oxy Permian, has the potential for incremental oil recovery from carbon dioxide injection. Bargo owns a 36.8% working (31.7% net revenue) interest in the Brahaney unit, which is comprised of approximately 4,440 acres located in Yoakum County, Texas. Apache is the operator of this unit. Proved undeveloped and infill drilling locations have been identified and are currently being drilled. Bargo owns a 10.1% working (7.7% net revenue) interest in the Reeves unit, operated by Devon. The San Andreas formation in the Wasson field area has proven viable for carbon dioxide flooding, and management of Bargo believes that future exploitation of the field, including infill drilling, waterflood conformance and carbon dioxide flooding, can enhance production from the field.

     Goldsmith Field. Bargo acquired a 25.0% working (25.0% net revenue) interest in the Goldsmith field from Texaco in the first quarter of 2000, with Texaco retaining a 33.3% royalty interest below the producing unit. Chevron is the operator of the field. Bargo's interest in the Goldsmith field is comprised of one major unit, the C.A. Goldsmith, comprised of 20,480 acres of fee minerals in Ector County, Texas. There is 3-D seismic data relating to the C.A. Goldsmith unit available from Texaco. Multiple unexplored and untested locations exist above the field's Wolfcamp formation.

     Penwell Field. Bargo's interest in the Penwell field is comprised of three units/leases which include the West Jordan, North Penwell and Jordan University units. Bargo acquired this field in the package of properties purchased from Texaco in the first quarter of 2000. Bargo owns a 18.9% working (16.6% net revenue) interest in the North Penwell unit, comprised of approximately 7,761 acres located in Ector County, Texas. Phillips Petroleum Company is the operator of the unit. Bargo owns a 42.1% working (38.3% net revenue) interest in the West Jordan unit, comprised of approximately 1,935 acres located in Ector and Crane Counties, Texas. Devon is the operator of the unit. Bargo owns a 16.3% working (14.3% net revenue) interest in the Jordan University unit, comprised of approximately 3,819 acres located in Ector County, Texas. Citation Oil and Gas is the operator of the unit. Management of Bargo believes that future exploitation of the field, including infill drilling, downspacing, conversions of wells to water injectors and carbon dioxide flooding, can enhance production from the Penwell field.

     Bedford Field. The Ratliff Bedford Lease, located in Andrews County, Texas, and operated by Oxy Permian, consists of approximately 7.5 square miles as defined by the current operating agreement. Bargo purchased its 25% working (21.9% net revenue) interest from Texaco, which retained a 1/8th royalty interest in the field. Oxy Permian drilled three successful wells in the field during 1999 and is continuing development activities. The field's principal producing interval is currently being produced with the support of a peripheral waterflood. Additionally, the field exhibits the potential for incremental oil recovery from carbon dioxide injection. 3-D seismic over the field is available.

MIDCONTINENT AREA

     Bargo's Panhandle properties have long-lived oil and natural gas reserves. The gas produced is high in natural gas liquids, which enables Bargo to receive premium prices for its gas sold. In addition, the use of advanced hydraulic fracturing methods to complete development wells and fracturing of existing wells has increased recoverable reserves. Bargo has identified over 30 development drilling locations in this area.

     Panhandle Field. Bargo has an interest in and operates 143 wells in Gray, Carson, Hutchinson, Moore and Roberts Counties, Texas, primarily in the Panhandle Field where Bargo owns an average 93% working (83% net revenue) interest. This field is on the Amarillo uplift west of the Anadarko Basin. Production is primarily oil, natural gas liquids and gas.

     Wakita Field. This field is located in Grant County, Oklahoma. Bargo owns an average 99.6% working (80.9% net revenue) interest in five producing wells in the field, which covers 860 acres in the Red Fork trend. Several wells in the field exhibit the potential for incremental recovery from uphole recompletion.

     Shawnee Townsite Field. Bargo owns a 11.2% working (8.95% net revenue) interest in this field, located in Pottawatomie County, Oklahoma. Vintage Petroleum, Inc. is the operator. Three proved, undeveloped drilling locations have been identified with drilling scheduled for 2001 and 2002.

OIL AND GAS RESERVES

     The following table sets forth information about Bargo's estimated net proved reserves. Netherland Sewell & Associates, Inc., and T.J. Smith & Company, Inc., Bargo's independent reserve engineers, prepared these estimates.

                                                    JULY 1,    DECEMBER 31,   DECEMBER 31,
                                                      2000         1999           1998
                                                    --------   ------------   ------------
Proved developed:
  Oil (MBbls).....................................    35,681       10,110          2,412
  Gas (MMcf)......................................    70,675       52,517         50,066
  Total (MBOE)....................................    47,460       18,863         10,757
Proved undeveloped:
  Oil (MBbls).....................................     4,985        5,628            606
  Gas (MMcf)......................................    33,777       24,537         19,388
  Total (MBOE)....................................    10,615        9,717          3,837
Total Proved:
  Oil (MBbls).....................................    40,666       15,738          3,018
  Gas (MMcf)......................................   104,452       77,054         69,454
  Total (MBOE)....................................    58,075       28,580         14,594
Discounted present value (pretax) (in
  thousands)......................................  $551,193     $179,466       $ 50,325

     Reserves were estimated using oil and gas prices and production and development costs in effect on July 1, 2000 and December 31 of 1999 and 1998, without escalation. The reserves were determined using both volumetric and production performance methods. Reserves as of July 1, 2000 do not include reserves attributable to non-strategic assets sold by Bargo subsequent to July 1, 2000, including Bargo's Coles Levee California properties.

     Petroleum engineering is not an exact science and involves estimates based upon numerous factors, many of which are inherently variable and uncertain. Consequently, reserve estimates are imprecise and are subject to change as additional information becomes available. Estimates based upon short periods of production may not be as reliable as those based upon longer production histories. Further, estimates of oil and gas reserves, of necessity, are projections based on engineering data. As a result of the uncertainties inherent in the interpretation of such data, there can be no assurance that Bargo's estimated oil and gas reserves would ultimately be developed. Estimates of the reserves and future net revenues involve projecting future results under current operating and economic conditions. Actual production, revenues, taxes, development expenditures and operating expenses may not occur as estimated. Product prices vary over time due to market forces, which are beyond Bargo's control. Bargo has not filed any reports with other federal agencies that contain an estimate of total proved net oil and gas reserves.

PRODUCTIVE WELLS

     The following table sets forth Bargo's gross and net interests in productive oil and gas wells as of December 31, 2000. Productive wells are producing wells and wells capable of production. The table does not include interests in productive oil and gas wells attributable to Bargo's Coles Levee California properties, which were sold by Bargo on January 12, 2001, effective December 1, 2000.

                                                               GROSS    NET
                                                               -----   -----
Gas.........................................................     150      58
Oil.........................................................   3,750   1,245
                                                               -----   -----
          Total.............................................   3,900   1,303
                                                               =====   =====

ACREAGE

     The following table sets forth developed and undeveloped acreage owned by Bargo as of December 31, 2000. The table does not include acreage attributable to Bargo's Coles Levee California properties. On January 12, 2001, effective as of December 1, 2000, Bargo sold its developed and undeveloped Coles Levee California acreage.

                                                         UNDEVELOPED
                                   DEVELOPED ACREAGE       ACREAGE        TOTAL ACREAGE
                                   ------------------   --------------   ----------------
                                    GROSS       NET     GROSS     NET     GROSS     NET
                                   --------   -------   ------   -----   -------   ------
Texas............................  190,406    73,574    10,688   9,856   201,094   83,430
New Mexico.......................   47,581    12,837        --      --     2,357    1,789
Oklahoma.........................    5,795     2,684     1,630      98     7,425    2,782
Louisiana........................    2,088       995        --      --     2,088      995
Mississippi......................      460        62        --      --       460       62
                                   -------    ------    ------   -----   -------   ------
          Total..................  246,330    90,152    12,318   9,954   213,424   89,058

DRILLING ACTIVITIES

     The development wells Bargo drilled during the periods indicated are summarized in the following table. Bargo did not drill any exploratory wells during 1999 and 2000.

                                                         YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------
                                                    2000          1999          1998
                                                 -----------   -----------   -----------
                                                 GROSS   NET   GROSS   NET   GROSS   NET
                                                 -----   ---   -----   ---   -----   ---
Development
  Gas..........................................    6     1.0      3    .08    1.0    .10
  Oil..........................................   65     6.8     --    --      --     --
  Non-productive...............................   --     --      --    --      --     --
                                                  --     ---    ---    ---    ---    ---
          Totals...............................   71     7.8      3    .08    1.0    .10
                                                  ==     ===    ===    ===    ===    ===

TITLE TO PROPERTIES

     Bargo believes that the title to its oil and gas properties is good and defensible in accordance with standards generally accepted in the oil and gas industry, subject to such exceptions which, in its opinion, are not so material as to detract substantially from the use or value of such properties. Bargo's properties are typically subject, in one degree or another, to one or more of the following: royalties and other burdens and obligations, express or implied, under oil and gas leases; overriding royalties and other burdens created by Bargo or its predecessors in title; a variety of contractual obligations (including, in some cases, development obligations) arising under operating agreements, farmout agreements, production sales contracts and other agreements that may affect the properties or their titles; back-ins and reversionary interests existing under purchase agreements and leasehold assignments; liens that arise in the normal course of operations, such as those for unpaid taxes, statutory liens securing obligations to unpaid suppliers and contractors and contractual liens under operating agreements; pooling, unitization and communitization agreements, declarations and orders; and easements, restrictions, rights-of-way and other matters that commonly affect property. To the extent that such burdens and obligations affect Bargo's rights to production revenues, they have been taken into account in calculating Bargo's interests and in estimating the size and value of Bargo's reserves. Bargo believes that the burdens and obligations affecting its properties are conventional in the industry for properties of the kind owned by Bargo.

OIL AND GAS MARKETING AND MAJOR CUSTOMERS

     All of Bargo's oil and gas marketing efforts are contracted out to EnerTrade, Inc., a Texas based oil and gas marketing consulting firm. Bargo's strategy for product marketing is to achieve the highest market value while ensuring credit worthiness of the purchaser.

     Gas Sales. Substantially all of Bargo's marketing arrangements are month-to-month contracts structured to be tied to the appropriate regional index for the location in which the gas is produced. This allows for gas price hedging, as well as location based hedging. Bargo's largest gas volumes are at Cross Creek. Cross Creek gas is sold to Dynegy, Inc. under a long-term market based contract tied to the Houston Ship Channel Index.

     Oil Sales. Bargo's liquid contracts are month-to-month contracts structured to be tied to the Cushing WTI price with appropriate transparent adjustments for location, grade, and transportation. Bargo typically uses NYMEX prompt month index or a Plats P Plus index for Cushing value. This also allows for liquid price hedging, as well as location and grade hedging. The largest liquid volume is from Bargo's East Texas properties. Oil is currently sold to Sunoco, Inc. under a month-to-month contract tied to Cushing Plats P Plus price less a transportation discount.

     Due to the availability of other markets and pipeline connections, Bargo does not believe that the loss of any single oil or natural gas customer would adversely affect Bargo's results of operations.

COMPETITION

     The oil and gas industry is highly competitive. Major oil and gas companies, independent concerns, drilling and production purchase programs and individual producers and operators are active bidders for desirable oil and gas properties, as well as the equipment and labor required to operate those properties. Many competitors have financial resources substantially greater than those of Bargo. Many competitors also have substantially larger staffs and facilities than those of Bargo. The availability of a ready market for Bargo's oil and gas production depends in part on the cost and availability of alternative fuels, the level of consumer demand, the extent of other domestic production of oil and gas, the extent of importation of foreign oil and gas, the cost of and proximity to pipelines and other transportation facilities, regulations by state and federal authorities and the cost of complying with applicable environmental regulations.

REGULATION

     General. Domestic development, production and transportation of oil and gas are extensively regulated at both the federal and state levels. Legislation affecting the oil and gas industry is under constant review for amendment, frequently increasing the regulatory burden on the industry. Also, numerous departments and agencies, both federal and state, have issued rules and regulations binding on the oil and gas industry and its individual members, compliance with which can increase the cost of operations and some of which carry substantial penalties for noncompliance. The following discussion of oil and gas industry regulation is summary in nature and is not intended to cover all regulatory matters that could affect Bargo.

     State Regulation. State statutes and regulations require permits for drilling operations and construction of gathering lines, as well as drilling bonds and reports concerning operations, often creating delays in drilling, completing new wells and connecting completed wells. Texas and other states in which Bargo conducts operations also have statutes and regulations governing conservation matters, including regulation of the size of drilling and spacing or proration units, the density of wells that may be drilled and the unitization or pooling of oil and gas properties. In addition, state conservation laws establish maximum rates of production from oil and gas wells, generally prohibit the venting or flaring of gas and impose certain requirements on the ratability of production. Certain existing statutes or regulations may set limits below the rates at which oil and gas is currently produced from wells in which Bargo owns an interest.

     Federal Regulation. Since the lifting of federal price controls in 1981, the prices at which sales of crude oil, condensate and natural gas liquids can be made are no longer regulated. Since January 1, 1993, the prices at which producers such as Bargo may sell their production are no longer regulated. The Federal Energy Regulatory Commission continues to retain certain jurisdiction over transportation and sale of natural gas and other natural resources. Although there is no current price control legislation pending before Congress it is possible that in the future Congress may pass laws and/or FERC may issue regulations which would regulate the prices which Bargo and other producers could receive for their production.

     Commencing in the mid-1980s, FERC promulgated several orders designed to enhance competition in natural gas markets by requiring that access to the interstate transportation facilities necessary to reach those markets be provided on an open nondiscriminatory basis. FERC has also adopted regulations intended to make intrastate natural gas transportation accessible to gas buyers and sellers on an open nondiscriminatory basis through procedures under which intrastate pipelines may participate in certain interstate activities without becoming subject to FERC's full NGPA jurisdiction. These orders have had a profound influence upon natural gas markets in the United States and, among other things, have fostered the development of a large short term or spot market for gas. The most significant of these orders is Order 636.

     FERC issued Order 636 in April 1992 to require further restructuring of the sales and transportation services provided by interstate pipelines that perform open access transportation. The changes were intended to improve the competitive structure of the interstate natural gas pipeline industry and to create a regulatory framework that put gas sellers into more direct contractual relations with gas buyers.

     The increasing complexity of the energy regulatory environment has prompted many producers, including Bargo, to rely on highly specialized experts for the conduct of gas marketing operations. The need for these specialized services is expected to continue.

     Energy Policy Act. The Energy Policy Act of 1992 (the "Energy Act") was enacted to promote vehicle fuel efficiency and the development of renewable energy sources such as hydroelectric, solar, wind and geothermal energy. Other provisions of the Energy Act include initiatives for reducing restrictions on certain natural gas imports and exports and for expanding and deregulating natural gas markets. While these provisions could have a positive impact on Bargo's natural gas sales on a long-term basis, any positive impact could be offset by measures promoting the use of alternative energy sources other than natural gas. To date the impact of the Energy Act on Bargo has not been material.

     Environmental. Bargo's activities are subject to various federal, state and local laws and regulations designed to protect the environment. Under these environmental laws, substantial sanctions may be imposed for noncompliance. Bargo's management believes that it is in material compliance with current applicable environmental laws and regulations and that continued compliance, and potential sanctions for noncompliance, with existing requirements will not have a material effect upon the capital expenditures, earnings or the competitive position of Bargo with respect to its existing assets and operations.

     In addition to the possibility of sanctions for noncompliance, operations on Bargo's onshore properties (Bargo does not conduct activities offshore) may generally be liable for clean-up costs to the federal government for up to $50 million for each discharge of oil or hazardous substances under the Federal Clean Water Act, up to $350 million for each oil discharge under the Oil Pollution Act of 1990 and for up to $50 million plus response costs for hazardous substance contamination under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (Superfund). Although no assurances can be made, Bargo believes that, absent the occurrence of an extraordinary event, it is unlikely to incur costs under existing federal, state and local laws, rules and regulations regulating the release of materials in the environment that would have a material effect upon the capital expenditures, earnings or the competitive position of Bargo with respect to its existing assets and operations. Bargo cannot predict what effect additional regulation or legislation and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from Bargo's operations could have on its activities.

EMPLOYEES

     As of January 31, 2001 Bargo had 20 full-time employees all of whom are associated with Bargo's oil and gas activities. Bargo also contracts with various independent contractors for accounting, engineering, land research and fieldwork.

                              MANAGEMENT OF BARGO

     The following table sets forth the name, age and position with Bargo of each executive officer and director of Bargo who will serve as an executive officer or director of Newco upon consummation of the merger.

NAME                      AGE       POSITION WITH BARGO        POSITION WITH NEWCO
----                      ---       -------------------        -------------------
Tim J. Goff               42      Chairman of the Board,     Director
                                  Chief Executive Officer
Jonathan M. Clarkson      50      President, Chief           President and Chief
                                  Operating Officer and      Financial Officer;
                                  Director                   Director
Joseph G. Nicknish        39      Vice President --          Senior Vice President --
                                  Engineering                Operations, Acquisition
                                                             and Divestitures
D. Martin Phillips        47      Director                   Director

     TIM J. GOFF was appointed as chairman of the board of directors in August of 1998 and served as President and Chief Executive Officer from December 1998 until September 1999 when Jonathan M. Clarkson joined Bargo as President and Chief Operating Officer. Mr. Goff has over 18 years of oil and gas industry experience. Prior to his present position with Bargo, Mr. Goff was Managing Principal and Chief Executive Officer of Bargo Resources, L.P., which was formed in 1993 to acquire oil and gas properties. In the five years he ran Bargo Resources, L.P., Mr. Goff acquired more than $100.0 million of oil and gas properties. Prior to forming Bargo, Mr. Goff served as Vice President of Special Projects and Assistant to the Chairman of the Board and CEO of Torch Energy Advisors Incorporated. He holds a Bachelor of Business Administration Degree in Accounting from Central Arkansas University.

     JONATHAN M. CLARKSON joined Bargo in September 1999 as President and Chief Operating Officer. Mr. Clarkson has over 20 years of oil and gas industry experience. Prior to joining Bargo, Mr. Clarkson was the Executive Vice President and Chief Financial Officer of Ocean Energy, Inc., a large independent exploration and production company. He had served as Senior Vice President and Chief Financial Officer since October 1989 and from May 1987 to September 1989, Mr. Clarkson was Ocean's Vice President and Treasurer. Prior to joining Ocean, Mr. Clarkson served as Senior Vice President of InterFirst Bank, Dallas, managing commercial lending functions in the Energy and U.S. Corporate Divisions. Mr. Clarkson received a bachelor of science in economics from Southern Methodist University and a master of management degree (MBA) in finance and accounting from the J.L. Kellogg Graduate School of Management -- Northwestern University.

     JOSEPH G. NICKNISH has been employed as Vice President of Engineering for Bargo Energy Company and its affiliates since December 1998. From March 1995 to December 1998, he was employed in various capacities with private companies formed by Mr. Goff and engaged in oil and gas exploration and production. Prior to that he was Vice President of Operations for Sue-Ann Oil and Gas in Victoria, Texas and a petroleum engineer for Cameron Engineering, Inc. in Houston, Texas. Mr. Nicknish holds a B.S. in Petroleum Engineering from Texas A & M University.

     D. MARTIN PHILLIPS has been a director of Bargo since August 1998. Mr. Phillips is a Managing Director and principal of EnCap Investments L.C. which is a funds management and investment banking firm which focuses exclusively on the oil and gas industry. Prior to joining EnCap, Mr. Phillips served as Senior Vice President in the Energy Banking Group of NCNB Texas National Bank in Dallas, Texas. He has over 20 years of experience in energy banking. Mr. Phillips also serves as a Director of Breitburn Energy Company LLC and 3TEC Energy Corporation and is past president and on the board of the Houston Producers' Forum. Mr. Phillips holds B.S. and MBA degrees from Louisiana State University and has done post graduate work at the Stonier Graduate School of Banking at Rutgers University.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following Summary Compensation Table details annual and long-term compensation paid during the periods indicated to persons serving as executive officers of Bargo who, upon consummation of the merger, will serve as executive officers of Bellwether.

                                             ANNUAL COMPENSATION                   LONG-TERM COMPENSATION
                               -----------------------------------------------    -------------------------
NAME AND PRINCIPAL             FISCAL                             OTHER ANNUAL    NUMBER OF     ALL OTHER
POSITION                        YEAR      SALARY       BONUS      COMPENSATION     OPTIONS     COMPENSATION
------------------             ------    --------     --------    ------------    ---------    ------------
Tim J. Goff,                    1999     $250,000     $ 50,000           --       5,654,641(4)    $4,800(3)
Chairman & Chief                1998     $ 25,000(1)        --           --             --            --
Executive Officer, Director
Jonathan M. Clarkson,           1999     $ 66,666(2)        --           --       5,000,000(5)    $2,667(3)
President & Chief
Operating Officer, Director
Joseph G. Nicknish,             1999     $125,000     $ 25,000      $88,670(6)    2,375,039(6)    $3,750(3)
Vice President --
Engineering(7)

---------------

(1) Tim J. Goff became Chief Executive Officer and President of Bargo on December 15, 1998.

(2) On September 1, 1999, Jonathan M. Clarkson became President and Chief Operating Officer of Bargo.

(3) Represents Bargo's matching contributions under Bargo's Retirement Savings Plan.

(4) On May 12, 1999, Bargo granted to Tim J. Goff 10-year options which vest over a three year period from the date of grant under Bargo's 1999 Stock Incentive Plan. These options have an exercise price of $.10 per share, based on the approximate market price (as determined by Bargo's board of directors) of Bargo's common stock on the date of grant.

(5) On September 1, 1999, Bargo granted to Jonathan M. Clarkson 10-year options which vest over a three year period from the date of grant under Bargo's 1999 Stock Incentive Plan. These options have an exercise price of $.25 per share, based on the approximate market price (as determined by Bargo's board of directors) of Bargo's common stock on the date of grant.

(6) On May 12, 1999, Bargo granted to Joseph G. Nicknish 1,903,729 ten-year options which vest over a three year period from the date of grant under Bargo's 1999 Stock Incentive Plan. These options have an exercise price of $.10 per share, based on the approximate market price (as determined by Bargo's board of directors) of Bargo's common stock on the date of grant. In addition, in December 1999, in exchange for 3,902,818 shares, Bargo assumed liabilities for stock to be assigned to the former employees of Bargo Energy Resources Ltd., BEC Partnership and TJG Investments, Inc. which had an interest in Bargo and which are owned in part by Mr. Goff. The obligation was extinguished when Bargo issued options (which were vested immediately) for the shares previously due to be assigned to these employees. Joseph G. Nicknish received 652,269 of these fully vested ten-year options which are exercisable six months from the date of grant. These options have an exercise price of $.01 per share. Bargo repurchased 180,959 of the fully vested $0.01 options from Joseph G. Nicknish for $.50 per share in December 1999.

(7) Mr. Nicknish became an employee of Bargo on December 15, 1998.

EMPLOYMENT AGREEMENTS, DEFERRED SALARY AND BENEFITS

     On September 1, 1999, Bargo entered into Change of Control Agreements with Tim J. Goff and Jonathan M. Clarkson providing for certain benefits to each of them in the event that a "change of control" occurs during the three-year period after the execution of such agreement. Each agreement is for a three-year term and is automatically extended from year-to-year unless either party gives six months prior notice of termination to the other party; provided that the term of each agreement shall be until the later of (i) two years following the date of a change of control which occurs during the term of the agreements and (ii) until all of the obligations of the parties are satisfied.

     Pursuant to the agreements, if either Messrs. Goff's or Clarkson's employment with Bargo is terminated within 24 months following a change of control by (a) Bargo for cause or disability, (b) by reason of such executive's death or (c) by such executive other than for good reason, Bargo will pay to such executive in a single lump sum cash payment an amount equal to all amounts of compensation, any unreimbursed expenses and any vacation pay that have been earned or accrued through the date of such termination but have not been paid as of such date. If either Messrs. Goff's or Clarkson's employment with Bargo is terminated within 24 months following a change of control (or, in certain cases, within six months prior to a change of control) for any reason other than as set forth in the prior sentence, each such executive is entitled to receive a single lump sum cash payment in an amount equal to the sum of (i) his accrued compensation and (ii) an amount determined by multiplying 2.0 (for Mr. Goff) and 3.0 (for Mr. Clarkson) times the executive's annual base salary in effect as of the date of the change of control or, if greater, any time thereafter. Based on current compensation levels, the total cash payments which could be incurred if Messrs. Goff and Clarkson were terminated as a result of a change in control is $1.1 million The merger will require payments of $500,000 to be made to Mr. Goff.

     The agreements also provide that all stock options held by Messrs. Goff and Clarkson shall automatically become fully exercisable notwithstanding any vesting or exercisability provisions.

     If any payments to one of Messrs. Goff and Clarkson will be subject to any excise tax under Section 4999 of the Internal Revenue Code of 1986, as amended, a "gross-up" payment will be made to place such executive in the same net after-tax position as would have been the case if no excise tax had been payable.

     Mr. Goff has entered into a Confidentiality and Non-Competition Agreement with Bargo pursuant to which he has agreed to keep certain confidential Bargo information confidential, to not hire or to recruit for third-parties any Bargo personnel and to not compete with Bargo in any of California, Colorado, Kansas, Louisiana, Mississippi, New Mexico, Oklahoma or Texas. In connection with the merger Bellwether's board has the right in its sole discretion to pay Mr. Goff up to $250,000 in consideration of his performance under the agreement. Under such agreement Mr. Goff is required to disclose to Bargo any business idea, prospect, proposal or other opportunity that he wishes to undertake which is engaged in leasing, acquiring, exploring, producing, gathering or marketing hydrocarbons and related products within the above states and has a value (including purchase price and expected capital investment requirements) of $50 million. Bargo is required, within 20 days of disclosure, to notify Mr. Goff as to whether it desires either to pay a reasonable finders fee with respect to such opportunity and undertake the opportunity or waive its rights to undertake such opportunity in which case Mr. Goff is free to avail himself of such opportunity.

OPTIONS GRANTED IN LAST YEAR

     No options were granted during 2000 by persons serving as executive officers of Bargo who, upon consummation of the merger, will serve as executive officers of Bellwether.

AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR END OPTION VALUES

     The following table sets forth certain information about the exercise during the last year of options to purchase common stock by the executive officers named in the Summary Compensation Table and the number and value of unexercised options to purchase common stock held by such individuals at December 31, 2000. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the December 31, 2000 price of the common stock. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of the common stock relative to the exercise price per share of common stock at the time the stock option is exercised. There is no assurance that the values of unexercised, "in-the-money" stock options reflected in this table will be realized.

                                                          UNEXERCISED OPTIONS AT DECEMBER 31, 2000
                                                  ---------------------------------------------------------
                          NUMBER OF                        NUMBER OF                     VALUE OF
                           SHARES                    UNDERLYING SECURITIES        IN-THE-MONEY OPTIONS(1)
                          ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                     ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   --------   -----------   -------------   -----------   -------------
Tim J. Goff............      --          --        1,884,880     3,769,761      $1,225,172     $2,450,344
Jonathan M. Clarkson...      --          --        1,666,667     3,333,333      $1,083,333     $2,166,667
Joseph G. Nicknish.....      --          --        1,105,886     1,269,153      $  761,244     $  824,949

(1) Based on the closing price of $0.75 for the last trade of the year over the OTC Bulletin Board on December 29, 2000.

STOCK OPTION AND AWARD PLAN

     Bargo has adopted, and the shareholders have approved, a 1993 Employee Incentive Plan intended to advance the interests of Bargo by attracting competent executive personnel and other employees, ensuring the retention of the services of existing executive personnel and employees, and providing incentives to all of such personnel to devote the utmost effort and skill to the advancement and betterment of Bargo by permitting them to participate in Bargo's ownership and thereby permitting them to share in increases in value which they will help to produce.

     The plan is administered by the board of directors or a committee appointed from time to time by the board of directors. Under the plan, the board or duly appointed committee may grant stock options, which may be incentive stock options as defined in the Internal Revenue Code, or options which do not qualify as incentive stock options, to Bargo's directors and employees who, in the opinion of the board or committee, are expected to contribute materially to Bargo's success in the future. All employees are eligible to participate in the plan. A maximum of 1.6 million shares, subject to adjustment for certain events of dilution, are available for grant under the plan; provided, however, that in no event may the aggregate fair market value of shares of Bargo's common stock with respect to which incentive stock options is exercisable for the first time in any calendar year exceed $100,000.

     The exercise price of options granted under the plan may not be less than 100% of the fair market value of Bargo common stock on the date the option is granted in the case of incentive stock options (110% of the fair market value in the case of 10% shareholders). All incentive stock options granted under the plan must expire not later than ten years from the date of grant (five years in the case of incentive stock options granted to 10% shareholders), and all nonqualified options must expire at such date as the board or a duly appointed committee determines. The option price may be paid by cash or, at the discretion of the board or a duly appointed committee, by delivery of common stock or options already owned by the optionee (valued at their fair market value at the date of exercise), or a combination thereof.

     The aggregate number of shares of common stock with respect to which options may be granted under the plan, the number of shares thereof covered by each outstanding option, and the purchase price per share thereof in each such option, is adjusted for any increase or decrease in the number of issued shares of Bargo common stock resulting from a recapitalization, reorganization, merger, consolidation, exchange of shares, stock dividend, stock split, reverse stock split, or other subdivision or consolidation of shares or other increase or decrease in such shares effected without receipt by Bargo of consideration approved by the board of directors of Bargo (an "Event of Dilution"), in amounts to prevent substantial dilution or enlargement of rights granted to or available for eligible employees. In the case of an incentive stock options, the ratio of the option price to the fair market value of the stock subject to the option immediately after the change must not be more favorable to the optionee on a share by share comparison than the ratio of the old option price to the fair market value of the stock subject to the option immediately before such transaction. All such adjustments shall be made by the board or a duly appointed committee, whose good faith determination shall be binding absent manifest error.

     The Bargo board may from time to time alter, amend, suspend, or discontinue the plan with respect to any shares of common stock as to which options have not been granted. However, no such alteration or amendment (unless approved by the shareholders) shall (a) increase (except in the case of an Event of Dilution) the maximum number of shares for which options may be granted under the Plan either in the aggregate or to any eligible employee; (b) reduce (except in the case of an Event of Dilution) the minimum option prices which may be established under the plan; (c) extend the period or periods during which options may be granted or exercised; (d) materially modify the requirements as to eligibility for participation in the plan; (e) change the provisions of the preceding paragraph relating to Events of Dilution; or (f) materially increase the benefits accruing to the eligible employees under the Plan.

     In May 1999 the Bargo board adopted the 1999 Stock Incentive Plan which provides for stock options to be granted to employees with exercise prices not less than the fair market value of the underlying common stock. These options will have a term of 10 years from the date of grant and will vest over a three year period from the date of grant. During the year ended December 31, 1999 approximately 26.0 million options were granted under this plan to Bargo employees at exercise prices ranging from $.01 to $.50 per share.

                         CERTAIN TRANSACTIONS OF BARGO

     During the year ended December 31, 1999 Bargo incurred field operating fees of $94,000 and reimbursed direct field expenses in the amount of $163,000 to Gas Solutions, Ltd., in which Tim J. Goff, the Chairman of the Board and Chief Executive Officer and Thomas Barrow, a director, own a significant interest. Fees and reimbursed expenses due to Gas Solutions, Ltd. were $199,000 at December 31, 1999.

     As of December 31, 2000 BEC Partnership owed Bargo $103,000 for costs incurred on its behalf.

     In connection with its acquisition of properties from Texaco, Bargo received commitments from several of its current shareholders to purchase shares of its preferred stock and a commitment from one of its lenders to convert a portion of the term facility into preferred stock, in an amount sufficient in the aggregate to repay Bargo's term facility in full at maturity. Bargo refers to the purchase of additional preferred stock and the conversion of a portion of the term facility into preferred stock in order to retire the term facility at maturity as the "equity backstop." To secure the equity backstop Bargo paid a fee of $1.35 million to the preferred stockholders and the converting lender. Additionally, a majority of Bargo's shareholders approved by written consent on March 13, 2000, an amendment to Bargo's articles of incorporation to increase its authorized shares in connection with the potential issuance related to the equity backstop. On April 10, 2000, Bargo amended its articles of incorporation to increase the authorized common shares to 200 million and authorized preferred shares to 10 million. Bargo repaid the term facility on October 10, 2000 thereby canceling the equity backstop commitments.

SECURITY OWNERSHIP OF BARGO'S PRINCIPAL SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of Bargo common stock and preferred stock as of January 31, 2001, by:

     - each director and executive officer;

     - all executive officers and directors as a group; and

     - each person known by Bargo to own beneficially more than 5% of the outstanding shares of common stock or preferred stock.

     Beneficial ownership of the common stock has been determined for this purpose in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

     To Bargo's knowledge, the persons indicated below have sole voting and investment power with respect to the shares indicated as owned by them, except as otherwise stated. The address for each director and beneficial owner of more than 5% of the outstanding shares of common stock is 700 Louisiana, Suite 3700, Houston, Texas 77002, unless otherwise indicated.

                                                              BARGO                            BELLWETHER
                                           --------------------------------------------   --------------------
                                             COMMON STOCK (1)       PREFERRED STOCK(1)        COMMON STOCK
                                           ---------------------   --------------------   --------------------
                                                        PERCENT                PERCENT                PERCENT
NAME OF BENEFICIAL OWNER                     AMOUNT     OF CLASS    AMOUNT     OF CLASS    AMOUNT     OF CLASS
------------------------                   ----------   --------   ---------   --------   ---------   --------
Directors and Executive Officers:
  Thomas D. Barrow(2)....................  11,331,958      12.9%          --       --
  Jonathan M. Clarkson(3)................   1,666,667       1.9%          --       --
  Tim J. Goff(6).........................  14,346,338      15.9%          --       --
  J. Travis Hain(8)......................          --        --           --       --
  Gary R. Petersen(5)....................          --        --           --       --
  D. Martin Phillips(5)..................          --        --           --       --
  V. Frank Pottow(11)....................          --        --           --       --
  Daniel M. Weingeist(9).................          --        --           --       --
  Brian D. Young(10).....................   4,381,581       4.9%     500,000     10.0%
  Common Stock owned by all directors and
    executive officers as a group (9
    persons)(12).........................  31,726,544      34.7%     500,000     10.0%
5% Shareholders:
  EnCap Energy Capital Fund III,
    L.P.(4)..............................   5,583,755       6.3%     637,185     12.7%
  EnCap Equity 1994, L.P.(4).............   2,424,973       2.8%          --       --
  EnCap Energy Capital Fund III-B
    L.P.(4)..............................   4,222,999       4.8%     481,904      9.6%
  BOCP Partners, L.P.(4).................   1,366,277       1.6%     155,911      3.1%
  Energy Capital Investment Co.,
    PLC(4)...............................   4,241,598       4.8%     225,000      4.5%
  BancAmerica Capital Investors SBIC I,
    L.P.(8)..............................  13,144,743      14.9%   1,500,000     30.0%
  Kayne Anderson Energy, LP(9)...........   8,763,162      10.0%   1,000,000     20.0%
  SGC Partners II, LLC(11)...............   4,381,581       5.0%     500,000     10.0%
  EOS Partners SBIC, L.P.(10)............   3,417,633       3.9%     390,000      7.8%
  EOS Partners SBIC II, L.P.(10).........     638,329       0.7%      72,500      1.4%
  EOS Partners, L.P.(10).................     328,619       0.4%      37,500      0.8%
  James E. Sowell(7).....................   9,208,457      10.5%          --       --

---------------

  *  Less than 1%

 (1) As of January 31, 2001 there were 87,935,885 shares of common stock and 5,000,000 shares of preferred stock outstanding.

 (2) Mr. Barrow shares voting and investment power with Barrow Investments, Ltd. with respect to 2,123,500 shares. Mr. Barrow has sole voting and investment power with respect to 9,208,458 shares. Mr. Barrow's address is P.O. Box 2588, Longview, Texas 75606.

 (3) Includes 1,666,667 shares issuable upon currently exercisable options.

 (4) The address of EnCap Energy Capital Fund III, L.P., EnCap Energy Capital Fund III-B L.P., BOCP Partners, L.P., Energy Capital Investment Co., PLC and EnCap Equity 1994, L.P. is 1100 Louisiana, Suite 3150, Houston, Texas 77002. EnCap Investments L.C. is the general partner of EnCap Equity 1994 L.P. and serves as an investment advisor to Energy Capital Investment Co. P.L.C. EnCap Investments L.C. disclaims any beneficial ownership of Energy Capital Investments Co. P.L.C.'s and EnCap Equity 1994 L.P.'s shares.

 (5) According to a Schedule 13D/A filed by Energy Capital Investment Co. PLC ("Energy PLC"), EnCap Equity 1994, L.P., ("EnCap") and certain of their affiliates on September 4, 1998, Messrs. Petersen and Phillips are not deemed to have beneficial ownership of any of the shares of common stock held by Energy PLC and EnCap.

 (6) Includes 1,884,880 shares issuable upon currently exercisable options. Mr. Goff shares voting and investment power with TJG Investments, Ltd. with respect to 3,253,000 shares and jointly with BOC Operating Corporation ("BOC") with respect to 276,254 shares. Mr. Goff has sole voting and investment power with respect to 8,932,204 shares.

 (7) Mr. Sowell's address is 3131 McKinney Avenue, Suite 200, Dallas, TX 75204.

 (8) According to a Schedule 13D filed by BancAmerica Capital Investors SBIC I, L.P. and certain of their affiliates on May 21, 1999, Mr. Hain is not deemed to have beneficial ownership of any of the shares of common stock held by BancAmerica. The address for BancAmerica is 100 North Tryon Street, 25th Floor, Charlotte, North Carolina 28255.

 (9) According to a Schedule 13D filed by Kayne Anderson Energy Fund, L.P. ("Kayne") and certain of their affiliates on May 18, 1999, Mr. Weingeist is not deemed to have beneficial ownership of any of the shares of common stock held by Kayne. The address for Kayne is 1800 Avenue of the Stars, Second Floor, Los Angeles, California 90067.

(10) According to a Schedule 13D filed by Eos Partners, L.P., Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P. on May 21, 1999, Mr. Young may be deemed to have beneficial ownership of the shares of common stock and preferred stock held by Eos Partners, L.P., Eos Partners SBIC, L.P. and Eos Partners SBIC II, L.P. The address for the aforementioned entities is 320 Park Avenue, 22nd Floor, New York, New York 10022.

(11) According to a Schedule 13D filed by SGC Partners II, LLC ("SGC") and certain of their affiliates on May 24, 1999, Mr. Pottow is not deemed to have beneficial ownership of any of the shares of common stock held by SGC. The address for SGC is 1221 Avenue of the Americas, 15th Floor, New York, New York 10020.

(12) Includes 3,551,547 shares of common stock issuable upon currently exercisable options.

                        COMPARISON OF STOCKHOLDER RIGHTS

     The rights of Bargo shareholders are governed by Bargo's restated articles of incorporation and bylaws, each as amended, and the laws of the State of Texas, and the rights of Bellwether stockholders are governed by Bellwether's certificate of incorporation and bylaws and the laws of the State of Delaware. After the merger, the Bargo shareholders will become stockholders of Newco and accordingly their rights will be governed by Newco's certificate of incorporation and bylaws, each as amended, and the laws of the State of Delaware. While the rights and privileges of Bargo shareholders are, in many instances, comparable to those of the stockholders of Newco, there are some differences. The following is a summary of the material differences as of the date of this document between the rights of the Bargo shareholders and the rights of the Newco stockholders. These differences arise from differences between the respective charters and bylaws of Bargo and Bellwether and the differences between Texas and Delaware law.

     The following discussion of these differences is only a summary of the material differences and does not purport to be a complete description of all the differences. Please consult the following references to the Texas Business Corporations Act, Delaware General Corporation Law and the respective revised charters and bylaws of Bargo and Bellwether for a more complete understanding of these differences.

                  BELLWETHER                                       BARGO
                  ----------                                       -----
                                  AUTHORIZED CAPITAL STOCK:

 Pre-Merger:                                    Pre-Merger:
 - 30,000,000 shares of common stock            - 200,000,000 shares of common stock
 - 1,000,000 shares of preferred stock,         - 10,000,000 shares of preferred stock,
   issuable in one or more series as              issuable in one or more series as designated
   designated by the Bellwether board and of      by the Bargo board and of which 5,000,000
   which no shares are issued                     shares are issued as preferred stock
 Post-Merger:
 - 60,000,000 shares of common stock
 - 5,000,000 shares of preferred stock,
   issuable in one or more series as
   designated by the Bellwether board and of
   which no shares are issued

                                NUMBER AND TERM OF DIRECTORS:

 - Currently eight directors elected for        - Currently nine directors divided into three
   one-year terms                                 classes elected for three-year terms

                                    REMOVAL OF DIRECTORS:

 - Can be for any reason and requires the       - Can only be for cause and requires the
   affirmative vote of a majority of the          majority vote of shares entitled to vote
   combined voting power of outstanding shares    at elections of directors
   of voting stock

                              SPECIAL MEETING OF STOCKHOLDERS:

 - Cannot be called by stockholders             - Can be called by holders of at least 10% of
                                                  shares entitled to vote

                  BELLWETHER                                       BARGO
                  ----------                                       -----
                       NOTICE FOR ANNUAL MEETINGS; CERTAIN PROPOSALS:

 - Business to be brought before an annual      - Business to be brought before an annual
   meeting by a stockholder requires written      meeting by a shareholder requires written
   notice to the corporate secretary delivered    notice to the corporate secretary delivered
   not less than 80 days prior to the annual      90 days prior to the anniversary of the
   meeting, unless Bellwether provides less       preceding annual meeting
   than 90 days notice of the meeting

                                     CHARTER AMENDMENTS:

 - Generally requires board approval and the    - Generally requires board approval and the
   affirmative vote of the holders of a           affirmative vote of the holders of a
   majority of the outstanding stock entitled     majority of the outstanding stock entitled
   to vote and, in some circumstances, a          to vote and, in some circumstances, a
   similar vote of each affected class            similar vote of each affected class
 - Some types of amendments described in
   Bellwether's certificate of incorporation
   require a 75% voting threshold

                                    AMENDMENT TO BYLAWS:

 - May be made by the board of directors        - May be made by the board of directors or by
   without consent or vote of the stockholders    the shareholders with the affirmative vote
   or by the affirmative vote of holders of at    of holders of a majority of the outstanding
   least two-thirds of the outstanding shares     shares of common stock entitled to vote
   entitled to vote                               thereon, except that amendments relating to
                                                  the powers, number, term of office, vacancy
                                                  and removals of the members of the board or
                                                  the provisions authorizing amendments to
                                                  the bylaws require the vote of the holders
                                                  of a majority of the shares entitled to
                                                  vote thereon

                                    STATE TAKEOVER LAWS:

 Section 203 of the Delaware General            Article 13 of the Texas Business Corporation
 Corporation Law:                               Act:
 Generally prohibits significant business       Generally similar to the Delaware statute,
 transactions, including mergers, with a        except that:
 holder of 15% or more of a company's stock
 for three years after the stockholder crosses  - The restrictions apply to shareholders who
 the 15% threshold, unless:                       acquire 20% (rather than 15%); and
                                                - The Texas statute does not have Delaware's
 - The board approves either the transaction      85% unaffiliated tender offer exception
   in question or the acquisition of the
   shares by the stockholders, or               Bargo has opted out of Article 13 of the
 - When the stockholder crosses the 15%         Texas Business Corporation Act
   threshold, it acquires at least 85% of the
   outstanding shares not held by affiliates,
   such as pursuant to a tender offer, or
 - The transaction is approved by two-thirds
   of the company's stockholders other than
   the stockholder in question

                  BELLWETHER                                       BARGO
                  ----------                                       -----
                              INSPECTION OF BOOKS AND RECORDS:

 - Any stockholder may examine the list of      - Only 5% shareholders and shareholders who
   stockholders and, upon written demand, may     have held their shares for six months have
   inspect any other corporate books and          the right to examine the corporate books
   records for valid purposes                     and records and share transfer records

          VOTE REQUIRED FOR MERGERS AND SIMILAR FUNDAMENTAL CORPORATE TRANSACTIONS:

 - Affirmative note of the holders of the       - Affirmative vote of the holders of a
   majority of the shares in each class           majority of the shares entitled to vote,
   entitled to vote                               including by separate class if required

        VOTE REQUIRED FOR SALES OF ALL OR SUBSTANTIALLY ALL OF THE CORPORATE ASSETS:

 - Requires approval by the holders of a        - If not in the "usual and regular course of
   majority of the corporation's outstanding      business," requires affirmative vote of the
   stock                                          holders of a majority of the shares
                                                  entitled to vote, including by separate
 - The legal meaning of "all or substantially     class is required
   all" is not certain
                                                - Shareholder approval is not required if the
                                                  sale is in the "usual and regular course of
                                                  business," which under the statute is
                                                  satisfied if the corporation continues to
                                                  engage in a business after the transaction
                                                  or purchases a business with the sale
                                                  proceeds

                    DESCRIPTION OF BELLWETHER CAPITAL STOCK

     The following is a summary description of the material terms of Bellwether's capital stock. This summary is not intended to be complete. The terms of Bellwether's capital stock must comply with the provisions of its certificate of incorporation and bylaws as well as the Delaware General Corporation Law.

     Bellwether's authorized capital is 31,000,000 shares, of which 30,000,000 are shares of common stock, par value $0.01 per share, and 1,000,000 are shares of preferred stock, par value $0.01 per share. The proposed amendment will increase the authorized capital to 65,000,000, of which 60,000,000 will be shares of common stock, par value $0.01 per share, and of which 5,000,000 will be shares of preferred stock, par value, $0.01 per share.

COMMON STOCK

     As of January 31, 2001, 13,993,229 shares of common stock were issued and outstanding, and 311,000 shares of Bellwether common stock were held as treasury shares, 825,000 and 1,900,000 shares, of common stock were reserved for issuance under the 1994 plan and the 1996 plan, respectively, pursuant to which options for the purchase of 582,166 and 1,939,500 shares of common stock were outstanding, respectively. Also reserved for issuance were 100,000 shares of common stock issuable upon exercise of a warrant held by a subsidiary of Torchmark Corporation.

     Holders of Bellwether common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of Bellwether. In the event of a liquidation, dissolution or winding up of Bellwether, holders of common stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of Bellwether, and of the preferential rights of any series of preferred stock then outstanding. The outstanding shares of common stock are validly issued, fully paid and nonassessable. Holders of common stock are entitled to receive dividends when, as and if declared by the Bellwether board out of funds legally available therefor.

     If the Bellwether stockholders approve the amendment, the number of shares of authorized common stock will increase to 60,000,000.

PREFERRED STOCK

     As of January 31, 2001, there were no shares of preferred stock outstanding. The Bellwether board has the authority to divide the preferred stock into one or more series and to fix and determine the relative rights and preferences of the shares of each such series, including dividend rates, terms of redemption, sinking funds, the amount payable in the event of voluntary liquidation, dissolution or winding up of the affairs of Bellwether, conversions rights and voting powers.

     If the Bellwether stockholders approve the amendment, the number of shares of authorized preferred stock will increase to 5,000,000.

DELAWARE ANTI-TAKEOVER LAW

     Bellwether is subject to the provisions of Section 203 of the Delaware General Corporation law regulating corporate takeovers. This statute prevents Delaware corporations like Bellwether from engaging, under certain circumstances, in a business combination, which includes a merger or sale of more than 10% of the corporation's assets, with any interested stockholder, or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of any such persons, for three years following the date that such stockholder became an "interested stockholder" unless

     - the transaction in which such stockholder became an interested stockholder is approved by the board prior to the date the interested stockholder attained such status;

     - upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transactions commenced, excluding those shares owned by persons who are directors and also officers and, under certain circumstances, shares held in employee stock plans; or

     - the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under some circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed under Section 203. Bellwether's certificate of incorporation does not exclude it from the restrictions imposed under Section 203. It is anticipated that the provisions of
Section 203 may discourage companies interested in acquiring Bellwether to negotiate in advance with the Bellwether board since the stockholder approval requirement would be avoided if a majority of the directors then in office approves, prior to the date on which a stockholder becomes an interested stockholder, either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

PROVISIONS OF BELLWETHER'S CERTIFICATE OF INCORPORATION AND BYLAWS

     The summary below describes provisions of Bellwether's certificate of incorporation and bylaws. The provisions of Bellwether's certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by the Bellwether board but that you might consider to be in your best interest. Those provisions include

     - prohibitions against stockholders calling a special meeting of stockholders or acting by unanimous written consent in lieu of a meeting unless such consent is unanimous; and

     - requirements for advance notice of actions proposed by stockholders for consideration at meetings of the stockholders.

NUMBER OF DIRECTORS; FILLING VACANCIES; REMOVAL

     Bellwether's bylaws provide that the number of directors will be fixed from time to time by a resolution adopted by the board; provided that the number so fixed shall not be more than nine nor less than three directors. Bellwether's bylaws also provide that any vacancies will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum. Accordingly, absent an amendment to the certificate of incorporation, Bellwether's board could prevent any stockholder from enlarging the board and filling the new directorships with such stockholder's own nominees.

     Bellwether's bylaws also provide that directors may be removed, with or without cause, by the holders of a majority of Bellwether's shares entitled to vote on the election of directors.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

     Bellwether's certificate of incorporation and bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and stockholder action by written consent in lieu of a meeting may only be taken if such consent is unanimous. Special meetings of stockholders may be called by Bellwether's board by a resolution adopted by a majority of the members of the board or by the chairman of the board. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting under the notice of meeting given by us.

     The provisions of Bellwether's certificate of incorporation prohibiting stockholder action by written consent unless such consent is unanimous and permitting special meetings to be called only by the chairman of the board, or at the request of a majority of the members of the board, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting. The provisions would also prevent the holders of a majority of Bellwether's voting stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the chairman or a majority of the members of the board by calling a special meeting of stockholders prior to the time such parties believe such consideration to be appropriate.

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDERS NOMINATIONS AND STOCKHOLDER PROPOSALS

     Bellwether's bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or bring other business before an annual meeting of stockholders.

     The stockholder notice procedure provides that only persons who are nominated by, or at the direction of, the board, or by a stockholder who has given timely notice containing specified information to Bellwether's corporate secretary prior to the meeting at which directors are to be elected, will be eligible for election as Bellwether's directors. The stockholder notice procedure also provides that at an annual meeting only business that has been brought before the meeting by, or at the direction of, the board or by a stockholder who has given timely written notice containing specified information to Bellwether's corporate secretary may be conducted. For notice of stockholder nominations or proposals to be made at an annual meeting to be timely, the notice must be received by Bellwether's corporate secretary not less than 90 days in advance of the meeting.

     By requiring advance notice of nominations by stockholders, the stockholder notice procedure will afford Bellwether's board an opportunity to consider the qualifications of the proposed nominees and, to the extent considered necessary or desirable by the board, to inform stockholders about such qualifications.

By requiring advance notice of other proposed business, the stockholder notice procedure will also provide a more orderly procedure for conducting annual meetings of stockholders and, to the extent considered necessary or desirable by the board, will provide the board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the board's position regarding action to be taken regarding such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although Bellwether's bylaws do not give the board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and Bellwether's stockholders.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Bellwether's certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, Bellwether's certificate of incorporation and bylaws provide that we will indemnify Bellwether's directors and officers to the fullest extent permitted by Delaware law. Bellwether's certificate of incorporation and bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. Such provisions may have the effect of preventing changes in Bellwether's management.

BELLWETHER'S RIGHTS PLAN

     Under Bellwether's rights plan, each share of Bellwether common stock outstanding as on September 26, 1997 has "attached to it" one preferred stock purchase right. Each right entitles the holder to purchase from Bellwether, one-hundredth of a share of Bellwether's series A preferred stock for $50.00, subject to adjustment. The rights expire on September 26, 2007, unless earlier redeemed or exchanged.

     The rights separate from the Bellwether common stock upon the earlier of the following:

     - ten days following the public announcement that a person, who is referred to as an acquiring person, has acquired or obtained the right to acquire the beneficial ownership of 15% or more of the outstanding shares of Bellwether common stock, or

     - ten days, or such later date as may be determined by action of the Bellwether board following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer that would result in a person beneficially owing 15% or more of such outstanding shares of Bellwether common stock.

     If Bellwether is acquired in a merger or other business combination transaction or 50% or more of Bellwether's consolidated assets or earning power is sold, each right holder will have the right to receive upon payment of the exercise price shares of common stock or cash of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the exercise price of $50.00. If any person or group of affiliated or associated persons becomes an acquiring person, each holder of a right will have the right to receive upon payment of the exercise price a number of shares of Bellwether common stock or, under certain circumstances, cash, other equity securities or property of Bellwether, having a market value of two times the exercise price of the right. This right is not extended to the rights beneficially owned by an acquiring person or any transferee, and those rights become void.

     Prior to the close of business on the tenth day after the person or group has become an acquiring person, or the expiration of the rights, Bellwether may redeem the rights at a price of $0.01 per right, after which the right to exercise the rights will immediately terminate and the only right of the holders of rights will be to receive the redemption price.

     Pursuant to the Bellwether rights agreement, the rights are not applicable to the merger and the other transactions contemplated by the merger agreement.

LISTING

     Bellwether's common stock is listed for quotation on The Nasdaq National Market System under the symbol "BELW."

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company is transfer agent and registrar for the Bellwether common stock.

      APPROVAL OF AMENDMENT TO THE BELLWETHER CERTIFICATE OF INCORPORATION

GENERAL

     The Bellwether board has approved a proposal to amend Bellwether's certificate of incorporation. If the merger is not approved by Bellwether stockholders or does not close for some other reason, Bellwether will not file the proposed amendment to the certificate of incorporation and the current Bellwether certificate of incorporation will not be changed. However, approval of the amendment to Bellwether's certificate of incorporation is not a condition to closing the merger.

CHANGES IN CAPITALIZATION

     The Bellwether board proposes to amend the certificate of incorporation to increase the number of authorized shares of common and preferred stock. The Bellwether certificate of incorporation currently authorizes the issuance of a total of 31,000,000 shares of capital stock, 30,000,000 of which are designated are common stock and 1,000,000 of which are designated as preferred stock. Of such authorized shares of common stock and preferred stock, 13,993,229 shares and no shares, respectively, were outstanding as of January 31, 2001, and a further 2,521,666 shares are reserved for issuance pursuant to outstanding options, warrants and other securities convertible into shares of common stock. In the merger Bellwether will issue an additional 8,888,889 to 11,428,571 shares of Bellwether common stock.

     As a result, Bellwether's ability to issue additional shares of common stock, or securities convertible into common stock in public or private offerings in the future will be limited. Therefore, if this proposal is approved, the proposed amendment to the certificate of incorporation will be filed and the authorized capital stock of the company will be increased to 65,000,000 shares of capital stock, 60,000,000 of which will be designated as common stock and 5,000,000 of which will be designated as preferred stock. The preferred stock may be issued by the Bellwether board in one or more series with such designations, powers, preferences, rights, qualifications, limitations and restrictions as the board may determine.

     Additional shares of Bellwether capital stock authorized pursuant to the amendment to the certificate of incorporation and not issued in the merger or otherwise reserved could be issued at the discretion of the Bellwether board without further action by Bellwether stockholders, except as required by applicable law, regulation or rule, in connection with future acquisitions, stock splits, stock dividends, equity financings, employee benefit plans and other corporate purposes. The issuance of shares of Bellwether capital stock may, in certain situations, dilute the present equity ownership position of current Bellwether stockholders. Although this proposal to increase the number of authorized shares of capital stock has been prompted by business and financial considerations, and not by the threat of any attempt to accumulate shares and gain control of Bellwether, stockholders nevertheless should be aware that the additional shares of Bellwether capital stock that would become available for issuance if this proposal is adopted could also be used by Bellwether to oppose a hostile takeover attempt or delay or prevent changes of control in Bellwether or changes in or removal of management of Bellwether. For example, without further stockholder approval, the Bellwether board could sell shares of capital stock in a private transaction to purchasers who oppose a takeover or favor the current board and management. Such issuances may prevent transactions that are favored by the majority of the independent stockholders or in which the stockholders might otherwise receive a premium for their shares over the market price or benefit in some other manner. As of the date of this document, Bellwether has no plans or commitments that would involve the issuance of the additional shares, other than pursuant to the merger agreement.

RECOMMENDATION OF THE BELLWETHER BOARD; VOTE REQUIRED FOR APPROVAL

     THE BELLWETHER BOARD HAS DETERMINED THAT THE PROPOSED AMENDMENT TO THE CERTIFICATE OF INCORPORATION ARE ADVISABLE AND RECOMMENDS THAT YOU VOTE "FOR" THE AMENDMENT TO THE BELLWETHER CERTIFICATE OF INCORPORATION.

     The approval of this proposed amendment to the certificate of incorporation will require the affirmative vote of the holders of a majority of the outstanding shares of Bellwether common stock.

     The form of the proposed amendment to the certificate of incorporation is attached to this document as Appendix D.

                     AMENDMENT TO 1996 STOCK INCENTIVE PLAN

GENERAL

     The total number of shares currently reserved for issuance under Bellwether's 1996 plan is 1.9 million. In January 2001, the Bellwether board approved an amendment to further increase the total number of shares of common stock authorized and reserved for issuance under the plan by 2.0 million shares. If, however, the merger is not approved the number of shares reserved for issuance under the 1996 plan will be increased by 500,000 rather than 2.0 million.

     On the record date, Bellwether estimates that approximately 40 officers, employees and directors were eligible to participate in the 1996 plan. As of the record date, options to purchase 1,939,500 shares of common stock were outstanding at exercise prices ranging from $3.34 to $12.38 per share. These options expire on the tenth anniversary of the date of grant. Unvested options are subject to forfeiture upon certain termination of employment events.

     During 2000, the compensation committee granted options to purchase 200,000 shares to Kent Williamson of Bellwether, subject to stockholder approval of an increase in the number of shares issuable under the 1996 plan. In addition, under the merger agreement, Bellwether has agreed to issue options to executive officers of Bargo who will become executive officers of Newco and to current executive officers of Bellwether. Set forth below is a table showing the number of shares underlying options granted under the merger agreement for the persons indicated.

                                                               NUMBER
NAME AND PRINCIPAL POSITION AFTER THE MERGER                  OF SHARES
--------------------------------------------                  ---------
Douglas Manner, Chairman and Chief Executive Officer........   300,000
Jonathan Clarkson, President and Chief Financial Officer....   300,000
Joseph G. Nicknish, Senior Vice President -- Operations and
  Exploitation..............................................   150,000
Kent A. Williamson, Senior Vice President -- Planning and
  Exploration...............................................   150,000

     If the amendment to the 1996 plan is approved at the annual meeting, these options will be issued under the 1996 plan. If the amendment to the 1996 plan is not approved, the options will be issued under the merger agreement.

TERMS OF THE 1996 PLAN AND AGREEMENTS

     Administration.  The 1996 plan may be administered by:

     - the Bellwether board;

     - any committee of the Bellwether board consisting of at least two non-employee directors; or

     - any other committee of the Bellwether board.

     The 1996 plan administrator has sole authority to:

     - make regulations and guidelines for and to interpret the 1996 plan; and

     - make awards under the 1996 plan, designate participants in the 1996 plan and impose limitations upon awards under the 1996 plan.

     Currently the plan administrator of the 1996 plan is the compensation committee of the board of directors.

     Eligibility.  All of Bellwether's and its subsidiaries'

     - directors;

     - executive officers;

     - key employees; and

     - consultants;

who have the capability of making a substantial contribution to the success of Bellwether are eligible to participate in the 1996 plan.

     Transferability. Rights under any award may not be transferred except by will or the laws of descent and distribution.

     Amendment of the 1996 Plan. The 1996 plan may be amended by the Bellwether board without the consent of the stockholders except that any amendment, though effective when made, will be subject to stockholder approval if required by any federal or state law or regulation or by the rules of any stock exchange or automated quotation system on which the common stock may then be listed or quoted. The proposed increase in the number of shares authorized for issuance under the 1996 plan requires stockholder approval under the rules of The Nasdaq National Market System.

     Change in Control. In the event of a change in control of Bellwether, the 1996 plan administrator may elect to do any or all of the following:

     - accelerate any time periods relating to exercise or realization of the award;

     - cause the awards to be assumed by the successor corporation; or

     - cancel all outstanding options as of the effective date of the change in control, provided that each holder has the right to exercise such option in full for at least 30 days prior to the change in control.

     Stock Options. A grant of a stock option entitles a participant to purchase from Bellwether a specified number of shares of common stock at a specified price per share. In the discretion of the 1996 plan administrator, stock options may be granted as non-qualified stock options or incentive stock options, but incentive stock options may only be granted to executive officers and other employees of Bellwether and its subsidiaries. In addition, incentive stock options may not be granted to any owner of 10% or more of the total combined voting power of Bellwether and its subsidiaries. Incentive stock options shall be subject to any terms and conditions as the 1996 plan administrator deems necessary or desirable in order to qualify as an incentive stock option within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. No incentive stock options will be awarded after the tenth anniversary of the effective date of the 1996 plan.

     The purchase price per share of common stock subject to an option is 100% of the fair market value of a share of common stock at the time such option is granted or, in the case of non-qualified stock options, as otherwise fixed by the 1996 plan administrator. Upon exercise, payment for shares of common stock acquired on exercise of a stock option may be made in cash, in shares of common stock, or a combination thereof, as the 1996 plan administrator may determine.

     Stock options may be subject to a vesting schedule as determined by the 1996 plan administrator and are not exercisable prior to six months from the date of grant unless a shorter period is provided by the 1996 plan administrator or other section of the 1996 plan. No incentive stock option may be exercised later than ten years after the date of grant. Generally, options are exercisable only while the participant is an employee of Bellwether or during the remaining term of the stock option and thirty days, for incentive options, and 120 days, for non-qualified options, from the date of termination of employment, unless such termination is for cause. In the event of death, retirement or permanent disability, outstanding options may be subject to forfeiture and/or time limitations.

     Automatic Grants. On the date on which a director who is not an employee of Bellwether is first elected or appointed to the Bellwether board, he or she is granted a stock option to purchase 4,000 shares of common stock at the fair market price on the date of the grant. No grant shall be exercisable later than ten years after the grant date. An additional grant of 4,000 shares of common stock shall be awarded to non-employee directors for each subsequent year he or she is still serving as a director under the same terms. Upon the death of a non-employee director, the option remains exercisable until the earlier of the expiration of the remaining term of the option or one year. In the case of permanent disability, resignation or failure to be re-elected, all options previously granted remain exercisable in accordance with the terms of the award agreement.

     Performance Shares. Performance shares entitle the participant to receive shares of common stock based upon the degree of achievement of pre-established performance goals over a pre-established performance cycle as determined by the 1996 plan administrator in its discretion or as otherwise determined by the plan administrator. Performance goals are fixed by the 1996 plan administrator in its discretion and may relate to corporate, group, unit or individual performance using standards established in terms of market price of common stock, cash flow or cash flow per share, reserve value or reserve value per share, net asset value or net asset value per share, earnings or other criteria determined by the 1996 plan administrator. The 1996 plan administrator has sole discretion to determine the employees eligible for performance shares, the duration of each performance cycle and the number of shares earned on the basis of Bellwether's performance relative to the established goals.

     At the end of the performance cycle, the 1996 plan administrator determines the number of performance shares which have been earned on the basis of Bellwether's performance in relation to the performance goals. Unless otherwise provided by the 1996 plan administrator in an award agreement, if a participant dies, retires, becomes disabled or otherwise ceases to be an employee, all outstanding and unvested awards of performance shares to such participant will be canceled. Shares of common stock awarded to any person who, at the time of grant, is subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, cannot be resold for a period of six months from the date of grant of such shares.

FEDERAL INCOME TAX CONSEQUENCES

     The federal income tax consequences, in general, of the 1996 plan are as follows:

     With respect to Non-Qualified Stock Options granted under the 1996 Plan: A participant receiving a grant will not recognize income and Bellwether will not be allowed a deduction at the time such an option is granted. When a participant exercises a non-qualified stock option, the difference between the option price and any higher market value of the stock on the date of exercise will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to Bellwether or its subsidiary or affiliate. When a participant disposes of shares acquired by the exercise of the option, any amount received in excess of the fair market value of the shares on the date of exercise will be treated as short-term or long-term capital gain, depending upon the holding period of the shares. If the amount received is less than the fair market value of the shares on the date of exercise, the loss will be treated as short-term or long-term capital loss, depending upon the holding period of the shares.

     With respect to Incentive Stock Options granted under the 1996 Plan: A participant receiving a grant will not recognize income and Bellwether will not be allowed a deduction at the time such an option is granted. When a participant exercises an incentive stock option while employed by Bellwether or its subsidiary or within the three-month (one year for disability) period after termination of employment, no ordinary income will be recognized by the participant at that time (and no deduction will be allowed to Bellwether) but the excess of the fair market value of the shares acquired by such exercise over the option price will be taken into account in determining the participant's alternative minimum taxable income for purposes of the federal alternative minimum tax applicable to individuals. If the shares acquired upon exercise are not disposed of until more than two years after the date of grant and one year after the date of transfer of the shares to the participant (statutory holding periods), the excess of the sale proceeds over the aggregate option price of such shares will be long-term capital gain, and Bellwether will not be entitled to any federal income tax deduction. Except in the event of death, if the shares are disposed of prior to the expiration of the statutory holding periods (a "Disqualifying Disposition"), the excess of the fair market value of such shares at the time of exercise over the aggregate option price (but not more than the gain on the disposition if the disposition is a transaction on which a loss, if sustained, would be recognized) will be ordinary income at the time of such Disqualifying Disposition (and Bellwether or its subsidiary will be entitled to a federal tax deduction in a like amount), and the balance of the gain, if any, will be capital gain (short-term or long-term depending on the holding period). To the extent that the aggregate fair market value of stock (determined on the date of grant) with respect to which incentive options become exercisable for the first time during any calendar year exceeds $100,000, such options will be treated as non-qualified options.

     Special rule if option price is paid for in shares: If a participant pays the exercise price of a non-qualified or incentive stock option with previously-owned shares of Bellwether's common stock and the transaction is not a Disqualifying Disposition, the shares received equal to the number of shares surrendered are treated as having been received in a tax-free exchange. The shares received in excess of the number surrendered will not be taxable if an incentive stock option is being exercised, but will be taxable as ordinary income to the extent of their fair market value if a non-qualified stock option is being exercised. The participant does not recognize income and Bellwether receives no deduction as a result of the tax-free portion of the exchange transaction. If the use of previously acquired incentive stock option shares to pay the exercise price of another incentive stock option constitutes a Disqualifying Disposition, the tax results are as described in the immediately preceding paragraph above. The income treatment will apply to the shares disposed of but will not affect the favorable tax treatment of the shares received.

     With respect to Performance Shares granted under the 1996 Plan: Unless a participant makes the election described below, a participant receiving a grant will not recognize income and Bellwether will not be allowed a deduction at the time such performance shares are granted. While the shares remain subject to a substantial risk of forfeiture, a participant will recognize compensation income equal to the amount of the dividends received and Bellwether will be allowed a deduction in a like amount. When the shares cease to be subject to a substantial risk of forfeiture, the excess of the fair market value of the shares on the date the substantial risk of forfeiture ceases over the amount paid, if any, by the participant for the shares will be ordinary income to the participant and will be allowed as a deduction for federal income tax purposes to Bellwether. Upon disposition of the shares, the gain or loss recognized by the participant will be treated as capital gain or loss, and the capital gain or loss will be short-term or long-term depending upon the period of time the shares are held by the participant following cessation of the substantial risk of forfeiture. However, by filing a Section 83(b) election with the Internal Revenue Service within 30 days after the date of grant, a participant's ordinary income and the commencement of the holding period and Bellwether's deduction will be determined as of the date of grant. In such a case, the amount of ordinary income recognized by such a participant and deductible by Bellwether will be equal to the excess of the fair market value of the shares as of the date of grant over the amount paid, if any, by the participant for the shares. If such election is made and a participant thereafter forfeits his or her stock, no refund or deduction will be allowed for the amount previously included in such participant's income.

     THE BELLWETHER BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE AMENDMENT TO BELLWETHER'S 1996 STOCK INCENTIVE PLAN.

                      ELECTION OF DIRECTORS OF BELLWETHER

     At the Bellwether annual meeting, Bellwether stockholders will elect eight individuals to serve as directors until the next annual meeting of stockholders to be held in 2002, until their successors are duly elected or appointed or until their death, resignation, or removal. Each of the nominees is currently a member of the board. If the merger is closed, four nominees, Messrs. Buckley, McLanahan, Pressler and Dr. Birks, will resign after the effective time of the merger. The remaining Bellwether directors will fill those vacancies and the board of directors will be reduced to seven directors.

     The nominees have consented to be nominated and have expressed their intent to serve if elected. The Bellwether board of directors has no reason to believe that any of the nominees will be unable to serve if elected to office and, to the knowledge of the Bellwether board, the nominees intend to serve the entire term for which election is sought, subject to the three nominees resigning in connection with the merger. Only the nominees or substitute nominees designated by the board of directors will be eligible to stand for election as directors at the annual meeting. See "Bellwether Stockholder Proposals."

     The individuals named as proxies will vote the enclosed proxy for the election of all nominees, unless you direct them to withhold your votes. Although we know of no reason for this, if any nominee becomes unable to serve as a director before the annual meeting, the persons named as proxies have the discretionary authority to vote for substitute nominees proposed by the Bellwether board. WE RECOMMEND A VOTE "FOR" ALL NOMINEES.

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information about Bellwether's directors and present executive officers. Each executive officer has been elected to serve until his successor is duly appointed or elected by the Bellwether board or his earlier removal or resignation from office.

NAME OF NOMINEE                              AGE            POSITION WITH BELLWETHER
---------------                              ---            ------------------------
J. P. Bryan                                  61             Director*
Douglas Manner                               45             Chairman of the Board, Chief Executive
                                                              Officer and Director*
Cliff M. West, Jr.                           61             Senior Vice President -- Exploitation and
                                                              Exploration
Roland E. Sledge                             55             Senior Vice President and General Counsel
Dr. Jack Birks                               81             Director*
Vincent H. Buckley                           78             Director*
Habib Kairouz                                34             Director*
A. K. McLanahan                              75             Director*
Townes G. Pressler                           65             Director*
Judy Ley Allen                               61             Director*

---------------

* nominee for director

     MR. BRYAN is Senior Managing Director of Torch Energy Advisors Incorporated which provides accounting and operational outsourcing services to oil and gas businesses. He was Bellwether's Chief Executive Officer and President between August 2, 1999 and May 15, 2000 and was Chairman of the Board from August 2, 1999 to December 6, 2000. He has served as a Director of Bellwether since June 2, 1997. Mr. Bryan was Bellwether's Chairman of the Board from August 1987 to June 1997, and Chief Executive Officer from June 1994 to January 1995 and from August 1987 to March 1988. From January 1995 to February 1998, Mr. Bryan was Chief Executive Officer of Gulf Canada Resources Limited. He was Chairman of the Board of Nuevo Energy Company, an independent oil and gas company, from March 1990 to December 1997, and was Chief Executive Officer of Nuevo from March 1990 to January 1995. Mr. Bryan was also Chairman of the Board and Chief Executive Officer of Torch and its predecessor from January 1985 to May 1997 and, since October 1998, has served as the Senior Managing Director of Torch Energy Advisors Incorporated. Mr. Bryan is also a member of the board of directors of AutoNation, Inc., a seller of new and used automobiles.

     MR. MANNER joined Bellwether Exploration as its President and Chief Executive Officer on May 31, 2000. He was appointed Chairman of the Board on December 6, 2000. Prior to that, he was responsible for international operations at Gulf Canada Resources Limited, an independent exploration and production company, as Vice President and Chief Operating Officer. He began his career as an Operations Reservoir Engineer at Amoco Production Company, later becoming District Manager. Mr. Manner joined Ryder Scott Petroleum Engineers, an international independent reserve engineering firm, as a Consulting Reservoir Engineer in 1981, and rose through the ranks of the company. In 1995, as Senior Vice President, he opened and established Ryder Scott's branch office in Calgary, Canada. Mr. Manner holds a Bachelor of Science degree in Mechanical Engineering from Rice University.

     MR. WEST has served as Senior Vice President -- Exploration and Exploitation since September 29, 1999. Mr. West served as Bellwether's acting International General Manager from June 1998 until August 1999. From November 1994 until joining Bellwether in November 1997 as a geophysicist consultant, Mr. West served as Vice President of Norcen Energy Resources Limited. He served as Vice President of Norcen Explorer from 1987 until November 1994. Mr. West has over 35 years of experience in the oil and gas industry.

     MR. SLEDGE joined Bellwether as its Senior Vice President and General Counsel in January 2001. Mr. Sledge is also a Managing Director of Torch, a position he has held since 1996. Prior to 1996, he was a Vice President and General Counsel of Torch since 1983. Mr. Sledge began his career in energy law as an attorney with the Federal Power Commission in Washington, D.C. where he was a staff attorney assigned to the Producer Rates Section. He subsequently became an assistant to the Chairman of the agency, where he was responsible for advising the Chairman on matters related to natural gas. He later served as Assistant General Counsel of the American Gas Association, Washington, D.C. Prior to joining Torch in 1983, he practiced law with the Houston law firm of Watt, White & Gill, specializing in oil and gas law.

     DR. BIRKS has been a director of Bellwether since 1988. He was Chairman of the Board of Midland & Scottish Resources Plc. until September 30, 1997. He is life President of British Marine Technology Limited. Dr. Birks served as Chairman of the Board of North American Gas Investment Trust Plc. from 1989 until his retirement in 1995; as Chairman of the Board of Charterhouse Petroleum Plc. from 1982 to 1986; as Chairman of the Board of London American Energy Inc. from 1982 to 1988; as Vice Chairman of the Board of Petrofina (UK) Limited from 1986 to 1989; and as a Managing Director of the Board of British Petroleum Company Plc. from 1978 until his retirement in March 1982. He was appointed as a Director of Gulf Indonesia Resources Limited, an independent exploration and production company based in Indonesia, in August 1997.

     MR. BUCKLEY has been a director of Bellwether since 1987. He has been Of Counsel to the law firm of Locke, Liddell & Sapp, L.L.P. since January 1989. He also serves as a Director of Enron Funding Corporation, a Director of Enron Cash Company and an Independent Manager of ECT Coal Co. III and ENA CLO I Holding Company. Mr. Buckley was President and Chief Executive Officer of Cockburn Oil

Corporation from August 1984 until September 1988, and was Vice President of Apache Corporation, an oil and gas company, from October 1982 to August 1984. From June 1950 until October 1982, he served in various legal and management positions for Dow Chemical Company.

     MR. KAIROUZ has been a director of Bellwether since August 26, 1994. Mr. Kairouz is a Managing Director of Rho Management Company, Inc., an investment advisory firm which serves as advisor to the principal investor of Alpine Investment Partners. Prior to joining Rho in 1993, Mr. Kairouz was employed for five years in investment banking at the firms of Jesup & Lamont Securities, Inc. and more recently, Reich & Co., Inc. Mr. Kairouz serves on the boards of directors of iVillage Inc. and a number of other privately held companies in the information technology and internet sectors. Mr. Kairouz received his BS and BA from Cornell University and an MBA from Columbia University.

     MR. MCLANAHAN has been a director of Bellwether since November 6, 1987. He has been a First Vice President of PaineWebber Incorporated, an investment bank, since January, 1995. He was a Vice President of Kidder Peabody & Co., Inc., an investment banking firm, from April 1985 until its sale to PaineWebber in 1995. From April 1982 to April 1985, he served as a Senior Vice President and Branch Office Manager of Donaldson, Lufkin & Jenrette, Inc., an investment banking firm. Mr. McLanahan currently serves as Chairman of the Houston Symphony Society and the Governing Board of the Yale University Art Gallery.

     MR. PRESSLER has been a director of Bellwether since November 21, 1997. He has been owner and President of Tepee Petroleum Company, Inc., an exploration and production company with operations in Texas, Louisiana and Oklahoma, and Pressler Petroleum Consultants, a reservoir engineering consulting firm, since 1985. From 1983 to 1985, he was President, Chief Operating Officer and Director of Philip Hill Energy, Inc., PHE (Texas) Inc. and PHE (Ohio) Inc., three exploration and production companies owned by Philip Hill Investment Trust, London. From 1979 to 1983, he was co-founder, President and Director of Republic Oil and Gas Corp., a private exploration and production company. Mr. Pressler is a registered professional engineer in the state of Texas and has 40 years of experience in the oil and gas industry.

     MS. ALLEN has been a director of Bellwether since January 5, 2000. She has been a Co-Manager and Partner of The Fairways at Pole Creek Development, L.L.C., which is engaged in the development of a 27-hole, residential golf course community in Winter Park, Colorado, since 1996. In addition, she has been an Asset Manager for Allen Investments with significant investments in oil and gas, real estate, timberland and stocks and bonds since 1977. Ms. Allen currently serves as a board member of the Federal Reserve Bank of Dallas and on the Advisory Board of Governors for Rice University. Ms. Allen is involved in many civic activities including the Houston Ballet Foundation Board and the Houston Museum of Natural Science, where she serves as a Finance Committee member. Ms. Allen received her BA from Stanford University and an MBA from Harvard Business School.

     All officers and directors (including the nominees) of Bellwether are United States citizens, except Dr. Birks, who is a citizen of the United Kingdom, and Habib Kairouz, who is a citizen of Lebanon.

INFORMATION CONCERNING THE OPERATION OF THE BELLWETHER BOARD

     Bellwether has a compensation committee comprised of Messrs. McLanahan and Buckley and Dr. Birks. The function of the compensation committee is to administer the 1994 plan and the 1996 plan, to establish the compensation of Bellwether's Chief Executive Officer and to review the compensation of Bellwether's other executive officers. The compensation committee met three times during the last year.

     Bellwether has an audit committee composed of Messrs. McLanahan and Buckley and Dr. Birks. The primary function of the audit committee is to review the annual audit of Bellwether's financial statements with Bellwether's independent accountants. In addition, the audit committee approves other professional services provided by the accountants and evaluates the independence of the accountants. The audit committee also reviews the scope and results of Bellwether's procedures for internal auditing, the adequacy of Bellwether's system of internal accounting controls, and Bellwether's disclosure policies and procedures. The audit committee met seven times during the last year.

     The Bellwether board met formally four times during the last year. During the last year, all directors attended at least 75% of the total number of meetings of the board of directors, and each committee member attended at least 75% of the total number of meetings held by all committees on which he served.

     Bellwether does not have a nominating committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The service of the members of Bellwether's compensation committee does not create any corporate interlocks or insider participation between the compensation committee and another entity.

COMPENSATION OF DIRECTORS

     Directors who are neither officers nor employees of Bellwether, or non-employee directors, received $5,000 per meeting during the year ended December 31, 2000, and were reimbursed for reasonable expenses incurred in attending Bellwether board meetings. Each member of the compensation and audit committees also received $1,000 per meeting. Directors who are officers or employees of Bellwether received no additional compensation for services as members of the board. Bellwether paid a total of $150,000 in director's fees for the last year. Each non-employee director receives an annual grant of 4,000 options under the 1996 plan.

EXECUTIVE COMPENSATION

                           SUMMARY COMPENSATION TABLE

     The following Summary Compensation Table details annual and long-term compensation paid during the periods indicated to persons described below:

                                                                                LONG TERM COMPENSATION
                                           ANNUAL COMPENSATION                  ----------------------
                             ------------------------------------------------   NUMBER
NAME AND                     FISCAL                           OTHER ANNUAL        OF       ALL OTHER
PRINCIPAL POSITION            YEAR     SALARY     BONUS      COMPENSATION(1)    OPTIONS   COMPENSATION
------------------           ------   --------   --------   -----------------   -------   ------------
J. P. Bryan(2).............   2000    $281,730   $ 75,000(3)        --           79,000    $27,500(5)
  Chairman of the Board       1999     125,000    150,000          --           334,000            --
Douglas Manner(2)..........   2000    $218,750   $240,000(4)        --          500,000    $14,250(5)
  President, Chief
     Executive
  Officer and Chairman
  of the Board
Cliff M. West, Jr..........   2000    $154,167   $ 12,500(3)        --           60,000    $ 9,250(5)
  Senior Vice President --
  Exploitation and            1999     124,500     37,500          --            25,000     10,000(5)
  Exploration                 1998      54,000      5,400          --            27,000      3,240(5)
Robert J. Bensh(6).........   2000    $120,000   $ 10,000(3)        --           50,000    $13,200(5)
  Senior Vice President --    1999     108,000     30,000          --            27,000      8,800(5)
  Finance                     1998     100,800     10,000          --            40,000      6,040(5)

---------------

(1) None of the named executive officers received perquisites or other personal benefits, securities or property, the aggregate annual amount of which exceeded the lesser of $50,000 or 10% of the total annual salary and bonus reported for the named executive.

(2) Mr. Bryan was appointed Chairman of the Board and Chief Executive Officer on August 2, 1999. Mr. Manner was appointed Chief Executive Officer and President on May 15, 2000 and Chairman of the Board on December 6, 2000, replacing Mr. Bryan in those offices.

(3) Represents bonus payment for services rendered in 2000 to be paid in 2001.

(4) Represents $150,000 paid to Mr. Manner as a signing bonus and $90,000 for services rendered in 2000 to be paid in 2001.

(5) Consists of car allowance, matching and profit-sharing contributions under Bellwether's simplified employee pension plan and matching deferred compensation contributions under Bellwether's deferred compensation plan.

(6) Mr. Bensh joined the company in January 1998. Mr. Bensh resigned from the position of Senior Vice President -- Finance of Bellwether on January 1, 2001.

EXECUTIVE EMPLOYMENT CONTRACTS

     On May 15, 2000, Bellwether entered into a three-year employment agreement with Douglas G. Manner to serve as Bellwether's President and Chief Executive Officer. The agreement provides for a base salary of $350,000 per year, subject to increase by the compensation committee. Mr. Manner is also entitled to a discretionary bonus based upon performance as determined by the compensation committee, an automobile allowance, standard insurance and medical benefits.

     Mr. Manner's agreement may be terminated by either party. If, during the term of the agreement, Mr. Manner's employment is terminated by Bellwether for reasons other than "cause" or by Mr. Manner for "good reason," Bellwether is obligated to pay Mr. Manner a severance payment equal to the sum of his highest annual salary and highest annual bonus paid during the last two years immediately preceding the date of termination. If Bellwether terminates the agreement other than for cause within the one year period following a change of control, Mr. Manner's severance payment will be equal to two times the sum of his highest annual salary paid during the last two years immediately preceding the date of termination and highest annual bonus paid while employed by Bellwether. In addition, upon any termination by Bellwether for reasons other than cause or for good reason, outstanding stock options will immediately vest. "Cause" is generally defined in the agreement as the failure of Mr. Manner to render services to Bellwether as provided in the agreement or the commission of fraud or other specified illegal acts. "Good reason" is defined as a material change in position or duties, a reduction in salary or other benefits, a required relocation or a material breach of the agreement by Bellwether.

     On April 1, 2000, Bellwether entered into a two-year employment agreement with Cliff M. West, Jr. to serve as Bellwether's Senior Vice
President -- Exploration and Exploitation. The terms of this employment agreement provide for a base salary of $150,000 per year, subject to increase at the discretion of the compensation committee. Mr. West is also entitled to a discretionary bonus based upon performance (as determined by the compensation committee) and standard insurance and medical benefits.

     The agreement may be terminated by either party. If, during the term of the agreement, Mr. West's employment is terminated by Bellwether for reasons other than "cause" or by Mr. West for "good reason," Bellwether is obligated to pay Mr. West a severance payment equal to the sum of his highest annual salary and highest annual bonus paid during the last two years immediately preceding the date of termination. If Bellwether terminates the agreement other than for cause occurs within the one year period following a change of control, Mr. West's severance payment will be equal to two times the sum of his highest annual salary paid during the last two years immediately preceding the date of termination and highest annual bonus paid while employed by Bellwether. In addition, upon any termination by Bellwether for reasons other than cause or for good reason, outstanding stock options will immediately vest.

     On August 1, 1999, Bellwether entered into a two-year employment contract with J.P. Bryan to serve as Bellwether's President, Chairman and Chief Executive Officer. The agreement provides for a base salary of $300,000 per year subject to increase at the discretion of the compensation committee. Mr. Bryan is also entitled to a discretionary bonus based upon performance (as determined by the compensation committee), an automobile allowance and standard insurance and medical benefits. The agreement was terminated when Mr. Bryan was replaced by Mr. Manner as President and Chief Executive Officer.

     On April 1, 2000, Bellwether entered into a two-year employment agreements with Robert J. Bensh to serve as Bellwether's Senior Vice President -- Finance. The terms of Mr. Bensh's employment agreement are substantially the same as Mr. West's employment agreement except that Mr. Bensh's employment agreement provides for a base salary of $120,000 per year, subject to increase at the discretion of the compensation committee, and an automobile allowance. Mr. Bensh resigned from the position of Senior Vice President -- Finance on January 1, 2001 and his employment agreement was terminated.

OPTIONS GRANTED IN LAST YEAR

     The following table sets forth certain information concerning grants of options to purchase common stock made during the last year to the executive officers named in the Summary Compensation Table.

                                                    % OF TOTAL
                                                     OPTIONS
                                     NUMBER OF      GRANTED TO
                                    SECURITIES      EMPLOYEES    PER SHARE                GRANT DATE
                                    UNDERLYING        DURING     EXERCISE    EXPIRATION    PRESENT
NAME                              OPTIONS GRANTED      YEAR      PRICE(1)       DATE       VALUE(2)
----                              ---------------   ----------   ---------   ----------   ----------
J. P. Bryan.....................       75,000           8%        $4.540       2/7/10     $1,055,250
                                        4,000            *        $8.750       6/1/10     $   51,800
Douglas G. Manner...............      500,000          54%        $6.290      5/15/10     $6,780,000
Robert J. Bensh.................       50,000           5%        $4.590       2/7/10     $  703,500
Cliff M. West, Jr. .............       60,000           7%        $4.590       2/7/10     $  844,200

---------------

(*)  less than 1%.

(1) The exercise price is the average of high and low price of the common stock on the date of grant.

(2) In accordance with the rules of the SEC, this column illustrates one measure of value for the respective options over a ten-year period using the Black-Scholes option pricing model. This valuation model is hypothetical; the actual amount that will be received by a holder of an option will depend on the excess of the market price of the shares over the exercise price on the date the option is exercised. If the market price does not increase above the exercise price, compensation to the grantee will be zero. The Black-Scholes option pricing model is a mathematical formula used for estimating option values that incorporates various assumptions. The Grant Date Present Value set out in the column above is based on the following assumptions: (a) a ten-year option term; (b) 66% expected future annual stock volatility for the options; (c) a risk-free rate of return of 5 1/4% for the options granted; and (d) no expected dividend yield. The above model does not include any reduction in value for non-transferability, forfeiture or vesting of options.

AGGREGATED OPTION EXERCISES IN LAST YEAR AND YEAR END OPTION VALUES

     The following table sets forth certain information about the exercise during the last year of options to purchase common stock by the executive officers named in the Summary Compensation Table and the number and value of unexercised options to purchase common stock held by such individuals at December 31, 2000. Also reported are the values for "in-the-money" options which represent the positive spread between the exercise price of any such existing stock options and the December 31, 2000 price of the common stock. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of the common stock relative to the exercise price per share of common stock at the time the stock option is exercised. There is no assurance that the values of unexercised, "in-the-money" stock options reflected in this table will be realized.

                                                          UNEXERCISED OPTIONS AT DECEMBER 31, 2000
                                                  ---------------------------------------------------------
                          NUMBER OF                        NUMBER OF                     VALUE OF
                           SHARES                    UNDERLYING SECURITIES         IN-THE-MONEY OPTIONS
                          ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                     ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                     -----------   --------   -----------   -------------   -----------   -------------
J. P. Bryan............      --          --         529,000         25,000      $1,936,145      $ 97,750
Douglas G. Manner......      --          --         166,667        333,333      $  368,334      $736,666
Robert J. Bensh........      --          --          94,334         32,666      $  223,222      $ 96,100
Cliff M. West..........      --          --          87,000         25,000      $  258,440      $103,980

LONG-TERM INCENTIVE PLAN AWARDS IN 2000

     At this time, Bellwether does not have a long-term incentive plan for its employees, other than the 1994 plan and the 1996 plan.

1994 PLAN

     In 1994, the Bellwether board adopted and stockholders approved the Bellwether Exploration Company 1994 Stock Incentive Plan. Bellwether has reserved 825,000 shares of common stock under the 1994 plan. Bellwether has options outstanding to purchase an aggregate of 582,166 shares of common stock under the 1994 plan.

     The compensation committee administers the 1994 plan. The compensation committee has full power to select, from among the persons eligible for awards, the individuals to whom awards are granted, to make any combination of awards to any participant and to determine the specific terms of each grant, subject to the provisions of the 1994 plan. The option price per share of common stock deliverable upon the exercise of a stock option is 100% of the fair market value of a share of common stock on the date the stock option is granted.

     Bellwether's directors, officers and key employees of Bellwether and officers and key employees of Torch Energy Advisors Incorporated who rendered services to Bellwether under the Administrative Services Agreement between Bellwether and Torch, dated January 1, 1994 and under the Master Services Agreement dated October 1, 1999 are eligible to receive stock options or performance shares under the 1994 plan.

1996 PLAN

     In 1996, the board of directors adopted and the stockholders approved the Bellwether Exploration Company 1996 plan. Bellwether has reserved 1.9 million shares of common stock under the 1996 plan. Members of the board of directors who are not employed by Bellwether receive annual automatic grants of stock options. See "Amendment to 1996 Stock Incentive Plan" for more information regarding the 1996 plan.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

     The compensation committee is responsible for establishing policies concerning the compensation of the Bellwether's executive officers. The report of the compensation committee describing Bellwether's compensation philosophy and objectives is presented below.

COMPENSATION COMMITTEE REPORT

     The compensation committee administers Bellwether's executive compensation program. The committee's duties include evaluating the compensation levels of management, considering management succession and administering Bellwether's 1994 plan and 1996 plan. Upon determination of the compensation levels for Bellwether's highest paid officers, the factors used to determine these levels are presented to the entire Bellwether board for review.

     Compensation Philosophy. The purpose of Bellwether's executive compensation policy is to attract and retain executives with the ability to lead Bellwether in achieving its business objectives and strategies in a highly competitive industry. The compensation policy focuses on rewarding executives for outstanding performance in a manner that aligns the interests of Bellwether's executives with stockholders. To achieve these goals, Bellwether's compensation policy consists of three basic elements:

     - base compensation,

     - bonus compensation and

     - stock-based compensation.

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

     In general, the committee relies on the guidelines detailed in the Annual and Long-Term Incentive Plan adopted by the committee in 1997 in choosing the performance measures and targets used to determine each of these three elements of compensation. Although the committee places primary emphasis on the achievement of performance goals, the committee recognizes that services of outstanding value can be rendered by individual officers in periods of financial or operating stringency and will evaluate performance under prevailing business conditions as well.

     Bellwether has entered into employment agreements with its executive officers. The committee believes these agreements, which base a substantial portion of each officer's annual compensation on the performance of Bellwether and the particular contribution of each officer, will further encourage retention and achievement of Bellwether's business objectives. See "Executive Compensation -- Executive Employment Contracts" above for a description of Bellwether's employment agreements with executive officers.

     The committee does not intend to award levels of compensation that would result in a limitation on the deductibility of any portion of an officer's compensation for federal income tax purposes pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. However, if the committee determines that granting compensation that is not deductible is consistent with the strategic goals of Bellwether and is in the best interests of Bellwether, the committee may award such compensation.

     Base Compensation. Bellwether structures its overall compensation program to match pay with performance. However, with respect to setting salaries, the committee believes that there is a necessary degree of subjectivity and does not follow specific objective performance criteria. In setting executive salaries, the committee reviews the base salaries paid to officers in similar positions among energy companies of similar size, complexity and activity. With respect to each executive, the committee considers past performance, contribution to Bellwether's past performance, level of responsibility, experience, seniority, internal equities within Bellwether and general economic and industry conditions. The committee reviews each executive officer's salary annually and in connection with promotions and significant changes in responsibilities.

     During 2000, Mr. Bryan served as Chief Executive Officer of Bellwether until May 31, 2000 and Mr. Manner served as Chief Executive Officer for the remainder of the year. Both Mr. Bryan and Mr. Manner received the base compensation fixed in their employment contracts.

     Bonus Compensation. The committee views bonus compensation as creating an added incentive for executive officers to achieve specific annual targets and goals. Bonus compensation is based on targets and goals intended to reward executive officers whenever shareholder interests are advanced. The Committee takes numerous factors into account when awarding bonus compensation. These factors include those set forth under "Base Compensation." Stock price is not a specific criteria for determining bonus compensation because numerous factors outside of the control of management affect stock price. The primary performance goals used to set bonus compensation are reductions in costs and improvements in cash flow, earnings and reserves.

     Bonuses earned in 2000 were based on Bellwether's improved operating results in 2000 as compared to 1999 and the contribution of the management team to a successful international acquisition. Bonuses to several executive officers were prorated to reflect the fact that they had not served in such positions for the entire year. Mr. Bryan received a bonus during 2000 of $75,000 to reflect his contributions to the improved results in 2000 and his efforts in expanding Bellwether's international operations. Mr. Manner received $150,000 as a sign on bonus under his employment contract. Mr. Manner also received a discretionary bonus of $90,000 reflecting his efforts in arranging a strategic acquisition for Bellwether.

     Stock-Based Compensation. Stock options serve as the most direct means of aligning the interests of Bellwether's officers with stockholders. The committee grants stock options to executive officers based on the subjective evaluation of the executive's ability to influence Bellwether's long-term performance and to reward outstanding past performance.

     In determining the amount and timing of stock options to be granted, the committee considers the factors set forth under "Base Compensation" as well as the number of outstanding options held by each executive and the size of previous grants. The committee also reviews the stock awards granted to each executive's counterparts in the industry.

     Taking into account the above factors, in 2000 the committee granted additional stock option awards to Bellwether's employees. In particular, the committee awarded stock options to Mr. Bryan, Mr. Bensh and Mr. West upon performance in 2000 to maintain a competitive compensation package and to reward and encourage their efforts to benefit Bellwether's long term performance. These grants are also intended to promote the acquisition of a meaningful equity stake in Bellwether by its executive officers.

     Mr. Manner was awarded options to purchase 500,000 shares of common stock when he was appointed Chief Executive Officer and President of Bellwether. These options initially were to vest in three equal annual installments beginning on May 15, 2001. If the merger is consummated, these options will vest and Mr. Manner will be awarded options to purchase an additional 300,000 shares of Bellwether common stock on the closing date of the merger. These new options vest over three years, commencing one year after the date of the grant.

                                            Dr. Jack Birks
                                            Vincent H. Buckley
                                            A. K. McLanahan

AUDIT COMMITTEE REPORT

     In accordance with its written charter adopted by the board of directors, a copy of which is attached as Annex F, the audit committee assists the board of directors in fulfilling its responsibility for oversight of the quality and integrity of the following:

     - corporate accounting;

     - reporting practices;

     - financial reports;

     - systems of internal control; and

     - financial management.

     The audit committee met with KPMG LLP to discuss the following:

     - accounting practices related to Bellwether's new international activities;

     - new FASB Interpretation No. 44, relating to stock compensation;

     - new pronouncement EITF 98-11, relating to the purchase of an oil and gas company and the potential for goodwill to be recognized and subsequently amortized; and

     - matters required by Independent Standards Board Standard No. 1, relating to the relationships between Bellwether and KPMG LLP which might bear on the auditor's independence.

     Once KPMG LLP completes its audits for the year ended December 31, 2000, the audit committee will meet with KPMG LLP to discuss the matters required to be discussed by Statement on Accounting Standards No. 61. Subject to the results of these discussions and the audit committee's review of the audited financial statements, the audit committee will recommend that the audited financial statements be included in Bellwether's Annual Report on Form 10-K for the year ended December 31, 2000 to be filed with the SEC.

     In 2000, the aggregate fees billed by KPMG LLP in connection with their quarterly and annual audits were $160,063. The aggregate fees billed by KPMG LLP for non-audit services were $118,209.

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

                       TRANSACTIONS WITH RELATED PERSONS

RELATIONSHIP WITH TORCH AND AFFILIATES

  Master Services Agreement

     Bellwether is a party to a Master Services Agreement dated October 1, 1999 and six additional contracts which require Torch and its subsidiaries to administer certain business functions of Bellwether. Torch, headquartered in Houston, Texas, is primarily engaged in the business of providing outsourcing services for clients in the energy industry with respect to the acquisition and divestiture and operation of oil and gas properties, including legal, financial and accounting software services, and the marketing of oil and gas. In addition, Torch provides energy industry investment management and advisory services for public companies and private investors. The Master Services Agreement may be terminated by Bellwether upon 90 days prior notice, subject to a fee based on the remaining terms of the Torch contracts. The Master Services Agreement remains in effect until all of the Torch contracts are terminated. The Torch contracts have initial terms ranging from two to five years. Neither the Master Services Agreement nor the Torch contracts may be terminated by Torch prior to the expiration of their initial terms.

     These services provided by Torch include oil and gas marketing, midstream asset management and accounting, legal, financial, information technology and risk management support. Torch is also responsible for maintaining the books and records of Bellwether and preparing any reports or other documents required by governmental authorities.

     The various Torch contracts have annual fees ranging from fixed amounts of $0.6 million to $3.0 million plus fees based upon percentages of production ranging from 1/2% to 2%, depending on the product. Prior to October 1999, Bellwether was party to an Administrative Services Agreement which required Torch to administer certain activities of Bellwether for monthly fees equal to
(i) one-twelfth of 2% of the book value of Bellwether's assets, excluding cash and cash equivalents, plus (ii) 2% of operating cash flows during such month less 20% of operator's overhead charged on Torch operated properties. The fees paid to Torch under the prior Administrative Services Agreement and the current Master Services Agreement and Torch contracts for the nine months ended September 30, 2000 were $3.3 million. Bellwether believes that the terms and fees under the Master Services Agreement and Torch contracts are comparable with those that could be negotiated with a third party in an arm's length transaction and are fair to Bellwether.

     Under the Master Services Agreement, the monthly fee for administrative services does not apply to extraordinary investing and financing services that Torch may agree to provide to Bellwether upon Bellwether's request. For such investing and financing services Bellwether pays Torch a fee on an hourly basis for Torch employees providing such services, certain overhead expenses with respect to such Torch employees and any related expenses. Bellwether did not pay any fees for these services during the nine months ended September 30, 2000.

     Bellwether has agreed to indemnify Torch and its affiliates for liabilities incurred by Torch or its affiliates for actions taken under the Master Services Agreement and Torch contracts, other than acts of fraud, willful misconduct or gross negligence of Torch or its affiliates or any of their employees.

     A Special Committee of the board of directors composed of Habib Kairouz and Townes G. Pressler, neither of whom are employees of Torch or Bellwether, was formed to monitor the negotiations led by Mr. Bensh related to entering into the Master Services Agreement and Torch contracts. The Special Committee meets periodically to review Torch's performance under the Master Services Agreement and related Torch contracts.

  Other Relationships with Torch

     Torch markets a portion of the oil and natural gas production for certain properties in which Bellwether owns an interest. For the nine months ended September 30, 2000, marketing fees paid by Bellwether to Torch amounted to $417,500.

     Torch began operating the Snyder Gas Plant in December 1993 pursuant to an operating agreement with Bellwether and other interest owners in the Snyder Gas Plant. The amount paid to Torch in connection with such operations during the nine months ended September 30, 2000 was $72,600.

     Costs of evaluating potential property acquisitions and due diligence conducted in conjunction with acquisitions are incurred by Torch at Bellwether's request. Bellwether was charged $1.5 million for such costs in the nine months ended September 30, 2000.

  Ownership of Torch

     J.P. Bryan, a director of Bellwether, is the Senior Managing Director of Torch and owns 1,061,750 shares of common stock of Torch representing 23% of the shares of Torch on a fully diluted basis. Roland Sledge, Bellwether's senior vice president and general counsel, is also a managing director of Torch and owns 5% of the shares of Torch on a fully diluted basis.

  Mining Ventures

     During fiscal year 1992, Bellwether acquired an average 24.4% interest in three mining ventures from an unaffiliated person for $128,500. At the time of such acquisition, Mr. Bryan, his brother, Shelby Bryan, and Robert L. Gerry III, a former employee of Torch, owned an average 21.5% interest in the mining ventures. Bellwether's interest in the mining ventures increases as it pays costs of the venture. On December 31, 1998, Bellwether wrote down the value of its interest in the mining venture by $465,100. In 2000, Bellwether invested $418,150 in the mining ventures, bringing its total investment to $1,166,257 as of September 30, 2000. The value of the asset reflected on Bellwether's books and records was $701,157 at September 30, 2000.

                               PERFORMANCE GRAPH

     The following graph compares the yearly percentage change in Bellwether's cumulative total stockholder return on its common stock to the cumulative total return on the NASDAQ Market Index and the cumulative total return on the Dow Jones Secondary Oil Index for the period of five and one half years commencing June 30, 1995 and ending December 31, 2000.

                              [PERFORMANCE GRAPH]

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

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Bellwether's directors and executive officers, and persons who own more than ten percent of a registered class of the Bellwether's equity securities, to file with the SEC and any exchange or other system on which such securities are traded or quoted, initial reports of ownership and reports of changes in ownership of Bellwether's common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by the SEC's regulations to furnish Bellwether and any exchange or other system on which such securities are traded or quoted with copies of all Section 16(a) forms they filed with the SEC.

     To Bellwether's knowledge, based solely on a review of the copies of such reports furnished to Bellwether and written representations that no other reports were required, Bellwether believes that all reporting obligations of Bellwether's officers, directors and greater than ten percent shareholders under
Section 16(a) were satisfied during the year ended December 31, 2000.

                      RATIFICATION OF INDEPENDENT AUDITORS

     The Bellwether board has appointed KPMG LLP, certified public accountants, as auditors to examine the financial statements of Bellwether for the fiscal year ending December 31, 2001, and to perform other appropriate accounting services and is requesting ratification of such appointment by the stockholders. In the event that the stockholders do not ratify the appointment of KPMG LLP, the adverse vote will be considered as a direction to the Bellwether board to select other auditors for the next fiscal year. However, because of the difficulty and expense of making any substitution of auditors after the beginning of the current fiscal year, it is contemplated that the appointment for the fiscal year ending December 31, 2001, will be permitted to stand unless the Bellwether board finds other reasons for making a change. It is understood that even if the selection of KPMG LLP is ratified, the Bellwether board, in its discretion, may direct the appointment of a new independent accounting firm at any time during the year if the Bellwether board feels that such a change would be in the best interests of Bellwether and its stockholders.

     The ratification of KPMG LLP requires the affirmative vote of holders of a majority of the shares of Bellwether common stock present, in person or proxy, and entitled to vote at the annual meeting.

     THE BELLWETHER BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE PROPOSAL TO APPROVE THE APPOINTMENT OF KPMG LLP AS BELLWETHER'S INDEPENDENT AUDITORS FOR FISCAL YEAR 2001.

                                    EXPERTS

     The audited financial statements of Bellwether as of December 31, 1999 and 1998, and for the years ended December 31, 1999 and 1998, the six-month period ended December 31, 1997 and the year ended June 30, 1997, have been incorporated by reference herein and in this proxy statement/information statement/prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Bargo Energy Company as of December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 included in this proxy statement/information statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The Statement of Revenue and Direct Operating Expense of the East Texas Properties for each of the two years ended December 31, 1998 included in this proxy statement/information statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Information with respect to the oil and gas reserves associated with Bellwether's oil and gas properties is derived from the report of Ryder Scott Company Petroleum Engineers, independent consulting petroleum engineers, and has been included and incorporated by reference herein upon the authority of said firm as experts with respect to the matters covered by such report and in giving such report.

     Information with respect to the oil and gas reserves associated with Bargo's oil and gas properties is derived from the reports of Netherland Sewell & Associates, Inc. and T. J. Smith & Company, Inc. independent consulting petroleum engineers, and has been included herein upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

     The Statements of Combined Revenues and Direct Operating Expenses of the Oil and Gas Properties Purchased by Bargo from Texaco for the years ended December 31, 1999 and 1998 included in this proxy statement/information statement/prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Bellwether common stock offered hereby will be passed upon by Haynes and Boone, LLP. In addition, Akin, Gump, Strauss, Hauer & Feld, L.L.P. and Haynes and Boone, LLP have delivered opinions to Bargo and Bellwether, respectively, as to certain tax matters. Haynes and Boone, LLP has represented Bargo on matters unrelated to the merger, and Akin, Gump, Strauss, Hauer & Feld, L.L.P. has represented Bellwether on matters unrelated to the merger.

                        BELLWETHER STOCKHOLDER PROPOSALS

     Pursuant to various rules promulgated by the SEC, any proposals of holders of Bellwether common stock intended to be presented to the annual meeting of stockholders of Bellwether to be held in 2002 must have been received by Bellwether, addressed to Lance Weaver, Director Investor Relations, 1331 Lamar,
Suite 1455, Houston, Texas 77010-3039, no later than                       , 200
          , to be included in Bellwether's proxy statement and form of proxy relating to that meeting.

     In addition to the Securities and Exchange Commission rules described in the preceding paragraph, Bellwether's bylaws provide that for business to be properly brought before Bellwether's annual meeting by a stockholder, the stockholder must have given timely notice in writing of the business to be brought before the meeting. To be timely, a stockholder's notice must be delivered to or mailed and received at Bellwether's principal executive offices,
1331 Lamar, Suite 1455, Houston, Texas 77010-3039, on or before           ,
2001. A stockholder's notice to the Secretary must contain certain information specified in Bellwether's bylaws.

     Nominations of persons for election to Bellwether's board of directors may be made by a stockholder at a meeting of stockholders only pursuant to timely notice in writing to Bellwether's corporate secretary. To be timely, a stockholder's notice must be delivered to or mailed and received at Bellwether's principal executive offices, 1331 Lamar, Suite 1455, Houston, Texas 77010-3039
(i) with respect to an election to be held at the annual meeting of stockholders of Bellwether, on or before 90 days before the annual meeting, and (ii) with respect to an election to be held at an annual meeting of stockholders of Bellwether for the election of directors, not later than the close of business on the 10th day following the date on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever first occurs. Such stockholder's notice to the corporate secretary must contain certain information specified in Bellwether's bylaws.

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

                      WHERE YOU CAN FIND MORE INFORMATION

     Bellwether and Bargo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-8330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

     Bellwether filed a Registration Statement on Form S-4 to register with the SEC the Bellwether common stock that Bellwether will issue to Bargo shareholders in the merger. This document is part of that Registration Statement and constitutes a prospectus of Bellwether in addition to being a proxy statement for Bellwether for the Bellwether annual meeting and an information statement for Bargo for Bargo's written consent. As allowed by SEC rules, this document does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows Bellwether to "incorporate by reference" information into this document, which means that Bellwether can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document.

     This document incorporates by reference the Bellwether documents set forth below:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed March 24, 2000;

          2. Quarterly Report on Form 10-Q, for the quarter ended September 30, 2000, filed November 13, 2000;

          3. Quarterly Report on Form 10-Q, for the quarter ended June 30, 2000, filed August 11, 2000;

          4. Quarterly Report on Form 10-Q, for the quarter ended March 31, 2000, filed May 15, 2000;

          5. Current Report on Form 8-K, filed May 18, 2000; and

          6. Current Report on Form 8-K, filed January 25, 2001.

     Bellwether is also incorporating by reference additional documents that it files with the Securities and Exchange Commission between the date of this document and the date of the Bellwether annual meeting. Bargo does not satisfy the requirements to incorporate by reference its public documents in this Registration Statement.

     If you are a stockholder of Bellwether or Bargo, we may have sent you some of the documents listed above, but you can obtain any of them from us or the Securities and Exchange Commission. Documents listed above are available from us without charge, excluding all exhibits unless the exhibits have specifically been incorporated by reference in this document. Stockholders may obtain documents listed above by requesting them in writing from Bellwether at the following address:

                         Bellwether Exploration Company
                             1331 Lamar, Suite 1455
                           Houston, Texas 77010-3039
                         Attention: Investor Relations

     If you would like to request documents from us, please do so by
            , 2001 so that you may receive them before the Bellwether annual meeting. You should rely only on the information contained in this document to vote on the proposals submitted by the Bellwether board. We have not authorized anyone to provide you with information that is different from what is contained
in this document. This document is dated               , 2001. You should not
assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to shareholders of Bargo and stockholders of Bellwether nor the issuance of Bellwether common stock in the merger shall create any implication to the contrary.

     Bellwether has provided all of the information contained in this document with respect to Bellwether and Bargo has provided all of the information contained in this document with respect to Bargo.

     IF YOU OWN BELLWETHER COMMON STOCK, YOU ARE URGED TO SIGN, DATE AND PROMPTLY MAIL THE ENCLOSED PROXY IN THE ENCLOSED PREPAID ENVELOPE. PROMPT RETURN OF YOUR PROXY MAY SAVE BELLWETHER ADDITIONAL SOLICITATION EXPENSE. IF YOU OWN BARGO COMMON STOCK, YOU ARE NOT BEING ASKED FOR A PROXY. DO NOT SEND US A PROXY.

     WE ENCOURAGE ALL BELLWETHER STOCKHOLDERS TO ATTEND THE BELLWETHER ANNUAL
MEETING ON             , 2001.

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                         GLOSSARY OF OIL AND GAS TERMS

TERMS USED TO DESCRIBE QUANTITIES OF OIL AND NATURAL GAS

     - Bbl -- One stock tank barrel, or 42 US gallons liquid volume, of crude oil or other liquid hydrocarbons.

     - Bcf -- One billion cubic feet of natural gas.

     - Bcfe -- One billion cubic feet of natural gas equivalent.

     - BOE -- One barrel of oil equivalent, converting gas to oil at the ratio of 6 Mcf of gas to 1 Bbl of oil.

     - MBbl -- One thousand Bbls.

     - Mcf -- One thousand cubic feet of natural gas.

     - MMBbl -- One million Bbls of oil or other liquid hydrocarbons.

     - MMcf -- One million cubic feet of natural gas.

     - MBOE -- One thousand BOE.

     - MMBOE -- One million BOE.

     - MMBTU -- One million British thermal units.

TERMS USED TO DESCRIBE OUR INTERESTS IN WELLS AND ACREAGE

     - Gross oil and gas wells or acres -- Our gross wells or gross acres represents the total number of wells or acres in which we own a working interest.

     - Net oil and gas wells or acres -- Determined by multiplying "gross" oil and natural gas wells or acres by the working interest that we own in such wells or acres represented by the underlying properties.

TERMS USED TO ASSIGN A PRESENT VALUE TO OUR RESERVES

     - Standard measure of proved reserves -- The present value, discounted at 10%, of the pre-tax future net cash flows attributable to estimated net proved reserves. We calculate this amount by assuming that we will sell the oil and gas production attributable to the proved reserves estimated in our independent engineer's reserve report for the prices we received for the production on the date of the report, unless we had a contract to sell the production for a different price. We also assume that the cost to produce the reserves will remain constant at the costs prevailing on the date of the report. The assumed costs are subtracted from the assumed revenues resulting in a stream of future net cash flows. Estimated future income taxes using rates in effect on the date of the report are deducted from the net cash flow stream. The after-tax cash flows are discounted at 10% to result in the standardized measure of our proved reserves. The standardized measure of our proved reserves is disclosed in our audited financial statements at note 16.

     - Discounted present value (pre-tax) -- The discounted present value of proved reserves is identical to the standardized measure, except that estimated future income taxes are not deducted in calculating future net cash flows. We disclose the discounted present value without deducting estimated income taxes to provide what we believe is a better basis for comparison of our reserves to the producers who may have different tax rates.

TERMS USED TO CLASSIFY OUR RESERVE QUANTITIES

     - Proved reserves -- The estimated quantities of crude oil, natural gas and natural gas liquids which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

     The SEC definition of proved oil and gas reserves, per Article 4-10(a)(2) of Regulation S-X, is as follows:

          Proved oil and gas reserves. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverage in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

             (a) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions net yet drilled, but which can be reasonable judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

             (b) Reserves which can be produced economically through application of improved recovery, techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

             (c) Estimates of proved reserves do not include the following: (1) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (2) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geological, reservoir characteristics, or economic factors; (3) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and (4) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

     - Proved developed reserves -- Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

     - Proved undeveloped reserves -- Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

TERMS WHICH DESCRIBE THE PRODUCTIVE LIFE OF A PROPERTY OR GROUP OF PROPERTIES

     - Reserve life -- A measure of the productive life of an oil and gas property or a group of oil and gas properties, expressed in years. Reserve life index for the years ended December 31, 1996, 1997 or 1998 equal the estimated net proved reserves attributable to a property or group of properties divided by production from the property or group of properties for the four fiscal quarters superceding the date as of which the proved reserves were estimated.

       INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF BARGO ENERGY COMPANY

                                                              PAGE
                                                              ----
Report of Independent Accountants dated March 3, 2000.......   F-2
Consolidated Balance Sheet at December 31, 1999 and 1998....   F-3
Consolidated Statement of Operations for the years ended
  December 31, 1999 and 1998................................   F-4
Consolidated Statement of Changes in Stockholders' Equity...   F-5
Consolidated Statement of Cash Flows........................   F-6
Notes to Consolidated Financial Statements for the years
  ended December 31, 1999 and 1998..........................   F-7
Introduction to Consolidated Financial Statements...........  F-20
Consolidated Balance Sheet at September 30, 2000 and 1999...  F-21
Consolidated Statement of Operations for the three months
  ended September 30, 2000 and 1999.........................  F-22
Consolidated Statement of Operations for the nine months
  ended September 30, 2000 and 1999.........................  F-23
Consolidated Statement of Cash Flows for the nine months
  ended September 30, 2000 and 1999.........................  F-24
Notes to Consolidated Financial Statements..................  F-25
Report of Independent Accountants dated November 15, 1999...  F-29
Statement of Revenues and Direct Operating Expenses -- East
  Texas Properties..........................................  F-30
Notes to Historical Summaries of Revenues and Direct
  Operating Expenses of the East Texas Properties...........  F-31
Report of Independent Accountants dated April 28, 2000......  F-34
Statements of Combined Revenues and Direct Operating
  Expenses of the Oil and Gas Properties Purchased from
  Texaco....................................................  F-35
Notes to Statements of Combined Revenues and Direct
  Operating Expenses of the Oil and Gas Properties Purchased
  from Texaco...............................................  F-36
Unaudited Pro Forma Combined Financial Statements for the
  nine months ended September 30, 2000 and the year ended
  December 31, 1999.........................................  F-39
Unaudited Combined Balance Sheet for the nine months ended
  September 30, 2000 and year ended December 31, 1999.......  F-40
Unaudited Combined Statement of Operations for the nine
  months ended September 30, 2000 and year ended December
  31, 1999..................................................  F-41
Unaudited Combined Statement of Operations for the year
  ended December 31, 1999...................................  F-42
Notes to Unaudited Pro Forma Combined Financial
  Statements................................................  F-43

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Bargo Energy Company

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of stockholders' equity present fairly, in all material respects, the financial position of Bargo Energy Company and its subsidiaries (formerly Future Petroleum Corporation) at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
March 3, 2000

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                           DECEMBER 31, 1999 AND 1998
                                 (IN THOUSANDS)

                                                               1999      1998
                                                              -------   -------
                                    ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 2,375   $ 1,241
  Trade accounts receivable:
    Accrued oil and gas sales...............................    7,629     2,581
    Joint interest billings.................................      210        55
    Advance to related party................................       19         8
                                                              -------   -------
         Total current assets...............................   10,233     3,885
                                                              -------   -------
Property and equipment:
  Oil and gas properties, full cost method..................   76,107    45,992
  Other.....................................................      696       648
                                                              -------   -------
         Total property and equipment.......................   76,803    46,640
  Less -- accumulated depletion, depreciation and
    amortization............................................   (6,220)   (1,566)
                                                              -------   -------
         Net property and equipment.........................   70,583    45,074
                                                              -------   -------
Other assets:
  Goodwill, net of accumulated amortization of $208 and $8,
    respectively............................................    1,792     1,984
  Loan costs, net of accumulated amortization of $436 and
    $25, respectively.......................................    1,890       965
  Other.....................................................       41        40
                                                              -------   -------
         Total other assets.................................    3,723     2,989
                                                              -------   -------
         Total assets.......................................  $84,539   $51,948
                                                              =======   =======

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Current portion of long-term debt.........................  $     6   $ 8,952
  Trade accounts payable....................................    2,623     1,457
  Accrued oil and gas proceeds payable......................    1,805       514
  Accrued interest payable..................................       84       430
  Advance from related party................................      199       566
                                                              -------   -------
         Total current liabilities..........................    4,717    11,919
                                                              -------   -------
Long-term debt, less current portion........................   20,780    30,907
                                                              -------   -------
Deferred tax liability......................................    3,085     1,011
                                                              -------   -------
Commitments and contingencies (Note 9)
Redeemable preferred stock; 10% cumulative; $.01 par value;
  5,000,000 and 0 shares authorized and issued,
  respectively, net of unamortized issuance costs...........   51,664
                                                              -------
Stockholders' equity:
  Preferred stock, $.01 par value, 0 and 200,000 shares
    authorized, 0 and 100,000 shares issued and outstanding
    at December 31, 1999 and 1998, respectively.............                  1
  Common stock, $.01 par value; 120,000,000 and 30,000,000
    shares authorized, 87,932,726 and 22,320,066 shares
    outstanding at December 31, 1999 and 1998,
    respectively............................................      921       223
  Additional paid-in capital................................    6,878     6,543
  Treasury stock............................................   (2,040)
  Retained earnings (deficit)...............................   (1,466)    1,344
                                                              -------   -------
         Total stockholders' equity.........................    4,293     8,111
                                                              -------   -------
         Total liabilities and stockholders' equity.........  $84,539   $51,948
                                                              =======   =======

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                                                 1999          1998
                                                              -----------   ----------
Revenues:
  Oil and gas sales.........................................  $    19,134   $    3,663
  Well operation fees.......................................                        16
                                                              -----------   ----------
          Total revenues....................................       19,134        3,679
                                                              -----------   ----------
Costs and expenses:
  Lease operations and production taxes.....................        7,685        1,826
  General and administrative................................        3,659          783
  Depletion, depreciation and amortization..................        4,898        1,316
                                                              -----------   ----------
          Total expenses....................................       16,242        3,925
                                                              -----------   ----------
Other income and expense:
  Interest expense..........................................        2,378        1,238
  Interest income and other.................................           (8)         (19)
                                                              -----------   ----------
          Total other income and expense....................        2,370        1,219
                                                              -----------   ----------
Income (loss) before income taxes and extraordinary item....          522       (1,465)
Income tax benefit..........................................          141          287
                                                              -----------   ----------
Income (loss) before extraordinary item.....................          663       (1,178)
Extraordinary gain on conversion of debt....................                     2,586
                                                              -----------   ----------
Net income..................................................          663        1,408
Redeemable preferred stock dividends, including accretion
  (Note 2)..................................................       (3,473)
                                                              -----------   ----------
Net income (loss) available to common shareholders..........  $    (2,810)  $    1,408
                                                              ===========   ==========
Net income (loss) per common share -- basic and diluted.....  $     (0.04)  $     0.14
Weighted average common shares outstanding..................   75,942,000    9,924,000

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1999 AND 1998
                     (IN THOUSANDS, EXCEPT FOR SHARE DATA)

                                PREFERRED STOCK       COMMON STOCK       ADDITIONAL      TREASURY STOCK      RETAINED
                               -----------------   -------------------    PAID-IN     --------------------   EARNINGS
                                SHARES    AMOUNT     SHARES     AMOUNT    CAPITAL       SHARES     AMOUNT    (DEFICIT)
                               --------   ------   ----------   ------   ----------   ----------   -------   ---------
Balances, December 31,
  1997.......................                       5,678,779    $ 57      $4,413                             $   (64)
  Shares issued for oil and
    gas properties...........   100,000      1      5,163,192      52          21
  Shares issued for fixed
    assets...................                       2,414,776      24         593
  Shares issued for
    retirement of debt.......                       8,495,683      85       1,312
  Shares issued for options
    exercised................                         110,000       1          57
  Shares issued for repayment
    of interest..............                         267,400       2          66
  Shares issued for
    services.................                         190,236       2          81
  Net income.................                                                                                   1,408
                               --------    ---     ----------    ----      ------                             -------
Balances, December 31,
  1998.......................   100,000      1     22,320,066     223       6,543                               1,344
  Stock issuance costs.......                                                (420)
  Shares issued for options
    exercised................                          37,720                  10
  Preferred shares converted
    to common shares.........  (100,000)    (1)    26,000,000     260        (259)
  Shares issued at
    reorganization (Note
    2).......................                      43,815,810     438        (438)
  Treasury shares acquired by
    assignment...............                                               1,951     (3,902,818)  $(1,951)
  Treasury shares acquired
    for cash.................                                                           (338,052)      (89)
  Stock options
    repurchased..............                                                (509)
  Redeemable preferred stock
    dividends, including
    accretion (Note 2).......                                                                                  (3,473)
  Net income.................                                                                                     663
                               --------    ---     ----------    ----      ------     ----------   -------    -------
Balances, December 31,
  1999.......................        --     --     92,173,596    $921      $6,878     (4,240,870)  $(2,040)   $(1,466)
                               ========    ===     ==========    ====      ======     ==========   =======    =======

                                   TOTAL
                               STOCKHOLDERS'
                                  EQUITY
                               -------------
Balances, December 31,
  1997.......................     $4,406
  Shares issued for oil and
    gas properties...........         74
  Shares issued for fixed
    assets...................        617
  Shares issued for
    retirement of debt.......      1,397
  Shares issued for options
    exercised................         58
  Shares issued for repayment
    of interest..............         68
  Shares issued for
    services.................         83
  Net income.................      1,408
                                  ------
Balances, December 31,
  1998.......................      8,111
  Stock issuance costs.......       (420)
  Shares issued for options
    exercised................         10
  Preferred shares converted
    to common shares.........
  Shares issued at
    reorganization (Note
    2).......................
  Treasury shares acquired by
    assignment...............
  Treasury shares acquired
    for cash.................        (89)
  Stock options
    repurchased..............       (509)
  Redeemable preferred stock
    dividends, including
    accretion (Note 2).......     (3,473)
  Net income.................        663
                                  ------
Balances, December 31,
  1999.......................     $4,293
                                  ======

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998
                                 (IN THOUSANDS)

                                                                1999       1998
                                                              --------   --------
Cash flows from operating activities:
  Net income................................................  $    663   $  1,408
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depletion, depreciation and amortization...............     4,898      1,316
     Extraordinary gain on conversion of debt...............               (2,586)
     Amortization of debt issue costs.......................       411
     Amortization of organizational costs...................                   45
     Stock issued for services..............................                   83
     Stock issued to pay interest expense...................                   68
     Deferred income taxes..................................      (141)      (287)
                                                              --------   --------
                                                                 5,831         47
     Change in working capital items:
       (Increase) in accounts receivable....................    (5,202)    (2,359)
       (Increase) in advances to related parties............       (12)
       Increase in accounts payable and accrued
        liabilities.........................................     2,111      2,101
       Increase (decrease) in advances from related
        parties.............................................      (367)       561
                                                              --------   --------
          Net cash provided by operating activities.........     2,361        350
                                                              --------   --------
Cash flows from investing activities:
  Acquisition of oil and gas properties.....................   (27,900)   (29,857)
  Acquisition of assets.....................................        (2)    (2,000)
  Acquisition of property and equipment.....................       (97)
  Decrease in notes receivable and deferred gain............                   53
  Decrease in lease operating rights........................                   96
  Other.....................................................                   16
                                                              --------   --------
          Net cash (used in) investing activities...........   (27,999)   (31,692)
                                                              --------   --------
Cash flows from financing activities:
  Proceeds from issuance of debt............................    18,935     44,505
  Proceeds from issuance of redeemable preferred stock......    50,000
  Stock issuance costs......................................    (2,229)
  Purchase of treasury stock................................       (89)
  Repurchase of stock options...............................      (509)
  Repayment of debt.........................................   (38,009)   (11,283)
  Debt issue costs..........................................    (1,337)      (990)
  Proceeds from exercise of stock options...................        10         58
                                                              --------   --------
          Net cash provided by financing activities.........    26,772     32,290
                                                              --------   --------
Net increase in cash........................................     1,134        948
Cash and cash equivalents, beginning of year................     1,241        293
                                                              --------   --------
Cash and cash equivalents, end of year......................  $  2,375   $  1,241
                                                              ========   ========
Supplemental information:
  Cash paid during the year for interest....................  $  2,162   $    739
Non-cash investing and financing activities
See Notes 4, 6 and 8.

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Company Operations

     Bargo Energy Company (formerly Future Petroleum Corporation) (the Company or Bargo) is engaged primarily in the acquisition, development and production of oil and gas reserves and operation of oil and gas wells.

     The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries, Alaska Eldorado Gold Company (AEG), Future Cal-Tex Corporation (FCT), Future Energy Corporation (FEC) and Future Petroleum Corporation of Texas (FPCT). In addition, the financial statements include the accounts of BMC Development No. 1, Ltd. (BMC), Future Acquisition 1995, Ltd.
(FAQ) and NCI Shawnee Limited Partnership (NCI) (the Partnerships). As of December 31, 1999 and 1998, Bargo and its subsidiaries held 100% of the ownership interests of the Partnerships (Note 4). Intercompany accounts and transactions are eliminated in consolidation.

     On April 26, 1999 (the Effective Date), Future Petroleum Corporation, a Utah corporation (Future), merged with Bargo Energy Company, a Texas corporation (Bargo). Bargo was incorporated under the name FPT Corporation on January 26, 1999 as a wholly-owned subsidiary of Future, solely for the purpose of reincorporating Future in Texas.

     The reincorporation occurred pursuant to a merger agreement dated April 6, 1999 entered into between Future and Bargo (Merger Agreement). In accordance with the terms of the Merger Agreement, Future merged into Bargo, with Bargo as the surviving corporation. On the Effective Date, each of the 22,320,066 shares of Future common stock were converted into one share of Bargo's common stock and each of the 100,000 shares of Future's preferred stock were converted into one share of Bargo preferred stock.

     The reincorporation merger increased the Company's authorized capital stock from 30.2 million shares to 125 million shares. The articles of incorporation of Bargo authorize 125 million shares of capital stock, of which 120 million shares are common stock and 5 million shares are preferred stock. Future's article of incorporation authorized 30 million shares of common stock and 200,000 shares of preferred stock.

  Oil and Gas Properties

     The Company uses the full-cost method of accounting for its oil and gas properties. The Company's properties are all located in the continental United States, primarily Texas, Louisiana, California and Oklahoma and; therefore, its costs are capitalized in one cost center. Under the full-cost method, all costs related to the acquisition, exploration or development of oil and gas properties are capitalized into the "full-cost pool." Such costs include those related to lease acquisitions, drilling and equipping of productive and nonproductive wells, delay rentals, geological and geophysical work and certain internal costs directly associated with the acquisition, exploration or development of oil and gas properties. Upon the sale or disposition of oil and gas properties, no gain or loss is recognized, unless such adjustments of the full-cost pool would significantly alter the relationship between capitalized costs and proved reserves.

     Under the full-cost method of accounting, a "full-cost ceiling test" is required wherein net capitalized costs of oil and gas properties cannot exceed the present value of estimated future net revenues from proved oil and gas reserves, discounted at 10%, less any related income tax effects.

     Depletion, depreciation and amortization of oil and gas properties is computed using the unit-of-production method based on estimated proved oil and gas reserves. Depletion, depreciation and amortization per equivalent barrel of oil was approximately $3.68 and $3.61 for the years ended December 31, 1999 and 1998.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

  Other Property

     Other property and equipment consists of office furniture, fixtures, equipment and leasehold improvements, which are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives ranging from three to 39 years. Gain or loss on retirement or sale or other disposition of assets is included in income in the period of disposition.

  Income Taxes

     Deferred income taxes are recorded for the temporary differences between the tax and financial statement bases of assets and liabilities and adjusted when new tax rates are enacted.

  Net Income (Loss) Per Common Share

     Net income or loss per common share is based on the weighted average number of common shares outstanding. In accordance with SFAS 128, "Earnings Per Share," income available to common stockholders is reduced by the amount of dividends on cumulative preferred stock and accretion of related stock issuance costs. The Company's common stock equivalents, which consisted of stock options and warrants, were antidilutive in 1999 and 1998.

  Cash Equivalents

     The Company considers cash and unrestricted interest-bearing deposits with original maturities of three months or less to be cash equivalents.

  Use of Estimates and Certain Significant Estimates

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant assumptions are required in the valuation of proved oil and gas reserves which, as described above, may affect the amounts at which oil and gas properties are recorded. Actual results could differ from those estimates.

  Stock-Based Compensation

     The Company accounts for stock options and warrants granted to directors and employees pursuant to APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

  Goodwill

     The excess of the Company's cost over its underlying net assets is being amortized using the straight-line method over the estimated remaining life of the assets over a period not to exceed 10 years. Such amortization is included in depreciation, depletion and amortization.

     The Company periodically evaluates the propriety of the carrying amount of goodwill, as well as the amortization period, to determine whether current events or circumstances warrant adjustments to the carrying value and/or revised estimates of useful lives. This evaluation is based on enterprise wide projected future discounted net cash flows primarily utilizing the standardized measure of discounted future net cash flows from oil and gas operations as reported in accordance with SFAS 69 (see note 16). At this time, the Company believes no such impairment has occurred and no reduction in useful lives is warranted.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

  Concentration of Business

     The Company's business is concentrated in the sale of petroleum-based products. Market conditions of the oil and gas industry, particularly the price of oil and gas, influence the results and level of the Company's business.

  Fair Value of Financial Instruments

     The reported amounts of the Company's financial instruments (including cash, receivables, payables, and debt) approximate fair value due to the short maturities of these investments or market rates of interest.

2. PREFERRED STOCK ISSUANCE

     On May 14, 1999, the Company closed a transaction pursuant to which it issued and sold to Kayne Anderson Energy Fund, L.P. (Kayne), BancAmerica Capital Investors SBIC I, L.P. (BancAmerica), Eos Partners, L.P., Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P. (collectively, Eos), Energy Capital Investment Company PLC, EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., EnCap Energy Capital Fund III, L.P. (collectively, EnCap) and SGC Partners II LLC (SGC and together with Kayne, BancAmerica, Eos, EnCap and SGC, the Investors) shares of a newly created class of preferred stock. Five million shares of the Company's Cumulative Redeemable Preferred Stock, Series B (Preferred Stock) were issued in exchange for an aggregate purchase price of $50 million. As additional consideration, the Company issued an aggregate of 43,815,810 shares of its common stock to the Investors equal to 40% of the outstanding common stock (on a fully diluted basis). At the time of issuance of the Preferred Stock, due to the financial condition of the Company and the absence of stock transactions in the market place, the Company determined there was de minimus value to the common shares issued. If the Company redeems all of the outstanding shares of Preferred Stock prior to May 14, 2001, the Investors must sell back to the Company 12.5% of the shares of Common Stock originally issued to the Investors.

     Dividends on the Preferred Stock equal to 10% per annum are payable quarterly. The dividend rate is subject to increase (but in no event to more than 16%) or decrease (but in no event to less than 10%) based upon the Company's ratio of assets to liabilities which is calculated on January 1 and July 1 of each year or at such other time as requested by the Investors. The dividend rate on the preferred stock was 10% in 1999. The Preferred Stock may be redeemed at any time by the Company and must be redeemed upon the occurrence of certain events, including upon the fifth anniversary of the issue date or upon a change of control. The Preferred Stock is redeemable for $50 million and unpaid cumulative dividends. A change of control is deemed to occur upon any merger, reorganization, purchase or sale of more than 50% of the Company's voting securities, the sale of substantially all of the assets of the Company or at any time Tim Goff ceases to serve as the Company's Chief Executive Officer. The Company is prohibited from taking certain actions, including authorizing, creating or issuing any shares of capital stock, amending the articles of incorporation of the Company and authorizing a merger or change of control, without the consent of the holders of a majority of the outstanding shares of Preferred Stock.

     As of December 31, 1999, holders of shares of the Series B Preferred were entitled to receive, when, and if declared by the Board of Directors, as legally available, cumulative dividends totaling $3,243,578. Issuance costs totaling $1,809,000 related to the offering are being accreted ratably over five years. As of December 31, 1999, $229,000 of issuance costs had been accreted into the Series B Preferred Stock.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

3. RELATED-PARTY TRANSACTIONS

     As of December 31, 1998, the Company owed Bargo Energy Resources Ltd. (BER) $521,000 and BEC Partnership (BEC) $53,000 for costs incurred on its behalf. As of December 31, 1998, BER and BEC had a combined 78% common ownership interest in the Company's outstanding stock. The Chairman of the Board and Chief Executive Officer of the Company has a material interest in both BER and BEC.

     At December 31, 1999, Pledger Partners, Ltd. (Pledger) owed the Company $19,000 for costs incurred on its behalf. At December 31, 1999, all of the partners in Pledger were also shareholders of the Company.

     During the year ended December 31, 1999 the Company incurred field operating fees of $94,000 and reimbursed direct field expenses in the amount of $163,000 to Gas Solutions, Ltd. (a Texas limited partnership) in which the Chairman of the Board and Chief Executive Officer and another Director own a significant interest. Fees and reimbursed expenses due to Gas Solutions, Ltd. were $199,000 at December 31, 1999.

     See Notes 4 and 6 for additional related party disclosures.

4. INVESTMENTS IN PARTNERSHIP AND OIL AND GAS PROPERTY ACQUISITIONS

     On September 13, 1999, the Company acquired interests in 40 leases, a waterflood unit, over 60 royalty properties and an oil transportation contract in the East Texas Field from Atlantic Richfield Company effective October 1, 1999. The purchase price was approximately $16 million.

     On May 14,1999, FAQ acquired certain interests, effective January 1, 1999, in the Raccoon Bend field located in Austin and Waller Counties, Texas from Exxon Corporation. The Company purchased a 100% working interest and a net revenue interest approximating 80% of this field, which has approximately 65 active wells. These interests were acquired for a gross purchase price of $10 million.

     On December 22, 1998, FCT acquired certain additional interests in the South Coles Levee Field located in Kern County, California, effective December 1, 1998. BER assigned to FCT all of its rights and interests in a purchase and sale agreement with Chevron U.S.A., Inc. for the purchase of these interests. The interests were acquired for a gross purchase price of $3,500,000.

     On December 15, 1998, the Company entered into an Asset Purchase Agreement with an effective date of November 1, 1998, with BER and BEC.

     BER sold, assigned and transferred to the Company certain assets, consisting primarily of personnel, contracts to purchase oil and gas properties, financing contacts and all rights to the name "Bargo." Certain owned or leased real property and personal property were transferred along with the related lease agreements. All office supplies, files, records, logs, customer and supplier lists, sales records and similar type office items were transferred. Certain receivables and liabilities relating to the period starting with the effective date were also transferred. In return, the Company paid BER $2 million cash and issued 100,000 shares of Company preferred stock to BER (each preferred share is convertible to 260 shares of Company common stock).

     On December 14, 1998, FAQ acquired certain interests, effective August 1, 1998, in the Bright Falcon Field located in Jackson County, Texas, and the Giddings Field located in Fayette, Brazos and Burleson Counties, Texas. BER assigned to FAQ all of its rights and interests in a purchase and sale agreement with Cody Energy, Inc. and Cody Texas, L.P., for the purchase of these interests. The interests were acquired for a gross purchase price of $3,526,000.

     On November 19, 1998 FAQ acquired certain interests, effective August 1, 1998, in the Foster Field located in Ector County, Texas, the San Miguel Creek Field located in McMullen County, Texas, the

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

Turtle Creek Field located in Matagorda County, Texas, the Cheniere Field located in Ouachita Parish, Louisiana, and the Leroy North Field located in Vermilion Parish, Louisiana. BER assigned to FAQ all of its rights and interests in a purchase and sale agreement with Cody Energy, Inc. and Cody Texas, L.P., to facilitate the closing of this transaction. The interests were acquired for a gross purchase price of $4,354,000.

     On October 15, 1998, the Company, through NCI, acquired additional interests, effective August 1, 1998, in the Shawnee Townsite Unit. The interests were acquired from NCI 1990, Ltd., NCI Reserves, Ltd. and three other parties in exchange for 116,676 shares of the Company's common stock and $375,000 cash.

     On October 15, 1998, the Company acquired certain interests, effective August 1, 1998 in the Gin Unit located in Dawson County, Texas. The interests were acquired from NCI Properties, Ltd. in exchange for 163,324 shares of the Company's common stock and $493,000 cash.

     On October 15, 1998, FAQ acquired certain interests from Chevron, U.S.A. Inc., effective September 1, 1998, in the Cross Creek Field located in Harris County, Texas. In consideration for assigning to FAQ all of its rights and interests in the Cross Creek Field purchase and sale agreement with Chevron, BER received a fee of $166,000 which approximated the net revenue for the month of September 1998. The interests were acquired for a gross purchase price of $6,100,000.

     On October 15, 1998, FAQ acquired certain interests, effective September 1, 1998, in the N.E. Limes Field located in Live Oak County, Texas, the Bruce Roy Field located in Wharton County, Texas, the Candy Field located in San Patricio County, Texas, the Sand Hills Field located in Crane County, Texas, the Bluitt Field located in Roosevelt County, New Mexico and the N. Yellow Creek Field located in Wayne and Clarke Counties, Mississippi. These interests were acquired from BEC and TJG Investments, Inc. (TJG) for a gross purchase price of $3,000,000 cash and the issuance of $4,000,000 in subordinated debt, as further described in Note 5.

     On October 15, 1998, FAQ acquired certain interests, effective September 1, 1998, in the Buna Field located in Jasper County, Texas. These interests were acquired from Pledger for a gross purchase price of $1,000,000.

     On August 14, 1998, the Company acquired an interest, effective August 1, 1998, in the South Coles Levee Field located in Kern County, California, as a result of the merger of FCT with a subsidiary of BER (the previous owner of this interest). At closing, the Company paid approximately $5.8 million cash, issued 4,695,869 shares of the Company's common stock and a warrant to purchase 250,000 shares of the Company's common stock, as further described in Note 6.

     On May 1, 1998, the Company acquired the interests of NCI, a limited partnership which owns interest in the Shawnee Townsite Unit located in Pottawatomie County, Oklahoma. The general partnership interest was acquired from NCI Enterprises, Inc. for 150,000 shares of the Company's common stock. The limited partnership interests were acquired from EnCap Equity 1994 Limited Partnership and Energy Capital Investment Company PLC for 50,000 shares of the Company's common stock and the issuance of $660,000 in promissory notes (Note
5).

     The following unaudited pro forma information is presented as if the interests in the partnerships and the oil and gas properties had been acquired at the beginning of the respective periods. The following table

                     BARGO ENERGY COMPANY AND SUBSIDIARIES
includes only those acquisitions deemed to be significant under regulations as prescribed by the Securities and Exchange Commission.

                                                                1999          1998
                                                             -----------   -----------
Revenues...................................................  $30,244,000   $30,643,000
Net income.................................................    5,983,000     4,514,000
Net income per share.......................................         0.03          0.45

5. LONG-TERM DEBT

  Bank of America Debt

     On August 14, 1998, the Company entered into a Credit Agreement with Bank of America providing for a $20 million revolving line of credit (the Credit Agreement). This line of credit was amended and increased to $27.5 million on November 15, 1998, and to $50 million on December 4, 1998. The line of credit was comprised of two tranches, Tranche A (a revolving line of credit to convert to a four-year term loan on December 4, 1999) and Tranche B (a revolving line of credit).

     At December 31, 1998, the Tranche A loan commitment amount was $38 million, of which $30.9 million had been borrowed, In connection with the May 14, 1999 equity transaction (Note 2), the Company paid down Tranche A to $2.5 million.

     At December 31, 1998, the Tranche B loan commitment amount was $12 million, of which $8.9 million had been borrowed. The Company repaid the full amount outstanding under Tranche B with the May 14, 1999 equity transaction.

     On September 30, 1999, the Company amended and restated the Credit Agreement to increase the commitment from Bank of America and two additional banks to $100 million. The revolver has a borrowing base of $55 million and is due in 2002.

     The Credit Agreement is secured by the Company's interest in underlying oil and gas properties and contains certain restrictive covenants, the more significant of which require the Company to maintain (as defined in the Credit Agreement) a quarterly minimum tangible net worth requirement, a quarterly minimum current ratio and a quarterly interest coverage ratio.

     The Company has a choice of two different interest rates; the Base Rate or the LIBO Rate. The debt bears interest under the Base Rate (which is the higher of the lender's "Prime Rate" of the Federal Funds Rate plus .5%) plus an applicable margin of .75%. The debt bears interest under the LIBO Rate at the LIBO rate (reserve adjusted) plus 1.75%. The Company may convert any portion of the outstanding debt from one interest rate type to another in increments of $500,000 with a minimum transfer amount of $1,000,000. Borrowings under the Credit Agreement are approximately $20.8 million as of December 31, 1999.

     The Company is subject to various commitment and other fees associated with the Credit Agreement above. At December 31, 1999 and 1998, there were $84,255 and $430,000, respectively, of accrued interest and fees payable.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

     Long-term debt maturing in each year subsequent to December 31, 1999 is as follows:

2000...................................................   $        --
2001...................................................            --
2002...................................................    20,780,000
2003...................................................            --
2004...................................................            --
                                                          -----------
          Total........................................   $20,780,000
                                                          ===========

  EnCap Debt

     The EnCap creditors (Encap) consist of EnCap Equity 1994 Limited Partnership, Energy Capital Investment Company PLC and Gecko Booty 1994 I Limited Partnership.

     For the period from January 1, 1998 through April 30, 1998, the EnCap debt carried an interest rate of 10% per annum and required monthly payments of interest only. In May 1998, under the promissory notes, in addition to the monthly interest payments, monthly principal payments in the amount of $68,750 were to begin and continue through maturity on May 31, 2003.

     On May 1, 1998, the promissory notes were amended and renewed in order for the Company to borrow an additional $660,000 from EnCap to finance the acquisition of NCI (Note 4). Additionally, the monthly interest-only payments were extended through December 1998. Beginning in January 1999, in addition to the monthly interest payments, monthly principal payments in the amount of $75,625 were to begin and continue through maturity on December 31, 2003.

     On August 14, 1998, these promissory notes were amended, renewed and subordinated to facilitate the Company's revolving line of credit agreement with Bank of America (described below). The Company retired $1,585,000 of the EnCap debt in conjunction with this restructuring transaction, leaving a principal balance outstanding at August 14, 1998 of $5,500,000. Future interest payment dates were revised from monthly to quarterly. Additionally, EnCap was issued 2,844,859 shares of the Company's common stock. On December 29, 1998, the Company paid EnCap in full for the remaining principal of $5,500,000 and all accrued interest through that date.

     Cash paid to EnCap for interest during the year ended December 31, 1998 totaled $638,391.

  BEC/TJG Debt

     On October 15, 1998, the Company issued $4,000,000 in subordinated promissory notes to BEC and TJG in connection with the acquisition of certain oil and gas properties from BEC and TJG (Note 4). The debt carried an interest rate of 10% per annum with a maturity date of December 31, 2003.

     On December 15, 1998, BEC and TJG canceled this indebtedness in return for common stock of the Company; the Company issued 7,078,333 of the Company's common stock to BEC and 1,255,000 shares of the Company's common stock to TJG. Additionally, BEC conveyed certain assets, primarily consisting of office furniture and equipment, to the Company. In connection with this transaction, the Company realized an approximate $2.6 million nontaxable extraordinary gain.

6. STOCKHOLDERS' EQUITY

     As of December 31, 1998, the Company had 200,000 shares of preferred stock authorized with a par value of $.01. There were 100,000 shares issued and outstanding as of December 31, 1998. Pursuant to the reincorporation merger (Note 1), each of the 100,000 shares of Bargo preferred stock were converted into 260 shares of Bargo common stock and 26,000,000 common shares were issued.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

     In 1998, the Company issued 100,000 preferred shares and 16,741,287 common shares, in conjunction with various oil and gas property acquisitions and the restructuring of certain indebtedness (as further described in Notes 4 and 5).

     On August 14, 1998, in conjunction with the acquisition of an interest in the South Coles Levee Field (as further described in Note 4), the Company issued warrants to purchase 250,000 shares of the Company's common stock. The warrants have an exercise price of $.43 per share and are exercisable until August 14, 2003.

     During 1999, in exchange for 3,902,818 shares, Bargo assumed liabilities for stock to be assigned to the former employees of BER, BEC, and TJG. The obligation was extinguished when Bargo issued options (which vested immediately) for the shares previously due to be assigned to these former employees. The transaction had no impact on 1999 results of operations since the transaction was capital in nature and the options granted were not dependent on employment with Bargo. In December 1999, the Company repurchased a portion of such options (totaling 1,020,408 shares) for $509,000.

7. STOCK OPTIONS AND WARRANTS

  1999 Stock Incentive Plan

     In May 1999, the Company adopted the 1999 Stock Incentive Plan which provides for stock options to be granted to employees with exercise prices not less than the fair market value of the underlying common stock. These have a term of ten years from the date of grant and generally vest over a three year period from the date of grant. During the year ended December 31, 1999 approximately 26 million options were granted under this plan, including the 3.9 million options discussed in Note 6, to employees of the Company at exercise prices ranging from $0.01 to $0.50 per share. As of December 31, 1999, 25 million options were outstanding, with a weighted average exercise price of $0.13 per share.

     For all options granted during 1999, the market price of the Company's common stock on the grant date was approximately equal to the exercise price.

     If not previously exercised, all options outstanding at December 31, 1999 will expire in 2009.

  1993 Employee Incentive Plan

     The Company has a stock option plan, under which key employees may be granted options to purchase the Company's common stock at prices equal to market value at the date of grant (110% of market value for stockholders with more than 10% of the outstanding stock). The options may be exercised anytime within five to ten years of the date of grant.

     The following is a summary of activity under this stock option plan for the years ended December 31,1999 and 1998:

                                                        1999                   1998
                                                --------------------   --------------------
                                                            WEIGHTED               WEIGHTED
                                                            AVERAGE                AVERAGE
                                                 NUMBER     EXERCISE   NUMBER OF   EXERCISE
                                                OF SHARES    PRICE      SHARES      PRICE
                                                ---------   --------   ---------   --------
Outstanding, beginning of year................   737,844     $0.41      387,844     $0.41
  Cancelled or expired........................   (40,124)     0.24           --        --
  Granted.....................................        --        --      460,000      0.44
  Exercised...................................   (37,720)     0.27     (110,000)     0.53
                                                 -------     -----     --------     -----
Outstanding, end of year......................   660,000     $0.43      737,844     $0.41
                                                 =======     =====     ========     =====

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

     All options outstanding at December 31, 1999 and 1998, and those exercised during 1999 and 1998, were granted to employees or stockholders of the Company. For all options granted during 1999 and 1998, the market price of the Company's common stock on the grant date was approximately equal to the exercise price.

     If not previously exercised, options outstanding at December 31, 1999 will expire as follows:

                                                                          WEIGHTED
                                                                          AVERAGE
                                                               NUMBER     EXERCISE
                                                              OF SHARES    PRICE
                                                              ---------   --------
2001........................................................    20,000     $0.44
2002........................................................   290,000       .45
2008........................................................   350,000       .41
                                                               -------
          Total.............................................   660,000
                                                               =======

  Warrants and Other Stock Options

     The Company has also granted warrants and other options which are summarized as follows for the years ended December 31, 1999, and 1998:

                                                         1999                   1998
                                                 --------------------   --------------------
                                                             WEIGHTED               WEIGHTED
                                                             AVERAGE                AVERAGE
                                                  NUMBER     EXERCISE    NUMBER     EXERCISE
                                                 OF SHARES    PRICE     OF SHARES    PRICE
                                                 ---------   --------   ---------   --------
Outstanding, beginning of year.................   275,000     $0.62       25,000     $2.50
Granted to BER.................................        --        --      250,000      0.43
                                                  -------     -----      -------     -----
Outstanding, end of year.......................   275,000     $0.62      275,000     $0.62
                                                  =======     =====      =======     =====

     All outstanding warrants and other options were exercisable at December 31, 1999. If not previously exercised, all warrants and other options outstanding at December 31, 1999 will expire by the year 2008.

  Pro Forma Stock-Based Compensation Disclosures

     As described in Note 1, the Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized for grants of options to employees since the exercise prices were not lower than the market prices of the Company's common stock on the measurement date. Had compensation been determined based on the estimated fair value at the measurement dates for awards under those plans consistent with the method prescribed by SFAS No. 123, the Company's 1999 and 1998 net income and earnings (loss) per share would have been changed to the pro forma amounts indicated below:

                                                                1999         1998
                                                              ---------    ---------
                                                              (IN THOUSANDS, EXCEPT
                                                                 FOR SHARE DATA)
Net income:
  As reported...............................................   $  663       $1,408
  Pro forma.................................................      110        1,320
Net income (loss) per share of common stock:
  As reported...............................................   $(0.04)      $ 0.14
  Pro forma.................................................    (0.04)        0.13

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

     The estimated fair value of each employee option and warrant granted in 1999 and 1998 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              ----------------
                                                              1999     1998
                                                              ----   ---------
Expected volatility.........................................   188%  28% to 68%
Risk-free interest rate.....................................  6.41%       6.57%
Expected term (in years)....................................    10           9

8. INCOME TAXES

     The Company's provision (benefit) for income taxes was comprised entirely of deferred income taxes for the years ended December 31, 1999 and 1998.

     The primary reasons for the difference between tax expense (benefit) at the statutory federal income tax rate and the Company's provision (benefit) for income taxes were:

                                                                1999        1998
                                                              ---------   ---------
Theoretical tax at 34%......................................  $ 177,000   $(498,000)
Release of valuation allowance for net operating losses in
  prior year................................................   (353,000)         --
Valuation allowance on net operating losses.................         --     193,000
Other.......................................................     35,000      18,000
                                                              ---------   ---------
                                                              $(141,000)  $(287,000)
                                                              =========   =========

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 1999 and 1998 were as follows:

                                                                1999          1998
                                                             -----------   -----------
Oil and gas properties.....................................  $ 4,047,000   $ 1,536,000
Net operating loss.........................................   (1,249,000)   (1,165,000)
Valuation allowance........................................      287,000       640,000
                                                             -----------   -----------
Net deferred tax liability.................................  $ 3,085,000   $ 1,011,000
                                                             ===========   ===========

     At December 31, 1999, the Company has approximately $3.7 million of net operating loss carryforwards, $2.6 million of which are subject to limitations under Section 382 of the Internal Revenue Code and expire between 2000 and 2019. A valuation allowance has been provided to the extent that the Company believes the net operating losses (NOL's) will expire unutilized. In 1999, $353,000 of the valuation allowance was released based upon the improved financial condition of the Company and revisions to projected future taxable income. The significant increase in deferred taxes for oil and gas properties is a result of acquisitions. Since the increase is a noncash item, it is not reflected in the statement of cash flows.

9. COMMITMENTS AND CONTINGENCIES

     The Company has an operating lease for 19,255 square feet of office space which expires on August 31, 2002. Under the terms of the lease agreement, the Company is liable for fixed, monthly rent payments. The Company incurred office rent expense of $255,000 and $221,000, respectively for the years

                     BARGO ENERGY COMPANY AND SUBSIDIARIES
ended December 31, 1999 and 1998, respectively. Minimum future noncancelable lease payments for the years ended December 31, are as follows:

2000......................................................  $313,000
2001......................................................   313,000
2002......................................................   209,000
2003......................................................        --
2004......................................................        --

     In the course of its normal business affairs, the Company is subject to possible loss contingencies arising from federal, state, and local environmental, health, and safety laws and regulations and third-party litigation. There are no matters which, in the opinion of management, will have a material adverse effect on the financial position, results of operations, or cash flows of the Company.

10. FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     Financial instruments that subject the Company to credit risk consist principally of accounts and notes receivable. The receivables are primarily from companies in extractive industries. No single receivable is considered to be sufficiently material as to constitute a concentration. The Company does not ordinarily require collateral for accounts receivable, but in the case of receivables for joint operations, the Company often has the ability to offset amounts due against the participant's share of production from the related party. No allowance for doubtful accounts was considered necessary at December 31, 1999 and 1998.

11. MAJOR CUSTOMERS

     In 1999, three customers accounted for approximately 24%, 16%, and 12% of the Company's revenues. In 1998, one of these purchasers accounted for approximately 24% of the Company's revenues.

12. HEDGING ACTIVITIES

     The Company engages in certain hedging activities related to the purchase and delivery of oil and gas in the future. Such activities are accounted for in accordance with Statement of Financial Accounting Standard No. 80, "Accounting for Futures Contracts" (SFAS 80). The losses on hedging contracts are included as a reduction of net revenues.

     Approximately 50% (or 150,000 MMBTU per month) of current natural gas production was hedged through calendar year 1999. For the Company's South Coles Levee production a hedge was in place for 65,000 MMBTU at prices ensuring a floor of $2.00 per MMBTU and a ceiling of $2.45 per MMBTU based on Southern California border prices. For the Company's Gulf Coast properties, a hedge was in place for 85,000 MMBTU at prices ensuring a floor of $2.00 per MMBTU and a ceiling of $2.04 per MMBTU based on Houston Ship Channel pricing.

     At December 31, 1999, collars were in place for portions of the Company's oil production from October 1999 through September 2000 at floors of $18.00 and ceilings of $20.75 and $23.08. Contracted volumes total 50,200 barrels per month declining each month to 42,000 barrels. Beginning October 2000 through September 2001, the Company has two swaps in place at $17.55 and $18.05. Contracted volumes total 41,350 barrels per month declining to 34,300 barrels per month, representing approximately 50% of the Company's projected oil production.

13. SUBSEQUENT EVENT

     On February 22, 2000, the Company announced its intention to purchase significant operating assets from various subsidiaries of Texaco Inc. for an estimated purchase price of $161 million. The purchase

                     BARGO ENERGY COMPANY AND SUBSIDIARIES
price to be paid for the properties is subject to reduction if the joint working interest owners exercise preferential rights to purchase certain properties, or for other environmental defects identified before closing. The Company has received commitments from commercial banks to loan the Company sufficient amounts to finance the entire acquisition and replace existing bank indebtedness. The Company expects to close this acquisition late in the first quarter of 2000.

14. FINANCIAL DATA FOR OIL AND GAS PRODUCING ACTIVITIES

     The following table sets forth certain information with respect to the oil and gas producing activities of the Company:

                                                                1999          1998
                                                             -----------   -----------
Costs incurred in oil and gas producing activities:
  Acquisition of proved properties.........................  $27,881,000   $33,155,000
  Development costs........................................    2,234,000       103,000
                                                             -----------   -----------
          Total............................................  $30,115,000   $33,258,000
                                                             ===========   ===========
Net capitalized costs related to oil and gas producing
  activities:
  Proved properties........................................  $76,107,000   $45,992,000
  Less -- accumulated depletion, depreciation, amortization
     and impairment........................................   (6,135,000)   (1,507,000)
                                                             -----------   -----------
          Net oil and gas property costs...................  $69,972,000   $44,485,000
                                                             ===========   ===========

15. OIL AND GAS RESERVE DATA (UNAUDITED)

     The following table, based on information prepared by independent petroleum engineers, summarizes changes in the estimates of the Company's net interest in total proved reserves of crude oil and condensate, natural gas liquids and natural gas, all of which are domestic reserves:

                                                                OIL AND
                                                              NATURAL GAS
                                                                LIQUIDS     NATURAL GAS
                                                                (BBLS)         (MCF)
                                                              -----------   -----------
Balance, January 1, 1998....................................   2,179,000     6,139,000
  Purchase of minerals in place.............................   3,245,000    55,840,000
  Revisions of previous estimates...........................  (1,729,000)    8,584,000
  Production................................................    (126,000)   (1,109,000)
                                                              ----------    ----------
Balance, December 31, 1998..................................   3,569,000    69,454,000
  Purchase of minerals in place.............................   8,589,000     3,003,000
  Revisions of previous estimates...........................   4,626,000     8,398,000
  Production................................................    (627,000)   (3,762,000)
  Sales of minerals in place................................      (1,000)      (39,000)
                                                              ----------    ----------
Balance, December 31, 1999..................................  16,156,000    77,054,000
                                                              ==========    ==========

     At December 31, 1999 and 1998, respectively, 10,528,600 and 2,935,700 barrels of oil and natural gas liquids and 52,516,700 and 50,066,000 mcf of natural gas were classified as proved developed.

     Proved oil and gas reserves are the estimated quantities of crude oil, condensate, natural gas liquids and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing

                     BARGO ENERGY COMPANY AND SUBSIDIARIES
wells with existing equipment and operating methods. The above estimated net interests in proved reserves are based upon subjective engineering judgments and may be affected by the limitations inherent in such estimation. The process of estimating reserves is subject to continual revision as additional information becomes available as a result of drilling, testing, reservoir studies and production history. There can be no assurance that such estimates will not be materially revised in subsequent periods.

16. STANDARDIZED MEASURE OF CHANGES IN FUTURE NET REVENUES (UNAUDITED)

     The standardized measure of discounted future net cash flows at December 31, 1999 and 1998 relating to proved oil and gas reserves is set forth below. The assumptions used to compute the standardized measure are those prescribed by the Financial Accounting Standards Board and as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth. The limitations inherent in the reserve quantity estimation process are equally applicable to the standardized measure computations since these estimates are the basis for the valuation process.

                                                              1999            1998
                                                          -------------   ------------
Future cash inflows.....................................  $ 572,790,000   $185,660,000
Future production costs.................................   (221,861,000)   (75,262,000)
Future development costs................................    (38,562,000)   (12,814,000)
Future income tax expense...............................    (86,105,000)   (22,077,000)
                                                          -------------   ------------
Future net cash flows...................................    226,262,000     75,507,000
10% annual discount for estimated timing of cash
  flows.................................................   (101,818,000)   (33,978,000)
                                                          -------------   ------------
Standardized measure of discounted future net cash
  flows.................................................  $ 124,444,000   $ 41,529,000
                                                          =============   ============

     Future net cash flows were computed using year-end prices and costs, and year-end statutory tax rates (adjusted for permanent differences) that relate to existing proved oil and gas reserves at year-end. The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                                                1999          1998
                                                            ------------   -----------
Sale of oil and gas produced, net of production costs.....  $(11,449,000)  $(1,697,000)
Purchase of minerals in place.............................    74,518,000    43,464,000
Net changes in prices and production costs................    37,400,000    (4,974,000)
Sales of minerals in place................................       (65,000)           --
Revisions and other.......................................    13,573,000       393,000
Accretion of discount.....................................     4,153,000     1,128,000
Net change in income taxes................................   (35,215,000)   (8,068,000)
                                                            ------------   -----------
Net change................................................    82,915,000    30,246,000
Balance, beginning of year................................    41,529,000    11,283,000
                                                            ------------   -----------
Balance, end of year......................................  $124,444,000   $41,529,000
                                                            ============   ===========

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS

     The consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods presented have been made. These consolidated financial statements should be read in conjunction with the financial statements and the notes thereto for the year ended December 31, 1999 included in this Registration Statement.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                              SEPTEMBER 30, 2000   DECEMBER 31, 1999
                                                              ------------------   -----------------
                                               ASSETS

CURRENT ASSETS
  Cash and cash equivalents.................................     $  2,175,000         $ 2,375,000
  Trade accounts receivable, no allowance for doubtful
    accounts considered necessary:
    Joint interest billings.................................          528,000             210,000
    Accrued oil and gas sales...............................       22,851,000           7,629,000
    Due from affiliates.....................................            6,000              19,000
                                                                 ------------         -----------
        Total Current Assets................................       25,560,000          10,233,000
                                                                 ------------         -----------
Property and Equipment
  Oil and gas properties, full cost method..................      193,679,000          76,107,000
  Other.....................................................          832,000             696,000
                                                                 ------------         -----------
        Total Property and Equipment........................      194,511,000          76,803,000
  Less accumulated depletion, depreciation and
    amortization............................................      (18,515,000)         (6,220,000)
                                                                 ------------         -----------
      Net Property and Equipment............................      175,996,000          70,583,000
                                                                 ------------         -----------
Other Assets
  Goodwill, net of accumulated amortization of $358,000 and
    $208,000 respectively...................................        1,642,000           1,792,000
  Loan costs, net of accumulated amortization of $3,357,000
    and $436,000 respectively...............................        8,871,000           1,890,000
  Other.....................................................          791,000              41,000
                                                                 ------------         -----------
        Total Other Assets..................................       11,304,000           3,723,000
                                                                 ------------         -----------
        Total Assets........................................     $212,860,000         $84,539,000
                                                                 ============         ===========

                                LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
  Current portion of long-term debt.........................     $        -0-         $     6,000
  Trade accounts payable....................................        9,399,000           2,623,000
  Accrued oil and gas proceeds payable......................        2,803,000           1,805,000
  Accrued interest payable..................................          737,000              84,000
  Accrued income taxes payable..............................        7,582,000                 -0-
  Due to affiliates.........................................          598,000             199,000
                                                                 ------------         -----------
        Total Current Liabilities...........................       21,119,000           4,717,000
                                                                 ------------         -----------
Long Term Debt, less current portion........................      118,750,000          20,780,000
                                                                 ------------         -----------
Deferred Tax Liability......................................        3,317,000           3,085,000
                                                                 ------------         -----------
Redeemable Preferred Stock, 10% cumulative; $.01 par value;
  10,000,000 and 5,000,000 shares authorized as of September
  30, 2000 and December 31, 1999, respectively; 5,000,000
  shares outstanding as of September 30, 2000 and December
  31, 1999, net of unamortized issuance costs...............       56,021,000          51,664,000
                                                                 ------------         -----------
Stockholders' Equity
  Common stock, $.01 par value; 200,000,000 and 120,000,000
    shares authorized as of September 30, 2000 and December
    31, 1999, respectively, and 87,932,726 shares issued and
    outstanding as of September 30, 2000 and December 31,
    1999, respectively......................................          921,000             921,000
  Additional paid-in capital................................        6,878,000           6,878,000
  Treasury stock............................................       (2,040,000)         (2,040,000)
  Retained earnings (deficit)...............................        7,894,000          (1,466,000)
                                                                 ------------         -----------
        Total Stockholders' Equity..........................       13,653,000           4,293,000
                                                                 ------------         -----------
        Total Liabilities and Stockholders' Equity..........     $212,860,000         $84,539,000
                                                                 ============         ===========

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                  2000          1999
                                                              ------------   -----------
Revenues
  Oil and gas sales.........................................  $ 36,358,000   $ 4,304,000
                                                              ------------   -----------
          Total Revenues....................................    36,358,000     4,304,000
                                                              ------------   -----------
Costs and Expenses
  Lease operations and production taxes.....................    13,359,000     1,869,000
  General and administrative................................     3,155,000       709,000
  Depletion, depreciation and amortization..................     5,238,000       386,000
                                                              ------------   -----------
          Total Expenses....................................    21,752,000     2,964,000
                                                              ------------   -----------
Other Income (Expense)
  Interest income...........................................        70,000         1,000
  Interest expense..........................................    (4,952,000)     (221,000)
                                                              ------------   -----------
          Total Other Income and (Expense)..................    (4,882,000)     (220,000)
                                                              ------------   -----------
Income Before Income Taxes..................................     9,724,000     1,120,000
                                                              ------------   -----------
Income Tax Benefit (Expense)
  Current...................................................    (4,341,000)            0
  Deferred..................................................       231,000      (380,000)
                                                              ------------   -----------
          Total Income Tax Benefit (Expense)................    (4,110,000)     (380,000)
                                                              ------------   -----------
Net Income..................................................     5,614,000       740,000
Redeemable Preferred Stock Dividends, Including Accretion...    (1,496,000)   (1,277,000)
                                                              ------------   -----------
Net Income (Loss) Allocable to Common Shareholders..........  $  4,118,000   $  (537,000)
                                                              ============   ===========
Earnings (Loss) Per Common Share -- Basic
  Net income (loss) per common share........................  $        .05   $      (.01)
                                                              ============   ===========
Earnings (Loss) Per Common Share -- Diluted
  Net income (loss) per common share........................  $        .04   $      (.01)
                                                              ============   ===========
Weighted Average Common and Common Equivalent Shares
  Outstanding
  Basic.....................................................    87,933,000    91,831,000
  Diluted...................................................   103,280,000    91,831,000

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                  2000          1999
                                                              ------------   -----------
Revenues
  Oil and gas sales.........................................  $ 83,213,000   $ 9,520,000
                                                              ------------   -----------
          Total Revenues....................................    83,213,000     9,520,000
                                                              ------------   -----------
Costs and Expenses
  Lease operations and production taxes.....................    28,370,000     4,187,000
  General and administrative................................     6,415,000     2,377,000
  Depletion, depreciation and amortization..................    12,817,000     2,559,000
                                                              ------------   -----------
          Total Expenses....................................    47,602,000     9,123,000
                                                              ------------   -----------
Other Income (Expense)
  Interest income...........................................       151,000         6,000
  Interest expense..........................................   (11,275,000)   (1,630,000)
                                                              ------------   -----------
          Total Other Income and (expense)..................   (11,124,000)   (1,624,000)
                                                              ------------   -----------
Income (Loss) Before Income Taxes and Extraordinary Item....    24,487,000    (1,227,000)
                                                              ------------   -----------
Income Tax Benefit (Expense)
  Current...................................................    (9,488,000)          -0-
  Deferred..................................................      (232,000)      417,000
                                                              ------------   -----------
          Total Income Tax Benefit (Expense)................    (9,720,000)      417,000
                                                              ------------   -----------
Net Income (Loss) Before Extraordinary Item.................    14,767,000      (810,000)
                                                              ------------   -----------
Extraordinary Loss on Extinguishment of Debt (Net of Tax of
  $645,000).................................................    (1,051,000)          -0-
                                                              ------------   -----------
Net Income (Loss)...........................................    13,716,000      (810,000)
Redeemable Preferred Stock Dividends, Including Accretion...    (4,358,000)   (1,934,000)
                                                              ------------   -----------
Net Income (Loss) Allocable to Common Shareholders..........  $  9,358,000   $(2,744,000)
                                                              ============   ===========
Earnings (Loss) Per Common Share -- Basic
  Net income (loss) per common share before extraordinary
     item...................................................  $        .12   $      (.04)
  Net income (loss) per common share from extraordinary
     item...................................................          (.01)          .00
                                                              ------------   -----------
  Net income (loss) per common share........................  $        .11   $      (.04)
                                                              ============   ===========
Earnings (Loss) Per Common Share -- Diluted
  Net income (loss) per common share before extraordinary
     item...................................................  $        .10   $      (.04)
  Net income (loss) per common share from extraordinary
     item...................................................          (.01)          .00
                                                              ------------   -----------
  Net income (loss) per common share........................  $        .09   $      (.04)
                                                              ============   ===========
Weighted Average Common and Common Equivalent Shares
  Outstanding
  Basic.....................................................    87,933,000    70,622,000
  Diluted...................................................   103,280,000    70,622,000

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                   NINE MONTHS ENDED
                                                                     SEPTEMBER 30,
                                                              ----------------------------
                                                                  2000            1999
                                                              -------------   ------------
Cash Flows From Operating Activities:
  Net income (loss).........................................  $  13,716,000   $   (810,000)
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
  Depletion, depreciation, and amortization.................     12,817,000      2,558,000
  Amortization of debt issue costs..........................      3,551,000        154,000
  Extraordinary loss on extinguishments of debt.............      1,696,000            -0-
  Deferred income taxes.....................................        232,000       (417,000)
                                                              -------------   ------------
                                                                 32,012,000      1,485,000
  Change in working capital items:
     Increase in accounts receivable........................    (15,540,000)    (1,749,000)
     Decrease(increase) in due from affiliates..............         13,000        (12,000)
     Increase in accounts payable and accrued liabilities...     16,009,000        930,000
     Increase (decrease) in due to affiliates...............        399,000       (564,000)
     Other..................................................       (749,000)        (8,000)
                                                              -------------   ------------
Net Cash Provided by Operating Activities...................     32,144,000         82,000
                                                              -------------   ------------
Cash Flows From Investing Activities:
  Acquisition of oil and gas properties.....................   (158,937,000)   (27,484,000)
  Proceeds from the sale of oil and gas properties..........     40,993,000            -0-
  Additions to property and equipment.......................       (136,000)       (65,000)
                                                              -------------   ------------
Net Cash (Used in) Investing Activities.....................   (118,080,000)   (27,549,000)
                                                              -------------   ------------
Cash Flows From Financing Activities:
  Proceeds from issuance of debt............................    200,550,000     17,760,000
  Purchase of treasury stock................................            -0-        (90,000)
  Repayment of long-term debt...............................   (102,586,000)   (38,005,000)
  Proceeds from issuance of stock...........................            -0-     50,000,000
  Stock issuance costs......................................            -0-     (2,199,000)
  Loan costs................................................    (12,228,000)      (103,000)
  Proceeds from exercise of stock options...................            -0-         10,000
                                                              -------------   ------------
Net Cash Provided by Financing Activities...................     85,736,000     27,373,000
                                                              -------------   ------------
Net (Decrease) in Cash......................................       (200,000)       (94,000)
Cash and Cash Equivalents, Beginning of Period..............      2,375,000      1,241,000
                                                              -------------   ------------
Cash and Cash Equivalents, End of Period....................  $   2,175,000   $  1,147,000
                                                              =============   ============
Noncash Items:
  Dividends on redeemable preferred stock...................  $   4,358,000   $  1,934,000
                                                              =============   ============

   The accompanying notes are an integral part of these financial statements.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. THE COMPANY AND ACCOUNTING PRINCIPLES

     Bargo Energy Company (the "Company" or "Bargo") is engaged primarily in the acquisition, development and production of oil and gas reserves and operation of oil and gas wells. The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries, Bargo Petroleum Corporation (BPC) and Future Cal-Tex Corporation (FCT). Intercompany accounts and transactions are eliminated in consolidation. All material adjustments, consisting only of normal recurring adjustments that, in the opinion of management are necessary for a fair statement of the results for the interim periods, have been reflected. These interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company.

     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Significant assumptions are required in the valuation of proved oil and gas reserves which, as described above, may affect the amounts at which oil and gas properties are recorded. Actual results could differ from these estimates.

     In June 1998 the Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." (as amended by SFAS 137 and SFAS 138). This standard is effective for fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Upon adoption on January 1, 2001, the cumulative effect of the adoption of this accounting pronouncement results in a non-cash charge to net income of $2.4 million and a non-cash charge to Other Comprehensive Income of $2.2 million. The charge to Other Comprehensive Income relates to certain oil and natural gas hedges for the Coles Levee California properties which were entered into during the fourth quarter in anticipation of the sale of the field and have been designated as cash flow hedges. On January 12, 2001 the Coles Levee California properties was sold with these oil and natural gas derivatives assigned to the buyer.

2. PROPERTY ACQUISITIONS AND DIVESTITURES

     On March 31, 2000, the Company acquired interests in oil and gas properties from Texaco Exploration and Production, Inc., Four Star Oil and Gas Company and McFarland Energy, Inc. ("Texaco Acquisition") for a gross purchase price of $161.1 million, before closing adjustments. Such amount has been included as an addition to oil and gas properties. The final determination of the purchase price and its allocation is subject to adjustment over the current fiscal year. The effective date of the purchase is January 1, 2000. The properties are located in the Permian Basin, East Texas, Oklahoma and Kansas. The Company utilized a new credit facility to acquire the properties (see Note 3.)

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

     The following Bargo Energy Company pro forma information gives effect to the Texaco Acquisition referred to above and the East Texas properties (as reported on Form 8-K filed on November 19, 1999) as if they had been acquired January 1, 1999:

                                                                NINE MONTHS ENDED
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                 2000        1999
                                                              ----------   ---------
                                                              (AMOUNTS IN THOUSANDS
                                                                 EXCEPT PER SHARE
                                                                     AMOUNT)
Revenues....................................................   $107,163     $73,290
Net income before extraordinary item........................   $ 19,815     $ 5,183
Net income..................................................   $ 18,764     $ 5,183
Earnings per share:
  Basic --
     Net income per common share before extraordinary
       item.................................................   $    .18     $   .05
     Net income per common share............................   $    .16     $   .05
  Diluted --
     Net income per common share per extraordinary item.....   $    .15     $   .05
     Net income per common share............................   $    .14     $   .05

     On May 31, 2000 the Company sold its Ardmore Basin producing oil and gas properties in southern Oklahoma to Le Norman Partners, LLC for $31.9 million. Bargo also completed the sale of its interest in the Russell Clearfork Unit to Cross Timbers Oil Company for $2.9 million. Proceeds from both sales were used to paydown outstanding indebtedness under the Company's term and revolving credit facility. (See Note 3.) No gain or loss was recognized on these sales and the full cost pool was adjusted for the sales price.

3. CREDIT AGREEMENT

     Effective March 31, 2000, the Company entered into a new syndicated credit agreement ("Credit Agreement") with Chase Bank of Texas ("Chase") and several other energy lending banks (all banks shall be referred to collectively as the "Banks"), with Chase serving as administrative agent. Proceeds from the new Credit Agreement were used to fully refinance the Company's previous bank indebtedness and make the Texaco Acquisition. Borrowings under the Credit Agreement are secured by mortgages covering substantially all of the Company's producing oil and gas properties. As required by the Credit Agreement, the Company has hedged 75% of estimated oil production generated from the Texaco Acquisition through 2001 (see Note 4). In accordance with the Credit Agreement the Banks were paid various underwriting, administrative and advisory fees totaling $4.38 million. The Credit Agreement provides for a total commitment amount of $245 million, comprised of a revolving and a term facility.

     The total commitment amount under the term facility was $45 million. The term facility matures December 31, 2000. Borrowings under the term facility as of September 30, 2000 were $20.1 million. The Company received commitments from several of its current stockholders to purchase preferred stock and also received a commitment from one of its lenders to convert a portion of the loan into preferred stock, in an amount sufficient in the aggregate to repay the term facility in full at maturity (see Note 5). As the Company has both the ability and intent to refinance its term facility, the amounts have been classified as long term in the balance sheet at September 30, 2000.

     The total commitment amount under the revolving facility is $200 million with a current borrowing base of $150 million ("Borrowing Base"). The revolving facility matures March 31, 2003. Borrowings under the revolving facility as of September 30, 2000 were $98.7 million. Under the revolving facility, the

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

Company has a choice of two different interest rates; the Base Rate or the LIBO Rate. While the term facility is outstanding, the debt under the revolving credit facility bears interest under the Base Rate (which is the higher of the lender's "Prime Rate" or the Federal Funds Rate plus .5%) plus an applicable margin of 1.0% or interest under the LIBO Rate at the LIBO rate (reserve adjusted) plus 2.5%. The Company may convert any portion of the outstanding debt from one interest rate type to another in increments of $1 million.

     In connection with the new Credit Agreement, the Company wrote off $1,696,000 of loan costs related to the previously existing revolving credit agreement. Such amounts are shown separately, net of tax, as an extraordinary item.

     Effective October 4, 2000, the borrowing base under the revolving facility was increased to $170 million. On October 10, 2000, utilizing availability under the revolving facility, the Company paid off the term facility in the amount of $20,100,000 thereby eliminating the term facility commitment. Since the term facility is terminated, the applicable margin for borrowings under the revolving credit facility will be computed based on Borrowing Base utilization ranging from 0%-.75% for Base Rate loans and 1.5%-2.25% for LIBO Rate loans. The current balance outstanding under the revolving facility is $104,000,000 as of November 14, 2000.

4. HEDGING AND DERIVATIVE ACTIVITIES

     The Company engages in certain hedging activities related to the purchase and delivery of oil and gas in the future. Such activities are accounted for in accordance with Statement of Financial Accounting Standard No. 80, "Accounting for Futures Contracts" (SFAS 80). The losses on hedging contracts are included as a reduction of net revenues.

     In addition to the hedges in place at December 31, 1999, the Company entered into additional derivative contracts in the first quarter of 2000 in relation to the Texaco Acquisition. The instruments cover approximately 75% (or approximately 190,000 BBLS per month) of estimated oil production related to the Texaco Acquisition through calendar year 2001. The contracts related to the Texaco Acquisition production consist of a floor of $22 per BBL for April through December 2000 and a floor of $21 per BBL for January through December 2001. The Company was required to hedge a portion of its production under the terms of their new Credit Agreement (see Note 3). Accordingly, the cost of the instrument ($6.22 million, paid in full during the first quarter of 2000), has been capitalized as loan costs and will be amortized over the life of the loans.

5. EQUITY BACKSTOP

     The Company received commitments from several of its current stockholders to purchase preferred stock, and also received a commitment from one of its lenders ("Converting Lender") to convert a portion of the term facility into preferred stock, in an amount sufficient in the aggregate to repay the term facility (see Note 3) in full at maturity (the purchase of additional preferred stock and conversion of a portion of the term facility into preferred stock in order to retire the term facility at maturity shall be known as the "Equity Backstop"). In order to secure the Equity Backstop the Company paid an Equity Backstop fee of $1.35 million to the preferred stockholders and the Converting Lender. This fee has been included as debt issuance costs related to the Credit Agreement. Additionally, the Company initiated a Consent Action to increase the Company's outstanding capital stock, in preparation for the potential issuance of additional shares as a result of the Equity Backstop. This Consent Action was approved by a majority of the Company's stockholders on March 13, 2000 and became effective April 10, 2000. The Company's articles of incorporation have been amended to increase the authorized common shares to 200 million and authorized preferred shares to 10 million. The Company repaid the term facility on October 10, 2000 thereby canceling the Equity Backstop commitments.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

6. EARNINGS PER SHARE

     Net income or loss per common share is based on the weighted average number of common shares outstanding. In accordance with SFAS 128, "Earnings Per Share," income available to common stockholders is reduced by the amount of dividends on cumulative preferred stock and accretion of related stock issuance costs. The Company's common stock equivalents consisted of stock options and warrants. The calculation of weighted average number of common shares outstanding for the three and nine months ended September 30, 2000 is as follows:

Weighted average basic common shares outstanding.......    87,933,000
Options and warrants outstanding (Treasury Stock
  Method)..............................................    15,347,000
                                                          -----------
Weighted average fully diluted common and common
  equivalent shares outstanding........................   103,280,000
                                                          ===========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Bargo Energy Company

     We have audited the accompanying Statement of Revenues and Direct Operating Expenses of the East Texas Properties for the nine month period ended September 30, 1999 and for each of the years ended December 31, 1998 and 1997. This statement is the responsibility of the management of the owners of the properties. Our responsibility is to express an opinion on the statement based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statement as described in Notes 1 and 2 was prepared for the purpose of complying with certain rules and regulations of the Securities and Exchange Commission for inclusion in a Current Report on Form 8-K. It is not intended to be a complete presentation of the financial position and results of operations of the properties.

     In our opinion the statement presents fairly, in all material respects, the revenues and direct operating expenses of the East Texas Properties as described in Notes 1 and 2 for the nine month period ended September 30, 1999 and for each of the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

PRICEWATERHOUSECOOPERS LLP

Houston, Texas
November 15, 1999

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

                             EAST TEXAS PROPERTIES
              STATEMENT OF REVENUES AND DIRECT OPERATING EXPENSES
                                 (IN THOUSANDS)

                                                               NINE MONTHS       YEAR ENDED
                                                                  ENDED         DECEMBER 31,
                                                              SEPTEMBER 30,   -----------------
                                                                  1999         1998      1997
                                                              -------------   -------   -------
Revenues:
  Oil and gas revenues......................................     $11,110      $18,549   $32,141
                                                                 -------      -------   -------
Direct operating expenses:
  Lease operating expenses..................................       4,910        6,963     6,841
  Severance and ad valorem taxes............................         880        1,559     2,750
                                                                 -------      -------   -------
          Total direct operating expenses...................       5,790        8,522     9,591
                                                                 -------      -------   -------
Excess of revenues over direct Operating expenses...........     $ 5,320      $10,027   $22,550
                                                                 -------      -------   -------

                       See Notes to Historical Summaries.

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

         NOTES TO HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING
                     EXPENSES OF THE EAST TEXAS PROPERTIES

1. THE PROPERTIES

     The East Texas Properties represent interest in 40 leases, a waterflood unit, over 60 royalty properties and an oil transportation contract in East Texas.

2. BASIS OF PRESENTATION

     During the periods presented, the Properties were not accounted for as a separate entity. Accordingly, full financial statements prepared in accordance with generally accepted accounting principles do not exist and are not practicable to obtain in these circumstances.

     The Statement of Revenues and Direct Operating Expenses (the Statement) was derived from the historical accounting records of Atlantic Richfield Company
(ARCO) and represents only the net interests in the Properties acquired by Bargo Energy Company. Depreciation, depletion and amortization, general and administrative expenses and other nonoperating expenses are not included. Accordingly, the Statement is not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

     The accompanying Statement has been prepared on the accrual basis in accordance with the generally accepted accounting principles. Preparation of the Statement in conformity with generally accepted accounting principles and estimation of oil and gas reserves require management to make estimates and assumptions that affect the amounts reported in the Statement and accompanying notes. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

     Production for all periods presented has been sold to affiliated ARCO subsidiaries at prices determined by ARCO. Lease operating costs included allocation of costs from ARCO of $451,000, $805,000 and $751,000 for the 1999, 1998 and 1997 periods, respectively.

4. COMMITMENT AND CONTINGENCIES

     In the course of their operations, the properties are subject to possible contingencies arising from federal, state and local environmental, health and safety laws and regulations. There are no such matters which, in the opinion of Bargo management, will have a material adverse impact on the revenues and direct operating expenses in the Statement.

5. SUPPLEMENTAL OIL AND GAS INFORMATION (UNAUDITED)

  Oil and Gas Reserve Information

     Proved oil and gas reserve quantities are based on estimates at September 30, 1999 prepared by the Company's engineers in accordance with guidelines established by the Securities and Exchange Commission (SEC). There are numerous uncertainties inherent in estimating quantities of proved reserves

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

         NOTES TO HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING
              EXPENSES OF THE EAST TEXAS PROPERTIES -- (CONTINUED)

and projecting future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact.

                                                              CRUDE OIL,
                                                              CONDENSATE
                                                              AND NATURAL    NATURAL GAS
                                                              GAS LIQUIDS   (THOUSANDS OF
                                                               (BARRELS)     CUBIC FEET)
                                                              -----------   -------------
Total proved reserves:
  Balance January 1, 1997...................................   7,075,554      5,275,912
  Production................................................  (1,433,695)    (1,097,254)
                                                              ----------     ----------
  Balance December 31, 1997.................................   5,641,859      4,178,658
  Production................................................  (1,151,593)    (1,075,392)
                                                              ----------     ----------
  December 31, 1998.........................................   4,490,266      3,103,266
  Production................................................    (668,766)      (622,466)
                                                              ----------     ----------
  Balance September 30, 1999................................   3,821,500      2,480,800
                                                              ----------     ----------
Proved developed reserves:
  December 31, 1997.........................................   4,497,759      3,835,358
  December 31, 1998.........................................   3,346,166      2,759,966
  September 30, 1999........................................   2,677,400      2,137,500

  Future Net Cash Flows

     Future net cash inflows are based on period-end prices related to the intercompany pricing policies of ARCO. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

     The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves. The information does not purport to present fair market value of the Company's oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used.

                                                             TOTAL
                                                         --------------
                                                          (UNAUDITED)
                                                         (IN THOUSANDS)
September 30, 1999:
  Cash inflows........................................      $ 92,894
  Production and development costs....................       (40,388)
                                                            --------
  Net cash flows......................................        52,506
  10 percent annual discount rate.....................       (14,707)
                                                            --------
  Discounted future net cash flows....................      $ 37,799
                                                            --------
December 31, 1998:
  Cash inflows........................................      $ 59,231
  Production and development costs....................       (46,178)
                                                            --------
  Net cash flows......................................        13,053
  10 percent annual discount rate.....................        (3,916)
                                                            --------
  Discounted future net cash flows....................      $  9,137
                                                            --------

                     BARGO ENERGY COMPANY AND SUBSIDIARIES

         NOTES TO HISTORICAL SUMMARIES OF REVENUES AND DIRECT OPERATING
              EXPENSES OF THE EAST TEXAS PROPERTIES -- (CONTINUED)

                                                             TOTAL
                                                         --------------
                                                          (UNAUDITED)
                                                         (IN THOUSANDS)
December 31, 1997:
  Cash inflows........................................      $ 95,595
  Production and development costs....................       (54,700)
                                                            --------
  Net cash flows......................................        40,895
  10 percent annual discount rate.....................       (13,506)
                                                            --------
  Discounted future net cash flows....................      $ 27,389
                                                            --------

     The following table sets forth the principal sources of change in the discounted future net cash flows:

                                                      NINE MONTHS
                                                         ENDED       YEAR ENDED DECEMBER 31,
                                                     SEPTEMBER 30,   -----------------------
                                                         1999           1998         1997
                                                     -------------   ----------   ----------
                                                                 (IN THOUSANDS)
Sales, net of production costs.....................     $(5,320)      $(10,027)    $(22,550)
Change in prices and production costs..............      33,068        (10,964)     (26,994)
Accretion of discount..............................         914          2,739        6,994
                                                        -------       --------     --------
Net change.........................................      28,662        (18,252)     (42,550)
Balance, beginning of period.......................       9,137         27,389       69,939
                                                        -------       --------     --------
Balance, end of period.............................     $37,799       $  9,137     $ 27,389
                                                        -------       --------     --------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Bargo Energy Company:

     We have audited the accompanying statements of combined revenues and direct operating expenses of the oil and gas properties purchased by Bargo Energy Company from Texaco Exploration and Production Inc., Four Star Oil and Gas Company and McFarland Energy, Inc. (collectively, Texaco), for the years ended December 31, 1999 and 1998. These statements are the responsibility of Texaco's management. Our responsibility is to express an opinion on these statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Bargo Energy Company's Form 8-K and are not intended to be a complete financial presentation of the properties described above.

     In our opinion, the statements referred to above present fairly, in all material respects, the combined revenues and direct operating expenses of the oil and gas properties purchased by Bargo Energy Company from Texaco for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
April 28, 2000

                              BARGO ENERGY COMPANY

                   STATEMENTS OF COMBINED REVENUES AND DIRECT
                OPERATING EXPENSES OF THE OIL AND GAS PROPERTIES
                 PURCHASED BY BARGO ENERGY COMPANY FROM TEXACO
                                 (IN THOUSANDS)

                                                         THREE MONTHS ENDED       YEAR ENDED
                                                              MARCH 31            DECEMBER 31
                                                         -------------------   -----------------
                                                           2000       1999      1999      1998
                                                         --------   --------   -------   -------
                                                             (UNAUDITED)
Revenues...............................................  $23,950    $12,677    $70,213   $64,090
Direct Operating Expenses..............................    7,865      7,953     31,479    38,397
                                                         -------    -------    -------   -------
Revenues in Excess of Direct Operating Expenses........  $16,085    $ 4,724    $38,734   $25,693
                                                         =======    =======    =======   =======

   The accompanying notes are an integral part of these financial statements.

                              BARGO ENERGY COMPANY

              NOTES TO STATEMENTS OF COMBINED REVENUES AND DIRECT
                OPERATING EXPENSES OF THE OIL AND GAS PROPERTIES
                 PURCHASED BY BARGO ENERGY COMPANY FROM TEXACO

1. THE PROPERTIES

     On February 22, 2000, Bargo Energy Company (Bargo) entered into an agreement with Texaco Exploration and Production Inc., Four Star Oil and Gas Company and McFarland Energy, Inc. (collectively, Texaco), to purchase Texaco's interests in certain oil and gas properties located in the Permian Basin, East Texas, Oklahoma and Kansas (the Acquired Properties) for $161.1 million, before closing adjustments. The effective date of the agreement is January 1, 2000. The transaction closed on March 31, 2000.

2. BASIS FOR PRESENTATION

     The accompanying statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Bargo Energy Company's Form 8-K and are not intended to be a complete financial presentation of the properties described above.

     The revenues and direct operating expenses associated with the Acquired Properties were derived from Texaco's accounting records and are presented on the accrual basis of accounting. Revenues and direct operating expenses, as set forth in the accompanying statements, include oil, gas and plant product revenues and associated direct operating expenses related to the net revenues and net working interests, respectively, in the Acquired Properties. The statements include oil, gas and plant product revenues, net of royalties. Direct operating expenses include labor, services, repairs and maintenance, and supplies utilized to operate and maintain the wells and related equipment as well as severance and ad valorem taxes.

     The accompanying statements do not represent a complete income statement in that they do not show certain expenses, which were incurred in connection with the ownership of the Acquired Properties, such as general and administrative expenses and income taxes. These costs were not separately allocated to the Acquired Properties in Texaco's accounting records, and any pro forma allocation would be both impractical and would not be a reliable estimate of what these costs would actually have been had the Acquired Properties been operated historically as a stand-alone entity. In addition, these allocations, if made using Texaco's general and administrative structures and tax burdens, would not produce allocations that would be indicative of the performance of the Acquired Properties had they been assets of Bargo due to the greatly varying size, structure and operations of the two companies.

     The accompanying statements also do not include Texaco's provisions for depreciation, depletion and amortization, as such amounts would not be indicative of those costs that would be incurred by Bargo upon allocation of the purchase price.

     The interim revenues and direct operating expenses for the three months ended March 31, 2000 and 1999, is unaudited; however, in the opinion of Texaco management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the revenues and direct operating expenses for the interim periods.

3. COMMITMENTS AND CONTINGENCIES

     Pursuant to the terms of the purchase and sale agreement between Bargo and Texaco, any claims, litigation or disputes pending as of January 1, 2000, or any matters arising in connection with ownership of the properties prior to January 1, 2000, are retained by Texaco. Notwithstanding this indemnification, Texaco is not aware of any legal, environmental or other commitments or contingencies that would have a material effect on the statements of combined revenues and direct operating expenses.

                              BARGO ENERGY COMPANY

                      SUPPLEMENTAL OIL AND GAS INFORMATION
                                  (UNAUDITED)

1. OIL AND GAS RESERVE INFORMATION

     Proved oil and gas reserve quantities are based on estimates prepared by Texaco's engineers and from information provided by Texaco in accordance with guidelines established by the Securities and Exchange Commission (SEC).

     There are numerous uncertainties inherent in estimating quantities of proved reserves and projecting future rates of production and timing of development expenditures. The following reserve data represent estimates only and should not be construed as being exact.

                                                                OIL      GAS
                                                              (MBBLS)   (MMCF)
                                                              -------   ------
Proved reserves at December 31, 1997........................  51,949    40,181
  Production................................................  (4,639)   (4,987)
  Extensions, discoveries and improved recovery.............   2,461     5,508
  Revisions of previous estimates...........................    (701)    1,578
  Net purchases.............................................      55       226
                                                              ------    ------
Proved reserves at December 31, 1998........................  49,125    42,506
  Production................................................  (3,942)   (4,072)
  Extensions, discoveries and improved recovery.............   6,032     2,804
  Revisions of previous estimates...........................  (3,669)   (3,993)
  Net purchases.............................................      21        --
                                                              ------    ------
Proved reserves at December 31, 1999........................  47,567    37,245
                                                              ======    ======
Proved developed reserves at --
  December 31, 1997.........................................  47,493    37,067
  December 31, 1998.........................................  44,488    36,855
  December 31, 1999.........................................  39,884    33,372

2. FUTURE NET CASH FLOWS

     Future cash inflows are based on year-end oil and gas prices except in those instances where future natural gas or oil sales are covered by physical or derivative contract terms providing for higher or lower amounts. Operating costs, production and ad valorem taxes and future development costs are based on current costs with no escalation.

     The following table sets forth unaudited information concerning future net cash flows for oil and gas reserves. This information does not purport to present the fair market value of Texaco's oil and gas assets, but does present a standardized disclosure concerning possible future net cash flows that would result under the assumptions used (in thousands).

                                                                   DECEMBER 31
                                                              ----------------------
                                                                 1999        1998
                                                              ----------   ---------
Future cash inflows.........................................  $1,160,342   $ 578,081
Future production costs.....................................    (361,052)   (390,470)
Future development costs....................................     (38,554)    (30,662)
                                                              ----------   ---------
          Net cash flows....................................     760,736     156,949
Less -- 10% discount rate...................................    (365,970)    (73,869)
                                                              ----------   ---------
Discounted future net cash flows (before income taxes)......  $  394,766   $  83,080
                                                              ==========   =========

     The following table sets forth the principal sources of change in discounted future net cash flows (in thousands).

                                                              YEAR ENDED DECEMBER 31
                                                              ----------------------
                                                                1999         1998
                                                              ---------   ----------
Beginning of year...........................................  $ 83,080    $ 257,808
Sales, net of production costs..............................   (38,734)     (25,693)
Net change in prices and production costs...................   338,574     (173,790)
Extensions, discoveries and improved recovery, net of
  related costs.............................................    38,080        2,380
Development costs incurred during the year..................     5,121       14,657
Accretion of discount.......................................     8,308       25,783
Purchases of minerals in place..............................       178          338
Revision of quantity estimates..............................   (34,231)      (3,841)
Change in production rates (timing) and other...............    (5,610)     (14,562)
                                                              --------    ---------
End of year.................................................  $394,766    $  83,080
                                                              ========    =========

                              BARGO ENERGY COMPANY

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma combined statements of operations for the nine months ended September 30, 2000 and the year ended December 31, 1999 reflect the disposition of the California Properties by Bargo Energy Company (Bargo) that occurred in January 2001 as if the disposition occurred January 1, 1999. The pro forma statements of operations adjust the operating results of Bargo for the nine months ended September 30, 2000 and the year ended December 31, 1999 to exclude the historical revenues and direct operating expenses of the California Properties for the same periods.

     The pro forma statements of operations also reflect the following transactions: (1) the acquisition of the East Texas properties in September 1999 and (2) the Texaco acquisition on March 31, 2000. These items are reflected in the pro forma statements of operations as if they had occurred January 1, 1999.

     The accompanying unaudited pro forma combined balance sheet as of September 30, 2000 includes the disposition of the California Properties as if such disposition had occurred on September 30, 2000.

     These unaudited pro forma financial statements should be read in conjunction with the historical financial statements of Bargo as filed in its periodic reports with the Securities and Exchange Commission. These unaudited pro forma financial statements should not be construed to be indicative of future results or results that actually would have occurred if the transactions had occurred at the dates presented.

                              BARGO ENERGY COMPANY

                        UNAUDITED COMBINED BALANCE SHEET

                                                          BARGO ACTUAL                   PRO FORMA
                                                          SEPTEMBER 30,   CALIFORNIA   SEPTEMBER 30,
                                                              2000        PROPERTIES       2000
                                                          -------------   ----------   -------------
                                                                        (IN THOUSANDS)
                                               ASSETS

Current assets:
  Cash..................................................    $  2,175      $              $  2,175
  Accounts receivable...................................      23,385                       23,385
  Other current asset...................................          --                           --
                                                            --------      ---------      --------
          Total current assets..........................      25,560             --        25,560
                                                            --------      ---------      --------
Property and equipment, at cost:
  Oil and gas properties (full cost method).............     193,679        (39,450)(f)    154,229
  Other property and equipment..........................         832                          832
                                                            --------      ---------      --------
                                                             194,511        (39,450)      155,061
  Less -- accumulated depreciation, depletion and
     amortization.......................................     (18,515)                     (18,515)
                                                            --------      ---------      --------
          Total property and equipment..................     175,996        (39,450)      136,546
                                                            --------      ---------      --------
Goodwill................................................       1,642             --         1,642
Other noncurrent assets.................................       9,662             --         9,662
                                                            --------      ---------      --------
          TOTAL ASSETS..................................    $212,860      $ (39,450)     $173,410
                                                            ========      =========      ========

                                LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable......................................    $ 13,537      $              $ 13,537
  Current portion of notes Payable......................          --                           --
  Accrued income taxes payable..........................       7,582                        7,582
                                                            --------      ---------      --------
          Total current liabilities.....................      21,119             --        21,119
                                                            --------      ---------      --------
Long Term Notes payable -- senior.......................     118,750        (39,450)(f)     79,300
Deferred Tax Liability..................................       3,317             --         3,317
Redeemable Preferred Stock..............................      56,021             --        56,021
Stockholders' Equity
  Common Stock..........................................         921                          921
Additional paid-in capital..............................       6,878                        6,878
Treasury stock..........................................      (2,040)                      (2,040)
Retained earnings (deficit).............................       7,894                        7,894
                                                            --------      ---------      --------
          Total Stockholders Equity.....................      13,653             --        13,653
                                                            --------      ---------      --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY....    $212,860      $ (39,450)     $173,410
                                                            ========      =========      ========

The accompanying notes are an integral part of the Unaudited Pro Forma Combined
                             Financial Statements.

                              BARGO ENERGY COMPANY

                   UNAUDITED COMBINED STATEMENT OF OPERATIONS

                                                                                    DISPOSITIONS
                                    BARGO ACTUAL         ACQUISITIONS         -------------------------     PRO FORMA
                                    SEPTEMBER 30,   ----------------------    CALIFORNIA                  SEPTEMBER 30,
                                        2000        TEXACO     ADJUSTMENTS    PROPERTIES    ADJUSTMENTS       2000
                                    -------------   -------    -----------    ----------    -----------   -------------
                                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Income:
  Oil and gas sales...............    $ 83,213      $23,950(a)  $     --        $5,190(a)     $    --       $101,973
                                      --------      -------     --------        ------        -------       --------
                                        83,213       23,950           --         5,190             --        101,973
                                      --------      -------     --------        ------        -------       --------
Expenses:
  Lease operating expenses and
    production taxes..............      28,370        7,865(a)                     845(a)                     35,390
  Depreciation, depletion and
    amortization..................      12,817           --        4,043(b)                       792(b)      16,068
  General and administrative......       6,415           --          790(c)                        24(c)       7,181
                                      --------      -------     --------        ------        -------       --------
                                        47,602        7,865        4,833           845            816         58,639
                                      --------      -------     --------        ------        -------       --------
Operating income/(loss)...........      35,611       16,085       (4,833)        4,345           (816)        43,334
                                      --------      -------     --------        ------        -------       --------
Other (income) and expense:
  Interest expense................      11,275           --        3,780(d)                       690(d)      14,365
  Other income....................        (151)          --           --                                        (151)
                                      --------      -------     --------        ------        -------       --------
                                        11,124           --        3,780            --            690         14,214
                                      --------      -------     --------        ------        -------       --------
Income (loss) before income taxes
  and extraordinary item..........      24,487       16,085       (8,613)        4,345         (1,506)        29,120
Income tax benefit/(expense)......      (9,720)                   (2,424)(e)        --         (1,079)(e)    (11,065)
                                      --------      -------     --------        ------        -------       --------
Net income (loss) before
  extraordinary item..............      14,767       16,085      (11,037)        4,345         (2,585)        18,055
Extraordinary loss on
  extinguishment of debt..........       1,051           --           --            --             --          1,051
Net income (loss).................      13,716       16,085      (11,037)        4,345         (2,585)        17,004
Redeemable preferred stock
  dividends.......................       4,358           --           --            --             --          4,358
                                      --------      -------     --------        ------        -------       --------
Net income (loss) allocable to
  common shareholders.............    $  9,358      $16,085     $(11,037)       $4,345        $(2,585)      $ 12,646
                                      ========      =======     ========        ======        =======       ========
Net income (loss) per common
  share -- basic..................    $   0.11                                                              $   0.14
Net income (loss) per common
  share -- diluted................    $   0.09                                                              $   0.12
Net income before extraordinary
  item -- Basic...................    $   0.12                                                              $   0.16
Net income before extraordinary
  item -- Diluted.................    $   0.10                                                              $   0.13
Weighted average common shares
  outstanding -- Basic............      87,933                                                                87,933
Weighted average common shares
  outstanding -- Diluted..........     103,280                                                               103,280

The accompanying notes are an integral part of the Unaudited Pro Forma Combined
                             Financial Statements.

                              BARGO ENERGY COMPANY

                   UNAUDITED COMBINED STATEMENT OF OPERATIONS

                                              ACQUISITIONS                 DISPOSITIONS
                               BARGO    -------------------------    ------------------------
                              ACTUAL     TEXACO &                    CALIFORNIA                 PRO FORMA
                               1999     EAST TEXAS    ADJUSTMENTS    PROPERTIES   ADJUSTMENTS     1999
                              -------   ----------    -----------    ----------   -----------   ---------
                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Income:
  Oil and gas sales.........  $19,134    $81,323(a)    $               $2,484(a)    $            $97,973
                              -------    -------       ---------       ------       -------      -------
                               19,134     81,323                        2,484                     97,973
                              -------    -------       ---------       ------       -------      -------
Expenses:
  Lease operating
     expenses/production
     taxes..................    7,685     37,269(a)                       942(a)                  44,012
  Depreciation, depletion
     and amortization.......    4,898                     18,723(b)                     653(b)    22,968
  General and
     administrative.........    3,659                      3,272(c)                      18(c)     6,913
                              -------    -------       ---------       ------       -------      -------
                               16,242     37,269          21,995          942           671       73,893
                              -------    -------       ---------       ------       -------      -------
Operating income/(loss).....    2,892     44,054         (21,995)       1,542          (671)      24,080
                              -------    -------       ---------       ------       -------      -------
Other (income) and expense:
  Interest expense..........    2,378         --          16,080(d)                     720(d)    17,738
  Other income..............       (8)        --              --           --                         (8)
                              -------    -------       ---------       ------       -------      -------
                                2,370         --          16,080           --           720       17,730
                              -------    -------       ---------       ------       -------      -------
Income (loss) before income
  taxes.....................      522     44,054         (38,075)       1,542        (1,391)       6,350
Income tax
  benefit/(expense).........      141         --          (2,611)(e)       --           (57)(e)   (2,413)
                              -------    -------       ---------       ------       -------      -------
Net income (loss)...........      663     44,054         (40,686)       1,542        (1,448)       3,937
Redeemable preferred stock
  dividends.................    3,473         --              --           --            --        3,473
                              -------    -------       ---------       ------       -------      -------
Net income/(loss) allocable
  to common shareholders....  $(2,810)   $44,054       $ (40,686)      $1,542       $(1,448)     $   464
                              =======    =======       =========       ======       =======      =======
Net income (loss) per common
  share -- basic............  $ (0.04)                                                           $  0.01
Net income (loss) per common
  share -- diluted..........  $ (0.04)                                                           $  0.01
Weighted average common
  shares outstanding --
Basic.......................   75,942                                                             75,942
Weighted average common
  shares outstanding --
Diluted.....................   75,942                                                             81,689

The accompanying notes are an integral part of the Unaudited Pro Forma Combined
                             Financial Statements.

                              BARGO ENERGY COMPANY

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

     The pro forma adjustments are described as follows:

(a) Reflects the recognition of revenues and direct operating expenses for the respective periods.

(b) Adjustment to depletion and depreciation resulting from the effects of transactions as if such transactions occurred January 1, 1999. Adjustments were calculated based on historical depletion and depreciation rates per BOE.

(c) Adjustment to general and administrative expense directly attributable to the properties acquired/ disposed of in the transactions.

(d) Adjustment to record interest expense that would have been incurred if the Company had additional borrowings to fund the acquisitions. In addition, adjustments to reflect a reduction in interest expense based on reduced borrowings due to the disposition. The applicable interest rate was 9% at September 30, 2000. A 1/8 percent increase in the accrued interest rate would increase net pro forma interest expense by approximately $212,000 and $40,000 for the year ended December 31, 1999 and the nine months ending September 30, 2000, respectively.

(e) Reflects pro forma income tax provision, assuming a 38% rate based upon the pro forma change in pre-tax income.

(f) Reflects proceeds of $39.45 million as a reduction of the oil and gas properties full cost pool and a corresponding reduction of debt at September 30, 2000. The consideration to be received has not been reduced by the net cash flows from the properties for the period from December 1, 2000 to January 12, 2001 which will be treated as a reduction in the purchase price.

                                    ANNEX A
                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                         BELLWETHER EXPLORATION COMPANY

                                      AND

                              BARGO ENERGY COMPANY

                          DATED AS OF JANUARY 24, 2001

                               TABLE OF CONTENTS

ARTICLE I     THE MERGER..................................................    1
  1.1         The Merger..................................................    1
  1.2         Effective Time of the Merger................................    1
  1.3         Tax Treatment...............................................    1
  1.4         Accounting Treatment........................................    1
ARTICLE II    THE SURVIVING CORPORATION...................................    2
  2.1         Articles of Incorporation...................................    2
  2.2         Bylaws......................................................    2
  2.3         Directors and Officers......................................    2
ARTICLE III   CONVERSION OF SHARES........................................    2
  3.1         Conversion of Capital Stock.................................    2
  3.2         Surrender and Payment.......................................    5
  3.3         Stock Options...............................................    6
  3.4         No Fractional Shares........................................    6
  3.5         Dissenter's Rights..........................................    6
  3.6         Closing.....................................................    7
ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF BARGO.....................    7
  4.1         Organization and Qualification..............................    7
  4.2         Capitalization..............................................    8
  4.3         Authority...................................................    8
  4.4         Consents and Approvals; No Violation........................    9
  4.5         Bargo SEC Reports...........................................    9
  4.6         Financial Statements........................................   10
  4.7         Absence of Undisclosed Liabilities..........................   10
  4.8         Absence of Certain Changes..................................   10
  4.9         Taxes.......................................................   11
  4.10        Litigation..................................................   11
  4.11        Employee Benefit Plans; ERISA...............................   12
  4.12        Environmental Liability.....................................   13
  4.13        Compliance with Applicable Laws.............................   14
  4.14        Insurance...................................................   14
  4.15        Labor Matters; Employees....................................   14
  4.16        Reserve Reports.............................................   15
  4.17        Permits.....................................................   16
  4.18        Material Contracts..........................................   16
  4.19        Required Stockholder Vote or Consent........................   17
  4.20        Proxy/Information Statement/Prospectus; Registration
              Statement...................................................   17
  4.21        Intellectual Property.......................................   17
  4.22        Hedging.....................................................   18
  4.23        Brokers.....................................................   18
  4.24        Tax Matters.................................................   18
  4.25        Fairness Opinion............................................   19
  4.26        Takeover Laws...............................................   19
ARTICLE V     REPRESENTATIONS AND WARRANTIES OF BELLWETHER................   19
  5.1         Organization and Qualification..............................   19
  5.2         Capitalization..............................................   20
  5.3         Authority...................................................   20
  5.4         Consents and Approvals; No Violation........................   21
  5.5         Bellwether SEC Reports......................................   21
  5.6         Bellwether Financial Statements.............................   22
  5.7         Absence of Undisclosed Liabilities..........................   22

  5.8         Absence of Certain Changes..................................   22
  5.9         Taxes.......................................................   23
  5.10        Litigation..................................................   23
  5.11        Employee Benefit Plans; ERISA...............................   23
  5.12        Environmental Liability.....................................   25
  5.13        Compliance with Applicable Laws.............................   26
  5.14        Insurance...................................................   26
  5.15        Labor Matters; Employees....................................   26
  5.16        Reserve Reports.............................................   27
  5.17        Permits.....................................................   27
  5.18        Material Contracts..........................................   27
  5.19        Required Stockholder Vote or Consent........................   28
  5.20        Proxy/Information Statement/Prospectus; Registration
              Statement...................................................   28
  5.21        Intellectual Property.......................................   29
  5.22        Hedging.....................................................   29
  5.23        Brokers.....................................................   29
  5.24        Tax Matters.................................................   29
  5.25        Fairness Opinion............................................   30
  5.26        Takeover Laws...............................................   30
ARTICLE VI    CONDUCT OF BUSINESS PENDING THE MERGER......................   30
  6.1         Conduct of Business by Bargo Pending the Merger.............   30
  6.2         Conduct of Business by Bellwether Pending the Merger........   32
ARTICLE VII   ADDITIONAL AGREEMENTS.......................................   34
  7.1         Access and Information......................................   34
  7.2         Acquisition Proposals.......................................   34
  7.3         Directors' and Officers' Indemnification and Insurance......   36
  7.4         Further Assurances..........................................   36
  7.5         Expenses....................................................   36
  7.6         Cooperation.................................................   38
  7.7         Publicity...................................................   38
  7.8         Additional Actions..........................................   38
  7.9         Filings.....................................................   38
  7.10        Consents....................................................   38
  7.11        Employee Matters; Benefit Plans.............................   38
  7.12        Board, Committees and Executive Officers....................   39
  7.13        Stockholders Meetings.......................................   40
  7.14        Preparation of the Proxy/Information Statement/Prospectus
              and Registration      Statement.............................   41
  7.15        Stock Exchange Listing......................................   42
  7.16        Notice of Certain Events....................................   42
  7.17        Site Inspections............................................   42
  7.18        Affiliate Agreements; Tax Treatment.........................   43
  7.19        Stockholder Litigation......................................   43
  7.20        Indenture Matters...........................................   43
  7.21        Credit Facility.............................................   43
  7.22        Registration Rights Agreements..............................   43
  7.23        Option Issuance and Employment Agreements...................   43
  7.24        Certain Bellwether Board Approvals..........................   43
  7.25        Termination of Agreements...................................   44
  7.26        Voting Agreements...........................................   44

ARTICLE VIII  CONDITIONS TO CONSUMMATION OF THE MERGER....................   44
  8.1         Conditions to the Obligation of Each Party..................   44
  8.2         Conditions to the Obligations of Bellwether.................   44
  8.3         Conditions to the Obligations of Bargo......................   45
ARTICLE IX    SURVIVAL....................................................   46
  9.1         Survival of Representations and Warranties..................   46
  9.2         Survival of Covenants and Agreements........................   46
ARTICLE X     TERMINATION, AMENDMENT AND WAIVER...........................   46
  10.1        Termination.................................................   46
  10.2        Effect of Termination.......................................   48
ARTICLE XI    MISCELLANEOUS...............................................   48
  11.1        Notices.....................................................   48
  11.2        Separability................................................   49
  11.3        Assignment..................................................   49
  11.4        Interpretation..............................................   49
  11.5        Counterparts................................................   49
  11.6        Entire Agreement............................................   49
  11.7        Governing Law...............................................   49
  11.8        Attorneys' Fees.............................................   49
  11.9        No Third Party Beneficiaries................................   49
  11.10       Disclosure Schedules........................................   49
  11.11       Amendments and Supplements..................................   49
  11.12       Extensions, Waivers, Etc....................................   50

                          AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "AGREEMENT") dated as of January 24, 2001, by and between Bellwether Exploration Company, a Delaware corporation ("BELLWETHER"), and Bargo Energy Company, a Texas corporation ("BARGO").

     WHEREAS, the respective Boards of Directors of Bellwether and Bargo deem it advisable and in the best interests of their respective stockholders that Bargo merge with and into Bellwether (the "MERGER") upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Merger; and

     WHEREAS, concurrently with the execution and delivery of this Agreement,
(i) with the approval of Bargo's Board of Directors, Bellwether has entered into voting agreements with each of BancAmerica Capital Investors SBIC I, L.P., Thomas D. Barrow, James E. Sowell, Kayne Anderson Energy, L.P., Tim J. Goff, EnCap Energy Capital Fund III, L.P., SGC Partners II, LLC, EOS Partners SBIC, L.P., EnCap Energy Capital Fund, III-B and Energy Capital Investment Co., PLC under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein and (ii) with the approval of Bellwether's Board of Directors, Bargo has entered into voting agreements with each of J.P. Bryan, Douglas G. Manner, Judy Ley Allen, A.K. McLanahan, Vincent Buckley, Townes G. Pessler, and Cliff M. West, under which such parties have among other things agreed to support the Merger upon the terms and conditions set forth therein (collectively, the "VOTING AGREEMENTS"); and

     WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the "CODE");

     NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined in Section 1.2) Bargo shall merge with and into Bellwether and the separate corporate existence of Bargo shall thereupon cease and Bellwether shall be the surviving corporation in the Merger (sometimes referred to herein as the "SURVIVING CORPORATION"). The Merger shall have the effects set forth in Article 5.06 of the Texas Business Corporation Act (the "TBCA") and Section 259 of the Delaware General Corporation Law (the "DGCL"), including the Surviving Corporation's succession to and assumption of all rights and obligations of Bargo.

     1.2 Effective Time of the Merger. The Merger shall become effective (the "EFFECTIVE TIME") upon the latest of (i) the filing of properly executed Articles of Merger relating to the Merger with the Secretary of State of Texas in accordance with the TBCA, and the issuance by the Secretary of State of Texas of a certificate of merger with respect thereto, (ii) the filing of a properly executed Certificate of Merger relating to the Merger with the Secretary of State of Delaware in accordance with the DGCL, and the issuance by the Secretary of State of Delaware of a certificate of merger with respect thereto, and (iii) at such later time as the parties shall agree and set forth in such Articles of Merger and Certificate of Merger. The filing of the Articles of Merger and Certificate of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 3.6.

     1.3 Tax Treatment. It is intended that the Merger shall constitute a reorganization under Section 368(a) of the Code.

     1.4 Accounting Treatment. It is intended that the Merger shall be accounted for as a purchase transaction for financial accounting purposes.

                                   ARTICLE II

                           THE SURVIVING CORPORATION

     2.1 Articles of Incorporation. The Certificate of Incorporation of Bellwether in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation at and after the Effective Time until thereafter amended in accordance with the terms thereof and the DGCL, except that Article I of the Surviving Corporation's Certificate of Incorporation shall be amended to change the Surviving Corporation's name to a name that is mutually acceptable to each of Bellwether and Bargo, which name shall be chosen prior to the mailing of the Proxy/Information Statement/Prospectus (as defined).

     2.2 Bylaws. The bylaws of Bellwether as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation at and after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Certificate of Incorporation of the Surviving Corporation and the DGCL.

     2.3 Directors and Officers. At and after the Effective Time, the directors and officers of the Surviving Corporation shall be as set forth in
Section 7.12, until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and bylaws.

                                  ARTICLE III

                              CONVERSION OF SHARES

     3.1 Conversion of Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock described below:

          (a) All shares of Common Stock of Bargo, par value $.01 ("BARGO COMMON STOCK"), that are held in Bargo's treasury will be canceled and no cash, Bellwether capital stock or other consideration shall be delivered in exchange therefor.

          (b) Conversion of Bargo Common Stock.

             (i) Subject to Sections 3.4 and 3.5, each share of Bargo Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Bargo Common Stock treated in accordance with Section 3.1(a)) will be converted into (x) the Cash Amount (the "CASH CONSIDERATION") and (y) the right to receive the number of shares of Bellwether Common Stock, par value $.01 per share ("BELLWETHER COMMON STOCK") equal to the Exchange Ratio (the "STOCK CONSIDERATION" and, together with the Cash Consideration, the "COMMON CONVERSION CONSIDERATION"). All such shares of Bargo Common Stock, when so converted, will no longer be outstanding and will automatically be retired and will cease to be outstanding, and the holder of a certificate ("COMMON STOCK CERTIFICATE") that, immediately prior to the Effective Time, represented outstanding shares of Bargo Common Stock will cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Common Stock Certificate: (A) the applicable Common Conversion Consideration, (B) certain dividends and other distributions under Section 3.1(e), and (C) cash in lieu of fractional shares of Bellwether Common Stock under Section 3.4, in each case without interest (collectively, the "COMMON STOCK MERGER CONSIDERATION"). Notwithstanding the foregoing, if between the date of this Agreement and the Effective Time the outstanding shares of Bellwether Common Stock or Bargo Common Stock shall have been changed into a different number of shares or a different class, because of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio and, with respect to such changes in the outstanding shares of Bargo Common Stock, the Cash Amount, shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

             (ii) For this Agreement the following terms will have the indicated meanings:

                "ASSUMED PRICE" means the quotient of (i) the sum of (A) $56,412,896, (B) the aggregate exercise price of all of the Bargo Convertible Securities (as defined) issued and outstanding on the date hereof, and (C) $80,000,000 (provided that if the Bellwether Market Price is (x) greater than $9.00, then clause (C) shall be equal to the product of 8,888,889 times the Bellwether Market Price or (y) less than $7.00, then clause (C) shall be equal to the product of 11,428,570 times the Bellwether Market Price) divided by (ii) the Fully Diluted Bargo Equity immediately prior to the acquisition of the Bargo Convertible Securities under Section 3.3.

                "BARGO CONVERTIBLE SECURITY CASH-OUT AMOUNT" means if the Bellwether Market Price is (i) less than or equal to $9.00, then 70% of the Bargo Convertible Security Value Amount, and (ii) greater than $9.00, then 70% of what the Bargo Convertible Security Value Amount would be if the Bellwether Market Price were $9.00. The "Bargo Convertible Security Cash-Out Amount" may be calculated for any holder of Bargo Convertible Securities or any grant of Bargo Convertible Securities by using the preceding formula except for using the Bargo Security Value Amount attributable to that holder or grant instead of for all the Bargo Convertible Securities.

                "BARGO CONVERTIBLE SECURITY VALUE AMOUNT" means the result of
           (i) the product of (A) the Assumed Price times (B) the number of Bargo Convertible Securities outstanding immediately prior to the acquisition of Bargo Convertible Securities by Bargo under Section
           3.3 minus (ii) the aggregate exercise price of all of the Bargo Convertible Securities outstanding immediately prior to the acquisition of Bargo Convertible Securities by Bargo under Section
           3.3. The "Bargo Convertible Security Value Amount" may be calculated for any holder of Bargo Convertible Securities or any grant of Bargo Convertible Securities by using the preceding formula except for replacing clauses (B) (and (ii)) with the number of (the aggregate exercise price of) the Bargo Convertible Securities for which such Bargo Convertible Security Value Amount is to be calculated.

                "BELLWETHER MARKET PRICE" means the average of the closing prices on the Nasdaq National Market System of a share of Bellwether Common Stock over 20 consecutive trading days ending on the third trading day before the Closing Date.

                "CASH AMOUNT" means the quotient of (i) the result of (A) the sum of (w) $56,412,896 plus (x) the aggregate proceeds Bargo has received prior to the Effective Time as the result of the exercise of any Bargo Convertible Securities between the date hereof and the Effective Time, minus (B) the Bargo Convertible Security Cash-Out Amount, divided by (ii) the number of shares of Bargo Common Stock (other than treasury shares) outstanding at the Effective Time.

                "EXCHANGE RATIO" means the quotient of (i) the result of (x) $80,000,000 minus (y) the product of (I) number of Reserved Bellwether Shares times (II) the Bellwether Market Price divided by
           (ii) the product of (A) the Bellwether Market Price times (B) the number of shares of Bargo Common Stock (other than treasury shares) outstanding at the Effective Time. For this definition, if the Bellwether Market Price is greater than $9.00, the Bellwether Market Price will be deemed to be $9.00, and if the Bellwether Market Price is less than $7.00, the Bellwether Market Price will be deemed to be $7.00

                "FULLY DILUTED BARGO EQUITY" means the sum (without duplication) of the number of shares of Bargo Common Stock: (a) outstanding as of the Effective Time (other than treasury shares); (b) issuable upon the exercise of the Bargo Convertible Securities outstanding immediately prior to the acquisition of Bargo Convertible Securities by Target under Section 3.3 (regardless of whether such options or warrants are exercisable); and

           (c) for which all of Bargo's other derivative securities are exercisable for or convertible into, directly or indirectly, as of the Effective Time.

                "RESERVED BELLWETHER SHARES" means the number of shares of Bellwether Common Stock determined by determining the quotient of (i) the result of (A) the Bargo Convertible Security Value Amount minus
           (B) the Bargo Convertible Security Cash-Out Amount, divided by (ii) the Bellwether Market Price (rounded down to the nearest number of whole shares). The "Reserved Bellwether Shares" may be calculated for any holder of Bargo Convertible Securities or any grant of Bargo Convertible Securities by using the preceding formula except replacing clause (B) with the Bargo Convertible Security Value Amount for the number of Bargo Convertible Securities for which such Bargo Convertible Security Value Amount is to be calculated.

          (c) Subject to Section 3.5, each share of Cumulative Redeemable Preferred Stock, Series B, par value $.01 of Bargo (the "BARGO B PREFERRED STOCK") issued and outstanding immediately prior to the Effective Time will be converted into the amount of cash that would be required to redeem such share pursuant to the statement of resolution with respect thereto (the "PREFERRED CONVERSION CONSIDERATION"). All such shares of Bargo B Preferred Stock, when so converted, will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and the holder of a certificate ("PREFERRED STOCK CERTIFICATE" and, together with the Common Stock Certificates, the "STOCK CERTIFICATES") that, immediately prior to the Effective Time, represented outstanding shares of Bargo B Preferred Stock will cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Preferred Stock Certificate, the Preferred Conversion Consideration without interest (collectively, the "PREFERRED STOCK MERGER CONSIDERATION" and, together with the Common Stock Merger Consideration, the "MERGER CONSIDERATION").

          (d) Each share of Bellwether Common Stock issued and outstanding immediately prior to the Effective Time shall not be affected by the Merger.

          (e) No dividends or other distributions declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any un-surrendered Common Stock Certificate with respect to the applicable Common Stock Merger Consideration represented thereby until the holder of record of such Common Stock Certificate shall surrender such Common Stock Certificate in accordance with Section 3.2. Subject to the effect of applicable laws (including escheat and abandoned property laws), following surrender of any such Common Stock Certificate there shall be paid to the record holder of the certificate or certificates representing the Common Stock Merger Consideration issued in exchange therefor, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to Common Stock Merger Consideration, and (ii) if the payment date for any dividend or distribution payable with respect to Common Stock Merger Consideration has not occurred prior to the surrender of such Common Stock Certificate, at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the surrender of such Common Stock Certificate and a payment date subsequent to the surrender of such Common Stock Certificate.

          (f) All Merger Consideration issued upon the surrender of Stock Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Stock Certificates and the Bargo Common Stock or Bargo B Preferred Stock formerly represented thereby, and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Corporation of shares of Bargo Common Stock or Bargo B Preferred Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

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

     3.2  Surrender and Payment.

          (a) Bellwether shall authorize one or more transfer agent(s) reasonably acceptable to Bargo to act as Exchange Agent hereunder (the "EXCHANGE AGENT") with respect to the Merger. At or prior to the Effective Time, Bellwether shall deposit with the Exchange Agent for the benefit of the holders of Bargo Common Stock and Bargo B Preferred Stock, for exchange in accordance with this Section 3.2 through the Exchange Agent, Bellwether Common Stock and cash (collectively, the "EXCHANGE FUND"). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the applicable Merger Consideration in exchange for surrendered Stock Certificates pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by
     Section 3.2(e), the Exchange Fund shall not be used for any other purpose.

          (b) Promptly after the Effective Time, but in any event not later than five business days thereafter, Bellwether will send, or will cause the Exchange Agent to send, to each holder of a Stock Certificate or Certificates that immediately prior to the Effective Time represented outstanding Bargo Common Stock or Bargo B Preferred Stock a letter of transmittal and instructions for use in effecting the exchange of such Stock Certificates for certificates representing the Stock Consideration and the Cash Consideration (with respect to the Bargo Common Stock) or the Preferred Stock Merger Consideration (with respect to the Bargo B Preferred Stock). Provision also shall be made for holders of Stock Certificates to procure in person immediately after the Effective Time a letter of transmittal and instructions and to deliver in person immediately after the Effective Time such letter of transmittal and Stock Certificates in exchange for the applicable Merger Consideration.

          (c) After the Effective Time, Stock Certificates shall represent the right, upon surrender thereof to the Exchange Agent, together with a duly executed and properly completed letter of transmittal relating thereto, to receive in exchange therefor the applicable Merger Consideration subject to any required tax withholding, and the Stock Certificates so surrendered shall be canceled. No interest will be paid or will accrue on any cash amount payable upon the surrender of any such Stock Certificates. Until so surrendered, each such Stock Certificate shall, after the Effective Time, represent for all purposes only the right to receive the applicable Merger Consideration.

          (d) If any shares of Bellwether Common Stock are to be issued and/or cash to be paid to a Person other than the registered holder of the Stock Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such issuance or payment that the Stock Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such issuance shall pay to the Exchange Agent any transfer or other taxes required as a result of such issuance to a Person other than the registered holder or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. For this Agreement, "PERSON" means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

          (e) Any Merger Consideration in the Exchange Fund that remains unclaimed by the holders of Bargo Common Stock or Bargo B Preferred Stock one year after the Effective Time shall be returned to Bellwether, upon demand, and any such holder who has not exchanged such holder's Stock Certificates in accordance with this Section 3.2 prior to that time shall thereafter look only to Bellwether, as a general creditor thereof, to exchange such Stock Certificates or to pay amounts to which such holder is entitled pursuant to Section 3.1. If outstanding Stock Certificates are not surrendered prior to six years after the Effective Time (or, in any particular case, prior to such earlier date on which any Merger Consideration issuable or payable in respect of such Stock Certificates would otherwise escheat to or become the property of any governmental unit or agency), the Merger Consideration issuable or payable in respect of such Stock Certificates shall, to the extent permitted by applicable law, become the property of Bellwether, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Bellwether, Bargo or the Surviving Corporation shall be liable to any holder of Stock Certificates for any amount paid, or

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

     Merger Consideration delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (f) If any Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Bellwether may direct as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration in respect thereof pursuant to this Agreement.

     3.3 Stock Options. Immediately prior to the Effective Time, Bargo shall acquire from each holder of employee or director stock options of Bargo ("BARGO STOCK OPTIONS") and warrants of Bargo ("BARGO WARRANTS" and, together with the Bargo Stock Options, the "BARGO CONVERTIBLE SECURITIES") outstanding immediately prior to the Effective Time, Bargo Convertible Securities of such holder representing the Bargo Convertible Security Cash-Out Amount of such Bargo Convertible Securities in exchange for cash or at Bargo's option, a note which shall be payable immediately after the Effective Time, equal to the Bargo Convertible Security Cash-Out Amount of all Bargo Convertible Securities of such holder. Such Bargo Convertible Securities so acquired shall not be deemed to be outstanding at the Effective Time. At the Effective Time, Bellwether shall assume all Bargo Convertible Securities remaining outstanding. Each such Bargo Convertible Security remaining outstanding after the exchange contemplated by the first sentence of this Section 3.3 shall become an option or warrant having a cashless exercise feature (a "BELLWETHER OPTION") to purchase that number of shares of Bellwether Common Stock equal to the quotient of (i) the sum of (X) the Bargo Convertible Security Value Amount of such Bargo Convertible Security and (Y) the aggregate exercise price of such Bargo Convertible Security divided by (ii) the Bellwether Market Price. The exercise price per share of Bellwether Common Stock with respect to each such Bellwether Option shall equal the aggregate exercise price of the Bargo Convertible Security assumed by Bellwether divided by the number of shares of Bellwether Common Stock for which such Bellwether Option is exercisable. Such Bellwether Option shall be deemed to be automatically exercised on a cashless basis immediately after the time a post-effective amendment to the Registration Statement converting it into a registration statement on Form S-8 has been declared effective by the Securities and Exchange Commission (the "SEC"). Prior to the Effective Time, Bargo shall take all steps necessary to give written notice to each holder of a Bargo Stock Option that all Bargo Stock Options other than those converted into Bellwether Options shall be canceled effective as of the Effective Time. Bargo shall use its reasonable best efforts to cause its Board of Directors or any committee thereof responsible for the administration of Bargo's option plans to take any and all action necessary to effectuate the matters described in this Section 3.3 on or before the Effective Time. Any amounts payable pursuant to this Section
3.3 shall be subject to any required withholding of taxes and shall be paid without interest.

     3.4 No Fractional Shares. No fractional shares of Bellwether Common Stock shall be issued in the Merger and fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Bellwether. All holders of fractional shares of Bellwether Common Stock shall be entitled to receive, in lieu thereof, an amount in cash equal to such fraction times the Bellwether Market Price.

     3.5 Dissenter's Rights. Any shares of Bargo Common Stock or Bargo B Preferred Stock that a stockholder thereof properly exercising its dissent or appraisal rights under the TBCA (a "DISSENTING STOCKHOLDER") holds will be converted into the right to receive such consideration as may be determined to be due to such Dissenting Stockholder under the TBCA; except that any such shares that a Dissenting Stockholder holds for which, after the Effective Time, such Dissenting Stockholder withdraws its demand for purchase or loses its purchase right as provided in the TBCA, will be deemed to be converted, as of the Effective Time, into the right to receive the applicable Merger Consideration. Bargo will give Bellwether (a) prompt notice of any written demands for purchase, withdrawals of demands for purchase and any other instruments served under the TBCA, and (b) the opportunity to direct all negotiations and proceedings with respect to demands for purchase under the TBCA. Bargo will not

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

voluntarily make any payment with respect to any purchase demands and will not, except with Bellwether's prior written consent, settle or offer to settle any such demands.

     3.6 Closing. The closing of the transactions contemplated by this Agreement (the "CLOSING") shall take place at a location mutually acceptable to Bargo and Bellwether, at 10:00 a.m., local time, on the day (the "CLOSING DATE") on which all of the conditions set forth in Article VIII are satisfied or waived, or at such other date and time as Bellwether and Bargo shall otherwise agree.

                                   ARTICLE IV

                    REPRESENTATIONS AND WARRANTIES OF BARGO

     Bargo represents and warrants to Bellwether as follows:

     4.1  Organization and Qualification.

          (a) Bargo is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 4.1(a) of the disclosure letter delivered to Bellwether contemporaneously with the execution hereof (the "BARGO DISCLOSURE SCHEDULE"), which include each jurisdiction in which the character of Bargo's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Bargo Material Adverse Effect (as defined below). Bargo has all requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Bargo has made available to Bellwether a complete and correct copy of its articles of incorporation and bylaws, each as amended to date, and Bargo's articles of incorporation and bylaws as so delivered are in full force and effect. Bargo is not in default in any respect in the performance, observation or fulfillment of any provision of its articles of incorporation or bylaws.

          (b) Section 4.1(b) of the Bargo Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of Bargo and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of Bargo's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions listed in Section 4.1(b) of the Bargo Disclosure Schedule, which includes each jurisdiction in which the character of such Subsidiary's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Bargo Material Adverse Effect. Each of Bargo's Subsidiaries has the requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. Bargo has made available to Bellwether a complete and correct copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of Bargo's Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar organizational documents) as so delivered are in full force and effect. No Subsidiary of Bargo is in default in any respect in the performance, observation or fulfillment of any provision of its articles of incorporation or bylaws (or similar organizational documents). Other than Bargo's Subsidiaries, Bargo does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

          (c) For purposes of this Agreement, (i) a "BARGO MATERIAL ADVERSE EFFECT" shall mean any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of Bargo and its Subsidiaries taken as a whole; provided, that such term shall not include effects that are not applicable primarily to Bargo resulting from market conditions generally in the oil and gas industry; and (ii) "SUBSIDIARY" shall mean, with respect to any party, any corporation or other
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

     organization, whether incorporated or unincorporated, of which (x) at least a majority of the securities or other interests having by their terms voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries, or (y) such party or any Subsidiary of such party is a general partner of a partnership or a manager of a limited liability company.

     4.2  Capitalization.

          (a) The authorized capital stock of Bargo consists of 200,000,000 shares of Bargo Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share, of which 100,000 shares have been designated Convertible Preferred Stock, Series A, 5,000,000 shares of Bargo B Preferred Stock, and 45,000 shares have been designated as Cumulative Redeemable Preferred Stock, Series C. As of the date of this Agreement, (i) 87,935,885 shares of Bargo Common Stock were issued and outstanding, (ii) no shares of Bargo Preferred Stock, Series A were issued and outstanding,
     (iii) 5,000,000 shares of Bargo B Preferred Stock were issued and outstanding, (iv) no shares of Bargo Preferred Stock, Series C were issued and outstanding, (v) stock options to acquire 25,523,339 shares of Bargo Common Stock were outstanding under all stock option plans and agreements of Bargo or its Subsidiaries, and (vi) warrants to purchase 250,000 shares of Bargo Common Stock were outstanding under all warrant agreements of Bargo and its Subsidiaries. All such shares have been validly issued and are fully paid and nonassessable and free of preemptive rights. Except as set forth above, and other than this Agreement and pursuant to the Bargo B Preferred Stock, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments (including "rights plans" or "poison pills") obligating Bargo to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. The aggregate exercise price of Bargo Convertible Securities outstanding as of the date hereof is $3,587,104.

          (b) Except as set forth in Section 4.2(b) of the Bargo Disclosure Schedule, Bargo is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Bargo Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Bargo Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments or other agreements of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Bargo Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Bargo or any Bargo Subsidiary is or may be bound to issue additional shares of capital stock of any Bargo Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. All of such shares so owned by Bargo are validly issued, fully paid and nonassessable and are owned by it free and clear of all liens, mortgages, pledges, security interests, encumbrances, claims or charges of any kind (collectively, "LIENS").

     4.3 Authority. Bargo has full corporate power and authority to execute and deliver this Agreement and the Voting Agreements to which Bargo is or will be a party and, subject to obtaining the Bargo Shareholders' Approval as contemplated by Section 7.13, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Voting Agreements to which Bargo is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Bargo's Board of Directors, and no other corporate proceedings on the part of Bargo are necessary to authorize this Agreement and the Voting Agreements to which Bargo is or will be a party or to consummate the transactions contemplated hereby or thereby, other than the Bargo Shareholders' Approval as contemplated by Section 7.13. This Agreement has been, and the Voting Agreements to which Bargo is or will be a party are, or upon execution will be, duly and validly executed and delivered by Bargo and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of Bargo enforceable against Bargo in accordance with their respective terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency,
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

reorganization, moratorium and other laws relating to or affecting the rights of creditors and of general principles of equity (the "ENFORCEABILITY EXCEPTION").

     4.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance by Bargo of its obligations hereunder will not:

          (a) subject to the obtaining of any requisite approvals of Bargo's stockholders as contemplated by Section 7.13, conflict with any provision of Bargo's articles of incorporation or bylaws or the articles of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

          (b) subject to the obtaining of any requisite approvals of Bargo's stockholders as contemplated by Section 7.13, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any governmental or regulatory authority or agency (a "GOVERNMENTAL AUTHORITY"), except for applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), state laws relating to takeovers, if applicable, state securities or blue sky laws, except as set forth in Section 4.4(b) of the Bargo Disclosure Schedule and except for approvals that are ministerial in nature and are customarily obtained from Governmental Authorities after the Effective Time in connection with transactions of the same nature as are contemplated hereby ("CUSTOMARY POST-CLOSING CONSENTS") or (ii) except as set forth in Section 4.4(b) of the Bargo Disclosure Schedule, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Bargo Material Adverse Effect, (ii) materially impair the ability of Bargo or any of its Subsidiaries, as the case may be, to perform its obligations under this Agreement or any Voting Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (c) except as set forth in Section 4.4(c) of the Bargo Disclosure Schedule, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Bargo or any of its Subsidiaries is a party or by which Bargo or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Bargo Material Adverse Effect, (ii) materially impair the ability of Bargo or any of its Subsidiaries to perform its obligations under this Agreement or any Voting Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Bargo or any Subsidiary of Bargo;

          (e) result in the creation of any Lien upon any material properties or assets or on any shares of capital stock of Bargo or any of its Subsidiaries under any agreement or instrument to which Bargo or any of its Subsidiaries is a party or by which Bargo or any of its Subsidiaries or any of their properties or assets is bound; or

          (f) except as set forth in Section 4.4(f) of the Bargo Disclosure Schedule, result in any holder of any securities of Bargo being entitled to appraisal, dissenters' or similar rights.

     4.5 Bargo SEC Reports. Bargo (or its predecessor registrant under the Securities Act, Future Petroleum Corporation, a Utah corporation (the "BARGO PREDECESSOR")) has filed with the Securities and Exchange Commission (the "SEC"), and has heretofore made available to Bellwether true

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

and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), including its Annual Reports to Stockholders incorporated by reference in certain of such reports, required to be filed by it or its predecessors with the SEC since January 1, 1997 under the Securities Act or the Exchange Act (collectively, the "BARGO SEC REPORTS"). As of the respective dates such Bargo SEC Reports were filed or, if any such Bargo SEC Reports were amended, as of the date such amendment was filed, each of the Bargo SEC Reports, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except as set forth in
Section 4.5 of the Bargo Disclosure Schedule, no event since the date of the last Bargo SEC Report has occurred that would require Bargo to file a Current Report on Form 8-K.

     4.6 Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Bargo and the Bargo Predecessor (including any related notes and schedules) included (or incorporated by reference) in its Annual Reports on Form 10-KSB for each of the three fiscal years ended December 31, 1997, 1998 and 1999 and its Quarterly Report on Form 10-QSB for its fiscal quarters ended March 31, 2000, June 30, 2000, and September 30, 2000 (collectively, the "FINANCIAL STATEMENTS") have been prepared from, and are in accordance with, the books and records of Bargo and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Bargo and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Bargo and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

     4.7 Absence of Undisclosed Liabilities. Except (a) as specifically disclosed in the Bargo SEC Reports and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 1999, neither Bargo nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would have a Bargo Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Bargo and its Subsidiaries or the notes thereto which are not so reflected.

     4.8 Absence of Certain Changes. Except as contemplated by this Agreement, as set forth in Section 4.8 of the Bargo Disclosure Schedule or as disclosed in the Bargo SEC Reports filed prior the date hereof, since December 31, 1999 (a) Bargo and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Bargo Material Adverse Effect, (c) except with respect to the Bargo B Preferred Stock, there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Bargo, or any repurchase, redemption or other acquisition by Bargo or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Bargo or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Bargo or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Bargo or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary's accounting policies and practices to those of Bargo.

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

     4.9 Taxes. Except as otherwise disclosed in Section 4.9 of the Bargo Disclosure Schedule and for matters that would have no adverse effect on Bargo:

          (a) Bargo and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns (as defined below) required by applicable law to be filed by any of them prior to or as of the Closing Date. All such Tax Returns and amendments thereto are or will be true, complete and correct in all material respects. All such Tax Returns accurately reflect the facts, assets, and operations of Bargo and each of its Subsidiaries.

          (b) Bargo and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of all material Taxes (as defined below) due with respect to any period ending prior to or as of the Closing Date.

          (c) No Audit (as defined below) by a Tax Authority (as defined below) is pending or threatened with respect to any Tax Returns filed by, or Taxes due from, Bargo or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of Bargo or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against Bargo or any of its Subsidiaries. There are no liens for Taxes upon the assets of Bargo or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

          (d) Neither Bargo nor any of its Subsidiaries has given or been requested to give any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, which will be outstanding as of the Closing Date.

          (e) Prior to the date hereof, Bargo and its Subsidiaries have disclosed, and provided or made available true and complete copies to Bellwether of, all material Tax sharing, Tax indemnity, or similar agreements to which Bargo or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes.

          (f) As used in this Agreement, (i) "AUDIT" shall mean any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes; (ii) "TAXES" shall mean all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto; (iii) "TAX AUTHORITY" shall mean the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes; and (iv) "TAX RETURNS" shall mean all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

     4.10  Litigation.  Except as disclosed in the Bargo SEC Reports or Section
4.10 of the Bargo Disclosure Schedule and for matters that would not have a Bargo Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Bargo's knowledge, threatened against or directly affecting Bargo, any Subsidiaries of Bargo or any of the directors or officers of Bargo or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Bargo Material Adverse Effect, if adversely determined. Neither Bargo nor any of its Subsidiaries, nor any officer, director or employee of Bargo or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Bargo or such Subsidiary nor, to the knowledge of Bargo, is Bargo, any Subsidiary or any officer, director or employee of Bargo or its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Bargo SEC Reports or Section 4.10 of the Bargo Disclosure Schedule, there is not in existence any order, judgment or decree of any court or other tribunal
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or other agency enjoining or requiring Bargo or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section
4.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

     4.11  Employee Benefit Plans; ERISA.

          (a) Section 4.11(a) of the Bargo Disclosure Schedule contains a true and complete list of all employee benefit plans or arrangements (written or oral) of any type (including plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), sponsored, maintained or contributed to by Bargo or any trade or business, whether or not incorporated, which together with Bargo would be deemed a "single employer" within the meaning of Section 414(b), (c) or (m) of the Code or section 4001(b)(1) of ERISA (a "BARGO ERISA AFFILIATE") within six years prior to the Effective Time ("BARGO BENEFIT Plans").

          (b) With respect to each Bargo Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under
     Section 501(a) of the Code and, to the knowledge of Bargo, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Bargo Material Adverse Effect; (iii) neither Bargo nor any Bargo ERISA Affiliate has engaged in, and Bargo and each Bargo ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Bargo or any Bargo ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Bargo Material Adverse Effect; (iv) no disputes are pending or, to the knowledge of Bargo or any Bargo ERISA Affiliate, threatened; (v) neither Bargo nor any Bargo ERISA Affiliate has engaged in, and Bargo and each Bargo ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code or that would result in a civil penalty being imposed under subsections (i) or
     (l) of Section 502 of ERISA, in either case that could reasonably be expected to result in a Bargo Material Adverse Effect; (vi) there have been no "reportable events" within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the Pension Benefit Guaranty Corporation (the "PBGC"); (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412); (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; (ix) no Bargo Benefit Plan is a plan covered by Title IV of ERISA or subject to the funding requirements of Code Section 412; (x) except to the extent required under ERISA Section 601 et seq. and Code Section 4980B, neither Bargo nor any Bargo ERISA Affiliate provides health or welfare benefits for any retired or former employee or is obligated to provide health or welfare benefits to any active employee following such employee's retirement or other termination of service; (xi) assuming the Merger closes after April 15, 2001 and that the closing price of the Bellwether Common Stock on the date of the Effective Time is $9.00 or less, then no payment that is owed or may become due to any director, officer, employee, or agent of any Bargo or Bargo ERISA Affiliate will be non-deductible to Bargo or Bargo ERISA Affiliate or subject to tax under Code Section 280G or Section 4999, nor will Bargo or any Bargo ERISA Affiliate be required to "gross-up" or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person;
     (xiii) the termination of any Bargo Benefit Plan would not result in any material liability or further obligation on the part of Bargo or any Bargo ERISA Affiliate; and (xiv) except as would not cause a Bargo Material Adverse Effect, all reports and other documents required to be filed by any of the Bargo Benefit Plans with any governmental

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

     agency or distributed to plan participants or beneficiaries (including notices required by the Consolidated Omnibus Reconciliation Act of 1986, actuarial reports, audits, or tax returns) have been timely filed or distributed. All contributions made or required to be made under any Bargo Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Bargo or a Bargo ERISA Affiliate.

          (c) No Bargo Benefit Plan is a "multi-employer plan" (as defined in
     Section 4001(a)(3) of ERISA) or a "multiple employer plan" (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Bargo or a Bargo ERISA Affiliate in connection with which Bargo could be subject to any liability, lien or encumbrance with respect to any Bargo Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Bargo ERISA Affiliate under ERISA or the Code.

          (d) Except as set forth in Section 4.11(d) of the Bargo Disclosure Schedule, no employees of Bargo or any of its Subsidiaries are covered by any severance plan or similar arrangement.

     4.12 Environmental Liability. Except as set forth in Section 4.12 of the Bargo Disclosure Schedule:

          (a) The businesses of Bargo and its Subsidiaries have been and are operated in material compliance with all federal, state and local environmental protection, health and safety or similar laws, statutes, ordinances, restrictions, licenses, rules, regulations, permit conditions and legal requirements, including the Federal Clean Water Act, Oil Pollution Act, Safe Drinking Water Act, Resource Conservation & Recovery Act, Clean Air Act, Outer Continental Shelf Lands Act, Comprehensive Environmental Response, Compensation and Liability Act, and Emergency Planning and Community Right to Know Act, each as amended and currently in effect (together, "ENVIRONMENTAL LAWS").

          (b) Neither Bargo nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any substance regulated under any Environmental Law ("HAZARDOUS SUBSTANCES") at any of its properties or facilities, except in material compliance with all Environmental Laws, and, to Bargo's knowledge, no generation, manufacture, processing, distribution, use, treatment, handling, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Bargo or any of its Subsidiaries except in material compliance with all Environmental Laws.

          (c) Neither Bargo nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Bargo, any other communication alleging or concerning any material violation by Bargo or any of its Subsidiaries of, or responsibility or liability of Bargo or any of its Subsidiaries under, any Environmental Law (or as regards environmental conditions under the common law). There are no pending, or to the knowledge of Bargo, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Bargo or any of its Subsidiaries alleging or concerning any material violation of or responsibility or liability under any Environmental Law (or as regards environmental conditions under the common law) that, if adversely determined, could reasonably be expected to have a Bargo Material Adverse Effect, nor does Bargo have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

          (d) Bargo and its Subsidiaries are in possession of all material approvals, permits, licenses, registrations and similar type authorizations from, and have filed all material notices and registrations with, all Governmental Authorities under all Environmental Laws with respect to the operation of the businesses of Bargo and its Subsidiaries; there are no pending or, to the knowledge of Bargo, threatened, actions, proceedings or investigations seeking to modify, revoke or deny renewal of any of

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     such approvals, permits, licenses, registrations and authorizations; and
     Bargo does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

          (e) Without in any way limiting the generality of the foregoing, (i) to the knowledge of Bargo, all offsite locations where Bargo or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are authorized disposal sites as required by law, (ii) to Bargo's knowledge, all underground storage tanks, and the operating status, capacity and contents of such tanks, located on any property currently or formerly owned, leased or operated by Bargo or any of its Subsidiaries are identified in Section 4.12 of the Bargo Disclosure Schedule and (iii) no polychlorinated biphenyls ("PCBS") or PCB-containing items are used or stored at any property owned, leased or operated by Bargo or any of its Subsidiaries except in compliance with Environmental Laws.

          (f) There has been no discharge, release or disposal at any of the properties owned or operated by Bargo, its Subsidiaries, or a predecessor in interest, or to the knowledge of Bargo, at any disposal or treatment facility which received Hazardous Substances generated by Bargo, its Subsidiaries, or any predecessor in interest which could reasonably be expected to result in liabilities that have a Bargo Material Adverse Effect.

          (g) To Bargo's knowledge, no pending claims have been asserted or threatened to be asserted against Bargo or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of exposure to Hazardous Substances used, handled, generated, transported or disposed by Bargo or its Subsidiaries at property currently or formerly owned or operated by Bargo or its Subsidiaries, except as could not reasonably be expected to result in liabilities that have a Bargo Material Adverse Effect.

     4.13 Compliance with Applicable Laws. Bargo and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar type authorizations necessary for the lawful conduct of its respective businesses, as now conducted, and such businesses are not being, and neither Bargo nor any of its Subsidiaries has received any notice from any Person that any such business has been or is being conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except for possible violations which either individually or in the aggregate have not resulted and would not result in a Bargo Material Adverse Effect; provided, however, notwithstanding the foregoing, no representation or warranty in this Section 4.13 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

     4.14 Insurance. Section 4.14 of the Bargo Disclosure Schedule lists each of the insurance policies relating to Bargo or its Subsidiaries which are currently in effect. Bargo has made available to Bellwether a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Bargo, any of its Subsidiaries or any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Bargo does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Bargo Material Adverse Effect. Section 4.14 of the Bargo Disclosure Schedule describes any self-insurance arrangements affecting Bargo or its Subsidiaries. The insurance policies listed in Section 4.14 of the Bargo Disclosure Schedule include all policies which are required in connection with the operation of the businesses of Bargo and its Subsidiaries as currently conducted by applicable laws and all agreements relating to Bargo and its Subsidiaries.

     4.15  Labor Matters; Employees.

          (a) Except as set forth in Section 4.15 of the Bargo Disclosure Schedule, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Bargo,
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

     threatened against or affecting Bargo or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Bargo or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Bargo or any of its Subsidiaries,
     (iii) none of the employees of Bargo or any of its Subsidiaries are represented by any labor organization and none of Bargo or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Bargo or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Bargo and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against any of Bargo or any of its Subsidiaries pending or, to the knowledge of Bargo, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Bargo or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any corresponding state agency has threatened to file any citation, and there are no pending citations, relating to Bargo or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, sexual harassment complaints or demand letters or threatened claims.

          (b) Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 ("WARN ACT"), none of Bargo or any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN
     Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of Bargo or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN
     Act) affecting any site of employment or facility of Bargo or any of its Subsidiaries, nor has Bargo or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Bargo Material Adverse Effect.

     4.16  Reserve Reports.

          (a) All information (including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Bargo or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Bargo or its Subsidiaries) supplied to Netherland Sewell & Associates, Inc. and
     T. J. Smith & Company, Inc. by or on behalf of Bargo and its Subsidiaries that was material to each such firm's estimates of proved oil and gas "retained properties" reserves attributable to the Oil and Gas Interests (as hereinafter defined) of Bargo and its Subsidiaries in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of Bargo and its Subsidiaries as of July 1, 2000 and prepared by such engineering firms (collectively, the "BARGO RESERVE REPORT") was (at the time supplied or as modified or amended prior to the issuance of the Bargo Reserve Report) true and correct in all material respects and Bargo has no knowledge of any material errors in such information that existed at the time of such issuance. For purposes of this Agreement "OIL AND GAS INTERESTS" means direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, "HYDROCARBONS") and other minerals or revenues therefrom, all contracts in
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

     connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. Except for changes (including changes in commodity prices) generally affecting the oil and gas industry, there has been no change in respect of the matters addressed in the Bargo Reserve Report that would have a Bargo Material Adverse Effect.

          (b) The "retained assets" reserve report (the "RETAINED ASSETS RESERVE REPORT") delivered to Bellwether contemporaneously herewith and prepared by Bargo with respect to the Oil and Gas Interests of Bargo and its Subsidiaries (i) accounts for all material Oil and Gas Interests of Bargo and its Subsidiaries disposed of prior to the date hereof and (ii) accounts for (pro forma) the disposition of all properties described in Section 6.1(d) of the Bargo Disclosure Schedule. The Retained Assets Reserve Report is true and correct in all material respects and Bargo has no knowledge of any material errors in such information that existed at the time of such issuance.

     4.17 Permits. Immediately prior to the Effective Time and except for Customary Post-Closing Consents, Bargo and its Subsidiaries will hold all of the permits, licenses, certificates, consents, approvals, entitlements, plans, surveys, relocation plans, environmental impact reports and other authorizations of Governmental Authorities ("PERMITS") required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as currently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Bargo Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 4.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

     4.18  Material Contracts.

          (a) Set forth in Section 4.18(a) of the Bargo Disclosure Schedule is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Bargo or any of its Subsidiaries is subject that is of a type that would be required to be included as an exhibit to a Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement was filed by Bargo (the "BARGO MATERIAL CONTRACTS").

          (b) Except as set forth in Section 4.18(a) or 4.18(b) of the Bargo Disclosure Schedule, the Oil and Gas Interests of Bargo and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $100,000. In addition, (A) all Bargo Material Contracts are in full force and effect and are the valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (B) Bargo is not in material breach or default with respect to, and to the knowledge of Bargo, no other party to any Bargo Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Bargo Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) no Bargo Material Contract contains any provision that prevents Bargo or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Bargo and its Subsidiaries in accordance with historical practices.

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

          (c) As of the date of this Agreement, except as set forth in Section 4.18(c) of the Bargo Disclosure Schedule, with respect to authorizations for expenditure executed on or after January 1, 2000, (i) there are no outstanding calls for payments in excess of $100,000 that are due or which Bargo or its Subsidiaries are committed to make that have not been made;
     (ii) there are no material operations with respect to which Bargo or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

          (d) Except as set forth in Section 4.18(d) of the Bargo Disclosure Schedule, (i) there are no provisions applicable to the Oil and Gas Interests of Bargo and its Subsidiaries which increase the royalty percentage of the lessor thereunder; and (ii) none of the Oil and Gas Interests of Bargo and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

          (e) Neither Bargo nor any of its Subsidiaries is a party to or bound by a non-competition agreement or any other agreement or obligation which purports to limit the manner in which, or the localities in which, the current business of Bargo or its Subsidiaries, or Bellwether or its Subsidiaries is conducted.

          (f) Section 4.18(f) of the Bargo Disclosure Schedules lists each contract or other agreement purporting to require, preclude, or limit the ability of Bargo or any of its Subsidiaries to register the issuance of debt or equity securities under the Securities Act (the "BARGO REGISTRATION RIGHTS AGREEMENTS").

     4.19 Required Stockholder Vote or Consent. The only vote or written consent of the holders of any class or series of Bargo's capital stock that will be necessary to consummate the Merger and the other transactions contemplated by this Agreement is the approval and adoption of this Agreement by the holders of
(i) a majority of the votes entitled to be cast by holders of the Bargo Common Stock and (ii) a majority of the votes entitled to be cast by holders of Bargo B Preferred Stock voting as a separate class (the "BARGO SHAREHOLDERS' APPROVAL").

     4.20 Proxy/Information Statement/Prospectus; Registration Statement. None of the information to be supplied by Bargo for inclusion in (a) the joint proxy/information statement relating to the written consent by Bargo's shareholders with respect to the Bargo Shareholders' Approval (the "BARGO CONSENT") and the Bellwether Special Meeting (in each case, as defined below) (also constituting the prospectus in respect of Bellwether Common Stock into which shares of Bargo Common Stock will be converted) (the "PROXY/INFORMATION STATEMENT/PROSPECTUS"), to be filed by Bargo and Bellwether with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement on Form S-4 (the "REGISTRATION STATEMENT") to be filed by Bellwether with the SEC in connection with the issuance of all Bellwether Common Stock in the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/ Information Statement/Prospectus, at the time the Proxy/Information Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of Bargo and Bellwether, at the time such stockholders vote on approval and adoption of this Agreement and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     4.21 Intellectual Property. Bargo or its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs ("INTELLECTUAL PROPERTY") currently used in the conduct of the business of Bargo and its Subsidiaries, except where the failure to so own or otherwise have the right to

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

use such Intellectual Property would not, individually or in the aggregate, have a Bargo Material Adverse Effect. No Person has notified either Bargo or any of its Subsidiaries that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Bargo and its Subsidiaries that could have a Bargo Material Adverse Effect, and, to Bargo's knowledge, no Person is infringing on any right of Bargo or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Bargo's knowledge, threatened that Bargo or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

     4.22 Hedging. Section 4.22 of the Bargo Disclosure Schedule sets forth, for the periods shown, obligations of Bargo and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Bargo or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 4.22 of the Bargo Disclosure Schedule, as of the date of this Agreement, neither Bargo nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

     4.23 Brokers. Except as listed on Section 4.23 of the Bargo Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's fee or other fee or commission payable by Bargo or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Bargo or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with such brokers (the "BARGO ENGAGEMENT LETTERS") have been provided to Bellwether.

     4.24 Tax Matters. Neither Bargo nor, to the knowledge of Bargo, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Without limiting the generality of the foregoing:

          (a) Prior to and in connection with the Merger, (i) none of the Bargo Common Stock will be redeemed, (ii) no extraordinary distribution will be made with respect to Bargo Common Stock or Bargo B Preferred Stock, and
     (iii) none of the Bargo Common Stock will be acquired by Bargo or any Person related (as defined in Treas. Reg. Section 1.3681(e)(3) without regard to Section 1.3681(e)(3)(i)(A)) to Bargo.

          (b) No assets of Bargo have been sold, transferred or otherwise disposed of which would prevent Bellwether from continuing the historic business of Bargo or from using a significant portion of Bargo's historic business assets in a business following the Merger, and Bargo intends to continue its historic business or use a significant portion of its historic business assets in a business.

          (c) Bargo and the stockholders of Bargo will each pay their respective expenses, if any, incurred in connection with the Merger.

          (d) There is no intercorporate indebtedness existing between Bargo and Bellwether that was issued, acquired, or will be settled at a discount.

          (e) Bargo is not an investment company as defined in Section 368(a(2)(F)(iii) and (iv) of the Code.

          (f) Bargo is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

          (g) The liabilities of Bargo were incurred by Bargo in the ordinary course of its business.

          (h) Notwithstanding the foregoing, Bargo and Bellwether acknowledge that Bargo may redeem the Bargo B Preferred Stock prior to the Merger.

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

     4.25 Fairness Opinion. The Board of Directors of Bargo has received a written opinion from Chase Securities Inc. to the effect that, as of the date of such opinion, the Common Conversion Consideration to be received by the holders of outstanding Bargo Common Stock pursuant to the Merger is fair, from a financial point of view, to such holders. A true and complete copy of such opinion has been given to Bellwether.

     4.26 Takeover Laws. Bargo and the Board of Directors of Bargo have each taken all action required to be taken by it to exempt this Agreement, and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination," or other antitakeover laws and regulations of any state, including, the State of Texas, and including Article Thirteen of the TBCA.

                                   ARTICLE V

                  REPRESENTATIONS AND WARRANTIES OF BELLWETHER

     Bellwether represents and warrants to Bargo as follows:

     5.1  Organization and Qualification.

          (a) Bellwether is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 5.1(a) of the disclosure letter delivered to Bargo contemporaneously with the execution hereof (the "BELLWETHER DISCLOSURE SCHEDULE"), which include each jurisdiction in which the character of Bellwether's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Bellwether Material Adverse Effect (as defined below). Bellwether has all requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Bellwether has made available to Bargo a complete and correct copy of its certificate of incorporation and bylaws, each as amended to date, and Bellwether's certificate of incorporation and bylaws as so delivered are in full force and effect. Bellwether is not in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws.

          (b) Section 5.1(b) of the Bellwether Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of Bellwether and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of Bellwether's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions listed in
     Section 5.1(b) of the Bellwether Disclosure Schedule, which includes each jurisdiction in which the character of such Subsidiary's properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Bellwether Material Adverse Effect. Each of Bellwether's Subsidiaries has the requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. Bellwether has made available to Bargo a complete and correct copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of Bellwether's Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar organizational documents) as so delivered are in full force and effect. No Subsidiary of Bellwether is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws (or similar organizational documents). Other than Bellwether's Subsidiaries, Bellwether does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

          (c) For purposes of this Agreement, a "BELLWETHER MATERIAL ADVERSE EFFECT" shall mean any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties, prospects or results of operations of Bellwether and its Subsidiaries taken as a whole; provided, that such term shall not include effects that are not applicable primarily to Bellwether resulting from market conditions generally in the oil and gas industry.

     5.2  Capitalization.

          (a) The authorized capital stock of Bellwether consists of 30,000,000 shares of Bellwether Common Stock, and 1,000,000 shares of preferred stock of Bellwether, par value $.01 per share. As of the date of this Agreement,
     (i) 13,948,626 shares of Bellwether Common Stock were issued and outstanding, (ii) 311,000 shares of Bellwether Common Stock were in treasury, (iii) no shares of preferred stock were outstanding and (iv) stock options to acquire 2,302,666 shares of Bellwether Common Stock were outstanding under all stock option plans and agreements of Bellwether. All such shares have been validly issued and are fully paid and nonassessable and free of preemptive rights. Except as set forth above, and other than this Agreement and the Preferred Stock Purchase Rights set forth in the Rights Agreement dated as of September 12, 1997, by and between Bellwether and American Stock Transfer & Trust Company, as Rights Agent (as amended, the "BELLWETHER RIGHTS PLAN"), there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments obligating Bellwether to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. Except for any amendments filed with the Bellwether SEC Reports (as defined below), the Bellwether Rights Plan has not been amended, and no amendment thereof is proposed. No "Distribution Date" has occurred within the meaning of the Bellwether Rights Plan, and the consummation of the transactions contemplated hereby will not result in the occurrence of a Distribution Date. Bellwether has taken all action required to render the Bellwether Rights Plan (and the "Rights" thereunder) inapplicable to this Agreement and the transactions contemplated hereby, including any Voting Agreements.

          (b) Except as set forth in Section 5.2(b) of the Bellwether Disclosure Schedule, Bellwether is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Bellwether Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Bellwether Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments or other agreements of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Bellwether Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Bellwether or any Bellwether Subsidiary is or may be bound to issue additional shares of capital stock of any Bellwether Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. All of such shares so owned by Bellwether are validly issued, fully paid and nonassessable and are owned by it free and clear of all Liens.

     5.3 Authority. Bellwether has full corporate power and authority to execute and deliver this Agreement and the Voting Agreements to which it is or will be a party and, subject to obtaining the Bellwether Stockholders' Approval and other approvals as expressly contemplated by Section 7.13(b), to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Voting Agreements to which Bellwether is or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by Bellwether's Board of Directors, and no other corporate proceedings on the part of Bellwether are necessary to authorize this Agreement or the Voting Agreements to which any of them are or will be a party or to consummate the transactions contemplated hereby or thereby, other than obtaining the Bellwether Stockholders' Approval and other approvals as expressly contemplated by Section 7.13(b). This

Agreement has been, and the Voting Agreements to which Bellwether is or will be a party are, or upon execution will be, duly and validly executed and delivered by Bellwether and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or upon execution will constitute, valid and binding obligations of Bellwether enforceable against Bellwether in accordance with their respective terms, except for the Enforceability Exception.

     5.4 Consents and Approvals; No Violation. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the performance by Bellwether of its obligations hereunder will not:

          (a) subject to the obtaining the Bellwether Stockholders' Approval and other approvals as expressly contemplated by Section 7.13(b), conflict with any provision of Bellwether's certificate of incorporation or bylaws or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

          (b) subject to obtaining the Bellwether Stockholders' Approval and other approvals as expressly contemplated by Section 7.13(b), require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any Governmental Authority, except for applicable requirements of the Securities Act, the Exchange Act, state laws relating to takeovers, if applicable, state securities or blue sky laws, and Customary Post-Closing Consents or (ii) except as set forth in Section 5.4(b) of the Bellwether Disclosure Schedule, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Bellwether Material Adverse Effect, (ii) materially impair the ability of Bellwether or any of its Subsidiaries, as the case may be, to perform its obligations under this Agreement or any Voting Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (c) except as set forth in Section 5.4(c) of the Bellwether Disclosure Schedule, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Bellwether or any of its Subsidiaries is a party or by which Bellwether or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Bellwether Material Adverse Effect, (ii) materially impair the ability of Bellwether or any of its Subsidiaries to perform its obligations under this Agreement or any Voting Agreement or (iii) prevent the consummation of any of the transactions contemplated by this Agreement;

          (d) violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Bellwether or any Subsidiary of Bellwether;

          (e) result in the creation of any Lien upon any material properties or assets or on any shares of capital stock of Bellwether or its Subsidiaries under any agreement or instrument to which Bellwether or any of its Subsidiaries is a party or by which Bellwether or any of its Subsidiaries or any of their properties or assets is bound; or

          (f) result in any holder of any securities of Bellwether being entitled to appraisal, dissenters' or similar rights.

     5.5 Bellwether SEC Reports. Bellwether has filed with the SEC, and has heretofore made available to Bargo true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), including its Annual Reports to Shareholders incorporated by reference in certain of such reports, required to be filed with the SEC since January 1, 1997 under the Securities Act or the Exchange Act (collectively, the

"BELLWETHER SEC REPORTS"). As of the respective dates such Bellwether SEC Reports were filed or, if any such Bellwether SEC Reports were amended, as of the date such amendment was filed, each of the Bellwether SEC Reports, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Bellwether SEC Report has occurred that would require Bellwether to file a Current Report on Form 8-K.

     5.6 Bellwether Financial Statements. Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Bellwether (including any related notes and schedules) included (or incorporated by reference) in its Annual Reports on Form 10-K for each of the three fiscal years ended December 31, 1997, 1998 and 1999 and its Quarterly Report on Form 10-Q for its fiscal quarters ended March 31, 2000, June 30, 2000, and September 30, 2000 (collectively, the "FINANCIAL STATEMENTS") have been prepared from, and are in accordance with, the books and records of Bellwether and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Bellwether and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Bellwether and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

     5.7 Absence of Undisclosed Liabilities. Except (a) as specifically disclosed in the Bellwether SEC Reports and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 1999, neither Bellwether nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would have a Bellwether Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Bellwether and its Subsidiaries or the notes thereto which are not so reflected.

     5.8 Absence of Certain Changes. Except as contemplated by this Agreement, as set forth in Section 5.8 of the Bellwether Disclosure Schedule or as disclosed in the Bellwether SEC Reports filed prior to the date hereof, since December 31, 1999 (a) Bellwether and its Subsidiaries have conducted their business in all material respects in the ordinary course consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Bellwether Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Bellwether or any repurchase, redemption or other acquisition by Bellwether or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Bellwether or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Bellwether or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Bellwether or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary's accounting policies and practices to those of Bellwether.

     5.9 Taxes. Except as otherwise disclosed in Section 5.9 of the Bellwether Disclosure Schedule and for matters that would have no adverse effect on
Bellwether:

          (a) Bellwether and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by any of them prior to or as of the Closing Date. All such Tax Returns and amendments thereto are or will be true, complete and correct in all material respects. All such Tax Returns accurately reflect the facts, assets, and operations of Bellwether and each of its Subsidiaries.

          (b) Bellwether and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of all material Taxes due with respect to any period ending prior to or as of the Closing Date.

          (c) No Audit by a Tax Authority is pending or threatened with respect to any Tax Returns filed by, or Taxes due from, Bellwether or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of Bellwether or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been threatened, proposed, asserted or assessed against Bellwether or any of its Subsidiaries. There are no liens for Taxes upon the assets of Bellwether or any of its Subsidiaries, except liens for current Taxes not yet delinquent.

          (d) Neither Bellwether nor any of its Subsidiaries has given or been requested to give any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, which will be outstanding as of the Closing Date.

          (e) Prior to the date hereof, Bellwether and its Subsidiaries have disclosed, and provided or made available true and complete copies to Bargo of, all material Tax sharing, Tax indemnity, or similar agreements to which Bellwether or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes.

     5.10  Litigation.  Except as disclosed in the Bellwether SEC Reports or
Section 5.10 of the Bellwether Disclosure Schedule and for matters that would not have a Bellwether Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Bellwether's knowledge, threatened against or directly affecting Bellwether, any Subsidiaries of Bellwether or any of the directors or officers of Bellwether or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Bellwether Material Adverse Effect, if adversely determined. Neither Bellwether nor any of its Subsidiaries, nor any officer, director or employee of Bellwether or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Bellwether or such Subsidiary nor, to the knowledge of Bellwether, is Bellwether, any Subsidiary or any officer, director or employee of Bellwether or its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Bellwether SEC Reports or Section 5.10 of the Bellwether Disclosure Schedule, there is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring Bellwether or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 5.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

     5.11  Employee Benefit Plans; ERISA.

          (a) Section 5.11(a) of the Bellwether Disclosure Schedule contains a true and complete list of the employee benefit plans or arrangements (written or oral) of any type (including plans described in Section 3(3) of ERISA), sponsored, maintained or contributed to by Bellwether or any trade or business, whether or not incorporated, which together with Bellwether would be deemed a "single employer" within the meaning of Section 414(b),
     (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a "BELLWETHER ERISA AFFILIATE") within six years prior to the Effective Time ("BELLWETHER BENEFIT PLANS").

          (b) With respect to each Bellwether Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under
     Section 501(a) of the Code and, to the knowledge of Bellwether, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Bellwether Material Adverse Effect; (iii) neither Bellwether nor any Bellwether ERISA Affiliate has engaged in, and Bellwether and each Bellwether ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Bellwether or any Bellwether ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Bellwether Material Adverse Effect; (iv) no disputes are pending, or, to the knowledge of Bellwether or any Bellwether ERISA Affiliate, threatened; (v) neither Bellwether nor any Bellwether ERISA Affiliate has engaged in, and Bellwether and each Bellwether ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code or that would result in a civil penalty being imposed under subsections (i) or
     (l) of Section 502 of ERISA, in either case that could reasonably be expected to result in a Bellwether Material Adverse Effect; (vi) there have been no "reportable events" within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the PBGC; (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412); (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; (ix) no Bellwether Benefit Plan is a plan covered by Title IV of ERISA or subject to the funding requirements of Code Section 412; (x) except to the extent required under ERISA Section 601 et seq. and Code Section 4980B, neither the Bellwether nor any Bellwether ERISA Affiliate provides health or welfare benefits for any retired or former employee or is obligated to provide health or welfare benefits to any active employee following such employee's retirement or other termination of service; (xi) no payment that is owed or may become due to any director, officer, employee, or agent of any Bellwether or Bellwether ERISA Affiliate will be non-deductible to the Bellwether or Bellwether ERISA Affiliate or subject to tax under Code
     Section 280G or Section 4999, nor will the Bellwether or any Bellwether ERISA Affiliate be required to "gross-up" or otherwise compensate any such person because of the imposition of any excise tax on a payment to such person; (xiii) the termination of any Bellwether Benefit Plan would not result in any material liability or further obligation on the part of the Bellwether or any Bellwether ERISA Affiliate; and (xiv) except as would not cause a Bellwether Material Adverse Effect, all reports and other documents required to be filed by any of the Bellwether Benefit Plans with any governmental agency or distributed to plan participants or beneficiaries (including notices required by the Consolidated Omnibus Reconciliation Act of 1986, actuarial reports, audits, or tax returns) have been timely filed or distributed. All contributions made or required to be made under any Bellwether Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Bellwether or a Bellwether ERISA Affiliate.

          (c) No Bellwether Benefit Plan is a "multi-employer plan" (as defined in Section 4001(a)(3) of ERISA) or a "multiple employer plan" (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Bellwether or a Bellwether ERISA Affiliate in connection with which Bellwether could be subject to any liability, lien or encumbrance with respect to any Bellwether Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Bellwether ERISA Affiliate under ERISA or the Code.

          (d) Except as set forth in Section 5.11(d) of the Bellwether Disclosure Schedule, no employees of Bellwether or any of its Subsidiaries are covered by any severance plan or similar arrangement.

     5.12 Environmental Liability. Except as set forth in Section 5.12 of the Bellwether Disclosure Schedule:

          (a) The businesses of Bellwether and its Subsidiaries have been and are operated in material compliance with all Environmental Laws.

          (b) Neither Bellwether nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances at any of its properties or facilities, except in material compliance with all Environmental Laws, and, to Bellwether's knowledge, no generation, manufacture, processing, distribution, use, treatment, handling, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Bellwether or any of its Subsidiaries except in material compliance with all Environmental Laws.

          (c) Neither Bellwether nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Bellwether, any other communication alleging or concerning any material violation by Bellwether or any of its Subsidiaries of, or responsibility or liability of Bellwether or any of its Subsidiaries under, any Environmental Law (or as regards environmental conditions under the common law). There are no pending, or to the knowledge of Bellwether, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Bellwether or any of its Subsidiaries alleging or concerning any material violation of or responsibility or liability under any Environmental Law (or as regards environmental conditions under the common law) that, if adversely determined, could reasonably be expected to have a Bellwether Material Adverse Effect, nor does Bellwether have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

          (d) Bellwether and its Subsidiaries are in possession of all material approvals, permits, licenses, registrations and similar type authorizations from, and have filed all material notices and registrations with, all Governmental Authorities under all Environmental Laws with respect to the operation of the businesses of Bellwether and its Subsidiaries; there are no pending or, to the knowledge of Bellwether, threatened, actions, proceedings or investigations seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses registrations and authorizations; and Bellwether does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

          (e) Without in any way limiting the generality of the foregoing, (i) to the knowledge of Bellwether, all offsite locations where Bellwether or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are authorized disposal sites as required by law, (ii) to Bellwether's knowledge, all underground storage tanks, and the operating status, capacity and contents of such tanks, located on any property currently or formerly owned, leased or operated by Bellwether or any of its Subsidiaries are identified in Section 5.12 of the Bellwether Disclosure Schedule and
     (iii) no PCBs or PCB-containing items are used or stored at any property owned, leased or operated by Bellwether or any of its Subsidiaries except in compliance with Environmental Laws.

          (f) There has been no discharge, release or disposal at any of the properties owned or operated by Bellwether, its Subsidiaries, or a predecessor in interest, or to the knowledge of Bellwether, at any disposal or treatment facility which received Hazardous Substances generated by Bellwether, its Subsidiaries, or any predecessor in interest which could reasonably be expected to result in liabilities that have a Bellwether Material Adverse Effect.

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

          (g) To Bellwether's knowledge, no pending claims have been asserted or threatened to be asserted against Bellwether or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of exposure to Hazardous Substances used, handled, generated, transported or disposed by Bellwether or its Subsidiaries at property currently or formerly owned or operated by Bellwether or its Subsidiaries, except as could not reasonably be expected to result in liabilities that have a Bellwether Material Adverse Effect.

     5.13 Compliance with Applicable Laws. Bellwether and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar type authorizations necessary for the lawful conduct of its respective businesses, as now conducted, and such businesses are not being, and neither Bellwether nor any of its Subsidiaries has received any notice from any Person that any such business has been or is being conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except for possible violations which either individually or in the aggregate have not resulted and would not result in a Bellwether Material Adverse Effect; provided, however, notwithstanding the foregoing, no representation or warranty in this Section 5.13 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

     5.14 Insurance. Section 5.14 of the Bellwether Disclosure Schedule lists each of the insurance policies relating to Bellwether or its Subsidiaries which are currently in effect. Bellwether has made available to Bargo a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Bellwether, any of its Subsidiaries or any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Bellwether does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Bellwether Material Adverse Effect. Section 5.14 of the Bellwether Disclosure Schedule describes any self-insurance arrangements affecting Bellwether or its Subsidiaries. The insurance policies listed in Section 5.14 of the Bellwether Disclosure Schedule include all policies which are required in connection with the operation of the businesses of Bellwether and its Subsidiaries as currently conducted by applicable laws and all agreements relating to Bellwether and its Subsidiaries.

     5.15  Labor Matters; Employees.

          (a) Except as set forth in Section 5.15(a) of the Bellwether Disclosure Schedule, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Bellwether, threatened against or affecting Bellwether or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Bellwether or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Bellwether or any of its Subsidiaries, (iii) none of the employees of Bellwether or any of its Subsidiaries are represented by any labor organization and none of Bellwether or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Bellwether or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Bellwether and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against any of Bellwether or any of its Subsidiaries pending or, to the knowledge of Bellwether, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Bellwether or any of its Subsidiaries,
     (vii) neither the Occupational Safety and Health Administration nor any corresponding state agency has threatened to file any citation, and there are no pending citations, relating to Bellwether or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, sexual harassment complaints or demand letters or threatened claims.

          (b) Since the enactment of the WARN Act, none of Bellwether or any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of Bellwether or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of Bellwether or any of its Subsidiaries, nor has Bellwether or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Bellwether Material Adverse Effect.

     5.16  Reserve Reports.

          (a) All information (including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Bellwether or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Bellwether or its Subsidiaries) supplied to Ryder Scott Company Petroleum Engineers by or on behalf of Bellwether and its Subsidiaries that was material to such firm's estimates of proved oil and gas reserves attributable to the Oil and Gas Interests of Bellwether and its Subsidiaries in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of Bellwether and its Subsidiaries as of November 30, 2000 by such engineering firm (collectively, the "BELLWETHER RESERVE REPORT") was (at the time supplied or as modified or amended prior to the issuance of the Bellwether Reserve Report) true and correct in all material respects and Bellwether has no knowledge of any material errors in such information that existed at the time of such issuance. Except for changes (including changes in commodity prices) generally affecting the oil and gas industry, there has been no change in respect of the matters addressed in the Bellwether Reserve Report that would have a Bellwether Material Adverse Effect.

          (b) Set forth in Section 5.16(b) of the Bellwether Disclosure Schedule is a list of all material Oil and Gas Interests that were included in the Bellwether Reserve Report that have been disposed of prior to the date of this Agreement.

     5.17 Permits. Immediately prior to the Effective Time and except for Customary Post-Closing Consents, Bellwether or its Subsidiaries will hold all of the Permits required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as currently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Bellwether Material Adverse Effect; provided, however, that notwithstanding the foregoing, no representation or warranty in this Section 5.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively by the provisions set forth in
Section 5.12.

     5.18  Material Contracts.

          (a) Set forth in Section 5.18(a) of the Bellwether Disclosure Schedule is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Bellwether or any of its Subsidiaries is subject that is of a type that would be required to be included as an exhibit to a Form S1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement was filed by Bellwether (the "BELLWETHER MATERIAL CONTRACTS").

          (b) Except as set forth in Section 5.18(a) or 5.18(b) of the Bellwether Disclosure Schedule, the Oil and Gas Interests of Bellwether and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved
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

     is in excess of $100,000. In addition, (A) all Bellwether Material Contracts are in full force and effect and are the valid and legally binding obligations of the parties thereto and are enforceable in accordance with their respective terms; (B) Bellwether is not in material breach or default with respect to, and to the knowledge of Bellwether, no other party to any Bellwether Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Bellwether Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) no Bellwether Material Contract contains any provision that prevents Bellwether or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Bellwether and its Subsidiaries in accordance with historical practices.

          (c) As of the date of this Agreement, except as set forth in Section 5.18(c) of the Bellwether Disclosure Schedule, with respect to authorizations for expenditure executed on or after January 1, 2000, (i) there are no outstanding calls for payments in excess of $100,000 that are due or which Bellwether or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Bellwether or its Subsidiaries have become a non-consenting party; and
     (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

          (d) Except as set forth in Section 5.18(d) of the Bellwether Disclosure Schedule, (i) there are no provisions applicable to the Oil and Gas Interests of Bellwether and its Subsidiaries which increase the royalty percentage of the lessor thereunder; and (ii) none of the Oil and Gas Interests of Bellwether and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

          (e) Neither Bellwether nor any of its Subsidiaries is a party to or bound by a non-competition agreement or any other agreement or obligation which purports to limit the manner in which, or the localities in which, the current business of Bellwether or its Subsidiaries, or Bargo or its Subsidiaries is conducted.

          (f) Section 5.18(f) of the Bellwether Disclosure Schedules lists each contract or other agreement purporting to require, preclude, or limit the ability of Bellwether or any of its Subsidiaries to register the issuance of debt or equity securities under the Securities Act.

     5.19 Required Stockholder Vote or Consent. The only vote of the holders of any class or series of Bellwether's capital stock that will be necessary to consummate the Merger is the adoption of this Agreement by the holders of a majority of the shares of Bellwether Common Stock (the "BELLWETHER STOCKHOLDERS' APPROVAL"). In addition, the only votes of the holders of any class or series of Bellwether that will be necessary to consummate the other transactions contemplated by this Agreement are (x) the approval of the Post Closing Amendment (as defined) by the holders of a majority of the outstanding shares of Bellwether Common Stock entitled to vote thereon, and (y) an amendment (the "BELLWETHER INCENTIVE PLAN AMENDMENTS") to Bellwether's 1996 Stock Option Plan to increase the number of shares authorized thereunder by 2,000,000 shares (the "BELLWETHER INCENTIVE PLAN") by holders of a majority of the shares of Bellwether Common Stock represented in person or by proxy and voting with respect thereto.

     5.20 Proxy/Information Statement/Prospectus; Registration Statement. None of the information to be supplied by Bellwether for inclusion in (a) the Proxy/Information Statement/Prospectus to be filed by Bargo and Bellwether with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Bellwether with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/ Information Statement/Prospectus, at the time the Proxy/Information Statement/Prospectus or any amendment or supplement thereto is first mailed to stockholders of Bargo and Bellwether, at the time such stockholders vote on approval and adoption of this Agreement and at the Effective Time, and, in the case

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

of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     5.21 Intellectual Property. Bellwether or its Subsidiaries own, or are licensed or otherwise have the right to use, all Intellectual Property currently used in the conduct of the business of Bellwether and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Bellwether Material Adverse Effect. No Person has notified either Bellwether or any of its Subsidiaries that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Bellwether and its Subsidiaries that could have a Bellwether Material Adverse Effect, and, to Bellwether's knowledge, no Person is infringing on any right of Bellwether or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Bellwether's knowledge, threatened that Bellwether or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

     5.22 Hedging. Section 5.22 of the Bellwether Disclosure Schedule sets forth for the periods shown, obligations of Bellwether and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Bellwether or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in
Section 5.22 of the Bellwether Disclosure Schedule, as of the date of this Agreement, neither Bellwether nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities.

     5.23 Brokers. No broker, finder or investment banker (other than Johnson Rice & Company the fees and expenses of which will be paid by Bellwether) is entitled to any brokerage, finder's fee or other fee or commission payable by Bellwether or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Bellwether or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with Johnson Rice & Company (the "BELLWETHER ENGAGEMENT LETTERS") have been provided to Bargo.

     5.24 Tax Matters. Neither Bellwether nor, to the knowledge of Bellwether, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Without limiting the generality of the foregoing:

          (a) In connection with the Merger, none of Bargo Common Stock or Bargo B Preferred Stock will be acquired by Bellwether or a Person related (as defined in Treas. Reg. Section 1.3681(e)(3)) to Bellwether for consideration other than Bellwether Common Stock, except for the Cash Consideration, the Preferred Stock Merger Consideration or any cash received in lieu of fractional share interests in Bellwether Common Stock pursuant to Section 3.4.

          (b) Following the Merger, the Surviving Corporation will continue the historic business of Bargo or use a significant portion of its assets in a business, within the meaning of Treas. Reg. Section 1.3681(d).

          (c) There is no intercorporate indebtedness existing between Bargo and Bellwether that was issued, acquired, or will be settled at a discount.

          (d) Bellwether will pay its own expenses incurred in connection with or as part of the Merger or related transactions. Bellwether has not paid and will not pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of Bargo Common Stock or Bargo B Preferred Stock in connection with or as part of the Merger or any related transactions. Bellwether has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Bargo Common Stock or Bargo B Preferred Stock.
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

          (e) Bellwether is not an "investment company" within the meaning of
     Section 368(a)(2)(F) of the Code.

          (f) Bellwether has no plan or intention to sell or otherwise dispose of any of the assets of Bargo except for dispositions made in the ordinary course of business or transfers or successive transfers to one or more corporations controlled (within the meaning of Section 368(c) of the Code) in each case by the transferor corporation, or to reacquire any of the Bellwether Common Stock or Bellwether Preferred Stock issued in the Merger.

     5.25 Fairness Opinion. The Board of Directors of Bellwether has received a written opinion from Johnson Rice & Company, L.L.C. to the effect that, as of the date of such opinion, the Exchange Ratio, the Cash Consideration and the Preferred Stock Merger Consideration is fair to the holders of Bellwether Common Stock from a financial point of view. A true and complete copy of such opinion has been given to Bargo.

     5.26 Takeover Laws. Bellwether and the Board of Directors of Bellwether have each taken all action required to be taken by it to exempt this Agreement, and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any "moratorium," "control share," "fair price," "affiliate transaction," "business combination," or other antitakeover laws and regulations of any state, including the State of Delaware, and including Section 203 of the DGCL.

                                   ARTICLE VI

                     CONDUCT OF BUSINESS PENDING THE MERGER

     6.1 Conduct of Business by Bargo Pending the Merger. From the date hereof until the Effective Time, unless Bellwether shall otherwise agree in writing, or except as set forth in the Bargo Disclosure Schedule or as otherwise contemplated by this Agreement, Bargo shall conduct, and shall cause each of its Subsidiaries to conduct its business in the ordinary course consistent with past practice and shall use and shall cause each of its Subsidiaries to use, all reasonable efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of its present officers and key employees, subject to the terms of this Agreement. Except as set forth in the Bargo Disclosure Schedule or as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the written consent of Bellwether, which consent shall not be unreasonably withheld:

          (a) Neither Bargo nor its Subsidiaries will adopt or propose any change to its articles of incorporation or bylaws (or similar organizational documents);

          (b) Bargo will not, and will not permit any of its Subsidiaries to (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Bargo or its Subsidiaries (except for cumulated dividends on the Bargo B Preferred Stock and intercompany dividends from direct or indirect wholly owned subsidiaries) or (ii) except for the possible redemption of the Bargo B Preferred Stock outstanding on the date hereof and the related "clawback" of shares of Bargo Common Stock in connection therewith, repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in, Bargo or any of its Subsidiaries, other than intercompany acquisitions of stock;

          (c) Bargo will not, and will not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person for aggregate consideration in excess of $500,000, or enter a new line of business or commence business operations in any country in which Bargo is not operating as of the date of this Agreement;

          (d) Except as set forth in Section 6.1(d) of the Bargo Disclosure Schedule, Bargo will not, and will not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or

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

     dispose of any assets or properties (other than among Bargo and its direct and indirect wholly owned Subsidiaries) with an aggregate fair market value exceeding $500,000 (other than sales of Hydrocarbons in the ordinary course of business);

          (e) Bargo will not settle any material Audit, make or change any material Tax election or file any material amended Tax Return; Bellwether acknowledges that Bargo may make an extraordinary payment of Taxes (the liability for which has been properly accrued on the Bargo financial statements);

          (f) Except as otherwise permitted by this Agreement, Bargo will not issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise and except pursuant to existing obligations disclosed in the Bargo SEC Reports or the Bargo Disclosure Schedule), enter into any amendment of any term of any outstanding security of Bargo or of any of its Subsidiaries, incur any indebtedness except trade debt in the ordinary course of business and debt pursuant to existing credit facilities or arrangements (except as set forth in Section 6.1(f) of the Bargo Disclosure Schedule), fail to make any required contribution to any Bargo Benefit Plan, increase compensation, bonus (except as set forth in Section 6.1(f) of the Bargo Disclosure Schedule) or other benefits payable to, or modify, adopt or amend any employment agreements or severance agreements with, any executive officer or former employee or enter into any settlement or consent with respect to any pending litigation other than settlements in the ordinary course of business;

          (g) Bargo will not change any method of accounting or accounting practice by Bargo or any of its Subsidiaries, except for any such change required by GAAP;

          (h) Bargo will not take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a "plant closing" or "mass layoff" (each as defined in the WARN Act);

          (i) Bargo will not amend or otherwise change the terms of the Bargo Engagement Letters, except to the extent that any such amendment or change would result in terms more favorable to Bargo;

          (j) Except as set forth in Section 6.1(j) of the Bargo Disclosure Schedule, neither Bargo nor any of its Subsidiaries will become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interest that constitutes a capital cost in each case in excess of $1,000,000 unless the operation is a currently existing obligation of Bargo or any of its Subsidiaries or necessary to extend, preserve or maintain an Oil and Gas Interest;

          (k) Neither Bargo nor any of its Subsidiaries will (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities, other than in the ordinary course of business in accordance with Bargo's current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

          (l) Bargo will not, and will not permit any of its Subsidiaries to (i) take, or agree or commit to take, any action that would make any representation and warranty of Bargo hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or (ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

          (m) Neither Bargo nor any of its Subsidiaries shall (i) adopt, amend (other than amendments that reduce the amounts payable by Bargo or any Subsidiary, or amendments required by law to preserve the qualified status of a Bargo Benefit Plan) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person (including contracts with management of Bargo or any Subsidiaries that might require that payments be made upon consummation of the

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     transactions contemplated hereby) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder,
     (ii) engage in any transaction (either acting alone or in conjunction with any Bargo Benefit Plan or trust created thereunder) in connection with which Bargo or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iii) terminate any Bargo Benefit Plan in a manner, or take any other action with respect to any Bargo Benefit Plan, that could result in the liability of Bargo or any Subsidiary to any person, (iv) take any action that could adversely affect the qualification of any Bargo Benefit Plan or its compliance with the applicable requirements of ERISA, (v) fail to make full payment when due of all amounts which, under the provisions of any Bargo Benefit Plan, any agreement relating thereto or applicable law, Bargo or any Subsidiary are required to pay as contributions thereto or
     (vi) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Bargo Benefit Plan;

          (n) Neither Bargo nor any of its Subsidiaries will enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $250,000, other than pursuant to agreements or commitments existing on the date of this Agreement; and

          (o) Bargo will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

     6.2 Conduct of Business by Bellwether Pending the Merger. From the date hereof until the Effective Time, unless Bargo shall otherwise agree in writing, or except as set forth in the Bellwether Disclosure Schedule or as otherwise contemplated by this Agreement, Bellwether shall conduct, and shall cause each of its Subsidiaries to conduct, its business in the ordinary course consistent with past practice and shall use, and shall cause each of its Subsidiaries to use, all reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees, subject to the terms of this Agreement. Except as set forth in the Bellwether Disclosure Schedule or as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without the written consent of Bargo, which consent shall not be unreasonably withheld:

          (a) Neither Bellwether nor its Subsidiaries will adopt or propose any change to its certificate of incorporation or bylaws (or similar organizational documents);

          (b) Bellwether will not, and will not permit any of its Subsidiaries to (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Bellwether or its Subsidiaries (except for intercompany dividends from direct or indirect wholly owned Subsidiaries) or (ii) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in, Bellwether or any of its Subsidiaries, other than intercompany acquisitions of stock;

          (c) Except as set forth in Section 6.2(c) of the Bellwether Disclosure Schedule, Bellwether will not, and will not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person for aggregate consideration in excess of $500,000, or enter a new line of business or commence business operations in any country in which Bellwether is not operating as of the date of this Agreement;

          (d) Except as set forth in Section 6.2(d) of the Bellwether Disclosure Schedule, Bellwether will not and will not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties (other than among Bellwether and its direct and indirect wholly owned Subsidiaries) with an aggregate fair market value exceeding $500,000 (other than sales of Hydrocarbons in the ordinary course of business);

          (e) Bellwether will not settle any material Audit, make or change any material Tax election or file any material amended Tax Return;

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          (f) Except as otherwise permitted by this Agreement, Bellwether will not issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise and except pursuant to existing obligations disclosed in the Bellwether SEC Reports or the Bellwether Disclosure Schedule), enter into any amendment of any term of any outstanding security of Bellwether or of any of its Subsidiaries, incur any indebtedness except trade debt in the ordinary course of business and debt pursuant to existing credit facilities or arrangements, fail to make any required contribution to any Bellwether Benefit Plan, increase compensation, bonus (except as set forth in Section 6.2(f) of the Bellwether Disclosure Schedule) or other benefits payable to, or modify, adopt or amend any employment agreements or severance agreements with, any executive officer or former employee or enter into any settlement or consent with respect to any pending litigation other than settlements in the ordinary course of business;

          (g) Bellwether will not change any method of accounting or accounting practice by Bellwether or any of its Subsidiaries, except for any such change required by GAAP;

          (h) Bellwether will not take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a "plant closing" or "mass layoff" (each as defined in the WARN Act);

          (i) Bellwether will not amend or otherwise change the terms of the Bellwether Engagement Letters, except to the extent that any such amendment or change would result in terms more favorable to Bellwether;

          (j) Neither Bellwether nor any of its Subsidiaries will become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interest that constitutes a capital cost in each case in excess of $1,000,000 unless the operation is a currently existing obligation of Bellwether or any of its Subsidiaries or necessary to extend, preserve or maintain an Oil and Gas Interest;

          (k) Neither Bellwether nor any of its Subsidiaries will (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities, other than in the ordinary course of business in accordance with Bellwether's current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

          (l) Bellwether will not, and will not permit any of its Subsidiaries to (i) take, or agree or commit to take, any action that would make any representation and warranty of Bellwether hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time or (ii) omit, or agree or commit to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate in any respect at any such time;

          (m) Neither Bellwether nor any of its Subsidiaries shall (i) adopt, amend (other than amendments that reduce the amounts payable by Bellwether or any Subsidiary, or amendments required by law to preserve the qualified status of a Bellwether Benefit Plan) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person (including contracts with management of Bellwether or any Subsidiaries that might require that payments be made upon consummation of the transactions contemplated hereby) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder, (ii) engage in any transaction (either acting alone or in conjunction with any Bellwether Benefit Plan or trust created thereunder) in connection with which Bellwether or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iii) terminate any Bellwether Benefit Plan in a manner, or take any other action with respect to any Bellwether Benefit Plan, that could result in the liability of Bellwether or any Subsidiary to any

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

     person, (iv) take any action that could adversely affect the qualification of any Bellwether Benefit Plan or its compliance with the applicable requirements of ERISA, (v) fail to make full payment when due of all amounts which, under the provisions of any Bellwether Benefit Plan, any agreement relating thereto or applicable law, Bellwether or any Subsidiary are required to pay as contributions thereto or (vi) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Bellwether Benefit Plan;

          (n) Neither Bellwether nor any of its Subsidiaries will enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $250,000, other than pursuant to agreements or commitments existing on the date of this Agreement; and

          (o) Bellwether will not, and will not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

                                  ARTICLE VII

                             ADDITIONAL AGREEMENTS

     7.1 Access and Information. The parties shall each afford to the other and to the other's financial advisors, legal counsel, accountants, consultants, financing sources, and other authorized representatives access during normal business hours throughout the period prior to the Effective Time to all of its books, records, properties, contracts, leases, plants and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information as such other party reasonably may request, provided that no investigation pursuant to this
Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party shall hold in confidence all nonpublic information until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other materials (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof. Notwithstanding the foregoing, the Confidentiality Agreement dated February 3, 2000 between Bellwether and Bargo (the "CONFIDENTIALITY AGREEMENT") shall survive the execution and delivery of this Agreement.

     7.2  Acquisition Proposals.

          (a) From the date of this Agreement until the termination hereof, Bellwether and its Subsidiaries will not, and will cause their respective officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Bellwether Acquisition Proposal (as hereinafter defined) or (ii) engage in negotiations with, or disclose any nonpublic information relating to Bellwether or its Subsidiaries, respectively, or afford access to their respective properties, books or records to any Person that may be considering making, or has made, a Bellwether Acquisition Proposal. Nothing contained in this Section 7.2(a) shall prohibit Bellwether and its Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Exchange Act, or (ii) furnishing information, including nonpublic information to, or entering into negotiations with, any Person that has indicated its willingness to make an unsolicited bona fide Bellwether Acquisition Proposal if, and only to the extent that, (A) such unsolicited bona fide proposal relating to a Bellwether Acquisition Proposal is made by a third party that the Board of Directors of Bellwether determines in good faith has the good faith intent to proceed with negotiations to consider, and financial capability to consummate, such Bellwether Acquisition Proposal, (B) the Board of Directors of Bellwether, after consulting with outside legal counsel to Bellwether, determines in good faith that such action is required for the Board of Directors of Bellwether to comply with its fiduciary duties imposed by applicable law, (C) contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such Person Bellwether provides written notice to Bargo to the

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

     effect that it is furnishing information to, or entering into discussions or negotiations with, such Person and (D) Bellwether uses all reasonable efforts to keep Bargo informed in all material respects of the status and terms of any such negotiations or discussions (including the identity of the Person with whom such negotiations or discussions are being held) and provides Bargo copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that Bargo agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to Bargo pursuant to this clause (D), which confidentiality agreement shall be subject to Bargo's disclosure obligations arising under applicable law or securities exchange regulations. The term "BELLWETHER ACQUISITION PROPOSAL" means any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving Bellwether or any Bellwether Subsidiary or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, any such party, other than the transactions contemplated by this Agreement.

          (b) From the date of this Agreement until the termination hereof, Bargo and its Subsidiaries will not, and will cause their respective officers, directors, employees or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Bargo Acquisition Proposal (as hereinafter defined) or (ii) engage in negotiations with, or disclose any nonpublic information relating to Bargo or its Subsidiaries, respectively, or afford access to their respective properties, books or records to any Person that may be considering making, or has made, a Bargo Acquisition Proposal. Nothing contained in this
     Section 7.2(b) shall prohibit Bargo and its Board of Directors from (i) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated by the SEC under the Exchange Act, or (ii) furnishing information, including nonpublic information to, or entering into negotiations with, any Person that has indicated its willingness to make an unsolicited bona fide Bargo Acquisition Proposal if, and only to the extent that, (A) such unsolicited bona fide proposal relating to a Bargo Acquisition Proposal is made by a third party that the Board of Directors of Bargo determines in good faith has the good faith intent to proceed with negotiations to consider, and financial capability to consummate, such Bargo Acquisition Proposal, (B) the Board of Directors of Bargo, after duly consulting with outside legal counsel to Bargo, determines in good faith that such action is required for the Board of Directors of Bargo to comply with its fiduciary duties imposed by applicable law, (C) contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such Person Bargo provides written notice to Bellwether to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person and (D) Bargo uses all reasonable efforts to keep Bellwether informed in all material respects of the status and terms of any such negotiations or discussions (including the identity of the Person with whom such negotiations or discussions are being held) and provides Bellwether copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that Bellwether agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to Bellwether pursuant to this clause (D), which confidentiality agreement shall be subject to Bellwether's disclosure obligations arising under applicable law or securities exchange regulations. The term "BARGO ACQUISITION PROPOSAL" means any offer or proposal for, or any indication of interest in, a merger or other business combination directly or indirectly involving Bargo or any Bargo Subsidiary or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, any such party, other than the transactions contemplated by this Agreement.

     7.3  Directors' and Officers' Indemnification and Insurance.

          (a) For six years after the Effective Time, Bellwether shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Bargo and its Subsidiaries or an employee of Bargo or any of its Subsidiaries who acts as a fiduciary under any of the Bargo Benefit Plans (each an "INDEMNIFIED PARTY") against all losses, claims, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and experts and judgments, fines, losses,
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

     claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Bellwether, which will not be unreasonably withheld)) arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time to the full extent permitted under Delaware law or Bellwether's certificate of incorporation and bylaws and Bargo's written indemnification agreements in effect at the date hereof, including provisions therein relating to the advancement of expenses incurred in the defense of any action or suit; provided, that if any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; and provided, further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, Bellwether's certificate of incorporation or bylaws or such agreements, as the case may be, shall be made by independent counsel mutually acceptable to Bellwether and the Indemnified Party; and provided, further, that nothing herein shall impair any rights or obligations of any Indemnified Party. If any claim or claims are brought against any Indemnified Party (whether arising before or after the Effective Time), such Indemnified Party may select counsel for the defense of such claim, which counsel shall be reasonably acceptable to Bargo (if selected prior to the Effective Time) and Bellwether (if selected after the Effective Time).

          (b) Bellwether shall maintain Bargo's existing officers' and directors' liability insurance policy ("D&O INSURANCE") for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided, that Bellwether may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further, that the aggregate amount of premiums to be paid with respect to the maintenance of such D&O Insurance for such six year period shall not exceed $50,000.

     7.4 Further Assurances. Each party hereto agrees to use all reasonable efforts to obtain all consents and approvals and to do all other things necessary for the consummation of the transactions contemplated by this Agreement. The parties agree to take such further action to deliver or cause to be delivered to each other at the Closing and at such other times thereafter as shall be reasonably agreed by such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and agreements and transactions contemplated hereby and thereby. The parties shall afford each other access to all information, documents, records and personnel who may be necessary for any party to comply with laws or regulations (including the filing and payment of taxes and handling tax audits), to fulfill its obligations with respect to indemnification hereunder or to defend itself against suits or claims of others. Bellwether and Bargo shall duly preserve all files, records or any similar items of Bellwether or Bargo received or obtained as a result of the Merger with the same care and for the same period of time as it would preserve its own similar assets.

     7.5  Expenses.

          (a) Except as provided in paragraphs (c) and (d), all Expenses (as defined below) incurred by the parties hereto shall be borne solely and entirely by the party that has incurred such Expenses; provided, however, that if this Agreement is terminated for any reason, then the allocable share of Bellwether and Bargo for all Expenses (including any fees and expenses of accountants, experts, and consultants, but excluding the fees and expenses of legal counsel and investment bankers) related to preparing, printing, filing and mailing the Registration Statement, the Proxy/Information Statement/ Prospectus and all SEC and other regulatory filing fees incurred in connection with the Registration Statement, Proxy/Information Statement/Prospectus, shall be allocated one-half each.

          (b) "EXPENSES" as used in this Agreement shall include all reasonable out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement, the Proxy/
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

     Information Statement/Prospectus, the solicitation of stockholder approvals, and all other matters related to the consummation of the transactions contemplated hereby.

          (c) Bargo agrees that, if (i) Bellwether terminates this Agreement pursuant to Section 10.1(g) or (ii) Bargo or Bellwether terminates this Agreement pursuant to Section 10.1(h) or (iii) Bellwether terminates this Agreement pursuant to Section 10.1(d) or Bellwether terminates this Agreement pursuant to Section 10.1(b) at a time that a Bargo Breach (as defined in Section 10.1(d)) exists and in each case described in clauses
     (i) and (iii) within twelve months after the termination of this Agreement
     (A) a transaction is consummated, which transaction, if offered or proposed, would constitute a Bargo Acquisition Proposal, (B) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies) that would if consummated constitute a Bargo Acquisition Proposal is entered into or (C) (X) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of Bargo then representing 50% or more of the combined power to vote generally for the election of directors and (Y) the Board of Directors of Bargo has taken any action for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then upon the first to occur of any of (1) clauses (i) or (iii) above and any of clauses (A) - (C) above or (2) clause (ii) above, Bargo shall pay to Bellwether a Termination Fee of $7.5 million, plus the reasonably documented Expenses of Bellwether up to $750,000. In no event shall any such Termination Fee be payable if the Bellwether Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger or the stockholders of Bellwether fail to give the Bellwether Stockholders' Approval when the proposals contemplated thereby are properly submitted to a vote at the Bellwether Special Meeting or any postponement or adjournment thereof.

          (d) Bellwether agrees that, if (i) Bargo terminates this Agreement pursuant to Section 10.1(i), (ii) Bellwether or Bargo terminates this Agreement pursuant to Section 10.1(j) or (iii) Bargo terminates this Agreement pursuant to Section 10.1(c) or Bargo terminates this Agreement pursuant to Section 10.1(b) at a time that a Bellwether Breach (as defined in Section 10.1(c)) exists and in each case described in clauses (i) and
     (iii) within twelve months after the termination of this Agreement (A) a transaction is consummated, which transaction, if offered or proposed, would constitute a Bellwether Acquisition Proposal, (B) a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies) that would if consummated constitute a Bellwether Acquisition Proposal is entered into or (C) (X) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of Bellwether then representing 50% or more of the combined power to vote generally for the election of directors and (Y) the Board of Directors of Bellwether has taken any action, including the redemption of the Rights under the Bellwether Rights Plan, or the amendment, termination or similar action with respect to the Bellwether Rights Plan, for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then upon the first to occur of any of (1) clauses
     (i) or (iii) above and any of clauses (A) - (C) above or (2) clause (ii) above, Bellwether shall pay to Bargo a Termination Fee of $7.5 million, plus the reasonably documented Expenses of Bargo up to $750,000. In no event shall any such Termination Fee be payable if the Bargo Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger or the stockholders of Bargo fail to give the Bargo Shareholders' Approval when the proposals contemplated thereby are properly submitted for consent under the Bargo Consent or for a vote at any meeting of shareholders or any postponement or adjournment thereof.

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

          (e) Bellwether agrees that if it terminates this Agreement pursuant to
     Section 10.1(l), except as contemplated thereby Bellwether shall pay to Bargo a fee of $5,000,000.

     7.6 Cooperation. Subject to compliance with applicable law, from the date hereof until the Effective Time, each of the parties hereto shall confer on a regular and frequent basis with one or more representatives of the other parties to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby.

     7.7 Publicity. Neither Bargo, Bellwether nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Merger, this Agreement or the other transactions contemplated hereby without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange and will use reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as such other party may have, prior to such release.

     7.8 Additional Actions. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, to consummate and make effective the Merger and the other transactions contemplated by this Agreement, subject, however, to the appropriate vote of stockholders of Bargo and Bellwether required so to vote.

     7.9 Filings. Each party hereto shall make all filings required to be made by such party in connection herewith or desirable to achieve the purposes contemplated hereby, and shall cooperate as needed with respect to any such filing by any other party hereto.

     7.10 Consents. Each of Bellwether and Bargo shall use all reasonable efforts to obtain all consents necessary or advisable in connection with its obligations hereunder.

     7.11 Employee Matters; Benefit Plans. Bellwether and Bargo will evaluate their personnel needs and consider continuing the employment of certain employees of Bellwether, Bargo and its Subsidiaries on a case-by-case basis. Prior to the Effective Time, Bellwether shall cause each Bellwether stock option plan to be amended to provide that the transaction contemplated by this Agreement shall constitute an event causing the acceleration of vesting of all stock options thereunder. The parties acknowledge and agree that, except as contemplated by the preceding sentence, the transaction contemplated hereby is not a change of control for the purposes of any of Bellwether's or its Subsidiaries' contracts or other agreements. Prior to the Effective Time, Bargo shall cause (a) each Bargo stock option plan to be amended such that the transaction contemplated by this Agreement shall constitute an event causing the acceleration of vesting of all stock options thereunder, (b) each Bargo Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA to be amended to provide that all participants shall have a 100% vested and nonforfeitable interest in their accrued benefits thereunder as of the Effective Time, and (c) the employment or severance agreements with the individuals listed on Section 7.11 of the Bargo Disclosure Schedule to be treated as follows: (x) those that are identified as being amended, to be amended such that the consummation of the transaction contemplated by this Agreement shall constitute a change of control for purposes thereunder and that such change of control in itself shall trigger the requirement to make all payments related to a change of control thereunder notwithstanding the current existence of additional conditions in such agreements to such payments, and (y) those identified to continue outstanding shall continue to do so (Bellwether hereby acknowledges that the Merger constitutes a "change of control" for such agreements). After the Effective Time, Bellwether will initially provide to any employees of Bargo and its Subsidiaries who are employed by Bellwether as of the Effective Time (the "RETAINED EMPLOYEES") the same or better base salary or wages provided to such employees prior to the Effective Time, subject to such changes in base salary or wages as shall be determined by Bellwether after the Effective Time. Bellwether shall take all actions necessary or appropriate to permit the

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Retained Employees to continue to participate from and after the Effective Time in the employee benefit plans or arrangements in which such Retained Employees were participating immediately prior to the Effective Time. Notwithstanding the foregoing, Bellwether may permit any such employee benefit plan or arrangement to be terminated or discontinued on or after the Effective Time, provided that Bellwether shall (a) take all actions necessary or appropriate to permit the Retained Employees participating in such employee benefit plan or arrangement to immediately thereafter participate in employee benefit plans or arrangements (the "REPLACEMENT PLANS") providing the same or better benefits than those previously maintained by Bargo with respect to the Retained Employees prior to the Merger, (b) with respect to a Replacement Plan that is a group health plan
(i) credit such Retained Employees, for the year during which participation in the Replacement Plan begins, with any deductibles and copayments already incurred during such year under the terminated or discontinued group health plan and (ii) waive any preexisting condition limitations applicable to the Retained Employees (and their eligible dependents) under the Replacement Plan to the extent that a Retained Employee's (or dependent's) condition would not have operated as a preexisting condition under the terminated or discontinued group health plan, and (c)(1) cause each Replacement Plan that is an employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) intended to be qualified under Section 401 of the Code to be amended to provide that the Retained Employees shall receive credit for participation and vesting purposes under such plan for their period of employment with Bargo, its Subsidiaries and their predecessors to the extent such predecessor employment was recognized by Bargo and its Subsidiaries and (2) credit the Retained Employees under each other Replacement Plan that is not described in the preceding clause for their period of employment with Bargo, its Subsidiaries and their predecessors to the extent such predecessor employment was recognized by Bargo or its Subsidiaries. At the Effective Time, Bellwether shall assume the obligations of Bargo under the Bargo Benefit Plans and the agreements contemplated by clause (c)(y) above. The terms of each such Bargo Benefit Plan shall continue to apply in accordance with their terms. At the Effective Time, each outstanding award (including restricted stock, phantom stock, stock equivalents and stock units) ("BARGO AWARD") under any employee incentive or benefit plans, programs or arrangements and non-employee director plans presently maintained by Bargo which provide for grants of equity-based awards shall be amended or converted into a similar instrument of Bellwether, in each case with such adjustments to the terms of such Bargo Awards as are appropriate to preserve the value inherent in such Bargo Awards with no detrimental effects on the holders thereof. The other terms of each Bargo Award, and the plans or agreements under which they were issued, shall continued to apply in accordance with their terms. Bellwether agrees to pay (x) up to $100,000 in the aggregate to certain employees of Bargo designated by Bargo who will not be Retained Employees and (y) all heath insurance premiums and other health benefits of such employees for the lesser of (I) six months from the Closing and (II) the date such employees become covered under alternate health insurance coverage.

     7.12  Board, Committees and Executive Officers.

          (a) Bellwether shall take such action, including amending its bylaws, as shall be required to cause the Board of Directors of Bellwether immediately after the Effective Time to have seven members. Prior to the mailing to stockholders of the Proxy/Information Statement/Prospectus, (i) the Board of Directors of Bellwether shall select from among the current members of the Board of Directors of Bellwether four individuals (which shall include Douglas Manner) (the "BELLWETHER DIRECTOR NOMINEES") to remain as directors of Bellwether, and (ii) the Board of Directors of Bargo shall select from among the current members of the Board of Directors of Bargo three individuals (which nominees shall be Tim Goff, Jonathan Clarkson and Martin Phillips) (the "BARGO DIRECTOR NOMINEES") for nomination as directors of Bellwether. Bellwether shall use its best efforts to cause the members of its Board of Directors that are not Bellwether Director Nominees to either resign their position or be removed from their position. In addition, Bellwether shall use its best efforts to cause the Bargo Director Nominees to be elected as members of Bellwether's Board of Directors by Bellwether's existing Board of Directors simultaneous with Closing. The Bargo Director Nominees will serve as directors for a term expiring at Bellwether's next annual meeting of stockholders following the Effective Time, provided that Bellwether will use its best efforts to cause its Board to re-nominate them as directors for election at the following annual
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

     meeting at the discretion of Bellwether's Board of Directors. If at any time prior to the Effective Time, any Bargo Director Nominee or Bellwether Director Nominee shall be unable to serve as a director at the Effective Time, the respective Board of Directors that designated such individual as provided herein shall designate another individual to serve in such individual's PLACE; provided that if Douglas Manner is unable to serve as Chairman of the Board and Chief Executive Officer, Jonathan Clarkson shall serve as Chairman of the Board and Chief Executive Officer as of the Effective Time until his successor is duly elected and qualified in accordance with the bylaws of Bellwether in effect subsequent to the Effective Time; provided, further, if Jonathan Clarkson is unable to serve as President and Chief Financial Officer, Douglas Manner shall serve as President and Chief Financial Officer as of the Effective Time until his successor is duly elected and qualified in accordance with the bylaws of Bellwether in effect subsequent to the Effective Time.

          (b) Subsequent to the Effective Time, those individuals set forth on
     Exhibit 7.12(b) shall be executive officers of Bellwether having the titles and positions set forth opposite their respective names on such Exhibit until the earlier of the resignation or removal of any such individual or until their respective successors are duly elected and qualified, as the case may be. Prior to the Effective Time, Bellwether and Bargo may mutually agree to designate additional individuals to serve as executive officers of Bellwether subsequent to the Effective Time. Subject to Section 7.12(a), if any executive officer set forth on Exhibit 7.12(b) or designated in accordance with this Section 7.12(b) ceases to be a fulltime employee of either Bellwether or Bargo (or otherwise declines to serve in such designated capacity) at or before the Effective Time, Bellwether and Bargo will agree upon another person to serve in such person's stead or agree to leave such office vacant through the Effective Time.

     7.13  Stockholders Meetings.

          (a) Bargo shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to solicit a written consent of its shareholders for the purpose of securing the Bargo Shareholders' Approval, (ii) distribute to its stockholders the Proxy/Information Statement/ Prospectus in accordance with applicable federal and state law and with its articles of incorporation and bylaws, (iii) use all reasonable efforts to solicit from its shareholders written consents in favor of the approval and adoption of the this Agreement and the transactions contemplated hereby and to secure the Bargo Shareholders' Approval, and
     (iv) cooperate and consult with Bellwether with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(a) shall prohibit the Bargo Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Bargo shareholders hereunder if the Board of Directors of Bargo, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

          (b) Bellwether shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold either an annual or special meeting of its stockholders (the "BELLWETHER STOCKHOLDER Meeting") for the purpose of (x) securing the Bellwether Stockholders' Approval, (y) approving an amendment to Bellwether's Certification of Incorporation (the "POST-CLOSING AMENDMENT"), to be filed with the Secretary of State of Delaware after the Effective Time, the effect of which would be to (A) increase the number of authorized shares of Bellwether Common Stock to 60,000,000, and (B) increase the number of authorized shares of preferred stock of Bellwether to 5,000,000, and (z) approving the Bellwether Incentive Plan Amendment,
     (ii) distribute to its stockholders the Proxy/Information Statement/Prospectus in accordance with applicable federal and state law and its certificate of incorporation and bylaws, which Proxy/Information Statement/Prospectus shall contain the recommendation of the Bellwether Board of Directors that its stockholders approve this Agreement, the Post Closing Amendment and (iii) use all reasonable efforts to solicit from its stockholders proxies in favor of approval of this Agreement, the Post Closing Amendment, and the Bellwether Incentive Plan Amendment and to secure the Bellwether Stockholders' Approval, and (iv) cooperate and consult

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

     with Bargo with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(b) shall prohibit the Bellwether Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Bellwether stockholders hereunder if the Board of Directors of Bellwether, after consultation with and based upon the written advice of independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties under applicable law.

          (c) If a Bellwether Superior Proposal is received and Bellwether accepts such Bellwether Superior Proposal and thereby terminates this Agreement under Section 10.1(j), then, unless Bargo terminates this Agreement under Section 10.1(j), prior to the termination of this Agreement taking effect under Section 10.1(j), Bellwether shall be obligated to comply with Section 7.13(b) and the other terms of this Agreement, including by holding the Bellwether Special Meeting. If the stockholders of Bellwether do not approve the Merger at such meeting, then at such time this Agreement shall be deemed to be terminated by Bellwether under Section 10.1(j), and, on the first business day after Bellwether's stockholders fail to approve the Merger, Bellwether shall pay to Bargo the Termination Fee and Expenses contemplated by Section 7.5. Bellwether acknowledges and agrees that Bargo would be damaged irreparably if any provision of this
     Section 7.13(c) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, Bellwether agrees that Bargo will be entitled to an injunction or injunctions to prevent breaches of this
     Section 7.13(c) and to enforce specifically this Agreement and its terms and provisions in any action or proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which Bargo may be entitled, at law or in equity.

     7.14 Preparation of the Proxy/Information Statement/Prospectus and Registration Statement.

          (a) Bellwether and Bargo shall promptly prepare and file with the SEC a preliminary version of the Proxy/Information Statement/Prospectus and will use all reasonable efforts to respond to the comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy/Information Statement/Prospectus. At any time from (and including) the initial filing with the SEC of the Proxy/Information Statement/Prospectus, Bellwether shall file with the SEC the Registration Statement containing the Proxy/Information Statement/Prospectus so long as Bellwether shall have provided to Bargo a copy of the Registration Statement containing the Proxy/ Information Statement/Prospectus at least ten days prior to any filing thereof and any supplement or amendment at least two days prior to any filing thereof. Subject to the foregoing sentence, the date that the Registration Statement is filed with the SEC shall be determined jointly by Bellwether and Bargo. Each of Bellwether and Bargo shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Bellwether shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of Bellwether Common Stock in the Merger and Bargo shall furnish all information concerning Bargo and the holders of shares of Bargo capital stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, each of Bellwether and Bargo shall cause the Proxy/Information Statement/Prospectus to be mailed to its respective stockholders, and if necessary, after the definitive Proxy/Information Statement/Prospectus shall have been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. Bellwether shall advise Bargo and Bargo shall advise Bellwether, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement shall become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Bellwether Common Stock for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Information Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

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

          (b) Following receipt by KPMG LLP, Bellwether's independent auditors, of an appropriate request from Bargo pursuant to SAS No. 72, Bellwether shall use all reasonable efforts to cause to be delivered to Bargo a letter of KPMG LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Bargo, in form and substance reasonably satisfactory to Bargo and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Information Statement/Prospectus.

          (c) Following receipt by PricewaterhouseCoopers LLP, Bargo's independent auditors, of an appropriate request from Bellwether pursuant to SAS No. 72, Bargo shall use all reasonable efforts to cause to be delivered to Bellwether a letter of PricewaterhouseCoopers LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Bellwether, in form and substance satisfactory to Bellwether and customary in scope and substance for "cold comfort" letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Information Statement/Prospectus.

     7.15 Stock Exchange Listing. Bellwether shall use all reasonable efforts to cause the Bellwether Common Stock to be issued in the Merger and to be issued upon the exercise of options or warrants to purchase Bellwether Common Stock contemplated hereby to be approved for listing on the Nasdaq National Market System or the New York Stock Exchange prior to the Effective Time, subject to official notice of issuance.

     7.16 Notice of Certain Events. Each party to this Agreement shall promptly as reasonably practicable notify the other parties hereto of:

          (a) any notice or other communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the transactions contemplated by this Agreement;

          (b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

          (c) any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Sections 4.10, 4.12, 5.10, or 5.12 or which relate to the consummation of the transactions contemplated by this Agreement;

          (d) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement, under any material agreement; and

          (e) any Bargo Material Adverse Effect or Bellwether Material Adverse Effect or the occurrence of any event which is reasonably likely to result in a Bargo Material Adverse Effect or a Bellwether Material Adverse Effect, as the case may be.

     7.17 Site Inspections. Subject to compliance with applicable law (including applicable Environmental Laws), from the date hereof until the Effective Time, each party hereto may undertake (at that party's sole cost and expense) an environmental assessment or assessments (an "ASSESSMENT") of the other party's operations, business and/or properties that are the subject of this Agreement. An Assessment may include a review of permits, files and records, as well as visual and physical inspections and testing. Before conducting an Assessment, the party intending to conduct such Assessment (the "INSPECTING PARTY") shall confer with the party whose operations, business or property is the subject of such Assessment (the "INSPECTED PARTY") regarding the nature, scope and scheduling of such Assessment, and shall comply with such conditions as the Inspected Party may reasonably impose, among other things, to avoid interference with the Inspected Party's operations or business. The Inspected Party

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

shall cooperate in good faith with the Inspecting Party's effort to conduct an Assessment. The Inspecting Party shall provide copies of all data generated during the Assessment and the Assessment itself to the Inspected Party.

     7.18  Affiliate Agreements; Tax Treatment.

          (a) Bargo shall identify in a letter to Bellwether all persons who are, on the date hereof, "affiliates" of Bargo, as such term is used in Rule 145 under the Securities Act. Bargo shall use all reasonable efforts to cause its respective affiliates to deliver to Bellwether not later than 10 days prior to the date of the Bellwether Special Meeting, a written agreement substantially in the form attached hereto as Exhibit 7.18, and shall use all reasonable efforts to cause persons who become "affiliates" after such date but prior to the Closing Date to execute and deliver agreements at least 5 days prior to the Closing Date.

          (b) Each party hereto shall use all reasonable efforts to cause the Merger to qualify, and shall not take, and shall use all reasonable efforts to prevent any subsidiary of such party from taking, any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.

     7.19 Stockholder Litigation. Each of Bellwether and Bargo shall give the other the reasonable opportunity to participate in the defense of any litigation against Bellwether or Bargo, as applicable, and its directors relating to the transactions contemplated by this Agreement.

     7.20 Indenture Matters. Bellwether and Bargo shall, and shall cause their respective Subsidiaries to, take all actions that are necessary or appropriate (as mutually agreed by Bellwether and Bargo) for Bellwether, Bargo and certain of their Subsidiaries, as applicable, to assume, guarantee or modify as appropriate the agreements governing the outstanding publicly held debt securities of Bellwether referred to in the Bellwether SEC Reports to avoid defaults thereunder.

     7.21 Credit Facility. Bellwether and Bargo shall use all reasonable efforts, and shall cooperate, to obtain as promptly as practicable commitments from financing sources to refinance the existing bank credit facilities of Bargo, Bellwether and their respective Subsidiaries.

     7.22 Registration Rights Agreements. At Closing, Bellwether will execute and deliver documents reasonably acceptable to Bargo pursuant to which Bellwether will assume Bargo's obligations under the Bargo Registration Rights Agreements and modify the term "Registrable Securities" thereunder to include the shares of Bellwether Common Stock issued pursuant to this Agreement in exchange for the "Registrable Securities" under the Bargo Registration Rights Agreements. In addition, Bargo and Bellwether agree to use their reasonable best efforts to cause the parties to the Bargo Registration Rights Agreements and the Registration Rights Agreement, by and among Bellwether and certain other parties thereto, dated August 26, 1994, to enter into such amendments to such agreements as may be necessary to cause such agreements to not be in conflict with each other (it being understood that the failure to achieve such reconciliation will not be a condition to the closing of the Merger).

     7.23 Option Issuance and Employment Agreements. Immediately after, the Effective Time, Bellwether shall issue employee stock options to purchase the number of shares of Bellwether Common Stock, to the individuals, and on the terms, each as listed on Exhibit 7.23.

     7.24 Certain Bellwether Board Approvals. Bellwether will use its best efforts to cause its Board of Directors prior to the Effective Time to approve in the form required by Rule 16b-3 under the Exchange Act certain acquisitions of Bellwether Common Stock pursuant to the Merger, as directed by Bargo and in form reasonably acceptable to Bargo.

     7.25 Termination of Agreements. Bargo and Bellwether will use their reasonable best efforts to cause the agreements listed on Section 7.25 of the Bargo Disclosure Schedule to be terminated on or prior to the Effective Time (it being understood that the failure to achieve such termination will not be a condition to the Merger).

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

     7.26 Voting Agreements. Bellwether shall use its reasonable best efforts to procure executed voting agreements in favor of Bargo substantially similar to the Voting Agreements from Dr. Jack Birks, Rho Management Partners, L.P. and Habib Kairouz.

                                  ARTICLE VIII

                    CONDITIONS TO CONSUMMATION OF THE MERGER

     8.1 Conditions to the Obligation of Each Party. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

          (a) The Bargo Shareholders' Approval and the Bellwether Stockholders' Approval shall have been obtained.

          (b) No action, suit or proceeding instituted by any Governmental Authority shall be pending and no statute, rule or regulation and no injunction, order, decree or judgment of any court or Governmental Authority of competent jurisdiction shall be in effect, in each case which would prohibit, restrain, enjoin or restrict the consummation of the Merger.

          (c) The Registration Statement with respect to the issuance of all Bellwether Common Stock in the Merger shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceeding for such purpose shall be pending before or threatened by the SEC.

          (d) Each of Bargo and Bellwether shall have obtained such permits, authorizations, consents, or approvals required to consummate the transactions contemplated hereby.

          (e) The shares of Bellwether Common Stock to be issued in the Merger and to be issued upon the exercise of options and warrants to purchase Bellwether Common Stock contemplated hereby shall have been approved for listing on the Nasdaq National Market System or the New York Stock Exchange, subject to official notice of issuance.

          (f) The Second Amended and Restated Shareholders' Agreement dated May 14, 1999 by and among Bargo Energy Company, B. Carl Price, Don Wm. Reynolds, Energy Capital Investment Company PLC, EnCap Equity 1994 Limited Partnership, Bargo Energy Resources, Ltd., TJG Investments, Inc., Bargo Energy Company, Tim J. Goff, Thomas Barrow, James E. Sowell, Bargo Operating Company, Inc., EnCap Energy Capital Fund III-B, L.P., BOCP Energy Partners, L.P., EnCap Energy Capital Fund III, L.P., Kayne Anderson Energy Fund, L.P., BancAmerica Capital Investors SBIC I, L.P., Eos Partners, L.P., Eos Partners SBIC, L.P., Eos Partners SBIC II, L.P., and SGC Partners II LLC, as amended by the first amendment thereto, dated August 11, 1999, shall have been terminated.

     8.2 Conditions to the Obligations of Bellwether. The obligation of Bellwether to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Bargo shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Bargo contained in this Agreement, to the extent qualified with respect to materiality shall be true and correct in all respects, and to the extent not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Bargo Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and Bellwether shall have received a certificate of the Chief Executive Officer and Chief Financial Officer of Bargo as to the satisfaction of this condition.

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

          (b) All proceedings to be taken by Bargo in connection with the transactions contemplated by this Agreement and all documents, instruments and certificates to be delivered by Bargo in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to Bellwether and its counsel.

          (c) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business, operations or prospects of Bargo and its Subsidiaries, taken as a whole, that would constitute a Bargo Material Adverse Effect, other than any such change that affects both Bellwether and Bargo in a substantially similar manner.

          (d) Bellwether shall have received opinions from Haynes and Boone, L.L.P. both prior to the effectiveness of the Registration Statement and immediately prior to the Effective Time to the effect that (i) the Merger will constitute a reorganization under Section 368(a) of the Code, (ii) Bellwether and Bargo will each be a party to that reorganization, and (iii) no gain or loss will be recognized by Bellwether or Bargo because of the Merger.

     8.3 Conditions to the Obligations of Bargo. The obligation of Bargo to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

          (a) Bellwether shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Bellwether contained in this Agreement, to the extent qualified with respect to materiality shall be true and correct in all respects, and to the extent not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Bellwether Disclosure Letter or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and Bargo shall have received a certificate of the Chief Executive Officer and Chief Financial Officer (or person performing similar functions) of Bellwether as to the satisfaction of this condition.

          (b) All proceedings to be taken by Bellwether in connection with the transactions contemplated by this Agreement and all documents, instruments and certificates to be delivered by Bellwether in connection with the transactions contemplated by this Agreement shall be reasonably satisfactory in form and substance to Bargo and its counsel.

          (c) From the date of this Agreement through the Effective Time, there shall not have occurred any change in the financial condition, business, operations or prospects of Parent and its Subsidiaries, taken as a whole, that would constitute a Bellwether Material Adverse Effect, other than any such change that affects both Bellwether and Bargo in a substantially similar manner.

          (d) Bargo shall have received opinions from Akin, Gump, Strauss, Hauer & Feld, L.L.P. both prior to the effectiveness of the Registration Statement and immediately prior to the Effective Time to the effect that
     (i) the Merger will constitute a reorganization under Section 368(a) of the Code, (ii) Bargo and Bellwether will each be a party to that reorganization, and (iii) no gain or loss will be recognized by the shareholders of Bargo upon the receipt of shares of Bellwether Common Stock in exchange for shares of Bargo Common Stock pursuant to the Merger except with respect to the Cash Consideration, the Preferred Stock Merger Consideration and any cash received in lieu of fractional share interests.

          (e) The members of the Board of Directors of Bellwether immediately prior to the Effective Time who are not Bellwether Director Nominees shall have resigned or been removed from the Board of Directors of Bellwether effective as of the Effective Time.

          (f) Bellwether and Jonathan Clarkson shall have entered into an employment agreement with Jonathan Clarkson on reasonably satisfactory terms to Bellwether and Bargo.

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

          (g) The closing price of a share of Bellwether Common Stock on the NASDAQ National Market on the date of the Effective Time shall be greater than $6.00.

                                   ARTICLE IX

                                    SURVIVAL

     9.1 Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

     9.2 Survival of Covenants and Agreements. The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

                                   ARTICLE X

                       TERMINATION, AMENDMENT AND WAIVER

     10.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Bargo or Bellwether:

          (a) by the mutual written consent of Bellwether and Bargo;

          (b) by either Bellwether or Bargo if the Effective Time shall not have occurred on or before July 16, 2001 (the "TERMINATION DATE"); provided that the party seeking to terminate this Agreement pursuant to this Section 10.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before the Termination Date.

          (c) by Bargo if there has been a material breach by Bellwether of any representation, warranty, covenant or agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within twenty business days following receipt by Bellwether of notice of such breach (a "BELLWETHER BREACH");

          (d) by Bellwether, if there has been a material breach by Bargo of any representation, warranty, covenant or agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within twenty business days following receipt by Bargo of notice of such breach (a "BARGO BREACH");

          (e) by either Bargo or Bellwether, if there shall be any applicable law, rule or regulation that makes consummation of the Merger illegal or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall restrain or prohibit the consummation of the Merger, and such judgment, injunction, order or decree shall become final and nonappealable;

          (f) by either Bargo or Bellwether, if the stockholder approvals referred to in Section 7.13 shall not have been obtained because of the failure to obtain the requisite approval upon a vote at a duly held meeting of stockholders or at any adjournment or postponement thereof (or by written consent, as applicable);

          (g) by Bellwether, if (i) the Board of Directors of Bargo withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Bellwether or shall have resolved to do any of the foregoing or the Board of Directors of Bargo shall have recommended to the stockholders of Bargo any Bargo Acquisition Proposal or resolved to do so; or (ii) a tender offer or exchange offer for outstanding shares of capital stock of Bargo then representing 50% or more of the combined power to vote generally for the election of directors is commenced, and the Board of Directors of Bargo does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer;

          (h) by Bargo or Bellwether, if Bargo accepts a Bargo Superior Proposal and makes payment as required pursuant to Section 7.5 and of the Expenses for which Bargo is responsible under Section 7.5. For purposes of this Agreement, "BARGO SUPERIOR PROPOSAL" means an unsolicited bona fide proposal made by a third party relating to a Bargo Acquisition Proposal on terms that the Board of Directors of Bargo determines it cannot reject in favor of the Merger, based on applicable fiduciary duties and the advice of Bargo's outside counsel; provided, however, that Bargo shall not be permitted to terminate this Agreement pursuant to this Section 10.1(h) unless it has used all reasonable efforts to provide Bellwether with five business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such Bargo Acquisition Proposal; provided further, that prior to any such termination, Bargo shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Bellwether to make such adjustments in the terms and conditions of this Agreement as would enable Bargo to proceed with the transactions contemplated herein, and it is acknowledged by Bellwether that such negotiations with Bellwether shall be conducted in a manner consistent with the fiduciary duties of the Bargo Board of Directors;

          (i) by Bargo, if (i) the Board of Directors of Bellwether withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Bargo or shall have resolved to do any of the foregoing or the Board of Directors of Bellwether shall have recommended to the stockholders of Bellwether any Bellwether Acquisition Proposal or resolved to do so; or (ii) a tender offer or exchange offer for outstanding shares of capital stock of Bellwether then representing 50% or more of the combined power to vote generally for the election of directors is commenced, and the Board of Directors of Bellwether does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer;

          (j) by Bargo or, subject to Section 7.13(c), Bellwether, if Bellwether accepts a Bellwether Superior Proposal and makes payment as required pursuant to Section 7.5 and of the Expenses for which Bellwether is responsible under Section 7.5. For purposes of this Agreement, "BELLWETHER SUPERIOR PROPOSAL" means an unsolicited bona fide proposal made by a third party relating to a Bellwether Acquisition Proposal on terms that the Board of Directors of Bellwether determines it cannot reject in favor of the Merger, based on applicable fiduciary duties and the advice of Bellwether's outside counsel; provided, however, that Bellwether shall not be permitted to terminate this Agreement pursuant to this Section 10.1(j) unless it has used all reasonable efforts to provide Bargo with five business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such Bellwether Acquisition Proposal; provided further, that prior to any such termination, Bellwether shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Bargo to make such adjustments in the terms and conditions of this Agreement as would enable Bellwether to proceed with the transactions contemplated herein, and it is acknowledged by Bargo that such negotiations with Bargo shall be conducted in a manner consistent with the fiduciary duties of the Bellwether Board of Directors.

          (k) by Bargo, if the average of the closing prices on the Nasdaq National Market System of a share of Bellwether Common Stock over any ten consecutive trading days ending from the date hereof until the Effective Time is less than $6.00; provided that Bargo may only terminate this Agreement under this clause (k) if it provides such notice by the end of the fifth business day after the last day of any such ten-day trading period.

          (l) Upon payment of the fee contemplated by Section 7.5(e), Bellwether may terminate this Agreement by giving notice to Bargo that Bellwether has not obtained all of the financing it needs to refinance Bargo's debt at Closing, pay the aggregate Cash Amount, pay the Preferred Conversion Consideration, effect the other transactions contemplated hereby and, to the extent necessary, refinance Bellwether's existing bank debt. The termination right under this Section 10.1(l) will terminate if it is not exercised 21 days after the date on which Bargo provides a reserve report certified by its independent petroleum engineers dated as of December 31, 2000 (the "UPDATE RESERVE REPORT") with respect to the properties included in the Retained Assets Reserve

     Report. In addition, if the volume of estimated proved reserves (using consistent assumptions as to prices and costs) certified by the independent petroleum engineers in the Update Reserve Report that is materially less than that set forth in the Retained Assets Reserve Report, Bellwether may terminate this Agreement in such 21 day period and, in such case, will not be obligated to pay the fee contemplated by Section 7.5(e).

     10.2 Effect of Termination. In the event of termination of the Agreement and the abandonment of the Merger pursuant to this ARTICLE X, all obligations of the parties shall terminate, except the obligations of the parties pursuant to this Section 10.2 and except for the provisions of Sections 7.5, 7.7, 11.8 and the last two sentences of Section 7.1, provided that nothing herein shall relieve any party from liability for any breaches hereof.

                                   ARTICLE XI

                                 MISCELLANEOUS

     11.1 Notices. All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

     To Bellwether:

     Bellwether Exploration Company
     1331 Lamar, Suite 1455
     Houston, Texas 77002
     Attention: Douglas G. Manner
     Facsimile No.: (713) 652-2916

        With a copy (which shall not constitute notice) to:

        Haynes and Boone, L.L.P.
        1000 Louisiana St., Suite 4300
        Houston, Texas 77002-5012
        Attention: George G. Young, III
        Facsimile No.: (713) 547-2600

     To Bargo:

     Bargo Energy Company
     700 Louisiana St., Suite 3700
     Houston, Texas 77002
     Attention: Tim Goff
     Facsimile No.: (713) 236-9799

        With a copy (which shall not constitute notice) to:

        Akin, Gump, Strauss, Hauer & Feld, L.L.P.
        711 Louisiana St., Suite 1900 South
        Houston, Texas 77002
        Attention: Michael E. Dillard, P.C.
        Facsimile No.: (713) 236-0822

Any such notice or communication shall be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) one business day after being deposited with a next-day courier, postage prepaid, or
(iii) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

     11.2 Separability. If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

     11.3 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns; provided, however, that neither this Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation and any assignment in violation hereof shall be null and void.

     11.4 Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     11.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.

     11.6 Entire Agreement. This Agreement and the Confidentiality Agreement represent the entire Agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between the parties hereto with respect to the subject matter hereof.

     11.7 Governing Law. This Agreement shall be construed, interpreted, and governed in accordance with the laws of Texas, without reference to rules relating to conflicts of law.

     11.8 Attorneys' Fees. If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

     11.9 No Third Party Beneficiaries. except as provided in Sections 7.3 and 7.12, no Person other than the parties hereto is an intended beneficiary of this Agreement or any portion hereof.

     11.10 Disclosure Schedules. The disclosures made on any disclosure schedule, including the Bargo Disclosure Schedule and the Bellwether Disclosure Schedule, with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is evident from the face of the disclosure schedule. The inclusion of any matter on any disclosure schedule will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Bargo Material Adverse Effect or a Bellwether Material Adverse Effect, as applicable.

     11.11 Amendments and Supplements. At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of Bellwether and Bargo and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Bellwether and Bargo with respect to any of the terms contained in this Agreement, except as otherwise provided by law; provided, however, that following approval of this Agreement by the stockholders of Bellwether there shall be no amendment or change to the provisions hereof unless permitted by the DGCL without further approval by the stockholders of Bellwether, and following approval and adoption of this Agreement by the stockholders of Bargo there shall be no amendment or change to the provisions without the further approval of the stockholders of Bargo unless permitted by the TBCA.

     11.12 Extensions, Waivers, Etc. At any time prior to the Effective Time, either party may:

          (a) extend the time for the performance of any of the obligations or acts of the other party;

          (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

          (c) subject to the proviso of Section 11.11 waive compliance with any of the agreements or conditions of the other party contained herein.

     Notwithstanding the foregoing, no failure or delay by Bellwether or Bargo in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

                                            BELLWETHER EXPLORATION COMPANY

                                            By: /s/ DOUGLAS G. MANNER
                                              ----------------------------------

                                            Name: Douglas G. Manner
                                               ---------------------------------

                                            Title: President and Chief Executive
                                            Officer
                                               ---------------------------------

                                            BARGO ENERGY COMPANY

                                            By: /s/ TIM GOFF
                                              ----------------------------------

                                            Name: Tim Goff
                                               ---------------------------------

                                            Title: Chief Executive Officer
                                               ---------------------------------

                                                                         ANNEX B

                        CHASE SECURITIES INC. LETTERHEAD

January 23, 2001

The Board of Directors
Bargo Energy Company
700 Louisiana Street, Suite 3700
Houston, Texas 77002

Members of the Board of Directors:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of outstanding common stock, par value $.01 per share ("Company Shares"), of Bargo Energy Company (the "Company") of the consideration proposed to be received by them in connection with the proposed merger (the "Merger") of the Company with and into Bellwether Exploration Company ("Merger Partner"). Pursuant to the Agreement and Plan of Merger (the "Agreement") between the Company and Merger Partner, each Company Share will be converted into an amount of cash determined pursuant to the provisions of the Agreement (the "Cash Consideration") and the right to receive the number of shares (rounded to the nearest share) of Merger Partner's common stock, par value $.01 per share ("Merger Partner Shares"), determined pursuant to the provisions of the Agreement (the "Stock Consideration," and together with the Cash Consideration, the "Consideration").

     In arriving at our opinion, we have reviewed (i) drafts dated January 19, 2001 of the Agreement and the Voting Agreements (as defined in the Agreement);
(ii) certain publicly available information concerning the business of the Company and Merger Partner and of certain other companies engaged in the oil and gas business, and the reported market prices for certain other companies' securities deemed comparable; (iii) publicly available terms of certain transactions involving companies engaged in the oil and gas business and the consideration received for such companies or the assets of such companies; (iv) current and historical market prices of the Company Shares and Merger Partner Shares; (v) the audited financial statements of the Company and Merger Partner for the fiscal year ended December 31, 1999, and the unaudited financial statements of the Company and Merger Partner for the period ended September 30, 2000; (vi) certain internal financial analyses and forecasts prepared by the Company and Merger Partner and their respective managements; and (vii) the terms of other business combinations that we deemed relevant.

     In addition, we have held discussions with certain members of the management of the Company and Merger Partner with respect to certain aspects of the Merger, and the past and current business operations of the Company and Merger Partner, the financial condition and future prospects and operations of the Company and Merger Partner, the effects of the Merger on the financial condition and future prospects of the Company and Merger Partner, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

     In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and Merger Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and Merger Partner to which such analyses or forecasts relate. We have also assumed that the Merger will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have further assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

     Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which Company Shares or Merger Partner Shares will trade at any future time.

     In connection with the preparation of this opinion, we did not participate in the structuring of the Merger or the negotiation of the Consideration. However, we understand that Lehman Brothers, as a financial advisor to the Company, broadly solicited offers for the Company from August 2000 to December 2000 pursuant to an auction process.

     We have acted as a financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services.

     Please be advised that certain affiliates of J.P. Morgan Chase & Co. ("J.P. Morgan Chase"), including J.P. Morgan, a division of Chase Securities Inc. ("J.P. Morgan"), have, from time to time, performed certain financial advisory and other commercial and investment banking services for the Company and Merger Partner, for which they received customary compensation, and in the future may continue to perform, from time to time, certain financial advisory and other commercial and investment banking services for the Company or Merger Partner, for which they would receive customary compensation. Specifically, affiliates of J.P. Morgan Chase and J.P. Morgan (including their predecessors) have arranged or provided senior and subordinated debt financing to the Company and Merger Partner, and affiliates of J.P. Morgan Chase and J.P. Morgan may be arranging or providing financing to Merger Partner in connection with the Merger. In addition, in the ordinary course of their businesses, J.P. Morgan Chase and its affiliates may actively trade the debt and equity securities and loans of the Company or Merger Partner for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or loans.

     On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of Company Shares in the proposed Merger is fair, from a financial point of view, to such holders.

     This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. This opinion may be reproduced in full in any proxy or information statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

                                            Very truly yours,

                                            /s/ CHASE SECURITIES INC.

                                            CHASE SECURITIES INC.

                                                                         ANNEX C

                   [JOHNSON RICE & COMPANY L.L.C. LETTERHEAD]

                                January 23, 2001

Board of Directors
Bellwether Exploration Company
1331 Lamar Street
Suite 1455
Houston, TX 77010-3039

Gentlemen:

     You have asked our opinion as investment bankers as to the fairness from a financial point of view of the terms and consideration to be given to shareholders of Bellwether Exploration Company, a Texas corporation (the "Company") by the proposed merger with Bargo Energy Company ("Bargo").

     Johnson Rice & Company L.L.C. ("Johnson Rice"), as a part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Neither Johnson Rice nor its principals have a material ownership interest in the Company or Bargo.

     In connection with the opinion described below, we have reviewed certain business and financial information relating to the Company and Bargo and performed the following functions:

          1. Reviewed the historical financial statements of Bargo over the last two years;

          2. Discussed with certain members of the senior management of the Company concerning certain business operations, the financial condition and future prospects of Bargo;

          3. Discussed the terms of the Merger including the methodology used in determining the Merger value with the senior management of the Company;

          4. Analyzed the pro forma effect of the proposed Merger on both Bargo and the Company utilizing information provided by Bargo management and the Company; and,

          5. Considered and analyzed the public information with respect to the terms of certain other transactions in the Company's industry.

     In addition, we have considered such other information and have conducted such other analyses as we deemed appropriate under the circumstances. In connection with our review, we have relied upon and assumed the accuracy and completeness of the financial and other information furnished to us by the Company and Bargo and/or their representatives. We have not independently verified the accuracy or completeness of such information and have not made any independent evaluation or appraisal of the assets or liabilities of Bargo.

     Subject to the foregoing and based upon our experience as investment bankers and other factors we deem relevant, we are of the opinion that the terms of the Merger are fair from a financial point of view to the shareholders of the Company. We express no opinion as to the market value of Bargo or any security constituting a part thereof, prior to, on the date of, or after consummation of, the Merger. Our opinion herein is based upon conditions and circumstances existing on the date hereof, including current public and private equity markets, and is subject to considerable uncertainty concerning such conditions and circumstances in the future.

     Subject to the foregoing and based upon our experience as investment bankers and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the terms and consideration to be received by Bargo's shareholders in the Merger are fair from a financial point of view to the shareholders of the Company.

                                          Sincerely,

                                          /s/  JOHNSON RICE & Company L.L.C.
                                          --------------------------------------
                                               Johnson Rice & Company L.L.C.

                                                                         ANNEX D

                          CERTIFICATE OF AMENDMENT OF
                        CERTIFICATE OF INCORPORATION OF
                         BELLWETHER EXPLORATION COMPANY

     Bellwether Exploration Company, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

     The amendment to the Corporation's Certificate of Incorporation set forth in the following resolution approved by the Corporation's Board of Directors and stockholders was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

     "RESOLVED, that the introductory paragraph of Article Four of the Company's Certificate of Incorporation is hereby amended in its entirety so that, as amended, it shall be and read as follows, with the remainder of Article Four to remain unamended:

             The Corporation shall have authority to issue two classes of stock, and the total number authorized shall be sixty million (60,000,000) shares of Common Stock of the par value of one cent ($.01) each, and five million (5,000,000) shares of Preferred Stock of the par value of one cent ($.01) each. A description of the different classes of stock of the Corporation and a statement of the designations and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in respect of each class of such stock are as follows:"

     IN WITNESS WHEREOF, Bellwether Exploration Company has caused this Certificate to be signed and attested by its duly authorized officers, this
          day of             , 2001.

                                            BELLWETHER EXPLORATION COMPANY

                                            By:
                                              ----------------------------------
                                            Douglas Manner, President and Chief
                                            Executive Officer

Attest:

------------------------------------------------------
Secretary

                                                                         ANNEX E

5.12 Procedure for Dissent by Shareholders as to Corporate Action.

     A. Any shareholder of any domestic corporation who has the right to dissent from any of the corporate actions referred to in Article 5.11 of this Act may exercise that right to dissent only by complying with the following procedures:

          (1) (a) With respect to proposed corporate action that is submitted to a vote of shareholders at a meeting, the shareholder shall file with the corporation, prior to the meeting, a written objection to the action, setting out that the shareholder's right to dissent will be exercised if the action is effective and giving the shareholder's address, to which notice thereof shall be delivered or mailed in that event. If the action is effected and the shareholder shall not have voted in favor of the action, the corporation, in the case of action other than a merger, or the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten (10) days after the action is effected, deliver or mail to the shareholder written notice that the action has been effected, and the shareholder may, within ten (10) days from the delivery or mailing of the notice, make written demand on the existing, surviving, or new corporation(foreign or domestic) or other entity, as the case may be, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the day immediately preceding the meeting, excluding any appreciation or depreciation in anticipation of the proposed action. The demand shall state the number and class of the shares owned by the shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the ten (10) day period shall be bound by the action.

          (b) With respect to proposed corporate action that is approved pursuant to Section A of Article 9.10 of this Act, the corporation, in the case of action other than a merger, and the surviving or new corporation (foreign or domestic) or other entity that is liable to discharge the shareholder's right of dissent, in the case of a merger, shall, within ten
     (10) days after the date the action if effected, mail to each shareholder of record as of the effective date of the action notice of the fact and date of the action and that the shareholder may exercise the shareholder's right to dissent from the action. The notice shall be accompanied by a copy of this Article and any articles or documents filed by the corporation with the Secretary of State to effect the action. If the shareholder shall not have consented to the taking of the action, the shareholder may, within twenty (20) days after the mailing of the notice, make written demand on the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case maybe, for payment of the fair value of the shareholder's shares. The fair value of the shares shall be the value thereof as of the date the written consent authorizing the action was delivered to the corporation pursuant to Section A of Article 9.10 of this Act, excluding any appreciation or depreciation in anticipation of the action. The demand shall state the number and class of shares owned by the dissenting shareholder and the fair value of the shares as estimated by the shareholder. Any shareholder failing to make demand within the twenty (20) day period shall be bound by the action.

          (2) Within twenty (20) days after receipt by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of a demand for payment made by a dissenting shareholder in accordance with Subsection (1) of this Section, the corporation (foreign or domestic) or other entity shall deliver or mail to the shareholder a written notice that shall either set out that the corporation (foreign or domestic) or other entity accepts the amount claimed in the demand and agrees to pay that amount within ninety (90) days after the date on which the action was effected, and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed, or shall contain an estimate by the corporation (foreign or domestic) or other entity of the fair value of the shares, together with an offer to pay the amount of that estimate within ninety (90) days after the date on which the action was effected, upon receipt of notice within sixty(60) days after that date from the shareholder that the shareholder agrees to accept that amount and, in the case of shares represented by certificates, upon the surrender of the certificates duly endorsed.

          (3) If, within sixty (60) days after the date on which the corporate action was effected, the value of the shares is agreed upon between the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, payment for the shares shall be made within ninety (90) days after the date on which the action was effected and, in the case of shares represented by certificates, upon surrender of the certificates duly endorsed. Upon payment of the agreed value, the shareholder shall ceased to have any interest in the shares or in the corporation.

     B. If, within the period of sixty (60) days after the date on which the corporate action was effected, the shareholder and the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, do not so agree, then the shareholder or the corporation (foreign or domestic) or other entity may, within sixty (60) days after the expiration of the sixty (60) day period, file a petition in any court of competent jurisdiction in the county in which the principal office of the domestic corporation is located, asking for a finding and determination of the fair value of the shareholder's shares. Upon the filing of any such petition by the shareholder, service of a copy thereof shall be made upon the existing, surviving, or new corporation (foreign or domestic) or other entity, which shall, within ten (10) days after service, file in the office of the clerk of the court in which the petition was filed a list containing the names and addresses of all shareholders of the domestic corporation who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the corporation (foreign or domestic) or other entity. If the petition shall be filed by the existing, surviving, or new corporation (foreign or domestic) or other entity, the petition shall be accompanied by such a list. The clerk of the court shall give notice of the time and place fixed for the hearing of the petition by registered mail to the corporation (foreign or domestic) or other entity and to the shareholders named on the list at the addresses therein stated. The forms of the notices by mail shall be approved by the court. All shareholders thus notified and the existing, surviving, or new corporation (foreign or domestic) or other entity shall thereafter be bound by the final judgment of the court.

     C. After the hearing of the petition, the court shall determine the shareholders who have complied with the provisions of this Article and have become entitled to the valuation of and payment for their shares, and shall appoint one or more qualified appraisers to determine that value. The appraisers shall have power to examine any of the books and records of the corporation the shares of which they are charged with the duty of valuing, and they shall make a determination of the fair value of the shares upon such investigation as to them may seem proper. The appraisers shall also afford a reasonable opportunity to the parties interested to submit to them pertinent evidence as to the value of the shares. The appraisers shall also have such power and authority as may be conferred on Masters in Chancery by the Rules of Civil Procedure or by the order of their appointment.

     D. The appraisers shall determine the fair value of the shares of the shareholders adjudged by the court to be entitled to payment for their shares and shall file their report of that value in the office of the clerk of the court. Notice of the filing of the report shall be given by the clerk to the parties in interest. The report shall be subject to exceptions to be heard before the court both upon the law and the facts. The court shall by its judgment determine the fair value of the shares of the shareholders entitled to payment for their shares and shall direct the payment of that value by the existing, surviving, or new corporation (foreign or domestic) or other entity, together with interest thereon, beginning 91 days after the date on which the applicable corporate action from which the shareholder elected to dissent was effected to the date of such judgment, to the shareholders entitled to payment. The judgment shall be payable to the holders of uncertificated shares immediately but to the holders of shares represented by certificates only upon, and simultaneously with, the surrender to the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, of duly endorsed certificates for those shares. Upon payment of the judgment, the dissenting shareholders shall cease to have any interest in those shares or in the corporation. The court shall allow the appraisers a reasonable fee as court costs, and all court costs, shall be allotted between the parties in the manner that the court determines to be fair and equitable.

     E. Shares acquired by the existing, surviving, or new corporation (foreign or domestic) or other entity, as the case may be, pursuant to the payment of the agreed value of the shares or pursuant to payment of the judgment entered for the value of the shares, as in this Article provided, shall, in the case of a merger, be treated as provided in the plan of merger and, in all other cases, may be held and disposed of by the corporation as in the case of other treasury shares.

     F. The provisions of this Article shall not apply to a merger if, on the date of the filing of the articles of merger, the surviving corporation is the owner of all the outstanding shares of the other corporations, domestic or foreign that are parties to the merger.

     G. In the absence of fraud in the transaction, the remedy provided by this Article to a shareholder objecting to any corporate action referred to in
Article 5.11 of this Act is the exclusive remedy for the recovery of the value of his shares or money damages to the shareholder with respect to the action. If the existing, surviving, or new corporation(foreign or domestic) or other entity, as the case may be, complies with the requirements of this Article, any shareholder who fails to comply with the requirements of this Article shall not be entitled to bring suit for the recovery of the value of his shares or money damages to the shareholder with respect to the action. (Last amended by Ch. 215, L. '93, eff. 9-1-93.)

                                                                         ANNEX F

                         BELLWETHER EXPLORATION COMPANY
                            AUDIT COMMITTEE CHARTER

ORGANIZATION

     There shall be a committee of the Board of Directors ("Board") to be known as the Audit Committee. The Audit Committee shall be composed of three or more directors as determined by the Board, each of whom shall be independent of the management of the corporation and free from any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as a Committee member. All members of the Committee shall have a working familiarity of basic finance and accounting practices.

STATEMENT OF POLICY

     The Audit Committee shall provide assistance to the corporate directors in fulfilling their oversight responsibility to shareholders, potential shareholders, and the investment community related to corporate accounting, reporting practices, the quality and integrity of the corporation's financial reports, the systems of internal control which management and the Board have established, and the audit process.

     In so doing, it is the responsibility of the Audit Committee to maintain free and open communication between the directors, the independent auditors, the internal auditors, and the financial management of the corporation.

RESPONSIBILITIES

     In carrying out its responsibilities, the Audit Committee believes its policies and procedures should remain flexible, which will enable it to react to changing conditions and provide assurance to the directors and shareholders that the corporate accounting and reporting practices of the corporation are in accordance with all requirements and are of the highest quality.

     In carrying out these responsibilities, the Audit Committee will:

     - Review and update the Committee's charter as needed.

     - Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the corporation and its divisions and subsidiaries.

     - Confirm and assure the independence of the independent auditors and the objectivity of the internal auditor.

     - Review management consulting services provided by and fees paid to the independent auditors.

     - Meet with the independent auditors, the Director of Corporate Audit, and financial management of the corporation to review the scope of the current year's audit, the audit procedures to be used during the audit and, at the conclusion thereof, any comments or recommendations of the independent auditors.

     - Review with the independent auditors, the Director of Corporate Audit, and financial management, the adequacy and effectiveness of the accounting and financial controls of the corporation. Elicit recommendations for improving internal control procedures. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. Further, the Committee should periodically review company policy statements to determine adherence to the Corporate Code of Conduct.

     - Review the corporation's internal audit function including the independence and authority of its reporting obligations, the proposed audit plan, and the coordination of such plan with the independent auditors.

                         BELLWETHER EXPLORATION COMPANY
                    AUDIT COMMITTEE CHARTER  -- (CONTINUED)

     - Receive, prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

     - Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to shareholders. Any changes in accounting principles should be reviewed.

     - Review with management and the independent auditors the interim financial report before it is filed with the SEC or other regulators.

     - Review the published earnings press release containing the company's financial statements and consider whether the information contained in these documents is consistent with the information contained in the financial statements.

     - Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee. Among the items to be discussed in these meetings are the independent auditors' evaluation of the corporation's financial, accounting and auditing personnel and the cooperation that the independent auditors received during the course of the audit.

     - Review the adequacy of the accounting and financial personnel staffs and succession planning within the company.

     - Review legal and regulatory matters that may have a material impact on the financial statements, related company compliance policies, and programs and reports received from regulators.

     - Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board.

     - Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel or others for this purpose if, in its judgment, that is appropriate.

     - The Committee shall meet at least four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

     THE BELLWETHER EXPLORATION AUDIT COMMITTEE HAS ADOPTED THIS CHARTER THIS
          DAY OF             , 2000.

                                      /s/ Dr. Jack Birks
                                   -------------------------
                                        Dr. Jack Birks
                                   Chairman, Audit Committee

             /s/ Mike McLanahan                                /s/ Vincent Buckley
          -----------------------                            -----------------------
               Mike McLanahan                                    Vincent Buckley
          Member, Audit Committee                            Member, Audit Committee

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil, criminal, administrative, or investigative suit or action except actions by or in the right of the corporation if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful.
Section 145 further provides that in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue, or matter as to which such person has been adjudged liable to the corporation unless the Delaware Court of Chancery or other court in which such action or suit is brought approves such indemnification. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise, and to purchase indemnity insurance on behalf of its directors and officers.

     Article Eight of Bellwether's Certificate of Incorporation and Section 7.7 of its Bylaws provide, in general, that Bellwether may and shall, respectively, indemnify its officers and directors to the full extent permitted by Delaware law. Article Nine of Bellwether's Certificate of Incorporation further provides that a director of Bellwether shall not be personally liable to the company or its stockholders for monetary damages or breach of fiduciary duty as a director except for any breach of the director's duty of loyalty, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, for unlawful payment of dividends or unlawful stock purchases or redemptions, or for any transaction from which the director derived a personal benefit.

     The merger agreement provides that, for six years after the effective time of the merger, Bellwether will indemnify the present and former officers and directors of Bargo from liabilities arising out of actions or omissions in their capacity as such prior to the effective time of the merger, to the full extent permitted under Delaware law or Bellwether's certificate of incorporation, bylaws. In addition, Bellwether will maintain Bargo's directors' and officers' insurance coverage for six years after the effective time but only to the extent related to actions or omissions prior to the effective time; provided that maximum aggregate amount of premiums that Bellwether will be required to pay to maintain this coverage is $50,000.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
           2.1           -- Agreement and Plan of Merger, dated January 24, 2001,
                            between Bellwether Exploration Company and Bargo Energy
                            Company (incorporated by reference to Bellwether's
                            Exhibit 2.1 to the Current Report on Form 8-K, filed on
                            January 25, 2001).
           3.1           -- Certificate of Incorporation of Bellwether Exploration
                            Company (incorporated by reference to Exhibit 3.1 to the
                            Registration Statement on Form S-1, File No. 33-76570).
           3.2           -- Certificate of Amendment to Certificate of Incorporation
                            (incorporated by reference to Exhibit 3.2 to Bellwether's
                            Annual Report on Form 10-K for the fiscal year ended June
                            30, 1997).
           3.3           -- Certificate of Designation, Preferences and Rights of
                            Series A Preferred Stock (incorporated by reference to
                            Exhibit 1 to the Registration Statement on Form 8-A dated
                            September 19, 1997).
           3.4           -- By-laws of Bellwether Exploration Company (incorporated by reference to Exhibit 3.2 to the Registration Statement
                            on Form S-1, File No. 33-76570).
           3.5           -- Amendment to Article II, Section 2.2 of Bellwether
                            Exploration Company's Bylaws (incorporated by reference
                            to Exhibit 3.5 to Bellwether's Annual Report on Form 10-K
                            for the transition period ended December 31, 1997).
           3.6           -- Amendment to Bellwether Exploration Company's bylaws
                            adopted on March 27, 1998 (incorporated by reference to
                            Exhibit 3.6 to Bellwether's Annual Report on Form 10-K
                            for the transition period ended December 31, 1997).
           4.1           -- Specimen Stock Certificate (incorporated by reference to
                            Exhibit 4.1 to the Registration Statement on Form S-1,
                            File No. 33-76570).
           4.2           -- Bellwether's 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to the Registration Statement
                            on Form S-1, File No. 33-21813).
           4.3           -- Indenture dated April 9, 1997 among Bellwether, a
                            Subsidiary Guarantor and Bank of Montreal Trust Company
                            (incorporated herein by reference to Exhibit 4.2 to the
                            Registration Statement on Form S-1, Registration No.
                            33-21813).
           4.4           -- First Supplemental Indenture dated April 21, 1997 among
                            Bellwether, Odyssey Petroleum Company, Black Hawk Oil
                            Company, 1989-I TEAI Limited Partnership and Bank of
                            Montreal Trust Company, as Trustee (incorporated by
                            reference to Exhibit 99.2 on Bellwether's Form 8-K
                            Current Report filed on April 23, 1997).
           4.5           -- Shareholders Rights Agreement between Bellwether and
                            American Stock Transfer & Trust Company (incorporated
                            herein by reference to the Registration Statement on Form
                            8-A as filed with the Securities and Exchange Commission
                            on September 19, 1997).
           4.6           -- Warrant to Torch Energy Dated April 9, 1997 (incorporated by reference to Exhibit 4.6 to the Bellwether's Annual
                            Report on Form 10-K for the fiscal year ended June 30,
                            1997).
           5.1*          -- Opinion of Haynes and Boone, LLP.
           8.1           -- Opinion of Haynes and Boone, LLP regarding tax matters
                            (included in the proxy statement/information
                            statement/prospectus under "Material U.S. Federal Income
                            Tax Consequences of the Merger").
           8.2+          -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P
                            regarding tax matters.

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
          10.1           -- Administrative Services Agreement with Torch Energy
                            Advisors Incorporated commencing January 1, 1994
                            (incorporated by reference to Exhibit 94-10-3 to
                            Bellwether's Report on Form 10-Q for the quarter ended
                            March 31, 1994).
          10.2           -- 1994 Stock Incentive Plan (incorporated by reference to
                            Exhibit 10.9 to Bellwether's Registration Statement No.
                            33-76570).
          10.3           -- Registration Rights Agreement among Bellwether, Allstate
                            Insurance Company and the former owners of Odyssey
                            Partners, Ltd. (incorporated by reference to Exhibit 10.4
                            to Bellwether's Registration Statement No. 33-76570).
          10.4           -- Assignment of gas purchase contract from Texas Gas
                            Transmission Corporation to Bellwether (incorporated by
                            reference to Exhibit 96-10-4 to Bellwether's Report on
                            Form 10-Q for the quarter ended March 31, 1997).
          10.5           -- Acquisition Agreement dated March 31, 1997 among
                            Bellwether Exploration Company, Program Acquisition
                            Company and the other parties thereto. (incorporated by
                            reference to Exhibit 2.2 of Bellwether's Registration
                            Statement on Form S-1 (Registration No. 333-21813) filed
                            on April 3, 1997).
          10.6           -- Credit Agreement dated April 21, 1997 among Bellwether,
                            Odyssey Petroleum Company, Black Hawk Oil Company, 1989-I
                            TEAI Limited Partnership, Morgan Guarantee Trust Company
                            of New York, as administrative Agent, and certain banking
                            institutions (incorporated by reference to Bellwether's
                            Form 8-K Current Report as filed with the Commission on
                            April 23, 1997).
          10.7           -- Purchase and Sale Agreement dated June 9, 1997 among
                            Bellwether Exploration Company, Black Hawk Oil Company,
                            1988-II TEAI Limited Partnership, 1989-I TEAI Limited
                            Partnership, TEAI Oil and Gas Company, and the other
                            parties thereto as Sellers, and Jay Resources Corporation
                            as Buyer (incorporated by reference to Exhibit 10.18 to
                            Bellwether's Annual Report on Form 10-K for the fiscal
                            year ended June 30, 1997).
          10.8           -- Employment contract dated June 1, 1998 between Bellwether and J. Darby Sere' (incorporated by reference to Exhibit
                            10.1 to Bellwether's 10-Q for the quarter ended June 30,
                            1998).
          10.9           -- Employment contract dated June 1, 1998 between Bellwether and William C. Rankin (incorporated by reference to
                            Exhibit 10.2 to Bellwether's Report on Form 10-Q for the
                            quarter ended June 30, 1998).
          10.10          -- Purchase and Sale Agreement dated June 11, 1999 between
                            Bellwether Exploration Company as Buyer and Energen
                            Resources MAQ, Inc. as Seller (incorporated by reference
                            to Exhibit 10.15 to Bellwether's Report on Form 10-Q for
                            the quarter ended June 30, 1999).
          10.11          -- Separation contract dated August 9, 1999 between
                            Bellwether and J. Darby Sere' (incorporated by reference
                            to Exhibit 10.16 to Bellwether's Report on 10-Q for the
                            quarter ended June 30, 1999).
          10.12          -- Separation contract dated August 9, 1999 between
                            Bellwether and William C. Rankin (incorporated herein by
                            reference to Exhibit 10.17 to Bellwether's Report on 10-Q
                            for the quarter ended June 30, 1999).
          10.13          -- Employment Contract dated August 1, 1999 between
                            Bellwether and J.P. Bryan (incorporated herein by
                            reference to Exhibit 10.18 to Bellwether's Report on 10-Q
                            for the quarter ended September 30, 1999).

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
          10.14          -- Securities Purchase Agreement dated December 29, 1999 by and between Bellwether and Carpatsky Petroleum, Inc.
                            (incorporated by reference to Exhibit 11.14 of
                            Bellwether's Annual Report on Form 10-K filed on March
                            24, 2000).
          10.15          -- Master Services Agreement dated October 1, 1999 between
                            Bellwether and Torch Operating Company, Torch Energy
                            Marketing, Inc., Torch Energy Advisors, Inc. and
                            Novistar, Inc. (incorporated by reference to Exhibit
                            11.15 of Bellwether's Annual Report on Form 10-K filed on
                            March 24, 2000).
          10.16          -- Contract for the Production of Crude Oil and Additional
                            Hydrocarbon Exploration in the Charapa Marginal Field of
                            Petroecuador between Bellwether in Consortium with
                            Tecnipetrol, Inc. and the Ecuadorian State Oil Company,
                            Petroecuador (incorporated by reference to Exhibit 11.16
                            of Bellwether's Annual Report on Form 10-K filed on March
                            24, 2000).
          10.17          -- Master Service Agreement between Bellwether and Tecnie
                            S.A.C. dated November 1, 1999 (incorporated by reference
                            to Exhibit 11.17 of Bellwether's Annual Report on Form
                            10-K filed on March 24, 2000).
          10.18          -- Form of Voting Agreement (incorporated by reference to
                            Bellwether's Exhibit 10.1 to the Current Report on Form
                            8-K filed on January 25, 2001).
          21.1           -- List of Bellwether's Subsidiaries (incorporated by
                            reference to the Annual Report on Form 10-K filed on
                            March 24, 2000).
          23.1           -- Consent of Haynes and Boone, LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
          23.2+          -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
          23.3*          -- Consent of KPMG LLP, Bellwether's Independent Certified
                            Public Accountants.
          23.4*          -- Consent of PricewaterhouseCoopers LLP, Bargo's
                            Independent Public Accountants.
          23.5*          -- Consent of Arthur Andersen, Bargo's Independent Public
                            Accountants.
          23.6*          -- Consent of Ryder Scott Company Petroleum
                            Engineers -- Bellwether.
          23.7*          -- Consent of Netherland Sewell & Associates, Inc. -- Bargo.
          23.8*          -- Consent of T. J. Smith & Company, Inc. -- Bargo.
          24.1           -- Power of Attorney (included on the signature page
                            hereto).
          99.1+          -- Form of Proxy Card for Bellwether Annual Meeting.

---------------

* Filed herewith.
+ To be filed by amendment.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

          1. that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

          2. that every prospectus: (a) that is filed pursuant to paragraph (1) immediately preceding, or (b) that purports to meet the requirements of
     Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          3. to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request; and

          4. to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on February 1, 2001.

                                            BELLWETHER EXPLORATION COMPANY

                                            By:    /s/ DOUGLAS G. MANNER
                                              ----------------------------------
                                                      Douglas G. Manner
                                                President and Chief Executive
                                                            Officer

     KNOW ALL BY THESE PRESENTS, that each of the undersigned directors and officers of Bellwether Exploration Company hereby constitutes and appoints Douglas G. Manner and Ann Kaesermann, and each of them, his true and lawful attorney-in-fact and agent, with full power and in his name, place and stead, in any and all capacities, to sign, execute and file with the Securities and Exchange Commission and any state securities regulatory board or commission any documents relating to the proposed issuance and registration of the securities offered pursuant to this Registration Statement on Form S-4 under the Securities Act, including any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement on Form S-4 and any registration statement for the same offering that is to be effective upon filing pursuant to rule 462(b) under the Securities Act, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he might or could do if personally present, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done. Pursuant to the requirements of the Securities Act, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated below.

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                                                       Director                             February 1, 2001
-----------------------------------------------------
                     J. P. Bryan

                /s/ DOUGLAS G. MANNER                  Director, Chief Executive Officer    February 1, 2001
-----------------------------------------------------    (principal executive officer)
                  Douglas G. Manner

                                                       Director                             February 1, 2001
-----------------------------------------------------
                   Dr. Jack Birks

                                                       Director                             February 1, 2001
-----------------------------------------------------
                 Vincent H. Buckley

                  /s/ HABIB KAIROUZ                    Director                             February 1, 2001
-----------------------------------------------------
                    Habib Kairouz

                 /s/ A. K. MCLANAHAN                   Director                             February 1, 2001
-----------------------------------------------------
                   A. K. McLanahan

                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

               /s/ TOWNES G. PRESSLER                  Director                             February 1, 2001
-----------------------------------------------------
                 Townes G. Pressler

                 /s/ JUDY LEY ALLEN                    Director                             February 1, 2001
-----------------------------------------------------
                   Judy Ley Allen

                 /s/ ANN KAESERMANN                    Vice President-Finance (principal    February 1, 2001
-----------------------------------------------------    financial and accounting
                   Ann Kaesermann                        officer)

                               INDEX TO EXHIBITS

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
           2.1           -- Agreement and Plan of Merger, dated January 24, 2001,
                            between Bellwether Exploration Company and Bargo Energy
                            Company (incorporated by reference to Bellwether's
                            Exhibit 2.1 to the Current Report on Form 8-K, filed on
                            January 25, 2001).
           3.1           -- Certificate of Incorporation of Bellwether Exploration
                            Company (incorporated by reference to Exhibit 3.1 to the
                            Registration Statement on Form S-1, File No. 33-76570).
           3.2           -- Certificate of Amendment to Certificate of Incorporation
                            (incorporated by reference to Exhibit 3.2 to Bellwether's
                            Annual Report on Form 10-K for the fiscal year ended June
                            30, 1997).
           3.3           -- Certificate of Designation, Preferences and Rights of
                            Series A Preferred Stock (incorporated by reference to
                            Exhibit 1 to the Registration Statement on Form 8-A dated
                            September 19, 1997).
           3.4           -- By-laws of Bellwether Exploration Company (incorporated by reference to Exhibit 3.2 to the Registration Statement
                            on Form S-1, File No. 33-76570).
           3.5           -- Amendment to Article II, Section 2.2 of Bellwether
                            Exploration Company's Bylaws (incorporated by reference
                            to Exhibit 3.5 to Bellwether's Annual Report on Form 10-K
                            for the transition period ended December 31, 1997).
           3.6           -- Amendment to Bellwether Exploration Company's bylaws
                            adopted on March 27, 1998 (incorporated by reference to
                            Exhibit 3.6 to Bellwether's Annual Report on Form 10-K
                            for the transition period ended December 31, 1997).
           4.1           -- Specimen Stock Certificate (incorporated by reference to
                            Exhibit 4.1 to the Registration Statement on Form S-1,
                            File No. 33-76570).
           4.2           -- Bellwether's 1996 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to the Registration Statement
                            on Form S-1, File No. 33-21813).
           4.3           -- Indenture dated April 9, 1997 among Bellwether, a
                            Subsidiary Guarantor and Bank of Montreal Trust Company
                            (incorporated herein by reference to Exhibit 4.2 to the
                            Registration Statement on Form S-1, Registration No.
                            33-21813).
           4.4           -- First Supplemental Indenture dated April 21, 1997 among
                            Bellwether, Odyssey Petroleum Company, Black Hawk Oil
                            Company, 1989-I TEAI Limited Partnership and Bank of
                            Montreal Trust Company, as Trustee (incorporated by
                            reference to Exhibit 99.2 on Bellwether's Form 8-K
                            Current Report filed on April 23, 1997).
           4.5           -- Shareholders Rights Agreement between Bellwether and
                            American Stock Transfer & Trust Company (incorporated
                            herein by reference to the Registration Statement on Form
                            8-A as filed with the Securities and Exchange Commission
                            on September 19, 1997).
           4.6           -- Warrant to Torch Energy Dated April 9, 1997 (incorporated by reference to Exhibit 4.6 to the Bellwether's Annual
                            Report on Form 10-K for the fiscal year ended June 30,
                            1997).
           5.1*          -- Opinion of Haynes and Boone, LLP
           8.1           -- Opinion of Haynes and Boone, LLP regarding tax matters
                            (included in the proxy statement/information
                            statement/prospectus under "Material U.S. Federal Income
                            Tax Consequences of the Merger").

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
           8.2+          -- Opinion of Akin, Gump, Strauss, Hauer & Feld, L.L.P
                            regarding tax matters
          10.1           -- Administrative Services Agreement with Torch Energy
                            Advisors Incorporated commencing January 1, 1994
                            (incorporated by reference to Exhibit 94-10-3 to
                            Bellwether's Report on Form 10-Q for the quarter ended
                            March 31, 1994).
          10.2           -- 1994 Stock Incentive Plan (incorporated by reference to
                            Exhibit 10.9 to Bellwether's Registration Statement No.
                            33-76570).
          10.3           -- Registration Rights Agreement among Bellwether, Allstate
                            Insurance Company and the former owners of Odyssey
                            Partners, Ltd. (incorporated by reference to Exhibit 10.4
                            to Bellwether's Registration Statement No. 33-76570).
          10.4           -- Assignment of gas purchase contract from Texas Gas
                            Transmission Corporation to Bellwether (incorporated by
                            reference to Exhibit 96-10-4 to Bellwether's Report on
                            Form 10-Q for the quarter ended March 31, 1997).
          10.5           -- Acquisition Agreement dated March 31, 1997 among
                            Bellwether Exploration Company, Program Acquisition
                            Company and the other parties thereto. (incorporated by
                            reference to Exhibit 2.2 of Bellwether's Registration
                            Statement on Form S-1 (Registration No. 333-21813) filed
                            on April 3, 1997).
          10.6           -- Credit Agreement dated April 21, 1997 among Bellwether,
                            Odyssey Petroleum Company, Black Hawk Oil Company, 1989-I
                            TEAI Limited Partnership, Morgan Guarantee Trust Company
                            of New York, as administrative Agent, and certain banking
                            institutions (incorporated by reference to Bellwether's
                            Form 8-K Current Report as filed with the Commission on
                            April 23, 1997).
          10.7           -- Purchase and Sale Agreement dated June 9, 1997 among
                            Bellwether Exploration Company, Black Hawk Oil Company,
                            1988-II TEAI Limited Partnership, 1989-I TEAI Limited
                            Partnership, TEAI Oil and Gas Company, and the other
                            parties thereto as Sellers, and Jay Resources Corporation
                            as Buyer (incorporated by reference to Exhibit 10.18 to
                            Bellwether's Annual Report on Form 10-K for the fiscal
                            year ended June 30, 1997).
          10.8           -- Employment contract dated June 1, 1998 between Bellwether and J. Darby Sere' (incorporated by reference to Exhibit
                            10.1 to Bellwether's 10-Q for the quarter ended June 30,
                            1998).
          10.9           -- Employment contract dated June 1, 1998 between Bellwether and William C. Rankin (incorporated by reference to
                            Exhibit 10.2 to Bellwether's Report on Form 10-Q for the
                            quarter ended June 30, 1998).
          10.10          -- Purchase and Sale Agreement dated June 11, 1999 between
                            Bellwether Exploration Company as Buyer and Energen
                            Resources MAQ, Inc. as Seller (incorporated by reference
                            to Exhibit 10.15 to Bellwether's Report on Form 10-Q for
                            the quarter ended June 30, 1999).
          10.11          -- Separation contract dated August 9, 1999 between
                            Bellwether and J. Darby Sere' (incorporated by reference
                            to Exhibit 10.16 to Bellwether's Report on 10-Q for the
                            quarter ended June 30, 1999).
          10.12          -- Separation contract dated August 9, 1999 between
                            Bellwether and William C. Rankin (incorporated herein by
                            reference to Exhibit 10.17 to Bellwether's Report on 10-Q
                            for the quarter ended June 30, 1999).
          10.13          -- Employment Contract dated August 1, 1999 between
                            Bellwether and J.P. Bryan (incorporated herein by
                            reference to Exhibit 10.18 to Bellwether's Report on 10-Q
                            for the quarter ended September 30, 1999).

      EXHIBIT NO.                            EXHIBIT DESCRIPTION
      -----------                            -------------------
          10.14          -- Securities Purchase Agreement dated December 29, 1999 by and between Bellwether and Carpatsky Petroleum, Inc.
                            (incorporated by reference to Exhibit 11.14 of
                            Bellwether's Annual Report on Form 10-K filed on March
                            24, 2000).
          10.15          -- Master Services Agreement dated October 1, 1999 between
                            Bellwether and Torch Operating Company, Torch Energy
                            Marketing, Inc., Torch Energy Advisors, Inc. and
                            Novistar, Inc. (incorporated by reference to Exhibit
                            11.15 of Bellwether's Annual Report on Form 10-K filed on
                            March 24, 2000).
          10.16          -- Contract for the Production of Crude Oil and Additional
                            Hydrocarbon Exploration in the Charapa Marginal Field of
                            Petroecuador between Bellwether in Consortium with
                            Tecnipetrol, Inc. and the Ecuadorian State Oil Company,
                            Petroecuador (incorporated by reference to Exhibit 11.16
                            of Bellwether's Annual Report on Form 10-K filed on March
                            24, 2000).
          10.17          -- Master Service Agreement between Bellwether and Tecnie
                            S.A.C. dated November 1, 1999 (incorporated by reference
                            to Exhibit 11.17 of Bellwether's Annual Report on Form
                            10-K filed on March 24, 2000).
          10.18          -- Form of Voting Agreement (incorporated by reference to
                            Bellwether's Exhibit 10.1 to the Current Report on Form
                            8-K filed on January 25, 2001).
          21.1           -- List of Bellwether's Subsidiaries (incorporated by
                            reference to the Annual Report on Form 10-K filed on
                            March 24, 2000).
          23.1           -- Consent of Haynes and Boone, LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).
          23.2+          -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
          23.3*          -- Consent of KPMG LLP, Bellwether's Independent Certified
                            Public Accountants.
          23.4*          -- Consent of PricewaterhouseCoopers LLP, Bargo's
                            Independent Public Accountants.
          23.5*          -- Consent of Arthur Andersen, Bargo's Independent Public
                            Accountants.
          23.6*          -- Consent of Ryder Scott Company, L.P. -- Bellwether.
          23.7*          -- Consent of Netherland Sewell & Associates, Inc. -- Bargo.
          23.8*          -- Consent of T. J. Smith & Company, Inc. -- Bargo.
          24.1           -- Power of Attorney (included on the signature page
                            hereto).
          99.1+          -- Form of Proxy Card for Bellwether Annual Meeting.

---------------

* Filed herewith.
+ To be filed by amendment.